

2026
Proxy
Statement



"We serve the world's leading hyperscale cloud customers, enabling the AI infrastructure they are deploying at scale."

To our Stockholders

May 13, 2026

To our Stockholders:

Fiscal 2026 was a year of significant growth and accelerating momentum for Marvell. We delivered approximately $8.2 billion in revenue, growing more than 40% year over year, driven by strong demand in our data center end market. We also significantly increased capital returns to our stockholders, returning approximately $2.2 billion through share repurchases and dividends.

Our fiscal 2026 results are a reflection of Marvell's transformation over the past decade. When I became CEO in 2016, Marvell was a very different company, with a broader mix of consumer-oriented businesses, a much smaller presence in data infrastructure, and approximately $2.2 billion in annualized revenue. At the time, we believed the long-term growth opportunity in semiconductors would increasingly center on the infrastructure required to move, store, process, and secure data at massive scale. That conviction shaped the strategy we put in place and the decisions we made over the following decade. Early on, we established a clear vision for Marvell to become a leading provider of data infrastructure semiconductor solutions, and over time we systematically transformed the portfolio, capabilities, and operations of the company to realize that vision.

A Decade of Transformation

When I joined the company, data center represented only about 9% of our revenue base, and that business was primarily tied to on-premises enterprise infrastructure. We made the unconventional decision to bet the company's strategic direction on the smallest, but highest-potential, part of our portfolio. Today, more than 97% of Marvell's revenue is tied to data infrastructure markets, with cloud and AI infrastructure now serving as the primary drivers of our growth. We serve the world's leading hyperscale cloud customers, enabling the AI infrastructure they are deploying at scale.

To achieve this transformation, we streamlined the portfolio, exited or divested businesses that were no longer aligned with our strategy, and focused our investments on markets we believed offered the strongest long-term growth opportunities. Over time, we built a foundation of high-speed connectivity technologies that are enabling data infrastructure broadly, and we are deploying those technologies across high-speed interconnects, custom silicon, switching, and storage semiconductor businesses.

Strategic acquisitions also played an important role in accelerating Marvell's transformation. Over the past decade, we expanded our capabilities through acquisitions including Cavium in compute, Avera in custom ASICs, Inphi in high-speed electro-optics, Innovium in cloud switching, and more recently Celestial AI and XConn in next-generation AI connectivity. Each acquisition was a deliberate step toward building capabilities that would compound over time and strengthen the technology platform required for the next generation of cloud and AI infrastructure.

We also demonstrated discipline in divesting businesses that no longer aligned with our long-term strategy, including Wi-Fi connectivity, broadband, LTE, multimedia, and most recently automotive Ethernet. Notably, the sale of our Wi-Fi business to NXP for $1.8 billion and our automotive Ethernet business to Infineon for $2.5 billion in cash delivered compelling value for stockholders and provided additional capital to redeploy toward higher-growth opportunities. In total, over the past decade, we completed more than $24 billion of acquisitions and nearly $4.5 billion of divestitures.

Building a World-Class Execution Engine

In addition to changing our product portfolio, Marvell has significantly improved development efficiency, product quality, and execution speed across the company, rebuilding an execution engine that enables us to design increasingly complex chips, in higher volumes, with faster cycle times and more predictable results. Since 2018, the percentage of programs achieving first-pass silicon success, moving from A0 to production, has improved by 90%, while average tape-out cycle time has decreased by approximately 60%. These results were achieved even as chip complexity increased significantly across our product lines. These improvements reflect the rigor of our engineering teams, the strength of our execution model, and the increased coordination across our product, operations, and supply chain organizations. They have become increasingly important as our products and customer programs have grown in complexity and scale.

At the same time, we deepened our relationships with many of the world's leading technology companies. Today, Marvell works closely with hyperscale cloud providers, networking OEMs, and ecosystem partners on the most advanced infrastructure deployments in the industry. These relationships are built on years of collaboration, technical execution, and earned trust, and they continue to expand as AI infrastructure scales globally. Our ability to co-develop deeply alongside customers and deliver at scale has become one of Marvell's most important competitive advantages.

Sustained Value Creation

The strategic choices we made over the past decade are now translating into meaningful business results. In fiscal 2026, data center accounted for approximately three-quarters of total revenue, reflecting the central role AI now plays in our growth. Data center revenue has grown from approximately $200 million when this journey began to more than $6 billion in fiscal 2026, representing a 45% compound annual growth rate over the past 10 years. In addition, total company revenue grew at a compound annual growth rate of approximately 14.5% from fiscal year 2017 through the end of fiscal year 2026. In fiscal 2026, Marvell delivered approximately $2.9 billion in non-GAAP* operating profit, while non-GAAP EPS* reached $2.84 — more than eleven times higher than Marvell's non-GAAP* EPS 10 years ago.

Within data center, our growth is being driven by several key areas. Optical interconnect has grown at an approximately 50% compound annual growth rate (CAGR) for five straight years and represents roughly half of our data center revenue, continuing to outpace overall growth. Our custom silicon business has scaled rapidly from effectively zero to approximately 25% of our data center revenue in just a few years and continues to grow as customers adopt more specialized architectures. We expect XPUs and XPU attach solutions to be significant drivers of our growth over the next several years, with XPU attach emerging as a new category that we expect to grow to a multibillion-dollar opportunity over time.

The rapid acceleration of AI is reshaping the semiconductor industry. Demand is expanding beyond training to inference, driving a new phase of infrastructure buildout that is broader, more complex, and more distributed. Customers are building large-scale AI infrastructure that requires advances across compute, networking, and connectivity. This evolution plays directly to Marvell's strengths.

Marvell is the leader in end-to-end high-speed connectivity in and around the data center. We have built a comprehensive portfolio that spans electrical and optical connectivity, from links between data centers to die-to-die connectivity within the package, and everything in between. Our technologies are delivered through a combination of custom and merchant silicon, allowing us to support a broad range of customer architectures and design choices.

A clear example of our progress is our recently announced strategic partnership with NVIDIA. Through this collaboration, we are connecting Marvell's custom silicon and networking capabilities to the NVIDIA AI ecosystem, enabling customers to build highly optimized, heterogeneous infrastructure. This partnership reflects the growing importance of connectivity, optical interconnect, and accelerated infrastructure in scaling AI, and it underscores Marvell's role as a key enabler of next-generation systems. NVIDIA's decision to partner with and invest in Marvell further validates the technology, capabilities, and execution we have built over time.

A Culture Built for Long-Term Success

Foundational to our transformation and future is the culture we have built at Marvell. It is defined by relentless innovation, strong execution, and a shared commitment to our customers, employees, and communities.

Our Core Behaviors — acting with integrity and treating everyone with respect, innovating to solve customer needs, executing with thoroughness and rigor, and helping others achieve their objectives — guide how we operate and how we serve our customers and partners around the world. Over time, these behaviors have become deeply embedded across the company and are central to how we execute and scale the business.

Our employees are our greatest asset and the key to building long-term value. We continue to invest in developing talent at every stage of employees' careers. One of the first talent initiatives I put in place as CEO was a global internship program, which now brings hundreds of interns into Marvell each year, many of whom go on to become full-time employees. From early-career development programs and technical leadership initiatives to management and executive development, we are building an environment where employees can continue to grow professionally while contributing to Marvell's long-term success. This focus on early-career talent is reflected in our hiring: in fiscal 2026, almost 40% of our new hires were Gen Z.

This year, we were honored to be named one of the World's Most Ethical Companies® by Ethisphere, reflecting the commitment of our employees to uphold the highest standards in everything we do. We were also recertified as a Great Place to Work® in multiple countries based on direct employee feedback and recognized by Forbes as one of America's Best Employers for New Graduates. We continue to rank at the top of our peer group across a number of employee review platforms.

Our culture extends beyond the workplace and into the communities where we live and operate. In 2025, 25% of our employees participated in charitable giving or volunteering, up from 7% in 2022. This level of engagement reflects the shared sense of purpose across our global team and the positive impact they are making every day.

We are also committed to advancing sustainability across our operations and products. In fiscal 2026, approximately 97% of Marvell's global electricity usage came from renewable sources, and we reduced our Scope 1 and market-based Scope 2 greenhouse gas emissions by 86% compared to our fiscal 2022 baseline. We are also improving the power efficiency of our products, recognizing that energy efficiency is becoming increasingly important as AI infrastructure scales globally.

Looking Ahead**

We are entering a new phase of growth at Marvell, one that builds on a decade of transformation and positions the company to scale significantly. Demand across AI and cloud infrastructure is not only strong — it is accelerating, and we believe we are still in the early stages of this cycle.

Our role in enabling next-generation infrastructure continues to expand, driven by leadership in optical interconnect, custom silicon, and switching and storage. As AI systems scale, the complexity of these platforms is increasing, and so is the need for tightly integrated, high-performance solutions — areas where Marvell is deeply differentiated.

To meet this moment, we are scaling the company with urgency and intent. This includes expanding our engineering capacity, scaling our systems and processes, and continuing to invest in the technologies that will define the next generation of infrastructure. We are also increasingly leveraging AI internally to improve productivity across the company, helping our engineers design and deliver better products faster, accelerating development cycles, and enabling early-career talent to become productive more quickly. The pace of innovation in our industry is increasing, and Marvell is operating with the speed, focus, and rigor this moment requires.

While the opportunity ahead is significant, we remain focused on disciplined execution and long-term value creation. We believe the combination of our technology leadership, trusted customer relationships, and ability to execute at scale positions Marvell to deliver sustained growth in the years ahead.

I want to thank our employees for their dedication and hard work, our customers and partners for their trust and collaboration, and our stockholders for their continued support throughout this period of transformation and growth.

Marvell's best days are ahead, and I am excited about what we can achieve over the next decade.

Matt Murphy
Chairman and CEO

* In this letter, I refer to certain Non-GAAP financial measures. A reconciliation between our GAAP and Non-GAAP financial measures is available in the appendix at the end of the proxy statement.

** This letter contains forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties. Words such as "aim," "see," "look," "committed," "dedicated," "prospect," "expect," "intend," "plan," "project," "believe," "seek," "can," "may," "will," "target" and similar expressions identify such forward-looking statements. These statements are not guarantees of results and should not be considered as an indication of future activity or future performance. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual events or results may differ materially from those described in this letter due to a number of risks and uncertainties, including the risks and uncertainties that affect our business described in the "Risk Factors" section of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by us from time to time with the Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

(This page has been left blank intentionally.)

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS



To Be Held on June 25, 2026

MARVELL

1000 N. West Street
Suite 1200
Wilmington, DE 19801

The 2026 Annual Meeting of Stockholders (the "Annual Meeting") of Marvell Technology, Inc., a Delaware corporation, ("Marvell," the "Company," "we," "us" or "our") is scheduled to be held on Thursday, June 25, 2026, at 9:00 a.m. Pacific Time. The Annual Meeting will take place solely by means of remote communication as discussed below. The Annual Meeting will be held virtually via live audio webcast at www.virtualshareholdermeeting.com/MRVL2026. You will be able to attend, vote your shares and submit questions online during the meeting by logging in to the website specified above using the 16-digit control number included on your proxy card or a "legal proxy," as described in further detail below.

The purposes of the Annual Meeting are:

1. To elect the eight (8) directors named in the accompanying proxy statement who will hold office until the earlier of the 2027 Annual Meeting or their resignation or removal;
2. To approve named executive officer compensation on an advisory (non-binding) basis;
3. To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for its fiscal year ending January 30, 2027; and
4. To consider and act on one stockholder proposal, entitled "Independent Board Chairman," if properly presented at the Annual Meeting.

In addition, stockholders may be asked to consider and vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof. If any other matters properly come before the Annual Meeting or any adjournment or postponement thereof, the persons named in the proxy card will vote in their discretion the shares represented by all properly executed proxies.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice of Annual Meeting. We have established the close of business, 6:00 p.m. Pacific Time, on April 30, 2026, as the record date for determining those stockholders entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. Only holders of shares of our common stock and shares of our Series A Convertible Preferred Stock (the "Series A Preferred Stock") as of the record date are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. Execution of a proxy will not in any way affect your right to attend and vote at the Annual Meeting, and any person who executes a proxy will retain the right to revoke it at any time before it is exercised. Each stockholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf.

Your Board recommends that you vote: ***FOR*** the Board's nominees for directors; ***FOR*** the approval of our named executive officer compensation; ***FOR*** the ratification of the appointment of our independent registered public accounting firm; and ***AGAINST*** the stockholder proposal.

In the event of a technical malfunction or other situation that the meeting Chairman determines may affect the ability of the Annual Meeting to satisfy the requirements for a meeting of stockholders to be held by means of remote communication under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the Annual Meeting, the Chairman or secretary of the Annual Meeting will convene the meeting at 11:00 a.m. Pacific Time on the date specified above and at Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054 solely for the purpose of adjourning the meeting to reconvene at a date, time and physical or virtual location announced by the meeting Chairman. Under either of the foregoing circumstances, we will post information regarding the announcement in the "Investor Relations" section of the Company's website at https://investor.marvell.com.

Your attention is directed to the accompanying proxy statement. Whether or not you plan to attend the Annual Meeting online, it is important that your shares be represented and voted at the Annual Meeting. For specific voting instructions, please refer to the information provided in the following proxy statement, together with your proxy card or the voting instructions you receive by mail, e-mail or that are provided via the Internet.

BY ORDER OF THE BOARD OF DIRECTORS

MATTHEW J. MURPHY
Chairman and CEO

May 13, 2026

Important notice regarding the availability of proxy materials for the Annual Meeting:
This Proxy Statement and the financial and other information contained in our Annual Report to Stockholders for the fiscal year ended January 31, 2026 are available at www.proxyvote.com, where you may also cast your vote.

TABLE OF CONTENTS

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

MARVELL TECHNOLOGY, INC.
1000 N. West Street
Suite 1200
Wilmington, DE 19801

JUNE 25, 2026

INTRODUCTION

This proxy statement and the accompanying proxy materials are being furnished in connection with the solicitation by the board of directors (the "Board") of Marvell Technology, Inc., a Delaware corporation, of proxies for use at our Annual Meeting of Stockholders (referred to herein as the "Annual Meeting" or the "meeting") scheduled to be held virtually at 9:00 a.m. Pacific Time, on Thursday, June 25, 2026. This proxy statement and the accompanying proxy materials are first being made available to stockholders on or about May 13, 2026.

INFORMATION REGARDING THE ANNUAL MEETING

This proxy statement contains information about the meeting and was prepared by our management at the direction of our Board. Our Board supports each action for which your vote is solicited except for Proposal No. 4 (the stockholder proposal, entitled "Independent Board Chairman").

Our Board asks you to appoint Willem Meintjes, our Chief Financial Officer, and Mark Casper, our Chief Legal Officer and Secretary, as your proxy holders to vote your shares at the meeting. You may make this appointment by properly completing the proxy as described below. If appointed by you, your shares represented by a properly completed proxy received by us will be voted at the meeting in the manner specified therein or, if no instructions are marked on the proxy, your shares will be voted as described below. Although management does not know of any other matter to be acted upon at the meeting, unless contrary instructions are given, shares represented by valid proxies will be voted by the persons named on the proxy card in the manner the proxy holders deem appropriate for any other matters that may properly come before the meeting.

We maintain our executive office in Delaware at 1000 N. West Street, Suite 1200, Wilmington, DE 19801. Our telephone number in Delaware is (441) 294-8096.

Record Date and Shares Outstanding

The record date for the Annual Meeting has been set as the close of business, 6:00 p.m. Pacific Time, on April 30, 2026 ("Record Date"). Only stockholders of record as of such date will be entitled to notice of and to vote at the meeting. As of the Record Date, the following shares of the Company were issued and outstanding: 875,553,173 shares of common stock, and 2,000,000 shares of Series A Preferred Stock that are convertible into 21,778,000 shares of common stock. Therefore, there are 897,331,173 total shares (on an as-converted to common stock basis) (the "Voting Shares") entitled to vote as of the Record Date. Each Voting Share is entitled to one vote on each of the proposals to be voted on at the Annual Meeting, except that the Voting Shares with respect to the Series A Preferred Stock do not vote for the election and removal of directors. Voting Shares held as of the Record Date include shares that are held directly in your name as the stockholder of record and those shares held for you as a beneficial owner through a broker, bank, or other nominee.

In this proxy statement, we refer to the fiscal year ended January 28, 2023 as fiscal 2023, the fiscal year ended February 3, 2024 as fiscal 2024, the fiscal year ended February 1, 2025 as fiscal 2025, the fiscal year ended January 31, 2026 as fiscal 2026, and the fiscal year ended January 30, 2027 as fiscal 2027.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Nominees

Our Bylaws provide that our Board shall consist of not fewer than two (2) nor more than fifteen (15) directors. The exact number is currently set at nine (9) and there are currently nine (9) members serving on our Board. After discussing with each director their interest in continuing to serve as a director of the Company, the Nominating and Governance Committee of the Board (the "N&G Committee") has recommended, and our Board has nominated, eight (8) current members of our Board to stand for election at the Annual Meeting. In discussions with the N&G Committee one of our directors, Mr. Brown expressed a preference to retire from the Board. As a result of these discussions and his preference, he was not nominated as a director for fiscal 2027. If the current nominees are elected, we will have eight members serving on our Board and the number of directors will be reduced to eight effective as of the election of directors at the Annual Meeting. We thank Mr. Brown for his service on the Board.

Our director nominees for the 2026 Annual Meeting are Sara Andrews, Brad Buss, Daniel Durn, Rebecca House, Marachel Knight, Matthew J. Murphy, Rajiv Ramaswami and Richard Wallace. All of our director nominees are currently directors who were last elected by stockholders at the 2025 Annual Meeting, except for Mr. Ramaswami who was appointed to the Board on July 22, 2025.

If the current nominees are elected, we will have eight (8) members serving on our Board.

All nominees elected as directors will serve until the 2027 Annual Meeting and until their successors have been duly elected and qualified or their earlier resignation or removal. In the event any new nominees are appointed as directors after this Annual Meeting, they will be required to stand for election at the next Annual Meeting.

Biographical information for each of the nominees may be found immediately following this proposal. Each of our nominees is willing to be named as such herein and each of the nominees is willing to serve as a director if elected. However, if one or more of the director nominees should be unable or, for good cause, unwilling to serve as a director, the proxy holders may vote for a substitute nominee recommended by the N&G Committee and approved by our Board, or the Board may reduce its size.

Board Recommendation and Required Vote

Our Board recommends that you vote **FOR** each director nominee identified above.

Unless authority to do so is withheld, the proxy holders named in the proxy card will vote the shares represented thereby **FOR** the election of each such nominee. Assuming the presence of a quorum, our Bylaws require that, in an uncontested election (such as the Annual Meeting), a director nominee will be elected only if he or she receives a majority of the votes cast with respect to his or her election (that is, the number of votes cast "for" that nominee exceeds the number of votes cast "against" that nominee) at the Annual Meeting. Abstentions and broker non-votes will have no effect on the outcome.

DIRECTOR NOMINEES

Name	Age[1]	Position	Director Since	Gender[2]	Demographic Identity[2]
Matthew J. Murphy	53	Chairman & CEO	2016	M	W
Sara Andrews	62	Independent Director	2022	F	W
Brad W. Buss	62	Lead Independent Director	2018	M	W
Daniel Durn	59	Independent Director	2024	M	W
Rebecca House	53	Independent Director	2022	F	W
Marachel L. Knight	53	Independent Director	2020	F	B
Rajiv Ramaswami	60	Independent Director	2025	M	A
Richard P. Wallace	66	Independent Director	2024	M	W

[1] The age of each director is provided as of the Record Date.

[2] B-Black or African American. W-White. A-Asian. M-Male. F-Female.

Below each nominee's biography, we have included an assessment of the skills and experience of such nominee that led to the conclusion he or she should serve as a director at this time, in light of the Company's business and structure.



Matthew J. Murphy
Chairman & CEO

Age: 53
Director Since: 2016

Matthew J. Murphy is Marvell's Chairman and Chief Executive Officer. He has led the Company since joining in July 2016 and has served as a member of the Board since 2016 and as Chairman of the Board since June 2023. In his role as Chairman and Chief Executive Officer, Mr. Murphy is responsible for leading new technology development, directing ongoing operations and driving Marvell's growth strategy. From July 2016 to July 2025, Mr. Murphy was also President of the Company. Prior to joining Marvell, Mr. Murphy worked for Maxim Integrated Products, Inc. ("Maxim"), a designer, manufacturer, and seller of analog and mixed signal integrated circuits, for 22 years, where he advanced through a series of business leadership roles over two decades. Most recently, from 2015 to 2016 he was Executive Vice President, Business Units, Sales and Marketing. In this capacity he had company-wide profit and loss responsibility, leading all product development, sales and field applications, marketing, and central engineering. From 2011 to 2015, he was Senior Vice President of the Communications and Automotive Solutions Group, leading the team that developed differentiated solutions for those markets. From 2006 to 2011, he was Vice President, Worldwide Sales & Marketing during a time when Maxim's sales expanded significantly. Prior to 2006, he served in a variety of business unit management and customer operations roles. In prior roles, Mr. Murphy led Maxim's communications, data center, and automotive business groups, all of which experienced significant growth under his leadership. Mr. Murphy previously served on the board of directors of eBay Inc. Mr. Murphy earned a Bachelor of Arts from Franklin & Marshall College and is a graduate of the Stanford Executive Program.

Mr. Murphy brings to the Board both extensive industry knowledge and, as a result of his day-to-day involvement in the Company's business, insight and information related to the Company's strategy, sales, financial condition, operations, and competitive position.



Sara Andrews
Independent Director

Age: 62
Director Since: 2022

Sara Andrews has served as a member of the Board since April 2022. In April 2022, she joined Experian plc, a multi-national data analytics and consumer credit reporting company, as Chief Information Security Officer. She served as Senior Vice President and Chief Information Security Officer at PepsiCo, Inc., a multi-national food and beverage company, from July 2014 to April 2022, where she was responsible for safeguarding networks and data across all PepsiCo business units and brands globally. Prior to joining PepsiCo, Inc., she served as Chief Network Security Officer of Verizon Communications, Inc. from June 1997 to July 2014, during which time she led several organizations responsible for the security of all Verizon wireline networks serving Verizon's residential, small business and enterprise customers. Ms. Andrews previously served on the board of directors of LogMeIn, Inc., formerly a public company, Mandiant, Inc. and the Collin County Children's Advocacy Center, a non- profit child advocacy center based in Plano, Texas. She is a member of the CISO (Chief Information Security Officer) Coalition National Leadership Board. Ms. Andrews holds a Bachelor of Industrial Engineering from Auburn University and a Master of Business Administration from Brenau University.

Ms. Andrews brings to the Board extensive expertise in cyber-security and information system technology. She also brings experience with the operation of large companies that are of a size and scale significantly greater than the Company.



Brad W. Buss
Lead Independent Director

Age: 62
Director Since: 2018

Brad W. Buss has served as a director since July 2018 and as the Lead Independent Director since June 2025. Mr. Buss was the Chief Financial Officer of SolarCity Corporation, a provider of solar energy services, from August 2014 until he retired in February 2016. Mr. Buss served as the Executive Vice President of Finance and Administration and Chief Financial Officer of Cypress Semiconductor Corporation from August 2005 to June 2014. Mr. Buss also held prior financial leadership roles with Altera Corporation, Cisco Systems, Inc., Veba Electronics LLC and Wyle Electronics, Inc. Mr. Buss currently serves on the boards of directors of AECOM and QuantumScape Corporation as well as private company boards. Mr. Buss previously served as a director of TuSimple Holdings Inc., Advance Auto Parts, Inc., Tesla Motors Inc., CaféPress, Inc. and Cavium, Inc. (which Marvell acquired in July 2018). Mr. Buss holds a Bachelor of Arts in economics from McMaster University and an Honors Business Administration degree, majoring in finance and accounting, from the University of Windsor.

Mr. Buss brings to the Board his executive experience and his financial and accounting expertise with both public and private companies in the semiconductor industry and other diverse industries as well as extensive business management, governance, and leadership experience.



Daniel Durn
Independent Director

Age: 59
Director Since: 2024

Daniel Durn has served as a director since April 2024. He is the Chief Financial Officer and Executive Vice President, Finance, Technology, Security and Operations of Adobe Inc. Mr. Durn joined Adobe in October 2021 as Executive Vice President and Chief Financial Officer. Prior to that, Mr. Durn served as a Senior Vice President and Chief Financial Officer of Applied Materials, Inc., a semiconductor equipment company, from August 2017 to October 2021. Previously, he was Executive Vice President and Chief Financial Officer at NXP Semiconductors N.V. from December 2015 to August 2017 following its merger with Freescale Semiconductor Inc. ("Freescale"), where he was Senior Vice President and Chief Financial Officer prior to the merger. Before Freescale, he was Chief Financial Officer and Executive Vice President of Finance and Administration at GlobalFoundries Inc., a multinational semiconductor company, and he served as Managing Director and Head of Mergers and Acquisitions and Strategy at Mubadala Technology Fund, a private equity fund. Prior to that, Mr. Durn was a Vice President of Mergers and Acquisitions in the technology practice at Goldman Sachs & Company, a global investment banking firm. Mr. Durn received his Master of Business Administration in Finance from Columbia Business School and graduated from the U.S. Naval Academy with a Bachelor of Science in Control Systems Engineering. He served in the Navy for six years, reaching the rank of lieutenant.

Mr. Durn brings to the Board deep expertise relating to finance and accounting matters and extensive business management, governance, and leadership experience at other publicly traded technology and semiconductor companies.



Rebecca House
Independent Director

Age: 53
Director Since: 2022

Rebecca W. House has served as a director since August 2022. Ms. House has served as the Senior Vice President, Chief People (since July 2020) and Legal Officer and Secretary (since January 2017) of Rockwell Automation, Inc., a global leader in industrial automation and digital transformation. Prior to that she served as the Assistant General Counsel, Operations and Compliance, and Assistant Secretary, at Harley-Davidson, Inc., a motorcycle manufacturer. Ms. House serves on the board of directors for FMI Funds, Inc. and the Wisconsin Alumni Research Foundation (WARF). She is also a director and former Board President of Sojourner Family Peace Center, the largest provider of domestic violence prevention and intervention services in the state of Wisconsin. She graduated with a Bachelor of Arts degree from the University of Wisconsin — Madison. She earned her law degree, magna cum laude, from Harvard Law School in Cambridge, Massachusetts.

Ms. House brings to the Board her human resources, legal, risk oversight, sustainability, and general management experience and expertise, as well as corporate governance experience developed through leadership positions at public companies with global operations.



Marachel L. Knight
Independent Director

Age: 53
Director Since: 2020

Marachel L. Knight has served as a director since July 2020. In December 2022, Ms. Knight retired as Senior Vice President of Strategic Program Realization at AT&T, Inc., a leading provider of telecommunications, media, and technology services globally, where she was responsible for managing prioritization of a multi-billion-dollar capital portfolio and delivering strategic initiatives, products and services that spanned across the enterprise. Prior to holding that position, she served as the Senior Vice President of Technology Planning and Operations at AT&T, Inc., from April 2021 to April 2022. Prior to holding that position, she held various leadership positions at AT&T, Inc. over her more than 25 year tenure, including Senior Vice President of Engineering and Operations from 2020 to 2021; Senior Vice President of Technology Services and Operations from 2019 to 2020; Senior Vice President of Wireless and Access Engineering, Construction and Operations from 2018 to 2019; Senior Vice President of Technology Planning and Engineering from 2017 to 2018; Senior Vice President — Wireless Network Architecture and Design during 2017; Vice President — Advanced Technology Planning and Realization from 2016 to 2017; and Vice President — Construction and Engineering (Midwest Region) from 2015 to 2016. Prior to holding these positions, she held other leadership roles at AT&T, Inc. of increasing responsibility. Ms. Knight serves on the board of directors of LM Ericsson Telephone Company. She holds a Master of Science, Information Networking from Carnegie Mellon University and a Bachelor of Science, Electrical Engineering from Florida State University.

Ms. Knight brings to the Board her technical and operational leadership gained over her 27 years of experience at AT&T, including her experience managing technology operations at scale as well as experience in 5G planning and rollouts that provides us with insights related to our technology and strategic business priorities in our carrier infrastructure end market.



Rajiv Ramaswami
Independent Director

Age: 60
Director Since: 2025

Rajiv Ramaswami has served as a director since July 2025. Mr. Ramaswami has served as a Director and the President and Chief Executive Officer of Nutanix, Inc., an enterprise Cloud computing company, since December 2020. Prior to joining Nutanix, Mr. Ramaswami served as Chief Operating Officer of Products and Cloud Services at VMware,Inc., a virtualization and cloud infrastructure solutions company, from October 2016 until December 2020. From April 2016 to October 2016, Mr. Ramaswami led VMware's Networking and Security business as Executive Vice President and General Manager. Mr. Ramaswami served as Executive Vice President and General Manager, Infrastructure and Networking at Broadcom, a semiconductor, enterprise software and security solutions company, from February 2010 to January 2016, where he established Broadcom as a leader in data center, enterprise, and carrier networking. Prior to Broadcom, he served in multiple General Manager roles at Cisco, a global networking hardware and software technology company, across switching, data center, storage and optical networking business units. Earlier in his career, he held various leadership positions at Nortel, Tellabs, and IBM. Mr. Ramaswami also served as a member of the board of directors of NeoPhotonics Corporation, a manufacturer of telecommunications circuits, from March 2014 to August 2022. Mr. Ramaswami is an Institute of Electrical and Electronics Engineers Fellow and holds 36 patents, primarily in optical networking. Mr. Ramaswami has Bachelor of Science degree in Electrical Engineering and Computer Science from the Indian Institute of Technology, Madras as well as a M.S. and Ph.D. in Electrical Engineering and Computer Science from the University of California, Berkeley.

Mr. Ramaswami brings more than three decades of technology industry leadership to the Board. Mr. Ramaswami is an accomplished technology executive with deep expertise spanning software, cloud services, network infrastructure, and semiconductors. His leadership and strategic perspective will be invaluable to the Board as we implement our future strategic plans.



Richard P. Wallace
Independent Director

Age: 66
Director Since: 2024

Richard P. Wallace has served as a director since April 2024. Mr. Wallace is a director and the President and Chief Executive Officer of KLA Corporation, where he has served as the Chief Executive Officer since January 2006, the President since November 2008 and as a member of the board of directors since 2006. He began at KLA Instruments in 1988 as an applications engineer and has held various general management positions throughout his 38 years with KLA Corporation, including positions as President and Chief Operating Officer from July 2005 to December 2005, Executive Vice President of the Customer Group from May 2004 to July 2005, and Executive Vice President of the Wafer Inspection Group from July 2000 to May 2004. Earlier in his career, he held positions with Ultratech Stepper, Cypress Semiconductor Corporation and Procter & Gamble Company. Mr. Wallace previously served as a member of the board of directors of SEMI (Semiconductor Equipment and Materials International), a prominent industry association, including as SEMI's Chairman of the Board. In addition, he previously served as a director of Splunk, Inc., NetApp, Inc., Proofpoint, Inc. and Beckman Coulter Inc. He earned his bachelor's degree in electrical engineering from the University of Michigan and his master's degree in engineering management from Santa Clara University, where he also taught strategic marketing and global competitiveness courses after his graduation.

Mr. Wallace brings to the Board extensive leadership and semiconductor industry experience. In addition, Mr. Wallace's current service as a member of the board of directors of KLA Corporation and his prior service as a member of the boards of directors of Splunk, Inc., NetApp, Inc. and Proofpoint, Inc. give him a strong understanding of his role as a director and a broad perspective on key industry issues and corporate governance matters.

There are no family relationships among any of our director nominees and executive officers.

Non-Employee Director Nominee Skills Matrix

Name	C-Level Experience	Operations	Governance, Legal	Auditing or Accounting	Technology, Risk Management, Cybersecurity	Public Company Board	Global Expertise	Industry knowledge
Sara Andrews	x				x	x	x	
Brad Buss	x		x	x	x	x	x	x
Daniel Durn	x	x	x	x	x		x	x
Rebecca House	x		x		x		x	
Marachel Knight		x			x	x	x	x
Rajiv Ramaswami	x	x	x		x	x	x	x
Richard Wallace	x	x	x		x	x	x	x

CORPORATE GOVERNANCE AND MATTERS RELATED TO OUR BOARD OF DIRECTORS

Corporate Governance

We believe that good corporate governance is important to our ability to manage the Company for the long-term benefit of our stockholders. We periodically review our corporate governance policies and practices (the "Corporate Governance Guidelines") and benchmark them to those suggested by various corporate governance authorities and the practices of other public companies.

Corporate Governance Guidelines

Our Board has adopted a set of Corporate Governance Guidelines to establish a framework within which it is able to conduct its business. The Corporate Governance Guidelines provide, among other things, that:

- A majority of the directors must be independent;
- Our Board shall appoint all members of, and the Chair of, each Board committee based on the recommendations of the N&G Committee;
- The N&G Committee screens and recommends Board candidates to our Board;
- The Audit Committee of the Board (the "Audit Committee"), Executive Compensation Committee of the Board (the "ECC") and N&G Committee must consist solely of independent directors; and
- The independent directors shall meet regularly in executive session without the presence of the non-independent directors or members of our management.

If the Company has a member of management (or otherwise non-independent Board member) serving as Chairman of the Board, our Board will appoint a lead independent director. The lead independent director will be selected by the majority vote of the independent directors of the Board. The lead independent director's duties include the following:

- Develop the agenda for meetings, as needed, and moderate executive sessions of the Board's independent directors;
- Help promote good communication between the independent directors and the Chairman of the Board and/or the CEO;
- Chair the meetings of the Board in the absence of the Chairman of the Board;
- Make recommendations to the Chairman of the Board regarding the appropriate schedule of Board meetings, seeking to ensure that the independent directors can perform their duties responsibly while not interfering with the flow of the Company's operations;
- Jointly with the Chairman of the Board set agendas for Board meetings and make recommendations to the Chairman of the Board regarding the structure of Board meetings;
- Make recommendations to the Chairman of the Board in assessing the quality, quantity and timeliness of the flow of information from the Company's management that is necessary for the independent directors to effectively and responsibly perform their duties;
- Coordinate with the N&G Committee and the Chief Legal Officer (or his or her designee) to promote a thorough annual self-assessment by the Board and its committees; and
- Meet with major investors upon request.

In performing the duties described above, the lead independent director consults with the Chairs of the appropriate Board committees and solicits their participation.

We also provide our directors training on issues facing us and on subjects that would assist the directors in discharging their duties. Our Board may modify the Corporate Governance Guidelines from time to time, as appropriate. The Corporate Governance Guidelines can be found on our website (www.marvell.com) in the investor relations section. None of the material on our website is part of this proxy statement or is incorporated by reference herein.

Sustainability and Compliance

Our sustainability strategy revolves around three pillars — Thriving Organization, Sustainable Products and a Responsible Supply Chain. Our governance model provides oversight, accountability and risk management for our sustainability priorities.

The Board's N&G Committee has oversight of sustainability matters and receives quarterly updates on our progress and performance. Our Chief Legal Officer acts as an executive sponsor of the sustainability program and provides quarterly updates to the N&G Committee and additional updates to the Chair of the N&G Committee on an as-needed basis. The Audit Committee receives quarterly updates from the Chief Compliance Officer on our ethics and compliance programs, including anticorruption measures, ethics training, supply chain risk management and adherence to export and import regulations. The Chair of the Audit Committee also receives more frequent updates from our Chief Legal Officer. The ECC also has oversight of several aspects related to human capital.

We are committed to being transparent on the progress on our sustainability program. For more information on our sustainability strategy, governance and performance, please see our Sustainability Report on our website. See our Annual Report on Form 10-K filed March 11, 2026 for more information on our human capital management and governance.

Political Contributions

We engage with government representatives to provide information and education on issues that affect our industry. While we provide insight about the semiconductor industry, we do not: make contributions to political campaigns through money, time or in-kind contributions; have a political action committee; or make contributions to third-party committees, organizations or special funds. You can find our Policy on Political Activities on the investor relations portion of our website.

Website references and hyperlinks throughout this document are provided for convenience only. The content on the referenced websites is not incorporated into, and does not form a part of, this proxy statement.

Compensation Committee Interlocks and Insider Participation

During fiscal 2026, the ECC consisted of the following persons: Tudor Brown, Brad Buss, Robert Switz, and Richard Wallace. None of the members of the ECC who served during fiscal 2026 is a current or former officer or employee of Marvell or our subsidiaries or had any relationship with us not otherwise disclosed herein under applicable SEC rules. In addition, to our knowledge, there are no compensation committee interlocks between us and other entities involving our executive officers or directors who serve as executive officers or directors of such other entities.

Director Qualifications

We are required to have a majority of independent directors who meet the definition of "independent director" under applicable Nasdaq and SEC rules. We are also required to have at least one member of our Audit Committee who meets the criteria for an "audit committee financial expert" as defined by SEC rules. We also believe it is appropriate for our Chief Executive Officer to serve on our Board.

The N&G Committee believes that the following specific, minimum qualifications must be met by a nominee for the position of director:

- The highest personal and professional ethics and integrity;
- The ability to work together with other directors, with full and open discussion and debate as an effective, collegial group;
- Current knowledge and experience in our business or operations, or contacts in the community in which we do business and in the industries relevant to our business, or substantial business, financial or industry-related experience; and
- The willingness and ability to devote adequate time and attention to our business.

When making its determination whether a nominee is qualified for the position of director, the N&G Committee may also consider such other factors as it may deem in the best interests of the Company and its stockholders, such as the following:

- Relationships that may affect the independence of the director or conflicts of interest that may affect the director's ability to discharge his or her duties;
- Diversity of perspective, opinion, experience, and background of the proposed director, including the need for financial, business, academic, public sector or other expertise on our Board or its committees; and
- An individual's skillset and experience together with those of other directors and potential directors compared to the Company's needs.

When evaluating a candidate for nomination, the N&G Committee does not assign specific weight to any of these factors or believe that all of the criteria should necessarily apply to every candidate. The N&G Committee assesses its effectiveness in this regard in connection with its annual director evaluation process.

Identifying and Evaluating Nominees for Director

The N&G Committee identifies, recruits, and recommends to our Board, and our Board approves, director nominees for election at each Annual Meeting and new directors for election by our Board to fill vacancies that may arise. Under our Bylaws, any director appointed by our Board is required to be voted upon by stockholders at our next Annual Meeting. The nominees for election at this Annual Meeting were recommended and approved by the N&G Committee and our Board, respectively.

The N&G Committee reviews the appropriate skills and characteristics required of directors in the context of the current composition of our Board. Candidates considered for nomination to our Board may come from several sources, including current and former directors, professional search firms and stockholder nominations. The N&G Committee considers all persons recommended in the same manner, regardless of the source of nomination.

The N&G Committee considers proposals for nomination from stockholders that are timely and that contain sufficient background information concerning the nominee to enable proper judgment to be made as to his or her qualifications. A stockholder seeking to recommend a prospective nominee for the N&G Committee's consideration should submit the candidate's name and qualifications to our Chief Legal Officer and Secretary, Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054. Nominees for director are evaluated by the N&G Committee, which may retain the services of a professional search firm to assist it in evaluating potential nominees. For general information regarding stockholder proposals and nominations, see "Future Stockholder Proposals and Nominations for the 2027 Annual Meeting" included in this proxy statement.

Our Bylaws permit proxy access for stockholders. Stockholders who wish to nominate directors for inclusion in our proxy statement, or directly at an Annual Meeting in accordance with the procedures in our Bylaws, should see "Future Stockholder Proposals and Nominations for the 2027 Annual Meeting" in this proxy statement for further information.

Board Leadership Structure

Our Board determined that combining the roles of Chairman and Chief Executive Officer (in combination with a lead independent director) is the most effective leadership structure for the Company at this time. In addition, our Corporate Governance Guidelines provide that when the role of the Chairman is combined with that of the Chief Executive Officer, the independent directors are required to appoint a lead independent director. The Board believes the current structure will provide the Company and the Board with strong leadership, appropriate independent oversight of management, and the ability to communicate the Company's business and strategy to stockholders, customers, employees, and the public in a single voice. We believe having a lead independent director provides a strong counterbalance to the Chairman by, for example, facilitating independent oversight of management, promoting open dialogue among the independent directors during and in-between Board meetings, leading executive sessions at each quarterly Board meeting without the presence of the Chief Executive Officer, and focusing on the Board's priorities and processes.

FY26 Chairman and Lead Independent Director

For fiscal 2026, the independent Board members designated Mr. Murphy as Chairman and Mr. Michael Strachan (prior to June 13, 2025) and Mr. Buss (after June 13, 2025) as the lead independent director with the duties set forth in more detail in our Corporate Governance Guidelines described above.

Chairman and New Lead Independent Director on Annual Meeting Date

As a result of Mr. Strachan's retirement from the Board, the independent Board members designated Mr. Buss as the lead independent director effective as of the date of the 2025 Annual Meeting. This transition reflected our commitment to proactive and strategic succession planning, ensuring continuity and effective leadership within the Board. Our approach to succession planning emphasizes thoughtful preparation and a seamless transition process and is designed to maintain strong governance and oversight.

Succession Planning

Pursuant to the N&G Committee Charter, our N&G Committee, in collaboration with our lead independent director and our Chief Executive Officer, reviews our leadership roles, leadership development programs, and succession plans relating to directors, committee chairs and members, and our executive officers annually. The N&G Committee also oversees recruiting strategies for potential new directors and executive officers.

As part of its succession planning, the N&G Committee considers the results of our Board's annual self-evaluation, as well as other appropriate information, including the types of skills and experience desirable for future Board members and the needs of our Board and its committees and our business strategy. The N&G Committee may also consider information received in connection with our engagement with stockholders.

An important responsibility of our Board is identifying and developing our executive talent, especially our Chief Executive Officer and our other senior leaders. Continuity of executive leadership is the primary goal with respect to the succession process. As part of its oversight of development of executive talent, the N&G Committee and the Board work with our Chief Human Resources Officer to identify candidates to potentially succeed current executives. The Board and the N&G Committee consider a variety of factors when evaluating candidates including, but not limited to: potential internal and external candidates, the skill sets needed for executives based on our current and future business strategy, leadership development programs available to internal candidates, and feedback from the Chief Executive Officer.

Board Meeting Attendance

There were seven meetings of our Board in fiscal 2026, as well as numerous committee meetings. The number of meetings of each committee is set forth below in "Committees of our Board." Each of our incumbent directors attended at least 75% of the total number of meetings of our Board and committees on which such director served during fiscal 2026. On average, our incumbent directors had an attendance rate in fiscal 2026 of approximately 99%. The independent directors met regularly in executive session in fiscal 2026 without the presence of members of our management team.

Committees of Our Board

Our Board has three standing committees: the Audit Committee, the ECC and the N&G Committee. Committee membership as of the last day of fiscal 2026 was as follows:

NAME	AUDIT	ECC	N&G
Sara Andrews	Member	—	—
Tudor Brown	—	Member	—
Brad Buss	Member	Chair	—
Daniel Durn	Chair	—	—
Rebecca House	—	—	Member
Marachel Knight	—	—	Chair
Rajiv Ramaswami	—	—	Member
Richard Wallace	—	Member	—
Fiscal 2026 Number of Meetings	**9**	**6**	**5**

Our Board has adopted written charters for each of these committees, and copies of the charters are available on our website in the corporate governance documents section of our investor relations webpage at www.marvell.com. Each of the committee charters is reviewed annually by the respective committee, which may recommend appropriate changes for approval by our Board. None of the material on our website is part of this proxy statement or is incorporated by reference herein.

Audit Committee

The Audit Committee's responsibilities are generally to assist our Board in fulfilling its responsibility to oversee the quality and integrity of the accounting, auditing, and reporting practices of the Company. The Audit Committee's purpose is to oversee management's conduct of our accounting and financial reporting process. The Audit Committee also, among other things, reviews financial reporting filings with the SEC prior to issuance, appoints our independent registered public accounting firm, oversees our internal audit function and the independent registered public accounting firm, reviews and discusses with management our risk management process and outcomes, including cyber-security matters, and reviews and discusses with management and our independent registered public accounting firm the adequacy and effectiveness of our internal control over financial reporting as reported by management. The Audit Committee also reviews, ratifies and/or approves related party transactions.

Our Board has determined that each current member of the Audit Committee meets the applicable independence, experience and other requirements of Nasdaq and the SEC. Our Board has determined that Messrs. Buss and Durn are "Audit Committee financial experts" as defined by applicable Nasdaq and SEC rules.

Executive Compensation Committee

The ECC has the authority to determine the compensation for our Chief Executive Officer and all other executive officers. In addition, the ECC is responsible for administering incentive compensation and equity-based award programs for non-executive employees and reviewing and recommending changes to such plans.

The ECC may designate one or more subcommittees, consisting of one or more members of the ECC, that may exercise all the powers and authority of the ECC. During fiscal 2026, a subcommittee of the ECC, comprised of the Chairman of the ECC, met monthly to approve new hire and follow-on equity grants for non-executive officers and employees. The subcommittee met ten times in fiscal 2026. The ECC may also designate one or more management committees, consisting of one or more members of management of the Company, to approve new hire and follow-on equity grants for non-executive officers and employees. In fiscal 2026, the ECC approved the establishment of the Management Equity Compensation Committee. The Management Equity Compensation Committee comprised of at least three (3) members of the management team of the Company (the Chief Accounting Officer, the Chief Human Resources Officer and the Chief Legal Officer (or persons with similar responsibilities)) approved equity grants two times in fiscal 2026. For more detail with respect to our equity grant practices, please see "Executive Compensation — Other Factors Considered in Determining Executive Compensation — Equity Grant Practices" below.

Our Board has determined that each person who served on the ECC during the fiscal year met the applicable independence requirements of Nasdaq and the SEC and such persons were "non-employee directors" under Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act").

Nominating and Governance Committee

The N&G Committee is responsible for developing and implementing policies and practices relating to corporate governance, including evaluating and monitoring implementation of our Corporate Governance Guidelines. The N&G Committee also reviews director compensation and recommends any changes to the Board, studies, and reviews with the Board the size and composition of our Board and its committees and screens and recommends candidates for election to our Board. The N&G Committee also oversees the Board's and each Committee's annual self-evaluation process. In addition, the N&G Committee oversees and assists the Board with officer and director succession planning and sustainability matters. Our Board has determined that each person who served on the N&G Committee during the fiscal year met the general independence requirements of Nasdaq and the SEC.

Role of Compensation Consultants and Absence of Conflict of Interest with Respect Thereto

The ECC engages executive compensation consulting firms to provide advice, analysis and market data relating to executive compensation. Such compensation consulting firms serve at the discretion of the ECC. Compensia Inc. ("Compensia") was engaged to provide advice and market data in fiscal 2026. The compensation consultant serves at the discretion of the ECC and provides analysis, advice, and guidance with respect to executive compensation.

The ECC charter provides that the ECC shall be directly responsible for the appointment, compensation and oversight of the work of any committee adviser retained by it, and the Company shall provide for appropriate funding, as determined by the ECC, for payment of reasonable compensation to any committee adviser, and ordinary administrative expenses of the ECC that are necessary or appropriate in carrying out its duties. The ECC may select a committee adviser, and receive advice from a committee adviser, only after taking into consideration all factors relevant to that person's independence from the Company's management, specifically including the following:

- The provision of other services to the Company by the committee adviser;
- The amount of fees received from the Company by the committee adviser, as a percentage of the total revenue of the committee adviser;
- The policies and procedures of the committee adviser that are designed to prevent conflicts of interest;
- Any business or personal relationship of the committee adviser with a member of the ECC;
- Any stock of the Company owned by the committee adviser; and
- Any business or personal relationship of the committee adviser with an executive officer of the Company.

Under SEC rules, the ECC must determine whether any work completed by a compensation advisor raised any conflict of interest, after considering the six independence-related factors listed above. For fiscal 2026, the ECC reviewed these six factors as they apply to Compensia and identified no conflicts of interest.

Additional information concerning the compensation policies and objectives established by the ECC and the respective roles of our Chief Executive Officer and the compensation consultants in assisting with the determination of compensation for each of the executive officers named in the Summary Compensation Table, referred to in this proxy statement as our "named executive officers," is included under the heading "Executive Compensation."

Stockholder Communications with Our Board

Our Board has established a process for stockholders to send communications to our directors. If you wish to communicate with our Board or individual directors, you may send your communication in writing to: Chief Legal Officer and Secretary, Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054. You must include your name and address in the written communication and state whether you are a stockholder. The Chief Legal Officer and Secretary (or other officer acting in such capacity) will compile all such communications and forward appropriate communications to the relevant director or directors or committee of our Board based on the subject matter, or to the director or directors to whom such communication is addressed. We do not forward solicitations, junk mail or frivolous or inappropriate communications.

Director Independence

Our current Board consists of nine directors, one of whom is currently employed by the Company (Mr. Murphy). The Board has determined that all the current non-employee directors including the nonemployee nominees for director at this Annual Meeting are "independent" as such term is defined by the rules and regulations of Nasdaq and the SEC. Our Board has also determined that Messrs. Strachan and Switz, who resigned from the Board in June 2025, were independent during the time they were on the Board during fiscal 2026. For a director to be considered independent, our Board must affirmatively determine that neither the director nor any member of his or her immediate family has had any direct or indirect material relationship with us within the previous three years.

In evaluating the independence of our non-employee directors, the Board considered certain transactions, relationships and arrangements between us and various third parties with which certain of our independent directors are affiliated including those that are disclosed directly below and those described under "Certain Relationships and Related Party Transactions", and determined that such transactions, relationships and arrangements were not material and did not interfere with such directors' exercise of independent judgment in carrying out their responsibilities as directors. We do not consider transactions with respect to an individual director that in the aggregate do not exceed $120,000 during the fiscal year when determining independence as such transactions are deemed not to be material or to interfere with such directors' exercise of independent judgment in carrying out their responsibilities as directors.

Mr. Durn, a member of our Board, is the Chief Financial Officer and Executive Vice President, Finance, Technology Services and Operations of Adobe Inc. who provides services to the Company. Purchases from Adobe Inc. were made in the ordinary course of business, on commercially reasonable terms and represented less than 1% of the revenue of the Company and less than 1% of the revenue of Adobe Inc. The Board determined that Mr. Durn's relationship with Adobe Inc. and the transactions between the Company and Adobe Inc. do not conflict with the elements of independence set forth in the Nasdaq listing standards. Therefore, the Board affirmatively determined that Mr. Durn is independent.

Mr. Wallace, a member of our Board, is the Chief Executive Officer and President of KLA Corporation ("KLA") who provides certain equipment and services to the Company. Purchases from KLA were made in the ordinary course of business, on commercially reasonable terms and represented less than 1% of the revenue of the Company and less than 1% of the revenue of KLA. The Board determined that Mr. Wallace's relationship with KLA and the transactions between the Company and KLA do not conflict with the elements of independence set forth in the Nasdaq listing standards. Therefore, the Board affirmatively determined that Mr. Wallace is independent.

Board's Role in Risk Oversight

Our Board has an active role, as a whole and also at the committee level, in overseeing management of our risks. Our Board reviews on a quarterly (or more frequent basis) information regarding our liquidity, intellectual property, significant litigation matters and operations, as well as the risks associated with each of such items. Our ECC is responsible for regularly reviewing with management the Company's major compensation-related risk exposures. The Audit Committee reviews and discusses with management its program to identify, assess, manage, and monitor significant enterprise risks of the Company, including financial, operational, privacy, Artificial Intelligence, cyber-security, business continuity, legal and regulatory, compliance and reputational risks. The N&G Committee manages risks associated with the independence of our Board, potential conflicts of interest and sustainability. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed either directly or through committee reports about such risks.

During fiscal 2026, our Board received reports on the most important strategic issues and risks facing the Company. In addition, our Board and its committees received quarterly reports from our head of internal audit, our Chief Accounting Officer, our Chief Legal Officer, our Chief Compliance Officer, our Chief Information Officer, our Chief Security Officer and other senior management regarding enterprise risk management, litigation and legal matters, compliance programs and risks, cyber-security risks and other applicable risk-related policies, procedures and limits. We believe that our leadership structure supports our risk oversight function. As indicated above, certain important categories of risk are assigned to committees that review, evaluate, and receive management reports on risk.

Risks Related to Our Compensation Policies and Practices

As noted above, our ECC is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements, as well as our compensation plans that generally apply to all employees. In connection with such oversight, the ECC worked with Compensia, the ECC's compensation consultant, to perform a risk assessment of our executive and equity compensation programs and governance practices. The purpose of this review was to determine whether such programs might encourage excessive or inappropriate risk taking that could result in a material adverse effect on the Company. During fiscal 2026, Compensia, with the assistance of our management, reviewed these programs, taking into consideration many factors, including but not limited to:

- Compensation philosophy;

- Pay mix;
- Performance measures;
- Goal setting and funding mechanisms;
- Payment and timing;
- Incentives structure and policies;
- Ownership and trading guidelines;
- Leadership and succession; and
- Program governance.

The annual risk assessment concluded that the Company's compensation programs do not provide incentives to take risks that could have a material adverse effect on the Company.

Director Stock Ownership Guidelines

Each director is expected to hold shares of common stock with a value equal to five times his or her basic annual cash retainer. Directors have five years to satisfy the guidelines from the date such person is appointed or elected as a director. While below the guideline there is a minimum holding expectation for 50% of net after tax shares following vesting of restricted stock units until the guideline is met. All of the directors met the ownership guidelines as of our fiscal 2026 year-end either because they have attained the targeted ownership level or are still within their compliance period.

Annual Meeting Attendance

Although directors are encouraged to attend our Annual Meetings, we do not have a formal policy requiring such attendance. All of the director nominees, who were members of the Board at the time of the 2025 Annual Meeting, attended the meeting virtually or by telephone.

Compensation of Directors

Nonemployee directors receive both cash and equity compensation for their service as directors. Directors who are also employees of the Company, including Mr. Murphy, do not receive any additional compensation for their service as directors.

The Board, upon the recommendation of the N&G Committee, is responsible for reviewing the director compensation program and approving any changes. In September 2025, the N&G Committee reviewed our directors' compensation relative to the compensation peer group approved by the ECC. The N&G Committee, after consultation with Compensia, decided not to make any changes to the compensation levels. Elements of director compensation are shown in the table below.

Cash Compensation

The annual fees for our nonemployee directors as of the end of fiscal 2026 are set forth below:

Cash Compensation Element	Cash Compensation Program for Fiscal 2026 ($)
Annual Retainer	100,000
Lead Independent Director Fee	50,000
Audit Committee Chair	35,000
Audit Committee Member	15,000
Executive Compensation Committee Chair	27,500
Executive Compensation Committee Member	10,000
Nominating and Governance Committee Chair	20,000
Nominating and Governance Committee Member	9,000

The retainer fees are paid in quarterly installments in arrears and are prorated for length of service as appropriate. Nonemployee directors serving on a committee receive either the applicable chairmanship fee or the membership fee, but not both. Nonemployee directors are reimbursed for travel and other reasonable out-of-pocket expenses related to attendance at Board and committee meetings. For a summary of the fiscal 2026 cash compensation paid to our nonemployee directors, please see the Director Compensation Table below.

Equity Compensation

Our nonemployee directors are eligible to receive equity awards under the Amended and Restated 1995 Stock Option Plan (the "1995 Stock Option Plan"), which provides for the grant of various types of equity awards including restricted stock units ("RSUs"). Currently, each nonemployee director who is elected or appointed at the Annual Meeting is automatically granted, immediately following the Annual Meeting, an RSU award (the "Annual RSU Award") for a number of shares with an aggregate fair market value equal to $250,000 based on the average closing market price of our stock over the prior 30 trading days. The Annual RSU Award vests as to 100% of the shares on the earlier of the one-year anniversary of the date of grant or the next Annual Meeting. If a Board member joins the Board on a date after the Annual Meeting, the Annual RSU Award is pro-rated based on the Board member's length of service from joining the Board until the date of the next Annual Meeting and such RSUs vest on the date of the next Annual Meeting.

Director Compensation Table — Fiscal 2026

The following table sets forth the total compensation paid to each of our nonemployee directors serving in such capacity during any portion of fiscal 2026. The amount listed for the value of the stock awards below is based on the average closing market price of our stock over the prior 30 trading days before the grant date, which is why it differs from the value above of $250,000.

Board Members	Fees Paid[1]	Stock Awards ($)[1]	Total
Sara Andrews	115,000	263,807	378,807
Tudor Brown	110,000	263,807	373,807
Brad Buss	171,806	263,807	435,613
Daniel Durn	127,802	263,807	391,609
Rebecca House	109,000	263,807	372,807
Marachel Knight	116,041	263,807	379,848
Rajiv Ramaswami[2]	54,582	221,152	275,734
Michael Strachan[3]	66,580	—	66,580
Robert E. Switz[3]	49,125	—	49,125
Richard Wallace	110,000	263,807	373,807

[1] The dollar value of RSU awards shown represents the grant date fair value calculated on the basis of the fair market value of the underlying shares of common stock on the grant date in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"). The actual value that a director will realize on each RSU award will depend on the price per share of our shares of common stock at the time the shares underlying the RSUs settle and are subsequently sold. There can be no assurance that the actual value realized by a director will be at or near the grant date fair value of the RSUs awarded.

[2] Mr. Ramaswami joined the Board mid-year and received a prorated grant.

[3] Messrs. Strachan and Switz did not stand for reelection and were not granted any equity.

The following table provides the number of shares subject to outstanding RSUs held as of January 31, 2026 by each nonemployee director serving in that capacity during any portion of fiscal 2026, as applicable. Vesting of the nonemployee director RSUs is subject to the individual Board member's continued service through the vesting date.

Board Members	Total RSU Awards Outstanding (#)	RSU Vesting Date
Sara Andrews[1]	3,940	June 13, 2026
Tudor Brown	3,940	June 13, 2026
Brad Buss	3,940	June 13, 2026
Daniel Durn	3,940	June 13, 2026
Rebecca House	3,940	June 13, 2026
Marachel Knight	3,940	June 13, 2026
Rajiv Ramaswami[2]	3,082	June 25, 2026
Michael Strachan[3]	—	—
Robert E. Switz[3]	—	—
Richard Wallace	3,940	June 13, 2026

[1] Settlement of the grant made in June 2025 has been deferred by the director.

[2] Grants for new directors vest on the date of the next annual meeting of stockholders and not on the earlier of one year from the date of grant or the date of the annual meeting of stockholders.

[3] Messrs. Strachan and Switz did not stand for reelection and were not granted any equity.

PROPOSAL NO. 2
ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

Under Section 14A of the Exchange Act, our stockholders are entitled to vote to approve, on an advisory and non-binding basis, the compensation of our named executive officers as disclosed in accordance with the SEC's rules in the "Executive Compensation — Compensation Discussion and Analysis" section of this proxy statement, together with the compensation tables and the narrative disclosure related thereto. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. The say-on-pay vote is currently held on an annual basis. The next advisory vote to approve named executive officer compensation will be conducted at our 2027 Annual Meeting.

The ECC oversees the development and administration of our executive compensation program, including the underlying philosophy and related policies. Our primary business objective is to create long-term value for our stockholders. To achieve this objective, the executive compensation program is intended to achieve the following goals:

- **Market Competitive:** Provide a market-competitive level of total compensation opportunity that reflects the individually named executive officer's role and ability to impact business performance.
- **Performance-Based:** Establish an explicit link between compensation and both overall business results and stockholder returns over short and long-term periods.
- **Long-Term Focus:** Promote a long-term focus for our named executive officers through incentive compensation that vests over multiple years.
- **Align with Stockholders:** Align the interests and objectives of our named executive officers with furthering our growth and creating stockholder value through the use of equity awards.

The ECC believes that both the elements and level of fiscal 2026 compensation for our executive officers are consistent with the goals contained in our compensation philosophy, as well as the overall objective of emphasizing sustained share price growth, and that the performance- based equity awards further reinforce our compensation program goals.

Before casting your vote on this proposal, please review the Compensation Discussion and Analysis section of this proxy statement, and the related compensation tables and narrative disclosure carefully to understand the design of our named executive officer compensation program. We are asking our stockholders to indicate their support for the compensation of our named executive officers as described in this proxy statement. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this proxy statement.

The say-on-pay vote is advisory and, therefore, not binding on us, the ECC or our Board. However, the say-on-pay vote will provide us information regarding investor sentiment about our executive compensation philosophy, policies, and practices, which the ECC will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our Board and our ECC value the opinions of our stockholders and, to the extent there is any significant vote against the named executive officer compensation, we will consider our stockholders' concerns and the ECC will evaluate whether any actions are prudent or necessary to address those concerns. See section "Stockholder Engagement" of this proxy statement for more information on our recent stockholder engagement activities.

Board Recommendation and Required Vote
Our Board unanimously recommends that you vote **FOR** the approval of Proposal No. 2.

Unless authority to do so is withheld, the proxy holders named in the proxy card will vote the shares represented thereby **FOR** Proposal No. 2. Assuming the presence of a quorum, the required vote to approve the proposal is the affirmative vote of at least a majority of the voting power of the stock present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting. Abstentions will have the same effect as an "against" vote, and broker non-votes will have no effect on the outcome.

PROPOSAL NO. 3
APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the Annual Meeting, stockholders will be asked to ratify the Audit Committee's appointment of Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm for fiscal 2027.

INFORMATION CONCERNING INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte has been our auditors and independent registered public accounting firm for our financial statements since February 22, 2016. Representatives of Deloitte are expected to be present at the Annual Meeting, and they will be given an opportunity to make a statement, if they desire to do so, and are expected to be available to respond to any appropriate questions from stockholders.

Fees for Fiscal 2025 and Fiscal 2026

In addition to retaining Deloitte to audit the consolidated financial statements for fiscal 2026, we retained Deloitte to provide certain other professional services in fiscal 2026. The audit fees billed and expected to be billed by Deloitte for the indicated fiscal years and the fees billed for all other services rendered during the indicated fiscal years are as follows:

Type of Fee	Fiscal 2026 ($)	Fiscal 2025 ($)
Audit fees[1]	6,117,587	5,925,868
Audit-related fees[2]	550,000	820,000
Tax fees[3]	854,214	833,523
All other fees[4]	7,391	7,391
Total Fees	**7,529,192**	**7,586,782**

_____

[1] Includes fees for audit services rendered for the audit of our annual financial statements, review of financial statements included in our quarterly reports on Form 10-Q and services that were provided in connection with statutory and regulatory filings or engagements.

[2] Includes fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements, including procedures to support statutory requirements, and certain due diligence related to acquisitions.

[3] Includes fees for tax compliance and advice and foreign tax matters.

[4] Includes fees for all other non-audit services, including permissible business and advisory consulting services and a subscription to an accounting regulatory database.

Policy on Pre-Approval and Procedures

The engagement of Deloitte for non-audit accounting and tax services performed for us is limited to those circumstances where these services are considered integral to the audit services that Deloitte provides or in which there is another compelling rationale for using its services.

Pursuant to the Sarbanes-Oxley Act of 2002, all audit and permitted non-audit services for which the Company engages Deloitte require pre-approval by the Audit Committee, and all services reported in the table above were pre-approved accordingly. In June 2019, the Audit Committee approved a policy that allows the Chair of the Audit Committee to pre-approve non-audit services to be provided by Deloitte without further approval of the full committee, on a case-by-case basis, provided that the fees and expenses for such services do not exceed $500,000 per engagement and that all such pre-approvals are communicated to the full committee at its next quarterly meeting.

Board Recommendation and Required Vote

Our Board unanimously recommends that you vote **FOR** the approval of Proposal No. 3.

Unless authority to do so is withheld, the proxy holders named in the proxy card will vote the shares represented thereby **FOR** the appointment of Deloitte. Assuming the presence of a quorum, the required vote to approve the proposal is the affirmative vote of at least a majority of the voting power of the stock present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting. Abstentions will have the same effect as an "against" vote, and because brokers will have discretionary authority to vote for the ratification of the appointment of the Company's independent registered public accounting firm in the event that they do not receive voting instructions from the beneficial owner of the shares, there will not be any broker non-votes with respect to this proposal. In the event that the stockholders do not ratify the selection of Deloitte at the Annual Meeting, the Audit Committee will reconsider its selection. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in our stockholders' best interests.

REPORT OF THE AUDIT COMMITTEE

The following is the report of the Audit Committee with respect to our audited financial statements for the fiscal year ended January 31,2026. The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent that the Company specifically incorporates the information by reference in such filing.

The Audit Committee has reviewed and discussed our audited financial statements with management. The Audit Committee has reviewed and discussed the audited financial statements with Deloitte including such items as are required to be discussed by the applicable standards of the Public Company Accounting Oversight Board and the SEC. The Audit Committee has received from the independent registered public accounting firm, Deloitte, the written disclosures and the letter required by the Public Company Accounting Oversight Board regarding Deloitte's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with Deloitte the independence of the independent registered public accounting firm.

After review of the discussions and written correspondence described above, as well as such other matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to our Board that the audited financial statements for the last fiscal year be included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2026. The Audit Committee appointed Deloitte as our independent registered public accounting firm for the year ending January 30, 2027, subject to our stockholders approving such appointment at the Annual Meeting.

The Audit Committee of the Board

Daniel Durn, Chair
Sara Andrews
Brad Buss

PROPOSAL NO. 4
STOCKHOLDER PROPOSAL ENTITLED "INDEPENDENT BOARD CHAIRMAN"

In accordance with SEC rules, we have set forth below a stockholder proposal submitted by Mr. John Chevedden, 2215 Nelson Ave 205, Redondo Beach, California 90278, who beneficially owned 50 shares of our common stock on the date that the proposal was submitted.

The text of the stockholder proposal and supporting statement appear in italics exactly as received from the stockholder proponent unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the stockholder proponent. The stockholder proposal or supporting statement may contain assertions about our company or other matters that we believe are incorrect, but we have not attempted to refute all such assertions. The response from our Board and the recommendation on the stockholder proposal is presented immediately following the proposal.

The stockholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the stockholder proponent at the Annual Meeting.

Proposal 4 — Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary including the Corporate Governance Guidelines in order that 2 separate people hold the office of the Chairman and the office of the CEO as soon as possible.

The Chairman of the Board shall be an Independent Director. An independent Lead Director shall not be a substitute for an independent Board Chairman.

The Board shall have the discretion to select an interim Chairman of the Board, who is not an Independent Director, to serve while the Board is required to seek an Independent Chairman of the Board on an accelerated basis. This policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition although it is better to adopt it now to obtain the maximum benefit.

An independent Board Chairman at all times improves corporate governance by bringing impartiality, objective oversight, and external expertise to board decisions, mitigating conflicts of interest, enhancing transparency, and boosting shareholder confidence.

An independent Board Chairman could also help Marvell Technology (MRVL) deal with future headwinds like those that emerged in 2025:

For the full fiscal year 2025, Marvell reported GAAP losses of $1.02 per share. In Q1 fiscal 2026, revenue was $1.16 billion, a 12% decrease year-over-year. The company has since seen revenue growth, with Q3 fiscal 2026 net revenue reaching a record $2.075 billion, exceeding guidance, but concerns over future prospects have continued to weigh on the stock price.

Worries have intensified over Marvell's ability to maintain its competitive edge in the custom AI chip market.

An analyst downgrade in December 2025 cited "high conviction" that Marvell lost the design wins for Amazon's next-generation Trainium 3 and Trainium 4 AI chips to a rival, Alchip Technologies. This news caused a significant single-day stock drop.

News surfaced in late 2025 that Microsoft, another key customer, was exploring rival Broadcom as a potential chip design partner, adding to shareholder jitters about customer retention.

Although the custom AI chip business is a major growth driver, these products yield lower margins compared to off-the-shelf processors, which has put pressure on MRVL's overall gross margins and concerned shareholders focused on EPS growth.

MRVL stock performance was also affected by a broader tech sector selloff early in the year, concerns over U.S.-China trade tensions, and a general "lumpiness" in demand from cloud providers for networking equipment as spending shifted towards AI chips.

MRVL stock was at $126 in 2024 and fell to $91 in late 2025.

Please vote yes:
Independent Board Chairman — Proposal 4

Board of Directors' Statement in Opposition

Our Board believes that the Company and its stockholders are best served by the Board retaining flexibility to determine the most appropriate leadership structure.

The Board takes a flexible approach to its leadership structure, allowing it to adapt depending on current circumstances. The Board reviews its leadership structure at least annually, and the leadership structure depends on the current performance of the Company and the experience and knowledge of the CEO. Currently, the Board has combined the roles of Chairman and CEO, and Mr. Murphy serves in both capacities. The Board believes that a unified leadership structure continues to work well and is the right model for the Company to successfully execute its strategy. Our Board does not believe that adopting a rigid, permanent policy mandating the separation of the Chairman and CEO roles would improve the Company's performance or increase stockholder value.

Long term Company performance remains strong.

Under Mr. Murphy's leadership, the Company has delivered strong long-term performance and sustained strategic execution. Mr. Murphy became CEO in July 2016 and was appointed Chairman in June 2023. The addition of the Chairman role has not adversely affected the Company's results; to the contrary, the combined Chairman and CEO structure has coincided with continued progress in our core data center and accelerated infrastructure end markets, culminating in the record fiscal 2026 revenue and earnings. In addition, the Company's longer term financial results demonstrate that our unified leadership model supports, rather than hinders, long-term value creation for stockholders. Across the last three fiscal years, the Company delivered strong multi-year growth and operating improvement, culminating in record fiscal 2026 results. Under consistent strategic leadership, the portfolio shifted decisively toward higher-growth cloud and AI infrastructure, driving a step-up in scale and operating leverage. Over this period, the Company expanded gross margin on a GAAP basis, translated revenue growth into outsized non-GAAP EPS growth, and strengthened cash generation to support continued investment in innovation. Importantly for stockholders, this performance was achieved while deepening multi-year relationships with leading hyperscalers and maintaining disciplined capital allocation. Taken together, the last three fiscal years reflect a track record of translating strategy into sustained financial results that support long-term value creation.

- Over this period, revenue increased from $5.920 billion in fiscal 2023 to $8.195 billion in fiscal 2026, an increase of approximately 38%.
- GAAP diluted EPS improved from a loss of $(0.19) in fiscal 2023 to $3.07 in fiscal 2026, reflecting a return to profitability.
- Non-GAAP* diluted EPS increased from $2.12 in fiscal 2023 to $2.84 in fiscal 2026, an increase of approximately 34%.

Looking ahead, the Company is positioned to capitalize on secular AI infrastructure investment and cloud data center expansion, supported by leadership across high-speed interconnect, switching and custom silicon and by deep, multi-generational engagements with leading hyperscalers.** We believe this opportunity set, together with recent strategic partnerships and acquisitions and the continuity of our unified Chairman-and-CEO leadership, provides a strong foundation for continued execution and long-term value creation. For example, Mr. Murphy was instrumental in personally working with his counterpart at Nvidia, to create the strategic partnership announced on March 31, 2026, between the two companies which connects the Company to the NVIDIA AI factory and AI-RAN ecosystem. This agreement also resulted in Nvidia investing $2 billion in the Company and is expected to result in new revenue opportunities for the Company.

The Company's competitive position and strategic execution remain strong.

The proponent raises concerns about potential customer losses in custom AI chips and competitive threats from rival semiconductor companies. These competitive dynamics are inherent to the industry and do not reflect a governance shortcoming. Under Mr. Murphy's leadership, the Company's design wins in fiscal 2026 reached an all-time record. Data center revenue, which represents 74% of total net revenue, grew 21% year-over-year in the fourth quarter of fiscal 2026, reaching $1.651 billion. Further, the Company has strong relationships and design wins at all four (4) US hyperscalers.

Reference to the analyst downgrade in December 2025 about a loss of design wins to Alchip and a leading US hyperscaler for their next-generation AI chips is disingenuous for two (2) reasons:

- This analyst, Benchmark capital, subsequently issued a correction on December 23, 2025 stating that their prior view on Marvell losing designs to Alchip was incorrect.
- On March 8, 2026, the same analyst at Benchmark capital upgraded Marvell from a "Hold" recommendation to a "Strong Buy" recommendation specifically noting stronger-than-expected traction across accelerated infrastructure, particularly custom ASICs, optical DSPs, and interconnect solutions supporting hyperscale AI deployments.

These are not the results of a company that has lost its competitive edge. To the contrary, they demonstrate precisely the kind of decisive, unified strategic leadership that a combined Chairman and CEO structure provides.

The proponent's reference to stock price performance is not a basis for mandating a change in Board leadership structure.

The proponent cites the decline in the Company's stock price from $126 in 2024 to $91 in late 2025 as evidence supporting its proposal. However, stock price fluctuations over any given period are driven by a wide range of factors, including macroeconomic conditions, sector-wide

---

*   In our response to the stockholder proposal, we refer to certain Non-GAAP financial measures. A reconciliation between our GAAP and Non-GAAP financial measures is available in the appendix at the end of the proxy statement.

** This response to the stockholder proposal contains forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties. Words such as "aim," "see," "look," "committed," "dedicated," "prospect," "expect," "intend," "plan," "project," "believe," "seek," "can," "may," "will," "target" and similar expressions identify such forward-looking statements. These statements are not guarantees of results and should not be considered as an indication of future activity or future performance. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual events or results may differ materially from those described in this letter due to a number of risks and uncertainties, including the risks and uncertainties that affect our business described in the "Risk Factors" section of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by us from time to time with the Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

trends, and market sentiment, many of which are beyond the control of any board leadership structure. Indeed, the proponent acknowledges that the Company's stock performance was affected by a broader technology sector selloff, U.S.-China trade tensions, and shifting cloud infrastructure spending patterns. Requiring the Board to separate the Chairman and CEO roles would have had no bearing on any of these external dynamics. More importantly, the Company's underlying business performance — as reflected in the record financial results discussed above — provides the strongest indicator of sound leadership and governance. Further, on April 10, 2026, the Company's stock price closed at $128.49, significantly higher than the $91 the proponent references.

The lead independent director provides robust independent oversight, making an independent Chairman unnecessary.
The proponent asserts that an independent lead director is "not a substitute for an independent Board Chairman." The Board disagrees. Our lead independent director plays a critical and active role in ensuring independent oversight of management. The lead independent director regularly communicates with the Chairman and CEO, as well as other members of the Board and management, regarding the Company's business and strategy. The lead independent director's responsibilities include moderating executive sessions of the Board's independent directors, setting agendas for Board meetings jointly with the Chairman of the Board, chairing meetings of the Board in the Chairman's absence, and making recommendations regarding the quality, quantity, and timeliness of the flow of information from management. The lead independent director also coordinates with the N&G Committee to promote a thorough annual self-assessment by the Board and its committees. The lead independent director also meets 1:1 with each Board member periodically to discuss the Company's business and strategy as well as other matters relating to Board interactions. These duties provide a strong counterbalance to the combined Chairman and CEO role by promoting open dialogue among the independent directors, ensuring that the Board's priorities and processes are focused on stockholder interests, and holding management accountable.

The proposal would limit the Board's ability to adapt to changing circumstances.
By requiring the Board to adopt an "enduring policy" mandating the separation of the Chairman and CEO roles and amending the Company's governing documents accordingly, the proposal would deprive the Board of the flexibility to choose the leadership structure best suited to the Company's needs at any given time. The semiconductor industry is characterized by rapid technological change and intense competition, as the Company's recent financial history itself demonstrates. The Board must retain the discretion to select the leadership structure that best positions the Company to navigate these dynamics. In the past, the Board has utilized different leadership structures depending on its needs at the time, and it should preserve the ability to do so in the future.

The Company's strong corporate governance practices provide for effective independent leadership and independent oversight.
Our Board has adopted a set of Corporate Governance Guidelines establishing a framework within which it conducts its business and exercises independent oversight over the Company and its management. Our Corporate Governance Guidelines provide that when the role of the Chairman is combined with that of the CEO, the independent directors will appoint a lead independent director. Currently, all members of the Board, other than the CEO, are independent directors, and the Company has added three new independent directors in the last two years. Each of the Audit Committee, ECC, and N&G Committee is chaired by an independent director and composed solely of independent directors. All directors have access to members of management, ensuring that the CEO is only one of many sources of information for the directors. The independent directors also meet regularly in executive sessions without the presence of any members of management.

As part of its annual governance review in March 2023, and reaffirmed in April 2024, April 2025, and May 2026, the Board evaluated the considerations of a combined Chairman and CEO leadership structure, market practices, and the Company's practices for ensuring independent Board oversight of management, and concluded that combining the roles of Chairman and CEO, in combination with a lead independent director, is the most effective leadership structure for the Company. The Board continually reviews its composition, including succession plans for committee chairs, members, and the lead independent director, and the N&G Committee considers the types of skills and experience desirable for future Board members as well as the Company's needs in light of its evolving business strategy.

In summary, the Board recommends a vote against this proposal because the Company's strong financial performance, record revenue growth, and competitive positioning — all achieved under the current governance structure — demonstrate that the combined Chairman and CEO model, paired with a robust lead independent director role and comprehensive governance practices, is serving the Company and its stockholders well. Adopting a rigid, permanent policy mandating the separation of these roles would not improve governance or performance and would instead constrain the Board's ability to act in the best interests of stockholders.

Board Recommendation and Required Vote
Our Board unanimously recommends that you vote **AGAINST** Proposal 4.

Unless otherwise instructed, the proxy holders named in the proxy card will vote the shares represented thereby AGAINST Proposal No. 4. Assuming the presence of a quorum, the required vote to approve the proposal is the affirmative vote of at least a majority of the voting power of the stock present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting. Abstentions will have the same effect as an "against" vote, and broker non-votes will have no effect on the outcome.

EXECUTIVE OFFICERS OF THE COMPANY

The following table shows information about our executive officers at the end of fiscal 2026 and ages of our executive officers as of the Record Date:

NAME	TITLE	AGE
Matthew J. Murphy	Chairman and Chief Executive Officer	53
Sandeep Bharathi	President, Data Center Group	55
Willem Meintjes	Chief Financial Officer	45
Chris Koopmans	President and Chief Operating Officer	49
Mark Casper	Chief Legal Officer and Secretary	58

All officers hold office for such term as may be prescribed by the Board and until their successor shall have been duly elected and qualified, or until their earlier death, disqualification, resignation or removal. Biographical information for each of the above-named officers is set forth below.

Matthew J. Murphy. Mr. Murphy's biography is included with the other members of the Board above.

Sandeep Bharathi has served as Marvell's President, Data Center Group since July 2025. He served as Marvell's Chief Development Officer from June 2022 to July 2025. Prior to holding that role he served as Executive Vice President, Central Engineering System-On-Chip Group from April 2021 to June 2022 and Senior Vice President, Central Engineering from February 2019 to April 2021. Prior to joining Marvell, he was Vice President of Engineering at Intel, where he led FPGA product and technology development. He also held senior engineering leadership roles at Xilinx and Advanced Micro Devices. He earned a B.E. in Electronics Engineering from Bangalore University, an M.S. in Electrical Engineering from the New Jersey Institute of Technology, and is a graduate of the Stanford Executive Program.

Willem Meintjes has served as Chief Financial Officer of Marvell since January 2023. Prior to serving as Chief Financial Officer, from June 2018 to January 2023, he served as the Company's Chief Accounting Officer and Treasurer. Prior to holding that position, starting in June of 2016, he served as the Company's Senior Vice President of Finance. Prior to joining the Company, he was Vice President and Corporate Controller at Newport Corporation from 2015 to June 2016, and Vice President and Controller at International Rectifier from 2013 to 2015. Mr. Meintjes holds both a Bachelor of Commerce in Accounting and a Bachelor of Commerce (Honours) in Accounting from the University of Johannesburg.

Chris Koopmans has served as Marvell's President (since July 2025) and Chief Operating Officer since February 2025. He served as Chief Operations Officer from March 2021 to February 2025. Prior to becoming Chief Operations Officer, Mr. Koopmans served as Executive Vice President of Business Operations from 2018 to 2019 and Executive Vice President of Marketing and Business Operations from 2019 to 2021, where he led corporate transformation strategies and programs, in addition to global corporate marketing. From 2016 to 2018, Mr. Koopmans led Marvell's Networking and Connectivity Business Group, and from June 2016 to December 2016 Mr. Koopmans led Global Sales and Marketing. Prior to joining Marvell in 2016, Mr. Koopmans served as Vice President and General Manager of Service Provider Platforms at Citrix Systems, where he drove the company's strategy for the communications service-provider market. Mr. Koopmans joined Citrix Systems, Inc. with the acquisition of Bytemobile in 2012, a company he had co-founded and served as Chief Operating Officer. Mr. Koopmans is on the board of directors of Qorvo. Mr. Koopmans earned a Bachelor of Science in Computer Engineering from the University of Illinois and spent time as a Ph.D. Student in Electrical and Computer Engineering at the University of Illinois under a National Science Foundation Graduate Research Fellowship.

Mark Casper has served as Executive Vice President and Chief Legal Officer at Marvell since April 2023. In this role, Mr. Casper has worldwide responsibility for all aspects of the company's Legal and Compliance teams. Mr. Casper joined Marvell in October 2021 as Senior Vice President and General Counsel. Prior to Marvell, from July 2019 to October 2021, Mr. Casper was General Counsel, Vice President and Corporate Secretary at Maxim Integrated Products. In this role, Mr. Casper was responsible for all legal functions as well as Corporate Real Estate, Corporate Security, Global Trade, Equity Administration, Internal Relations and Ethics and Integrity. Prior to that, from September 2013 to May 2019, he served as Vice President, Deputy General Counsel at Maxim. Before joining Maxim, Mr. Casper practiced law at several law firms, including Wilson Sonsini Goodrich & Rosati, Ropers Majeski and Steefel Levitt & Weiss, advising both private and publicly traded high-technology companies in general corporate services, venture financings, mergers and acquisitions, securities offerings, business and real estate litigation, and other transactional matters. Mr. Casper earned a Juris Doctor and Master of Business Administration from Santa Clara University School of Law and from the Leavey School of Business at Santa Clara University and a Bachelor of Science from Santa Clara University.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our shares as of January 31, 2026, except as noted otherwise, for:

- Each person or entity who is known by us to own beneficially more than 5% of our outstanding shares;
- Each of our directors and nominees for director who were serving as directors on January 31, 2026;
- Each of our named executive officers in the Summary Compensation Table of this proxy statement; and
- All persons who were directors or executive officers as of January 31, 2026, as a group.

	Marvell Common Stock Beneficially Owned[(1)]	
Name	Number	Percent**
5% Stockholders:		
FMR LLC[(2)] 245 Summer Street Boston, MA 02210	126,698,928	14.95%
The Vanguard Group[(3)] 100 Vanguard Blvd Malvern, PA 19355	79,610,185	9.40%
BlackRock, Inc.[(4)] 55 East 52nd Street New York, NY 10055	60,534,116	7.14%
Directors and Named Executive Officers:		
Matthew J. Murphy, Chairman and Chief Executive Officer[(7)]	412,871	*
Sara Andrews, Director	9,788	*
Tudor Brown, Director	32,289	*
Brad Buss, Lead Independent Director	90,402	*
Daniel Durn, Director	5,212	*
Rebecca House, Director	2,251	*
Marachel Knight, Director[(6)]	22,964	*
Rajiv Ramaswami, Director	0[(10)]	*
Richard Wallace, Director	4,387	*
Sandeep Bharathi, President, Data Center Group	99,613	*
Willem Meintjes, Chief Financial Officer	184,111	*
Christopher Koopmans, President and Chief Operating Officer[(8)]	143,870	*
Mark Casper, Chief Legal Officer and Secretary[(5)]	39,040	*
All current directors and executive officers as a group (13 persons)[(9)]	1,046,798	*

* *Less than one percent.*

** *The percentage of beneficial ownership for the following table is based on 847,287,680 Marvell shares issued and outstanding as of the date of this table.*

(1) *Unless otherwise indicated, to our knowledge, all persons listed have sole voting and investment power with respect to their Marvell stock, except to the extent authority is shared by spouses under applicable law. The number of Marvell shares beneficially owned by each stockholder is determined in accordance with the rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those Marvell shares with respect to which the stockholder has sole or shared voting or investment power and any Marvell shares that the stockholder has a right to acquire within 60 days after the date of this table through the exercise of any Marvell option, warrant or other right. The percentage ownership of the outstanding Marvell stock, however, is based on the assumption, expressly required by the rules of the SEC, that only the person or entity whose ownership is being reported has converted Marvell options or warrants into Marvell stock.*

Unless otherwise noted, the amounts shown are based on information furnished by the people named. Amounts do not include shares subject to deferred vesting that do not vest within 60 days of the date of this table.

(2) *Holdings for FMR are as of December 31, 2025 and are based solely on information on Schedule 13G/A filed with the SEC on February 5, 2026. As disclosed therein, FMR reports sole voting power over 120,017,966.69 Marvell shares and sole dispositive power over 126,698,928.11 Marvell shares.*

(3) *Holdings for Vanguard Group are as of September 30, 2025 and are based solely on information on Schedule 13G/A filed with the SEC on October 31, 2025. As reported therein, Vanguard Group reports shared voting power over 5,461,201 Marvell shares, sole voting power over 0 Marvell shares, sole dispositive power over 72,445,460 Marvell shares, shared dispositive power over 7,164,725 Marvell shares and the aggregate amount beneficially owned by each reporting person as 79,610,185.*

(4) *Holdings for BlackRock are as of December 31, 2023 and are based solely on information on Schedule 13G/A filed with the SEC on February 12, 2024. As reported therein, BlackRock reports sole voting power over 54,965,303 Marvell shares and sole dispositive power over 60,534,116 Marvell shares.*

(5) *Includes 17,163 shares held by the Mark J. Casper and Stephanie Casper Revocable Trust.*

(6) *Shares held in trust for which Ms. Knight is the sole beneficiary and sole trustee.*

(7) *Includes 144,662 shares subject to deferred settlement which occurred within 60 days of January 31, 2026.*

(8) *Shares held by the Christopher R. Koopmans and Heather J. Koopmans Family Trust.*

(9) *Includes 144,662 shares subject to deferred settlement which settlement occurred within 60 days after the date of this table and 0 Marvell options scheduled to vest within 60 days after the date of this table. Does not include stock for which settlement has been deferred that will not settle within 60 days of the date of this table.*

(10) *Mr. Ramaswami joined the Board during the fiscal year. His initial equity award will vest on June 25, 2026.*

DELINQUENT SECTION 16(A) REPORTS

Pursuant to Section 16(a) of the Exchange Act and the rules promulgated thereunder, our officers, directors, and persons who beneficially own more than 10% of our shares are required to file with the SEC reports of stock ownership and change in ownership. Based solely on our review of such reports filed with the SEC, and representations from such reporting persons, during fiscal 2026, we believe that our officers, directors and greater than 10% stockholders filed all reports required by Section 16(a) timely.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our Compensation Discussion and Analysis describes the compensation paid to the following named executive officers for fiscal 2026:

- Matthew J. Murphy, Chairman and Chief Executive Officer
- Sandeep Bharathi, President, Data Center Group
- Willem Meintjes, Chief Financial Officer
- Christopher Koopmans, President and Chief Operating Officer
- Mark Casper, Chief Legal Officer and Secretary

Advisory Vote on Named Executive Officer Compensation ("Say-on-Pay")

We hold an advisory vote to approve named executive officer compensation on an annual basis. At our 2025 Annual Meeting, we received support from approximately 83% of the votes cast for our fiscal 2025 named executive officer compensation. The ECC believes that this substantial majority of votes cast affirms our stockholders' support for our executive compensation and did not make changes to our practices or programs due to this vote.

We value the opinions of our stockholders. Our goal is to be responsive to our stockholders and ensure we understand and address their concerns and observations. As in prior years, the ECC will consider the outcome of this year's Say-on-Pay vote (see Proposal No. 2 in this proxy statement), as well as feedback received throughout the year, when making compensation decisions for our executive officers. In addition, consistent with the recommendation of the Board and the preference of our stockholders as reflected in the non-binding stockholder advisory vote on the frequency of future Say-on-Pay votes held at our 2023 Annual Meeting, we intend to hold future Say-on-Pay votes on an annual basis. Accordingly, following the Annual Meeting to which this proxy statement relates, our next Say-on-Pay vote will be conducted at our 2027 Annual Meeting.

Stockholder Engagement

We believe that regular, transparent communication with our stockholders and other stakeholders is essential to the Company's long-term success. We value the views of our stockholders and other stakeholders, and the input that we receive from them is a cornerstone of our corporate governance practices.

Our Board and management team have made a meaningful effort to engage with our stockholders and other stakeholders. During fiscal 2026 we reached out to stockholders beneficially owning approximately 53% of our outstanding common stock to determine if these investors were interested in setting up meetings with us. We also hold investor conferences periodically. In addition to our investor conferences, our Chief Executive Officer and Chief Financial Officer hold in-person and teleconference meetings every year with many of our institutional investors. We also participate at various investor conferences.

Executive Summary

Fiscal 2026 Business Highlights



| Data infrastructure represented **98**% of total revenue | Recognized **$6.1 billion** in data center revenue | Generated **$1.75 billion** in net cash from operating activities | Returned **$2.245 billion** to stockholders through buybacks and dividends |

Overview of Fiscal 2026 Executive Compensation

Our executive compensation program, as overseen by the ECC, is designed to implement our pay for performance philosophy. To support the Company's continued transformation and advancement, our compensation program directly links our financial and operational performance to the short-term and long-term incentives we use to reward our executives. The objective of our program is to provide a strong pay for performance alignment by delivering a target mix of fixed and variable compensation oriented towards performance that we believe will drive the creation of stockholder value, putting a substantial portion of each executive's target total direct compensation "at risk."

CHIEF EXECUTIVE OFFICER
2026 TARGET PAY MIX
69% PERFORMANCE-BASED



6%
Salary
25%
Time-Based Equity
58%
Perf-Based Equity
11%
Target Bonus

OTHER EXECUTIVE OFFICERS (AVG.)
2026 AVERAGE PAY MIX
59% PERFORMANCE-BASED



7%
Salary
51%
Perf-Based Equity
34%
Time-Based Equity
8%
Target Bonus

For purposes of these pie charts, the value of the performance-based equity grants is shown at target and calculated using the market value on the date of grant.

Fiscal 2026 Pay Outcomes

- Based on our performance against the AIP Financial Performance Metrics for fiscal 2026 — revenue, gross margin, and operating margin — Corporate Achievement was 144.84% of target. Final payouts ranged from 144.84% to 150.63% of target based on individual performance achievements. See "Annual Incentive Plan" below for more details.
- Our total shareholder return for the three-year performance period for the fiscal 2023 TSR RSU awards granted on April 15, 2022 was 30.30%, which was below the median of the S&P 500 Index. The EPS modifier had no impact on the payout. The TSR RSUs were earned at 84% of target.
- Our total shareholder return for the three-year performance period for the fiscal 2023 TSR RSU awards granted on December 15, 2022 (to the named executive officers other than Mr. Murphy) was 75%, which was above the median of the S&P 500 Index. The EPS modifier had no impact on the payout. The TSR RSUs were earned at 103% of target.

Executive Compensation Framework: What We Do and What We Don't Do

The Company's executive compensation framework includes the following policies and practices, each of which reinforces our executive compensation objectives:

WHAT WE DO	WHAT WE DON'T DO
⊘ We emphasize the use of performance-based incentives so that a significant portion of our executives' compensation is earned based on the achievement of performance goals.	⊗ We do not allow our directors or officers to hold Marvell securities in a margin account or pledge Marvell securities as collateral for a loan or to engage in hedging or monetization transactions, including derivative transactions, short sales, or transactions in publicly traded options on our common stock.
⊘ The ECC retains the services of an independent executive compensation consultant who provides services directly to the ECC.	⊗ We do not provide for "golden parachute" excise tax-gross-ups.
⊘ We regularly review the peer group we use for compensation comparisons to confirm it remains appropriate based on our revenue and market capitalization and competition for talent.	⊗ We do not pay dividends or dividend equivalents on our unvested restricted stock units or on vested awards where the settlement has been deferred.
⊘ We have stock ownership guidelines for our executive officers and non-employee directors.	⊗ We do not guarantee payment under our AIP or our performance-based equity awards.
⊘ We have a "clawback" policy with respect to recoupment of executive officer cash and certain types of equity incentives in the event of a financial restatement.	
⊘ Our ECC reviews the risk profile of our compensation plans annually.	
⊘ We conduct an annual say-on-pay vote and regularly engage with stockholders to get their feedback.	
⊘ We impose limits on maximum incentive payouts.	

Compensation Philosophy and Objectives

The Company's compensation philosophy is to pay for performance with the primary intention of creating long-term value for our stockholders. To achieve this, our executive compensation program is based on the following objectives:

- **Market-Competitive**: Provide a market-competitive level of total compensation that reflects the individual executive officer's role and ability to impact business performance;
- **Performance-Based**: Establish an explicit link between compensation and both overall business results and stockholder returns over short- and long-term periods;
- **Long-Term Focus**: Promote a long-term focus for our executive officers through incentive compensation that is earned and/or vests over multiple years; and
- **Align with Stockholders**: Align the interests and objectives of our executive officers and employees with furthering our growth and creating stockholder value through the use of equity awards.

Determining Compensation for Our Named Executive Officers

The Role of the ECC

The ECC oversees the development and administration of our executive compensation program, including the underlying philosophy and related policies. The ECC members are independent members of the Board, as determined under the rules of Nasdaq and the SEC.

As part of its responsibilities, the ECC conducts an annual review of the base salary, target cash incentive opportunities, and equity awards for our named executive officers, and determines and approves their compensation packages and payouts. The ECC was assisted in this review in fiscal 2026 by Compensia, its compensation consultant, and by senior members of the Company's human resources and legal departments.

The Role of the Compensation Consultant

Under its charter and in accordance with SEC and Nasdaq rules, the ECC has the authority to directly select and retain the services of its own compensation consultant who reports to the ECC's chair. During fiscal 2026, the ECC engaged the services of Compensia as its compensation consultant. During fiscal 2026, Compensia did not provide services to the Company other than services to the ECC, and Compensia worked with the Company's management, as directed by the ECC, only on matters for which the ECC is responsible (except that Compensia provided assistance to the N&G Committee regarding its review of director compensation).

The ECC has reviewed and is satisfied with the qualifications, performance, and independence of Compensia. The ECC retains its compensation consultant to provide information, analysis, and advice regarding executive compensation; however, the ECC makes all decisions regarding the compensation of our executive officers.

Compensia attended meetings of the ECC during fiscal 2026, and provided the following services:

- Reviewed the Company's peer group for executive compensation purposes and provided recommendations with respect to the composition of the peer group;
- Evaluated the competitive positioning of base salaries, short-term incentives, and long-term incentive compensation relative to our peer companies to support decision-making with respect to each executive officer;
- Advised on annual incentive and long-term incentive program design parameters, as well as other executive compensation related programs (e.g., employment terms, retention programs);
- Reviewed the Company's historical and projected equity utilization practices relative to market levels;
- Assessed whether our compensation programs might encourage excessive or inappropriate risk taking that could have a material adverse effect on us and assisted with considering risk mitigation policies, such as our stock ownership guidelines; and
- Assisted with the preparation of the Compensation Discussion and Analysis for the 2025 proxy statement.

The Role of Management

One key objective of our executive compensation program is to align the program with stockholders' interests and our business strategy. To gain insight on day-to-day operations and what rewards and incentives would be most effective to achieve this alignment, the ECC receives input from the Company's senior management. During the fiscal year, the ECC also consulted with senior members of the Company's human resources and legal departments when formulating compensation plans, and members of those groups attended the ECC meetings. While the ECC seeks the input of management in its compensation deliberations, the ECC regularly meets in executive session without any members of management present, and no executive officer participates in the ECC's deliberations addressing the amount of his or her own individual compensation (although the Chief Executive Officer, Chief Human Resources Officer, and Chief Legal Officer participated in discussions regarding the overall design and targets of our compensation programs).

The Role of the Chief Executive Officer

Mr. Murphy meets with the ECC at its request and makes compensation recommendations for the senior executives who report to him but does not make a recommendation with respect to his own compensation. The senior executives are not present at the time such recommendations are discussed. Mr. Murphy's recommendations are based in part upon the compensation information gathered by Compensia and the Company's human resources professionals. Mr. Murphy shares with the ECC his evaluation of each senior executive's performance and contributions. The ECC considers each senior executive's scope of responsibilities and experience, and balances these against competitive compensation levels, including retention requirements and succession potential.

The Role of Peer Groups — Market Analysis

The ECC considers relevant market pay practices when setting executive compensation. In September 2024 (fiscal 2025), Compensia recommended, and the ECC approved, the compensation peer group for fiscal 2026. For fiscal 2026 the following changes were made to the peer group:

Removed for Fiscal 2026	Added for Fiscal 2026
Broadcom	Arista Networks

In selecting peer companies, the following criteria, consistent with past years, were used to identify a group of industry and labor market competitors, including:

- **Ownership/Industry**: independent, publicly-traded, U.S.-based, semiconductor industry companies (fabless, to the extent available); secondary industry sectors include software, hardware and communications;
- **Revenue**: target range of ~0.5x – 2.5x Marvell's last 4 quarters revenue as of the date of approval;
- **Market Capitalization**: target range of 0.25x – 4.0x Marvell's 30-day average market capitalization as of the date of approval; and
- **Refinement Considerations**: revenue growth, profitability and competition for employees.

While these criteria serve as primary screening criteria, we also recognize the value of maintaining year-over-year continuity to the extent appropriate to preserve stability in compensation design, pay assessment and overall program integrity. Ideally, the Company would be positioned near the median for both revenue and market capitalization; however, this has been challenging historically due to the limited number of similarly sized semiconductor industry companies. Several of the most important semiconductor competitors for relevant talent are larger than the Company. Our goal is to compare pay against the set of companies with which we most directly compete for senior executive talent, business model expertise, and leadership experience in our industry, even if those companies operate at greater scale. Including these larger peers reflects the reality of our recruiting and retention market — our employees and executives are routinely targeted by, and we recruit from, companies of varying sizes that share similar operating models, end markets, and complexity. We also pair larger peers with a balanced set of more similarly sized and smaller companies to maintain an appropriately calibrated market view. At the time of approval, Marvell was positioned at the 44th percentile on the basis of market capitalization and the 22nd percentile on the basis of revenue. We believe this approach benefits stockholders by enabling us to attract and retain leaders capable of driving our strategy, while keeping pay opportunity appropriately aligned with company size and performance and avoiding unintended inflation of compensation levels.

Fiscal 2026 Peer Group

Advanced Micro Devices	Microchip Technology	Seagate Technology
Analog Devices	Micron Technology	Skyworks Solutions
Arista Networks	NetApp	Synopsys
Cadence Design Systems	ON Semiconductor	Teradyne
Keysight Technologies	Palo Alto Networks	Texas Instruments
KLA	Qorvo	Western Digital
Lam Research	QUALCOMM	

The ECC reviews the practices of members of the peer group to better understand and assess the competitiveness of the compensation that the Company pays to its executives, both with respect to each compensation element and the overall compensation package. The ECC uses this information in its determinations and assessments but does not determine compensation by benchmarking to the peer group. At the beginning of fiscal 2026, the ECC reviewed our executive compensation program, both in the context of our pay-for-performance philosophy and from a market perspective and set the target total direct compensation opportunities for our named executive officers for fiscal 2026 taking into account individual performance, experience, criticality and retention for each executive.

Elements of Compensation

Our fiscal 2026 executive compensation program consisted of four primary elements: base salary, short-term incentives, long-term incentives, and employee benefits.



Compensation Components
Annual Base Salary (cash)
Annual Incentive Plan (cash)
Long-term Incentive Plan (equity)
Benefits
Time-Based RSUs
Performance-Based RSUs

Annual Base Salary

Base salary represents the fixed component of our executive compensation program. Base salaries are provided to:

- Recognize expertise, skills, knowledge, and responsibilities of our executives;
- Reward individual performance and contribution to our overall business goals; and
- Attract and retain executive talent by providing competitive fixed amounts.

Annual Incentive Plan

Our short-term cash incentive program, the Annual Incentive Plan ("AIP"), is designed to:

- Provide additional focus on the achievement of annual company goals;
- Align total cash compensation with actual Company performance;
- Provide competitive total target cash compensation levels to attract and retain executive talent; and
- Reward our executives for the achievement of Company and individual goals.

Long-Term Incentive Equity Awards

For fiscal 2026, our long-term incentive compensation ("LTI") was granted in the form of time- and performance-based equity awards designed to:

- Attract and retain critical executive talent by providing a competitive earnings opportunity through our LTI program;
- Align the interests of our executives and our stockholders;
- Focus our executives on achieving and sustaining longer-term business results; and
- Reward and differentiate superior Company and executive performance.

Benefits and Perquisites

Marvell does not provide material perquisites to our executive officers or directors. Our named executive officers are eligible to participate in our life, health and welfare benefit programs and our tax-qualified Section 401(k) plan on the same terms and conditions as our other salaried employees. We provide a life insurance benefit to all salaried employees, including our named executive officers, at the rate of two-and-a-half times annual base salary (rounded to the higher multiple of $1,000) or $1,000,000, whichever is less. We offer all U.S. and most non-U.S. employees, including our named executive officers, the ability to purchase our common shares at a discount under our ESPP, subject to the terms and conditions in the ESPP. Marvell also provides the executive officers with the ability to obtain supplemental health coverage with certain costs of such program paid for by the Company. Marvell adopted a Deferred Compensation Plan in fiscal 2026 that allows executives to

defer receipt of some of their compensation to a later date. Marvell does not make any matching contributions to the Deferred Compensation Plan. Additional information about this plan is included in the Nonqualified Deferred Compensation section below. Marvell adopted an Executive Retirement Plan in fiscal 2026 in order to provide consistent treatment for certain members of Company leadership upon their voluntary retirement that recognizes their valuable contributions towards creating stockholder value as senior leaders of the Company. Additional information about this plan is included in the Other Factors Considered in Determining Executive Compensation section below.

Other than the benefits described above, our named executive officers did not receive any material employee benefits in fiscal 2026.

Executive Compensation Program for Fiscal 2026

Base Salary

The ECC retains the discretion to change the base salaries for our executives from time to time and reviews base salaries on an annual basis or as warranted in connection with hiring or promotion activity. In fiscal 2026, the ECC increased the base salaries for the named executive officers as noted below. The ECC determined that these adjustments were appropriate considering each individuals' performance in the prior fiscal year, internal pay parity with other senior leaders, any retention concerns, adjustments to roles and responsibilities, and an analysis of relevant competitive market data. For Messrs. Bharathi and Koopmans in particular, the ECC determined increases were necessary in connection with their promotions in July 2025 to align with the expanded scope, responsibilities, and performance expectations for their new roles as President, Data Center Group and President and COO, respectively.

Executives	Fiscal 2026 Base Salary ($)	Fiscal 2025 Base Salary ($)	Change (%)
Matthew J. Murphy	1,250,000	1,185,000	5.5
Sandeep Bharathi	770,000	590,000	30.5
Willem Meintjes	700,000	650,000	7.7
Chris Koopmans	770,000	600,000	28.3
Mark Casper	550,000	530,000	3.8

Annual Incentive Plan (AIP)

Target Cash Incentive Opportunities

At the beginning of fiscal 2026, the ECC reviewed the design of the AIP, including a review of the target cash incentive opportunities established for each of the roles and a comparison of those percentages to the percentage target opportunity for similar roles at applicable peer companies. Based on this review, as a result of an analysis of the relevant competitive market data and its assessment of Mr. Meintjes growth in the role since his appointment as our CFO in January 2023 the ECC approved an increase in the target cash incentive opportunity (expressed as a percentage of base salary) for Mr. Meintjes for fiscal 2026. In addition, the ECC approved an increase in the target cash incentive opportunity (expressed as a percentage of base salary) for each of Messrs. Bharathi and Koopmans in light of their promotions and increased responsibilities.

Executives	Base Salary ($)	AIP Target (% of salary)	Target Annual Cash Incentive ($)
Matthew J. Murphy	1,250,000	200	2,500,000
Sandeep Bharathi	770,000	120	924,000
Willem Meintjes	700,000	110	770,000
Chris Koopmans	770,000	120	924,000
Mark Casper	550,000	90	495,000

AIP Design — Corporate Performance Measures

Under the AIP, our executive officers are eligible to earn annual cash incentives based upon the achievement of performance goals and, for the named executive officers other than the Chief Executive Officer and Chief Financial Officer, individual performance goals. Total incentive opportunities for fiscal 2026 were based on the achievement of semi-annual targets paid annually, with each semi-annual period weighted equally. Incentive payouts may range between 0% and 200% of the target annual cash incentive opportunity. However, if achievement of our corporate financial metrics is less than 100%, payouts are capped at the target level without regard to above-target individual goal achievements.

To promote pay-for-performance and protect stockholder value, the ECC deliberately uses two six month performance periods in the AIP rather than a single, year long period. This design improves line of sight and accountability for management by tying incentives to objectives that reflect the Company's evolving operating environment, including customer demand visibility and macroeconomic or regulatory developments that can meaningfully change after the start of the fiscal year. It also mitigates the risk of windfalls or shortfalls driven by unforeseen external factors early in the year, helping ensure payouts more precisely track the results employees can influence. Importantly, when the ECC establishes second half goals mid year, it does so at levels that reflect updated information with the intent to maintain strong performance hurdles for the balance of the year. Accordingly, for fiscal 2026, the second-half goals were set at more rigorous levels that the first-half goals. Taken together, the semi-annual structure requires sustained execution across both halves to achieve target outcomes, promotes disciplined capital allocation and operating decisions throughout the year, and better aligns incentive payouts with the creation of long term stockholder value.

The fiscal 2026 AIP was based on three corporate financial metrics:

- revenue (50%),
- non-GAAP gross margin (defined as non-GAAP gross profits from continuing operations divided by revenue) (15%), and
- non-GAAP operating income margin (defined as non-GAAP operating income divided by net sales) (35%).



In fiscal 2026, we adjusted the performance metric weightings of the AIP to better align incentives with our strategic priorities. In the prior year, the AIP was weighted 45% revenue, 25% non-GAAP gross margin, and 30% non-GAAP operating margin. For fiscal 2026, the AIP was weighted 50% revenue, 15% non-GAAP gross margin, and 35% non-GAAP operating margin. These changes increase the emphasis on top-line growth and operating efficiency while reducing the relative weight on gross margin performance. Rebalancing the bonus plan to emphasize revenue and operating margin while modestly reducing gross margin better aligns leadership incentives with the drivers of long-term stockholder value including an increase in earnings per share. A higher revenue weighting prioritizes top-line growth, market share capture, and scale effects that expand our addressable market and reinforce competitive advantages. Increasing the operating margin weighting strengthens accountability for operating discipline and cost efficiency, translating growth into operating leverage, stronger free cash flow generation, and improved capacity to reinvest in high-return initiatives or return capital to stockholders. The net effect is to promote sustained revenue expansion coupled with operating margin improvement, which historically correlates with higher earnings per share, stronger earnings quality, higher cash flow durability, and attractive valuation multiples — all outcomes that benefit our stockholders.

The lower gross margin target as compared to the prior year reflected the expected near-term product mix shift and the Company's strategy to drive stronger overall financial performance, including better cash flow, higher earnings, and increased capacity to reinvest in the business. A decrease in the gross margin target was expected to increase overall financial performance by supporting competitive pricing, volume commitments, and start-up investments to capture share in the data center AI market, while overall profitability discipline was preserved through the higher weights on revenue and non-GAAP operating margin that were made to the overall plan metrics.

Non-GAAP financial measures used in the AIP exclude the effect of stock-based compensation expense, amortization of the inventory fair value adjustment associated with acquisitions, amortization of acquired intangible assets, acquisition and divestiture-related costs, restructuring and other related charges (including, but not limited to, asset impairment charges, employee severance costs, and facilities related charges), resolution of legal matters, and certain expenses and benefits that are driven primarily by discrete events that management and the ECC do not consider to be directly related to the Company's core business. The Company uses non-GAAP metrics in its executive compensation plans and awards in an effort to better correlate executive compensation to Company performance as these metrics are believed to better reflect the economic reality of the Company's operations. The non-GAAP performance metrics used for the AIP above, or for any performance-based equity awards, are determined by the ECC (in its sole discretion).

If the Company fails to achieve the threshold level, as set forth in the table below, for any of the above corporate financial performance goals, no payout is awarded for that goal. The ECC determined that the combined application of all the metrics would make achievement difficult to meet at target and very difficult to meet at maximum performance levels.

Fiscal 2026 AIP Design — Individual Performance Goals

For the Chief Executive Officer and the Chief Financial Officer, 100% of the payouts under the AIP are based solely on the Company performance goals described above. Payouts under the AIP for the other named executive officers are based 80% on the Company performance goals described above and 20% on individual performance goals that are established at the beginning of the year, provided, that above target achievement on the aggregate bonus payout is not permitted unless the achievement of the Company's performance goals is 100% or more. The individual performance goals were approved by the Chief Executive Officer. Information on the individual performance goals is provided below.

Fiscal 2026 Individual Performance Goals

Our individual performance goals involve highly confidential, competitively sensitive information, including forward-looking targets and product- specific strategies that if disclosed could cause irreparable competitive harm by providing competitors with insight into our internal processes, know-how, products, and business initiatives, particularly as many of these goals build on multi-year achievements in order to execute on our overall business strategies. However, we understand stockholders' desire for additional information regarding our individual performance goals and have strived to provide greater visibility into the individual goal components while balancing these competitive concerns.

Sandeep Bharathi Goals

- Secure strategic customer design wins
- Drive execution excellence and on-time delivery
- Build world-class R&D platform and infrastructure
- Strengthen organizational capabilities and leadership pipeline

Chris Koopmans Goals

- Elevate brand positioning and market leadership
- Drive operational excellence and efficiency
- Enhance workplace infrastructure and employee experience
- Accelerate internal AI adoption and digital transformation
- Deliver profitable growth from business unit operations

Mark Casper Goals

- Optimize legal operations and enhance organizational effectiveness
- Strengthen compliance and risk management infrastructure
- Drive intellectual property protection and strategy
- Advance sustainability initiatives
- Support strategic business initiatives

Actual Performance Against Goals

The following tables present the fiscal 2026 AIP performance goals established by the ECC for the first half and second half of fiscal 2026 at threshold, target, and maximum performance levels and the actual fiscal 2026 performance for each of these metrics. Each goal was tied to the annual operating plan which is based on our internal financial projections and is approved by the Board. These projections were based on the Board's good faith evaluation of the expected financial trends for fiscal 2026 at the time the goals were set.

At the time the AIP target performance levels were established, we determined that setting goals aligned with our internal financial projections was in the best interests of the Company and our stockholders. The Board believed that meeting these target levels would require the leadership team to actively and aggressively influence outcomes and drive results amid significant operational and market challenges. The ECC set the payout levels at levels they believed to be necessary to incentivize our executive team for fiscal 2026.

Executive Metrics (H1 FY26)	Weighting	Performance Levels			Actual Performance	
		Threshold	Target	Max	Actual Perf.	Percent of Target
Revenue ($MM)	50%	$3,217	$3,785	$3,974	$3,901	161.4%
Non-GAAP Gross Margin (%)	15%	58.4%	59.4%	61.4%	59.6%	108.8%
Non-GAAP Operating Margin (%)	35%	29.3%	33.5%	35.6%	34.5%	148.1%
Payout (% of target)		25.0%	100.0%	200.0%		**148.9%**

Executive Metrics (H2 FY26)	Weighting	Performance Levels			Actual Performance	
		Threshold	Target	Max	Actual Perf.	Percent of Target
Revenue ($MM)	50%	$3,486	$4,101	$4,306	$4,293	193.4%
Non-GAAP Gross Margin (%)	15%	58.7%	59.7%	61.7%	59.3%	75.6%
Non-GAAP Operating Margin (%)	35%	32.4%	36.3%	38.4%	36.0%	93.7%
Payout (% of target)		25.0%	100.0%	200.0%		**140.8%**

The score for each financial performance metric was determined by the actual achievement against the applicable targets (for example, between Target and Max) based on a straight-line interpolation of pay and performance. The combined achievement score for each half of the year was based on the weighting of each metric. The total Corporate Achievement for the fiscal year based on the Financial Performance Metrics was 144.84%, which is the average of the first half and second half achievement levels. The individual funding factor was determined by the ECC in consultation with the Chief Executive Officer and the named executive officers (other than the CEO and CFO) were deemed to have met their individual performance goals at the levels set forth below.

For each named executive officer other than the CEO and CFO, the bonus is calculated in two steps. First, the officer's target bonus is multiplied by the Corporate Achievement percentage to determine the funded bonus amount. For fiscal 2026, the Corporate Achievement percentage was 144.84%. Second, 80% of the funded bonus amount is paid based on corporate performance, and the remaining 20% is paid based on individual performance. The individual-performance portion is multiplied by the officer's Individual Achievement percentage. The sum of the corporate-performance portion and the adjusted individual-performance portion equals the officer's total bonus payout.
Total Bonus Payout = (Target Bonus × Corporate Achievement %) × [80% + (20% × Individual Achievement %)]

When approving AIP payouts, the ECC considers a variety of factors including the relationship between our AIP outcomes and stockholder returns to ensure strong alignment of pay with performance. While the AIP is designed to measure rigorous, operational and strategic goals that drive long-term value creation, it may not always track market-based TSR in a single year. To safeguard alignment with stockholders' interests, the ECC maintains robust oversight and the discretion to adjust AIP outcomes when warranted, and it regularly reviews the plan's rigor, including calibrating semi-annual goals, and evaluating whether additional features — such as payout caps in periods of significant underperformance — would further strengthen pay-for-performance. The ECC believes that our balanced approach rewards the achievement of results within management's control, avoids windfalls disconnected from stockholder experience, and supports sustainable value creation for our stockholders over time.

Based on the Company's performance in fiscal 2026 against its corporate financial performance goals and, in the case our named executive officers other than the CEO and CFO, their individual performance goals weighted at 20% of the payout, each named executive officer was paid a percentage of his target cash incentive opportunity as set forth below.

Executives	Target Annual Cash Incentive ($)	Funding Factor Corporate	Funding Factor Individual	Actual Payout ($)	Total Payout Percentage
Matthew J. Murphy	2,500,000	144.84%	N/A	3,621,000	144.84
Sandeep Bharathi	924,000	144.84%	120%	1,391,854	150.63
Willem Meintjes	770,000	144.84%	N/A	1,115,268	144.84
Chris Koopmans	924,000	144.84%	120%	1,391,854	150.63
Mark Casper	495,000	144.84%	120%	745,636	150.63

Equity Awards

Fiscal 2026 Equity Awards

To reinforce the importance of long-term value creation and alignment with stockholders in our overall compensation strategy, the percentage of annual equity value granted in the form of performance-based awards is 70% for the CEO and 60% for other executive officers. Similar to past years, to determine individual equity award amounts, the ECC considered each named executive officer's target total direct compensation opportunity against that of similarly situated executives at the companies in our peer group, current performance and projected future contributions, as well as the retention value of their outstanding unvested equity from previously granted awards.

The ECC approved grants to the named executive officers for fiscal 2026, which were comprised of time-based RSUs and performance-based RSUs ("PSUs" or "TSR RSUs") as part of the annual award process. The grant date fair value of all stock awards is provided in the Fiscal 2026 Summary Compensation Table and the number of shares per equity vehicle at target are shown in the tables below.

April 2025 Annual Equity Awards:

Executives	RSU # Shares	PSUs (Target) # Shares*
Matthew J. Murphy	100,904	235,441
Sandeep Bharathi	42,808	64,212
Willem Meintjes	45,866	68,798
Chris Koopmans	48,923	73,385
Mark Casper	18,347	27,520

* Target is based solely on the TSR component of the grants.

April 2025 RSU Awards Vesting Terms. Subject to continued service with the Company, the RSUs will vest in equal quarterly installments over three years from the grant date.

April 2025 TSR RSU Awards Performance and Vesting Terms. Fiscal 2026 TSR RSUs are earned and vest based on our TSR performance relative to the S&P 500 Index over the performance period measured from April 15, 2025 to April 5, 2028, up to a maximum 200% of the target award amount. In addition, the amount earned and vesting may be increased by up to 150% based on the Non-GAAP EPS compound annual growth rate ("Non-GAAP EPS CAGR") for the Company measured against the Non-GAAP EPS CAGR for the companies in the peer group (as such peer group is discussed previously under The Role of Peer Groups — Market Analysis) ("EPS Multiplier"). Notwithstanding the foregoing, the maximum payout of the product of (x) the relative TSR payout, multiplied by (y) the EPS Multiplier will not exceed 250% of the target award amount. If the performance targets are met including the Non-GAAP EPS CAGR, the earned shares will all vest on April 15, 2028 (three years from the date of grant), subject to continued service with the Company through such date.

Annual Performance Awards Design Considerations.

The S&P 500 Index was chosen as the relative measure for the TSR RSUs as its results are more stable year over year and the use of this index results in less discretionary revisions by the ECC after the fact than an industry-specific index.

- The semiconductor industry is known for its cyclical nature, which can lead to significant fluctuations in an industry-specific index. This volatility can impact the stability of executive compensation tied to the index and cause large swings in compensation levels from year to year regardless of the performance of the individual executive. In such a case, executives may feel that their compensation is subject to factors beyond their control, leading to frustration and demotivation. To manage the impact of large index swings (which are more likely on an industry specific index), executives may focus on short-term gains for the Company rather than long-term strategic goals. This can be detrimental to the Company's overall health and sustainability.

- In addition, an industry-specific index can be significantly impacted by the merger or acquisition of one or more companies in the index as the financial performance of the merged entity may differ significantly from the individual companies. Fewer companies in the industry-specific index due to significant industry consolidation causes the index to become dependent on a smaller number of companies. A decreasing number of companies may result in the index no longer accurately representing the sector as one or two companies may experience significant price movements, which then can have a larger impact on the overall index. Plus, when there are significant changes to the companies in an industry-specific index, the ECC may be required to use its discretion to deal with the changes. Discretionary decisions can be perceived as opaque by executives and investors, leading to concerns about fairness and consistency. In addition, the use of such discretion can create uncertainty for executives, as they may not have a clear understanding of how their performance will be evaluated and rewarded.

In fiscal 2023, the Company added the Non-GAAP EPS CAGR metric to the performance-based equity awards in response to stockholder feedback that investors prefer that performance-based equity awards use more than one performance metric. The relative TSR and the Non-GAAP EPS CAGR metrics were chosen by the ECC to align the executives long-term interests with those of our stockholders and to avoid redundancy with the metrics used under the AIP. The performance-based metrics are both long-term metrics and use at least a minimum three-year vesting period.

For the TSR component, there will be a straight-line interpolation of the payout percentages for TSR between each of the payout levels, rounded up to the nearest whole share. No shares are earned if TSR is more than 33 percentage points below the Index.

Performance Level	Versus the S&P 500 Index	Payout
Maximum	+33% over	200% of target
Target	Equal to Index	100% of target
Minimum	Greater than -33% under	0% of target

Notwithstanding the foregoing, in the event the Company's absolute TSR is negative over the three-year Performance Period, payout of the TSR component will be no more than 100% of target. The foregoing cap does not affect the EPS Multiplier noted below.

For the EPS Multiplier, actual performance will be calculated over a two-year performance period using a straight-line interpolation between the 50th percentile and the 75th percentile (rounding up to the nearest percent). In no circumstance will the EPS Multiplier result in reducing the shares earned under the relative total stockholder return metric. Notwithstanding the foregoing, maximum payout of the product of (x) the relative TSR payout, multiplied by (y) the EPS Multiplier will not exceed 250% of the target award amount.

Percentile Rank in Peer Group	Multiplier
Equal to or less than 50th percentile	100%
50th to 75th percentile	interpolated
At 75th percentile or higher	150%

Additional Awards Made to our Presidents in Connection with Promotions during Fiscal 2026

It is both important and common practice to increase compensation in connection with a promotion to reflect the greater scope, complexity, decision rights, and accountability of the expanded role. In making promotion-related adjustments including new equity grants, the ECC reviews competitive market data for comparable positions, internal pay equity among similarly situated leaders, and the need to ensure appropriate incentives for sustained performance and retention. Aligning compensation with role scope maintains a competitive posture in the talent market, supports succession planning, and reinforces our pay-for-performance philosophy. In connection with their promotions on July 15, 2025, Messrs. Bharathi and Koopmans each received a one-time grant of: (a) RSUs vesting over 4 years as described in more detail below, and (b) PSUs representing 60% of the shares that if earned will vest 5 years from the date of grant based on our TSR performance relative to the S&P 500 Index over the performance period measured from July 15, 2025 to July 5, 2030. The RSUs, representing 40% of the shares, vest annually 10% after 1 year; 20% after 2 years; 30% after 3 years and 40% after 4 years, which is extended and back-loaded from our standard three year quarterly vesting schedule for refresh grants. The unvested portion of these grants will be forfeited if the recipient is not an employee on the vesting date.

The annual April 2025 TSR RSU grant and these July 2025 TSR RSUs share the same relative TSR payout curve, negative TSR cap at 100% of Target, and 250% overall cap, but they differ in the length of the vesting term and TSR performance period (3 years vs. 5 years). The July TSR RSU also extends the Multiplier Performance Period to 4 years.

Executives	RSU # Shares	Target TSR RSUs # Shares*
Sandeep Bharathi, President, Data Center Group	112,560	168,839
Chris Koopmans, President and Chief Operating Officer	112,560	168,839

* Target is based solely on the TSR component of the grants.

Additional Awards Made to Mr. Bharathi

Prior to Mr. Bharathi's promotion to President, Data Center, the Company approved certain equity awards to Mr. Bharathi in addition to our regular annual grant cycle. These actions were taken after careful consideration of market conditions, the Company's retention priorities, and the importance of maintaining continuity of leadership for the execution of our strategic plan. The Company believes these awards are aligned with stockholder interests by emphasizing long-term value creation, reinforcing management stability during a critical period, and ensuring competitive total compensation for key leaders.

In April, Mr. Bharathi received a regular annual equity award in accordance with our established compensation program and timing. In May, the Company granted an equity award to Mr. Bharathi for retention purposes. The Company determined that maintaining Mr. Bharathi's leadership was essential to delivering on our operational and strategic objectives and that an incremental, performance- and retention-oriented equity award was the most appropriate and stockholder-aligned tool to address this near-term retention risk. The May award was designed to retain Mr. Bharathi over a multi-year period and to further align his interests with those of our stockholders.

The Company also considered the anticipated cost to stockholders of replacing Mr. Bharathi (with respect to his promotion grant discussed above as well as the May and June grants discussed below) and Mr. Koopmans (with respect to his promotion grant discussed above) if they were to depart. Recruiting a proven external candidate would likely have required a larger up-front equity package, including make-whole awards to offset unvested equity forfeited at a prior employer and an inducement grant calibrated to attract a sitting executive. In many cases, these buyout and sign-on awards are likely to exceed the value of a targeted retention or promotion grant. By acting to retain Mr. Bharathi and Mr. Koopmans, the ECC sought to preserve continuity of leadership and to avoid incremental costs, potential dilution, and execution risk.

Separately, in June, the Company approved equity awards to a select group of core talent across the Company, including Mr. Bharathi, to recognize critical contributions and to promote retention and engagement of leaders central to the Company's strategic priorities. This one-time action was intended to support execution of key initiatives and preserve organizational momentum in a competitive talent market.

In determining the size and structure of the May and June awards, the Company considered competitive market data, internal pay equity, the value of unvested holdings, Company performance, and advice from its independent compensation consultant. These awards are subject to multi-year vesting, are intended to be earned over time through continued service and performance, and include the same governance features that apply to our other equity awards, including our clawback policy. Unvested portions of these May and June awards will be forfeited if Mr. Bharathi is not an employee on the vesting dates. Awards consist of 60% TSR RSUs and 40% RSUs. The Company considers the awards to be one-time awards intended to address specific circumstances at the time of grant and does not expect these incremental awards to recur on a regular basis. The Company remains committed to our pay-for-performance philosophy and annual equity grant cadence. Additional information on the May and June grants is provided below.

Sandeep Bharathi	RSU # Shares	TSR RSUs (Target) # Shares*
Grant date May 15, 2025	21,084	31,626
Grant date June 15, 2025	37,705	56,557

* Target is based solely on the TSR component of the grants.

The grants made on May 15, 2025 have the following vesting schedule:

- *May 2025 RSU Awards Vesting Terms.* Subject to continued service with the Company, the RSUs will vest in equal quarterly installments over three years from July 15, 2025.
- *May 2025 TSR RSU Awards Vesting Terms*. Subject to continued service with the Company, the TSR RSU will vest 100% on April 15, 2028. The performance terms for this TSR RSU are the same as the those described above for the April 2025 TSR RSU Awards.

The grants made on June 15, 2025 have the following vesting schedule:

- *June 2025 RSU Awards Vesting Terms.* Subject to continued service with the Company, the RSUs will vest in equal semi-annual installments over four years from June 15, 2025.
- *June 2025 TSR RSU Awards Vesting Terms.* Subject to continued service with the Company, the TSR RSUs will vest 100% on June 15, 2028. The performance terms for this TSR RSU are the same as the those described above for the April 2025 TSR RSU Awards.

Performance Awards Vested in Fiscal 2026

Measurement and Settlement in Fiscal 2026 of TSR RSUs Granted in April 2022

The fiscal 2023 TSR RSU awards were based on the achievement of performance objectives relating to the relative TSR of our common stock as compared to the TSR of the companies in the S&P 500 Index over the performance period measured from April 15, 2022 to April 5, 2025. There was a straight-line interpolation of the payout percentages for TSR between each of the payout levels (for example, between target and maximum performance), rounded up to the nearest whole share.

Performance Level	Versus the S&P 500 Index	Payout
Maximum	+33% over	200% of target
Target	Equal to the Index	100% of target
Minimum	-33% under	0% of target

In fiscal 2026, each participating named executive officer earned shares at 84% of target, based on a TSR over the performance period of 30.30% compared to the S&P 500 Index TSR of 35.89%. In addition, for the 2023 TSR RSUs, the EPS modifier was determined to be 100%.

Summary of Results	
Performance Period	April 15, 2022 to April 5, 2025
Marvell TSR	30.30%
Index TSR	35.89%
Relative Performance	-5.59%
TSR Payout Percentage	84.0%
EPS Payout Percentage	100.0%
Overall Payout Percentage	84.0%

These awards were earned and vested in fiscal 2026 as indicated below.

Name	Grant Date	Vest Date	Target Number of Shares	Actual Number of Shares Earned
Matthew J. Murphy*	4/15/2022	4/15/2025	172,216	144,662
Sandeep Bharathi	4/15/2022	4/15/2025	39,364	33,066
Willem Meintjes**	4/15/2022	4/15/2025	13,778	11,574
Chris Koopmans	4/15/2022	4/15/2025	39,364	33,066
Mark Casper***	4/15/2022	4/15/2025	21,650	18,186

_____

* Mr. Murphy deferred settlement of these awards.

** Mr. Meintjes had not yet been promoted to Chief Financial Officer on the date of grant.

*** Mr. Casper had not yet been promoted to Chief Legal Officer on the date of grant.

Achievement Under Special Performance-Based Equity Grants to Select Executive Officers in December 2022

Typically, we only grant equity awards to our executive team in April (executives who receive mid-year promotions and role changes may receive additional grants in connection with those changes). However, we believed at the time that it was necessary to award additional equity as we neared the end of the fiscal year in order to address retention concerns, ensure our executive team remained strongly aligned with stockholders and to reinforce long-term shareholder value creation. Given these objectives, the grant was 100% performance-based and subject to a long-term performance period. It included both a relative total shareholder return (TSR) and earnings per share (EPS) performance component.

The fiscal 2023 December TSR RSU awards were based on the achievement of performance objectives relating to the relative TSR of our common stock as compared to the TSR of the companies in the S&P 500 Index over the performance period measured from December 15, 2022 to December 5, 2025. There was a straight-line interpolation of the payout percentages for TSR between each of the payout levels (for example, between target and maximum performance), rounded up to the nearest whole share.

Performance Level	Versus the S&P 500 Index	Payout
Maximum	+33% over	200% of target
Target	Equal to the Index	100% of target
Minimum	-33% under	0% of target

In fiscal 2026, certain named executive officers listed below earned shares at 103% of target, based on our TSR over the performance period of 75.0% compared to the S&P 500 Index TSR of 74.01%. In addition, for the 2023 December TSR RSUs, the EPS modifier was 100%.

Summary of Results	
Performance Period	December 15, 2022 to December 5, 2025
Marvell TSR	75.00%
Index TSR	74.01%
Relative Performance	0.99%
TSR Payout Percentage	103.0%
EPS Payout Percentage	100.0%
Overall Payout Percentage	103.0%

These awards were earned and vested in fiscal 2026 as indicated below.

Name	Grant Date	Vest Date	Target Number of Shares	Actual Number of Shares Earned
Sandeep Bharathi	12/15/2022	12/15/2025	53,358	54,959
Willem Meintjes*	12/15/2022	12/15/2025	16,601	17,100
Chris Koopmans	12/15/2022	12/15/2025	53,358	54,959
Mark Casper**	12/15/2022	12/15/2025	29,645	30,534

---

* Mr. Meintjes had not yet been promoted to Chief Financial Officer on the date of grant.

** Mr. Casper had not yet been promoted to Chief Legal Officer on the date of grant.

Share Repurchases Considerations

Historically, the Company has granted performance-based RSUs that are earned and vest based on the relative TSR of the Company compared to an appropriate index (TSR RSUs), performance-based RSUs that are earned and vest based on metrics related to the Company's financial statements (Financial Performance Metric PSUs), performance-based RSUs that are earned and vest in whole or in part based on the achievement of a specific stock price, and awards that vest partially based on TSR and partial based on Non-GAAP EPS CAGR. When granting performance-based awards that are earned and vest based on relative TSR, EPS or on the Company's stock price, the ECC takes into account the potential impact that share repurchases may have on the awards.

Other Factors Considered in Determining Executive Compensation

Employment Agreements

See the section in this proxy statement entitled "Employment Contracts, Severance Agreements and Change-in-Control Arrangements" for additional information on the terms of employment, severance and change in control agreements the ECC has approved with respect to the named executive officers. In 2016, the ECC approved entering into a severance agreement with Mr. Murphy concurrently with his commencement of employment, given the recent Board and management changes at the Company at that time. The Company does not have severance agreements in effect with the other named executive officers. The ECC annually reviews market and peer group severance and change in control agreement trends and practices, as well as the Company's severance and change in control agreements and policies.

Adoption of Executive Retirement Program

On May 28, 2025, the Company adopted a Retirement Program to provide a consistent approach for certain senior executives who choose to retire and to support orderly leadership transitions. The program applies to the CEO and executives at the Executive Vice President level and above who retire voluntarily in good standing, sign a release, and agree to serve as a consultant after retirement during the applicable equity vesting period. To qualify, an executive generally must satisfy the "Rule of 65," which means being at least age 55, having at least 5 years of service, and having a combined age and years of service of at least 65. The CEO may also qualify by transitioning to the role of Executive Chair or Strategic Advisor, with service in either role counting toward the years-of-service requirement. If the CEO leaves that role before meeting the Rule of 65, the CEO will still be eligible for retirement benefits if the CEO served as Executive Chair or Strategic Advisor for at least 12 calendar months or until August 31, 2027, whichever occurs first.

Benefits under the Retirement Program include: (a) a lump-sum cash payment equal to a pro rata portion of the executive's fiscal-year target annual bonus (calculated at 100% of target), with the pro-ration based on days worked in the fiscal year; (b) for time-based RSUs: continued vesting for any grants that would have vested during the four quarters immediately following the retirement date; (c) for PSUs vesting on or before the first anniversary of retirement: continued eligibility to vest in full based on actual performance, without a continued-service requirement; (d) for PSUs scheduled to vest after the first anniversary: pro rata vesting based on the fraction of the performance period worked as an employee through retirement; vesting remains subject to actual performance outcomes; and (e) continued medical, dental, and vision coverage for the executive and spouse at no cost under COBRA (or equivalent plan mechanism) until the earliest of (i) the executive reaching age 65, (ii) the executive or spouse becoming eligible for other employer group coverage, or (iii) the spouse reaching age 65. No named executive officers of the Company are currently eligible for retirement benefits under the Retirement Program. A copy of the Retirement Program Plan document can be found at Exhibit 10.20 to our Annual Report on Form 10-K as filed with the SEC on March 11, 2026.

Change in Control Severance Plan ("CIC Plan")

In June 2016, the ECC recommended, and the Company's Board adopted, the CIC Plan, the purpose of which is to provide specified payments and benefits to certain employees of the Company whose employment is subject to being either involuntarily terminated or voluntarily terminated for Good Reason under the circumstances described in the CIC Plan. The ECC has made several changes to that plan as part of its periodic reviews of competitive market practices and trends. All capitalized terms are as defined in the CIC Plan. A copy of the CIC Plan can be found at Exhibit 10.12 to our Annual Report on Form 10-K as filed with the SEC on March 11, 2026.

The ECC designed the CIC Plan to protect key employees involved in evaluating certain transactions in order to facilitate a clear focus on what is best for stockholders by making the executives neutral to a potential transaction. The protections offered by tier were developed in consideration of competitive market practice and trends, and the Company executives were slotted into tiers based on the ongoing executive team structure. Benefits are only payable upon the occurrence of an Involuntary Termination of employment during the period beginning on the signing of a definitive agreement to sell the Company and ending on the date that is 24 months following the Change in Control (i.e., double trigger).

The ECC has designated the following named executive officers as participants in the CIC Plan at the levels set forth following their names: Matthew J. Murphy (Tier 1); Sandeep Bharathi (Tier 2); Willem Meintjes (Tier 2); Chris Koopmans (Tier 2); and Mark Casper (Tier 2). Benefits payable with respect to the various tiers may be found in the section of this proxy statement entitled "Employment Contracts, Severance Agreements and Change-in-Control Arrangements."

Equity Grant Practices Policy

Our Board has adopted a policy with respect to our equity award grant practices. Our current policy covers, among other things, the following:

- The ECC, a subcommittee of the ECC, or a management committee, each have the authority to approve equity award grants to employees, provided that only the ECC (and not a subcommittee or management committee) may approve equity award grants to our executive officers.

- Equity award grants to newly hired employees are generally made monthly. An equity award proposal is generally prepared for consideration by the 15th day of the month following the month of the new employee's date of hire and granted using the average closing price of the Company's common stock for the 30 trading days prior to the grant date. These awards are typically based upon a set of guidelines established by the human resources department and reviewed by the ECC.

- Annual equity award grants to employees are generally made after the annual performance review process is completed and are generally scheduled to be made on the 15th of April.

- The Company discontinued granting stock options during 2016 (other than in certain cases in connection with the conversion of options in a merger or other acquisition ("M&A") transaction) and has granted time-based and performance-based RSUs in lieu thereof. If the Company should grant stock options (other than in connection with an M&A transaction), such grants are to be granted during an "open window." This restriction does not apply to RSUs or other types of equity awards that do not include an exercise price related to the market price of our securities on the date of grant. Other than with respect to annual equity award grants or as otherwise approved by the ECC, any equity award grants to executive officers are generally made during an "open window." All stock option grants must have an exercise price per share no less than the per share fair market value of our shares of common stock on the date of grant, as determined under the appropriate U.S. financial accounting rules and the applicable rules and regulations under the U.S. securities laws.

Policy Concerning Recoupment of Executive Officer Incentives Following Restatement

In fiscal 2024, we amended our Clawback Policy to comply with Nasdaq Listing Rule 5608 and Exchange Act Rule 10D-1 and as result we increased the scope of the compensation subject to the clawback to include certain types of performance-based equity awards. Under the amended policy, in the event that the Company is required to prepare an accounting restatement of its reported financial results due to the Company's material noncompliance with any financial reporting requirement under the United States securities laws, the Company will require its current and former executive officers to reimburse all or any portion of the Incentive Compensation (defined below) earned by or paid to such executive officers for the period of such restatement (but in no event to exceed the three fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement) that would not have otherwise been paid or earned based upon the restated financial results.

"Incentive Compensation" generally means any compensation granted, earned or vested based in whole or in part on the Company's attainment of any Financial Reporting Measure.

"Financial Reporting Measure" means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measure derived wholly or in part from such financial information (including, but not limited to, non-GAAP financial measures). For the avoidance of doubt, Financial Reporting Measures shall include any measure based in whole or in part on the Company's stock price or total stockholder return.

Any right of recoupment under the Clawback Policy is in addition to, and is not in lieu of, any actions imposed by law enforcement agencies, regulators including the Securities and Exchange Commission, Nasdaq, or other authorities.

A copy of the Clawback Policy can be found at Exhibit 97 to our Annual Report on Form 10-K as filed with the SEC on March 11, 2026.

Stock Ownership Guidelines for Executive Officers

Our Board has established equity ownership guidelines for our executive officers designed to encourage long-term stock ownership and more closely link their interests with those of our other stockholders. These guidelines provide that the executive officers should hold shares of common stock equal in value to (i) six times the annual base salary for the Chief Executive Officer, and (ii) three times their respective annual base salary for the other executive officers. Executive officers have five years to satisfy the guidelines from the date such person is designated as being subject to the guidelines. The Board reviews progress against these guidelines annually and updates them as appropriate. The Board or the N&G Committee may discuss with the executive the reasons for a shortfall if it occurs more than five years after an executive officer becomes subject to the guidelines and more than three years after a promotion increases the guidelines expectation. While below the applicable guidelines, at any time, there is a minimum holding expectation for 50% of the net after tax shares following vesting of RSUs and performance-based RSUs, including TSR RSUs, until the applicable guideline is met. The 50% holding expectation also applies if an executive officer is short of the guideline following a promotion, change in base salary, or guideline policy change. All of our executive officers met, or were on target to meet, within the required timeframe, the ownership guidelines as of our fiscal year-end. We include equity that has been earned but for which settlement has been deferred in the calculation, but we exclude unvested equity and unexercised options when determining if the guidelines have been satisfied.

Insider Trading/Anti-Hedging and Anti-Pledging Policies

We have adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our securities by employees, officers, and directors of, and consultants and contractors to, us or any of our subsidiaries, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company.

All employees, officers, and directors of, and consultants and contractors to, us or any of our subsidiaries are subject to our Insider Trading Prohibition Policy and Guidelines. The policy prohibits the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of material nonpublic information in securities trading. The policy also includes specific anti-pledging and anti-hedging provisions described in more detail below.

To ensure compliance with the policy and applicable federal and state securities laws, it is our policy that certain identified insiders, which include the named executive officers and directors, must refrain from the purchase or sale of our securities except in designated trading windows or pursuant to preapproved Exchange Act Rule 10b5-1 trading plans. Even during an open trading window period, certain identified insiders, which include the named executive officers and directors, must comply with our designated pre-clearance policy prior to trading in our securities.

All members of the Board, all employees (including executive officers) of, and consultants and contractors to, the Company (collectively, "Insiders") are prohibited from engaging in "short sales" of our securities or in trading "derivative securities" tied to our securities. We define a "derivative security" generally to be any security, the value of which is dependent to some degree on another security. Examples of the most common types of derivative securities include "warrants," "puts," and "calls." Stock options or other securities issued pursuant to Company benefit plans or other compensatory arrangements with the Company are not subject to this prohibition. Insiders are also prohibited from purchasing any other financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, and collars), or engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our stock. Insiders are permitted to invest in publicly offered funds that hold our stock, including mutual funds and exchange traded funds ("ETFs"), that are actively managed by an independent fund manager. Insiders are prohibited from investing in exchange funds also known as swap funds. An "exchange fund" allows an investor to "exchange" an individual stock, such as our stock, for shares in a fund of many pooled stocks. In addition, Insiders are prohibited from buying or selling interests in funds containing our securities on the basis of material nonpublic information about us.

Our executive officers and certain other insiders are prohibited from holding Marvell securities in a margin account or pledging Marvell securities as collateral for a loan.

A copy of the Insider Trading Prohibition Policy and Guidelines can be found at Exhibit 19 to our Annual Report on Form 10-K, as filed with the SEC on March 11, 2026.

Tax Considerations

Under Section 162(m) of the Internal Revenue Code, the Company may not take a tax deduction for any compensation paid to its executive officers who are subject to Section 162(m) in excess of $1,000,000. Our ECC may consider the deductibility of compensation when making decisions but may authorize the payment of compensation that is not deductible when it believes it to be appropriate and in the best interests of the Company and our stockholders.

Accounting Considerations

We are required to estimate and record an expense for each equity award over its vesting period. The ECC may take into account the effect of the compensation expense under FASB ASC Topic 718 when making grants of equity compensation to our employees.

COMPENSATION COMMITTEE REPORT

The information contained in the Compensation Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates the information by reference in such filing.

The ECC has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on such review and discussions, the ECC has recommended to our Board that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2026 (incorporated by reference) and this proxy statement.

The Executive Compensation Committee:

Brad Buss, Chair
Tudor Brown
Richard Wallace

Compensation of Named Executive Officers

Fiscal 2026 Summary Compensation Table

In accordance with SEC rules, our named executive officers include the following: (1) the individual who served as our principal executive officer during the fiscal year; (2) the individual who served as our principal financial officer during the fiscal year; and (3) the three most highly compensated executive officers other than our principal executive officer and principal financial officer as of the end of the fiscal year.

The following table shows the compensation earned by our named executive officers for the fiscal years noted.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation[2]	All Other Compensation ($)[3]	Total ($)[4]
Matthew J. Murphy Board Chairman and Chief Executive Officer	2024	1,138,698	—	41,792,162	2,226,400	5,780	45,163,040
	2025	1,178,942	—	27,863,106	3,109,400	8,654	32,160,102
	2026	1,237,500	—	20,200,068	3,621,000	5,780	25,064,348
Sandeep Bharathi President, Data Center Group	2024	570,077	—	4,906,393	546,250	5,780	6,028,500
	2025	587,404	—	7,041,358	808,914	7,105	8,444,781
	2026	703,077	67,000	46,184,529	1,391,854	7,507	48,353,967
Willem Meintjes Chief Financial Officer	2024	632,590	—	4,579,338	619,520	5,780	5,837,228
	2025	648,269	—	7,307,015	852,800	5,780	8,813,864
	2026	690,385	—	6,769,965	1,115,268	5,780	8,581,398
Chris Koopmans President and Chief Operating Officer	2024	576,346	—	9,757,811	555,750	5,780	10,895,687
	2025	597,404	—	7,971,305	897,400	7,290	9,473,399
	2026	718,461	—	35,605,027	1,391,854	9,105	37,724,447
Mark Casper Chief Legal Officer and Secretary	2024	492,692	—	2,943,844	450,000	5,780	3,892,316
	2025	524,808	—	3,985,653	688,400	7,230	5,206,091
	2026	546,154	—	2,708,068	745,636	7,644	4,007,502

---

[1] The dollar value of the equity grants shown in this column represents the grant date fair value calculated on the basis of the fair market value of the underlying shares of common stock in accordance with FASB ASC Topic 718, with the dollar value of the performance-based RSUs based on target performance (i.e., the probable achievement level as of the grant date). The actual value that a named executive officer will realize on each time-based award and performance-based award will depend on the price per share of our shares of common stock at the time shares received in settlement of the awards are sold. There can be no assurance that the actual value realized by a named executive officer will be at or near the grant date fair value of the time-based or performance-based RSUs awarded.

In addition to the information in the Summary Compensation Table above, for performance-based RSUs awarded in fiscal 2026, where the number ultimately issuable may vary, the following table shows the number of shares issuable and the grant date fair value at maximum performance.

	Number of Shares Issuable at Maximum Performance (#)	Estimated Future Payout at Maximum Performance ($)
Matthew J. Murphy	588,603	14,857,504
Sandeep Bharathi	803,086	31,962,013
Willem Meintjes	171,995	4,341,498
Chris Koopmans	605,561	24,939,760
Mark Casper	68,800	1,736,650

[2] The amounts shown in this column represent annual cash incentive awards earned by the named executive officers under the AIP. Further information regarding the fiscal 2026 awards is included in the section entitled "Executive Compensation Program for Fiscal 2026 — Annual Incentive Plan (AIP)" in the Compensation Discussion and Analysis section of this proxy statement.

[3] The amounts shown in this column for fiscal 2026 include, for each named executive officer, the Company's 401(k) plan matching contributions in the amount of $5,000 and premiums for basic life insurance in the amount of $780. In addition, the total includes amounts paid in connection with a supplemental executive health plan for Messrs. Bharathi, Koopmans, and Casper.

[4] We adopted a deferred compensation plan in fiscal 2026. Amounts in this table will always be shown on a pre-deferral basis. For additional information regarding this plan or any contributions made to such plan see the section entitled "Nonqualified Deferred Compensation" below.

Grants of Plan-Based Awards in Fiscal 2026 Table

The following table shows the plan-based equity and non-equity awards for fiscal 2026 for our named executive officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			Stock Awards Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Matthew J. Murphy	—	0	2,500,000	5,000,000	—	—	—	—	—
	4/15/2025	—	—	—	—	—	—	100,904	5,342,564
	4/15/2025	—	—	—	0	235,441	588,603	—	14,857,504
Sandeep Bharathi	—	0	924,000	1,848,000	—	—	—	—	—
	4/15/2025	—	—	—	—	—	—	42,808	2,266,555
	4/15/2025	—	—	—	0	64,212	160,530	—	4,052,098
	5/15/2025	—	—	—	—	—	—	21,084	1,366,812
	5/15/2025	—	—	—	0	31,626	79,065	—	2,647,571
	6/15/2025	—	—	—	—	—	—	37,705	2,514,207
	6/15/2025	—	—	—	0	56,557	141,393	—	4,953,545
	7/15/2025	—	—	—	—	—	—	112,560	8,074,942
	7/15/2025	—	—	—	0	168,839	422,098	—	20,308,799
Willem Meintjes	—	0	770,000	1,540,000	—	—	—	—	—
	4/15/2025	—	—	—	—	—	—	45,866	2,428,467
	4/15/2025	—	—	—	0	68,798	171,995	—	4,341,498
Chris Koopmans	—	0	924,000	1,848,000	—	—	—	—	—
	4/15/2025	—	—	—	—	—	—	48,923	2,590,326
	4/15/2025	—	—	—	0	73,385	183,463	—	4,630,960
	7/15/2025	—	—	—	—	—	—	112,560	8,074,942
	7/15/2025	—	—	—	0	168,839	422,098	—	20,308,799
Mark Casper	—	0	495,000	990,000	—	—	—	—	—
	4/15/2025	—	—	—	—	—	—	18,347	971,419
	4/15/2025	—	—	—	0	27,520	68,800	—	1,736,650

---

[1] The amounts represent the threshold, target, and maximum dollar payouts under our AIP for fiscal 2026. There is no payout at threshold performance. Actual amounts earned are shown in the "Non-Equity Incentive Compensation" column of the preceding Summary Compensation Table of this proxy statement. Further information regarding this plan is included in the section entitled "Executive Compensation Program for Fiscal 2026 — Annual Incentive Plan (AIP)" in the Compensation Discussion and Analysis section of this proxy statement.

[2] The fiscal 2026 TSR RSU awards are based on the achievement of performance objectives relating to the relative TSR of the Company's shares of common stock as compared to the TSR of the companies on the S&P 500 Index over a three-year and five-year performance period. There will be a straight-line interpolation of the payout percentages for TSR between each of the payout levels (for example, between minimum and target performance), rounded up to the nearest whole share. The payout is zero for performance achievement at negative 32.99% relative TSR. The initial payout based on TSR performance above will then be modified based on the percentile rank of Marvell's non-GAAP adjusted EPS growth during the applicable measurement period relative to the members of a custom peer group. Non-GAAP adjusted EPS will be based on the values disclosed in Marvell's (or peer company's) quarterly earnings press release.

[3] These RSUs vest in equal quarterly installments over three years following the grant date with the exception of the RSUs granted on June 15, 2025 which vest over 4 years evenly in 6-month increments and the July 15, 2025 grants which vest annually over 4 years with 10% the first year, 20% the second year, 30% the third year and 40% the fourth year.

[4] The dollar value of stock awards shown represents the grant date fair value calculated on the basis of the fair market value of the underlying shares of common stock on the grant date in accordance with FASB ASC Topic 718, with the dollar value of the performance-based RSUs based on target performance (i.e., the probable achievement level as of the grant date). The actual value that a named executive officer will realize on each stock award will depend on the price per share of our shares of common stock at the time shares underlying the stock awards are sold. There can be no assurance that the actual value realized by a named executive officer will be at or near the grant date fair value of the stock awarded.

Outstanding Equity Awards at Fiscal 2026 Year-End

Time-Based and Performance-Based Restricted Stock Units at Fiscal Year-End

	Stock Awards			
Name	Number of RSUs That Have Not Vested (#)[1]	Market Value of RSUs That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned RSUs That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market Value of Unearned RSUs That Have Not Vested ($)[4]
Matthew Murphy	11,039[5]	871,198	—	—
	—	—	309,071[6]	24,391,883
	34,844[7]	2,749,888	—	—
	—	—	195,122[8]	15,399,028
	706,452[9]	55,753,192	196,235[10]	15,486,866
	75,678[11]	5,972,508	—	—
	—	—	235,441[12]	18,581,004
Sandeep Bharathi	3,680[5]	290,426	—	—
	—	—	66,230[6]	5,226,872
	12,312[7]	971,663	—	—
	—	—	44,321[8]	3,497,813
	32,106[11]	2,533,806	—	—
	—	—	64,212[12]	5,067,611
	15,813[11]	1,247,962	—	—
	—	—	31,626[12]	2,495,924
	32,991[15]	2,603,650	—	—
	—	—	56,557[16]	4,463,478
	112,560[17]	8,883,235	—	—
	—	—	168,839[18]	13,324,774
Willem Meintjes	3,435[5]	271,090	—	—
	—	—	61,815[6]	4,878,440
	12,776[7]	1,008,282	—	—
	—	—	45,993[8]	3,629,768
	34,400[11]	2,714,848	—	—
	—	—	68,798[12]	5,429,538
Chris Koopmans	4,498[5]	354,982	—	—
	—	—	80,948[6]	6,388,416
	112,463[13]	8,875,580	31,239[14]	2,465,382
	13,938[7]	1,099,987	—	—
	—	—	50,174[8]	3,959,732
	36,693[13]	2,895,812	—	—
	—	—	73,385[14]	5,791,544
	112,560[17]	8,883,235	—	—
			168,839[18]	13,324,774
Mark Casper	2,208[5]	174,255	—	—
	—	—	39,738[6]	3,136,123
	6,969[7]	549,993	—	—
	—	—	25,087[8]	1,979,866
	13,761[11]	1,086,018	—	—
	—	—	27,520[12]	2,171,878

[1] *In addition to time-based RSUs, this column also includes performance-based awards granted under our 1995 Stock Option Plan for which the relevant performance condition has been satisfied but remain subject to continued time-based vesting.*

(2) The price per share of our shares of common stock on the last trading day of fiscal 2026 was $78.92 as reported on the Nasdaq Global Select Market on January 30, 2026. The market value of the unvested RSUs is equal to the applicable number of RSUs multiplied by $78.92.

(3) Performance-based awards granted under our 1995 Stock Option Plan are reported in this column at target for awards with expected payouts above threshold but below target. Awards with expected payouts above target payout are reported at maximum payout.

(4) The market value of the awards is based on the target payout using the closing price of our common stock as of January 30, 2026, which was $78.92.

(5) These RSUs granted on April 15, 2023 vested in full on April 15, 2026.

(6) The fiscal 2024 TSR RSUs are based on the achievement of performance objectives relating to the relative TSR of the Company's shares of common stock as compared to the TSR of the companies on the S&P 500 Index over the performance period measured from April 15, 2023 to April 5, 2026. There will be a straight-line interpolation of the payout percentages for TSR between each of the payout levels (for example between minimum and target performance), rounded up to the nearest whole share. For performance achievement at negative 32.99% relative TSR the rounded payout is one share. The initial payout based on TSR performance above will then be modified based on the percentile rank of Marvell's non-GAAP adjusted EPS growth from fiscal 2023 to fiscal 2025 relative to the members of a custom peer group (20 companies). Non-GAAP adjusted EPS will be based on the values disclosed in Marvell's (or peer company's) quarterly earnings press release. The starting point for measuring EPS growth will be the 4 quarters ended on or prior to Marvell's FYE 2023, and the ending point will be the 4 quarters ended on or prior to Marvell's FYE 2025. The grant fully vested on April 15, 2026 at a payout level of 196% of target.

(7) These RSUs granted on April 15, 2024 will vest in 5 remaining equal quarterly installments from April 15, 2026 through April 15, 2027.

(8) The fiscal 2025 TSR RSUs are based on the achievement of performance objectives relating to the relative TSR of the Company's shares of common stock as compared to the TSR of the companies on the S&P 500 Index over the performance period measured from April 15, 2024 to April 5, 2027. There will be a straight-line interpolation of the payout percentages for TSR between each payout levels (for example, between minimum and target performance), rounded up to the nearest whole share. For performance achievement at negative 32.99% relative TSR the rounded payout is one share. The initial payout based on TSR performance above will then be modified based on the percentile rank of Marvell's non-GAAP adjusted EPS growth from fiscal 2024 to fiscal 2026 relative to the members of a custom peer group (20 companies). Non-GAAP adjusted EPS will be based on the values disclosed in Marvell's (or peer company's) quarterly earnings press release. The starting point for measuring EPS growth will be the 4 quarters ended on or prior to Marvell's FYE 2024, and the ending point will be the 4 quarters ended on or prior to Marvell's FYE 2026. If the performance target is met, the shares earned will vest on April 15, 2027.

(9) These shares of the Special Performance-Based Equity Grant have met the first three hurdles and will vest evenly on April 15, 2026 and April 15, 2028.

(10) The Special Performance-Based Equity Grant has a five-year performance period starting on April 15, 2023. These shares have 1 tier of price targets remaining ($120) and a Total Stockholder Return Adjustment (described below). 25% of the outstanding shares will be eligible to vest upon the achievement of each price target tranche. Performance achievement of a price target tranche shall occur once the average closing trading price for the Company's common stock over a period of 60 trading days equals or exceeds the applicable price target for that tranche.

Tranche	Price Target	% of Outstanding
4	$120	100.0%

If performance achievement of a price target tranche has been achieved, the number of earned RSUs applicable to that price target tranche will be adjusted (higher, no adjustment, or lower) based on the Company's Total Stockholder Return as compared to the total stockholder return of the companies included in (as of the grant date) the S&P 500 Index as measured from the grant date to that tranche's applicable tranche achievement date as shown in the below table.

Performance Level	Versus the S&P 500 Index	Adjustment
Maximum	90th Percentile or higher	+20%
Target	25th Percentile to 89th Percentile	No Adjustment
Minimum	Less than 25th Percentile	-20%

Once the number of achieved RSUs of a tranche have been determined and certified, those achieved RSUs will generally vest in accordance with the following schedule:

- 50% of the achieved RSUs will vest on the later of (i) the 3-year anniversary of the grant date or (ii) the 15th day of the month after the performance achievement date, subject to the executive remaining employed at the Company on such date; and

- The remaining 50% of the RSUs achieved will vest on the 5-year anniversary of the grant date (i.e., the last day of the performance period), subject to the executive remaining employed at the Company on such date.

(11) These RSUs granted on April 15, 2025 will vest in 9 remaining equal quarterly installments from April 15, 2026 through April 15, 2028.

(12) The fiscal 2026 TSR RSUs are based on the achievement of performance objectives relating to the relative TSR of the Company's shares of common stock as compared to the TSR of the companies on the S&P 500 Index over the performance period measured from April 15, 2025 to April 5, 2028. There will be a straight-line interpolation of the payout percentages for TSR between each payout levels (for example between minimum and target performance), rounded up to the nearest whole share. For performance achievement at negative 32.99% relative TSR the rounded payout is one share. The initial payout based on TSR performance above will then be modified based on the percentile rank of Marvell's non-GAAP adjusted EPS growth from fiscal 2025 to fiscal 2027 relative to the members of a custom peer group (20 companies). Non-GAAP adjusted EPS will be based on the values disclosed in Marvell's (or peer company's) quarterly earnings press release. The starting point for measuring EPS growth will be the 4 quarters ended on or prior to Marvell's FYE 2025, and the ending point will be the 4 quarters ended on or prior to Marvell's FYE 2027. If the performance target is met, the shares earned will vest on April 15, 2028.

(13) These shares of the Special Performance-Based Equity Grant have met the first three hurdles and will vest evenly on May 15, 2026 and May 15, 2028.

(14) The Special Performance-Based Equity Grant has a five-year performance period starting on May 15, 2023. These shares have 1 tier of price targets remaining ($120) and a Total Stockholder Return Adjustment (described below). 25% of the outstanding shares will be eligible to vest upon the achievement of each price target tranche. Performance achievement of a price target tranche shall occur once the average closing trading price for the Company's common stock over a period of 60 trading days equals or exceeds the applicable price target for that tranche.

Tranche	Price Target	% of Outstanding
4	$120	100.0%

If performance achievement of a price target tranche has been achieved, the number of earned RSUs applicable to that price target tranche will be adjusted (higher, no adjustment, or lower) based on the Company's Total Stockholder Return as compared to the total stockholder return of the companies included in (as of the grant date) the S&P 500 Index as measured from the grant date to that tranche's applicable tranche achievement date as shown in the below table.

Performance Level	Versus the S&P 500 Index	Adjustment
Maximum	90th Percentile or higher	+20%
Target	25th Percentile to 89th Percentile	No Adjustment
Minimum	Less than 25th Percentile	-20%

Once the number of achieved RSUs of a tranche have been determined and certified, those achieved RSUs will generally vest in accordance with the following schedule:

- *50% of the achieved RSUs will vest on the later of (i) the 3-year anniversary of the grant date or (ii) the 15th day of the month after the performance achievement date, subject to the executive remaining employed at the Company on such date; and*
- *The remaining 50% of the RSUs achieved will vest on the 5-year anniversary of the grant date (i.e., the last day of the performance period), subject to the executive remaining employed at the Company on such date.*

(15) *These RSUs granted on June 15, 2025 will vest in 7 installments from June 15, 2026 to June 15, 2029.*

(16) *The fiscal 2026 TSR RSUs are based on the achievement of performance objectives relating to the relative TSR of the Company's shares of common stock as compared to the TSR of the companies on the S&P 500 Index over the performance period measured from April 15, 2025 to April 5, 2028. There will be a straight-line interpolation of the payout percentages for TSR between each payout levels (for example between minimum and target performance), rounded up to the nearest whole share. For performance achievement at negative 32.99% relative TSR the rounded payout is one share. The initial payout based on TSR performance above will then be modified based on the percentile rank of Marvell's non-GAAP adjusted EPS growth from fiscal 2025 to fiscal 2027 relative to the members of a custom peer group (20 companies). Non-GAAP adjusted EPS will be based on the values disclosed in Marvell's (or peer company's) quarterly earnings press release. The starting point for measuring EPS growth will be the 4 quarters ended on or prior to Marvell's FYE 2025, and the ending point will be the 4 quarters ended on or prior to Marvell's FYE 2027. If the performance target is met, the shares earned will vest on June 15, 2028.*

(17) *These RSUs granted on July 15, 2025 will vest in 4 installments every with 10% vesting on July 15, 2026, 20% vesting on July 15, 2027, 30% vesting on July 15, 2028 and 40% vesting on July 15, 2029.*

(18) *The fiscal 2026 TSR RSUs are based on the achievement of performance objectives relating to the relative TSR of the Company's shares of common stock as compared to the TSR of the companies on the S&P 500 Index over the performance period measured from April 15, 2025 to April 5, 2030. There will be a straight-line interpolation of the payout percentages for TSR between each payout levels (for example between minimum and target performance), rounded up to the nearest whole share. For performance achievement at negative 32.99% relative TSR the rounded payout is one share. The initial payout based on TSR performance above will then be modified based on the percentile rank of Marvell's non-GAAP adjusted EPS growth from fiscal 2025 to fiscal 2029 relative to the members of a custom peer group (20 companies). Non-GAAP adjusted EPS will be based on the values disclosed in Marvell's (or peer company's) quarterly earnings press release. The starting point for measuring EPS growth will be the 4 quarters ended on or prior to Marvell's FYE 2025, and the ending point will be the 4 quarters ended on or prior to Marvell's FYE 2029. If the performance target is met, the shares earned will vest on July 15, 2030.*

Stock Vested in Fiscal 2026

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(1)**
Matthew J. Murphy	103,404	7,672,171
Sandeep Bharathi	136,150	10,042,783
Willem Meintjes	122,373	9,344,353
Chris Koopmans	132,947	9,717,603
Mark Casper	84,045	6,240,725

(1) *Value realized on vesting equals the number of vested shares multiplied by the stock price of the Company's shares on the vesting date.*

Options Exercised in Fiscal 2026

No options were exercised in fiscal 2026.

Pension Benefits and Nonqualified Deferred Compensation

None of our named executive officers received any pension benefits during fiscal 2026.

The Company adopted the Marvell Technology, Inc. Deferred Compensation Plan ("Deferred Compensation Plan") in fiscal 2026 that allows executives to defer receipt of some of their compensation to a later date. Marvell does not currently make any contributions to the Deferred Compensation Plan. None of our named executive officers contributed to or received earnings from the Deferred Compensation Plan during fiscal 2026. A copy of the plan document can be found at Exhibit 10.18 to our Annual Report on Form 10-K as filed with the SEC on March 11, 2026. The terms of the plan are summarized below.

The Deferred Compensation Plan is an unfunded, nonqualified deferred compensation arrangement intended to comply with Section 409A and to qualify as an ERISA "top-hat" plan for a select group of highly compensated employees. The plan became effective on February 2, 2025. Participation is by election and limited to eligible employees at the AVP level and above. Participants may elect to defer specified types of compensation, which may include base salary, annual bonuses and other incentive compensation. The Company may, but is not required to, make matching or other contributions to plan participants. Participant deferrals are always fully vested. Company contributions, if made, will vest in accordance with any vesting conditions or other requirements approved by the ECC.

Our 1995 Stock Option Plan allows executive officers and directors to defer settlement of vested equity grants. In fiscal 2023, Mr. Murphy deferred settlement of a performance-based equity grant that would have otherwise vested and settled on April 15, 2025. See Section entitled "Measurement and Settlement in Fiscal 2026 of TSR RSUs Granted in April 2022" of this proxy statement for additional information about the grant that was deferred by Mr. Murphy. Information on the earnings and value of such deferred compensation is provided in the table below.

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive contributions in last FY ($)	Registrant contributions in last FY ($)	Aggregate earnings in last FY ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE ($)
Matthew Murphy, Chief Executive Officer[1]	7,713,378	—	3,703,347	—	11,416,725

_____

[1] On April 15, 2025, 144,662 TSR RSUs vested at 84% of target following certification of performance results. Mr. Murphy elected to defer settlement, and the vested shares were credited as deferred stock units valued at $53.32 per share on April 15, 2025 (closing stock price on such date), for an aggregate 'executive contribution' of $7,713,378 reported above. The aggregate balance at fiscal year-end of $11,416,725 attributable to these deferred stock units includes the fair value of the 144,662 deferred stock units at January 30, 2026 (determined using the closing stock price on the last business day of the fiscal year of $78.92). The grant-date fair value of the underlying TSR RSUs was reported in the Summary Compensation Table for fiscal 2023; therefore, the dollar amounts reported above attributable to this deferral are not included in the fiscal 2026 Summary Compensation Table.

Chief Executive Officer Pay Ratio

Pursuant to Item 402(u) of Regulation S-K, we are required to disclose the ratio of the annual total compensation of our principal executive officer to the annual total compensation of our median employee. During fiscal 2026, the principal executive officer of the Company was our Chairman and Chief Executive Officer, Matthew J. Murphy. For fiscal 2026, Mr. Murphy's annual total compensation, as disclosed in the Summary Compensation Table, was $25,064,348 and our median employee's annual total compensation was $158,857, resulting in a pay ratio of approximately 158 to 1.

In accordance with Item 402(u) of Regulation S-K we identified the median employee as of December 31, 2025 by (i) aggregating for each applicable employee (A) annual base salary for salaried employees (or hourly rate multiplied by the estimated annual work schedule, for hourly employees), (B) the target incentive compensation, and (C) the estimated grant date fair value for employee equity awards granted in the fiscal year and ranking this compensation measure for our employees from lowest to highest. Amounts paid in foreign currencies were converted into U.S. Dollars using the average annual exchange rate as of the determination date, and we annualized the compensation of permanent employees that worked for less than the full year. This calculation was performed for all employees of the Company as of December 31, 2025, excluding Mr. Murphy.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our internal records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Therefore, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

Employment Contracts, Severance Agreements and Change-in-Control Arrangements

During fiscal 2026, we had the following agreements with our named executive officers:

Matthew J. Murphy. As part of the offer letter that the Company entered into in connection with the appointment of Mr. Murphy as President and Chief Executive Officer in 2016, the Company entered into a Severance Agreement with Mr. Murphy that provides for certain severance benefits should he be terminated in the future. Following the Company's annual review of executive severance agreements, during fiscal 2024, the parties extended the agreement's duration until April 15, 2028. The terms of the amended Severance Agreement are summarized below.

If Mr. Murphy's employment is terminated by the Company for other than "Cause" or if he resigns for "Good Reason", provided he executes a release of claims, he will receive: (a) a lump sum separation payment equal to two times his then annual base salary, (b) 100% of his target cash incentive, (c) reimbursement for 12 months of medical insurance premiums, and (d) acceleration of certain equity grants as described below. For each equity award, (a) subject only to time-based vesting, the vesting will be accelerated as if he had remained employed through the date 18 months following the termination of employment date, (b) subject to performance-based vesting to the extent performance measurement has been completed and shares will vest thereafter solely based on time, the vesting will be accelerated as if he had remained employed through the date 18 months following the termination of employment date, (c) subject to performance-based vesting to the extent the performance measurement has not been completed, then the vesting of shares subject to each Equity Award will be accelerated by multiplying the number of shares at Target by the Pro Rata Acceleration Fraction (as defined below), and (d) subject to performance-based vesting to the extent one but not all of the performance measurement components have been completed, then the vesting of shares subject to each such Equity Award will be accelerated by (i) multiplying the number of shares at Target by the Pro Rata Acceleration Fraction (as defined below) the result of which is then multiplied by the completed performance measurement. The Pro Rata Acceleration Fraction means the fraction in which the numerator is the number of days elapsed starting on the date of grant of the Equity Award until termination of employment in accordance with the Severance Agreement divided by the total number of days in the performance measurement period (provided, however, in the event there are 2 performance measurement periods for a particular Equity Award, then the longest period is used for purposes of the Pro Rata Acceleration Fraction). The amended Severance Agreement shall terminate upon the later of (i) April 15, 2028, or (ii) if Mr. Murphy is terminated involuntarily by the Company without Cause prior to April 15, 2028, the date that all of the obligations of the parties hereto with respect to this agreement have been satisfied.

Mr. Murphy is also a Tier 1 participant in the Company's CIC Plan, which provides the following benefits upon an "Involuntary Termination" within the time period beginning on the date that the Company enters into a definitive agreement whose consummation would result in a Change in Control and ending on the date that is 24 months following the Change in Control, provided the Change in Control is actually consummated:

(i) lump sum payment equal to 24 months of annual base salary, (ii) 200% of annual target cash incentive for the fiscal year in which an involuntary termination occurs, (iii) annual target cash incentive for the fiscal year in which an involuntary termination occurs pro-rated for the number of full months employed during the fiscal year, acceleration of 100% of outstanding and unvested equity awards (with performance-based equity awards subject to adjustment as set forth in the CIC Plan), and (iv) reimbursement of 24 months of continued health coverage. If the provisions of the Company's CIC Plan are triggered in connection with termination of his employment and he receives the severance benefits provided therein, he will not be eligible for the severance payments under the severance agreement.

For purposes of the Company's CIC Plan, an "Involuntary Termination" means a termination by a participant for "Good Reason" (as defined in the CIC Plan), or a termination of the participant's employment by the Company for reason other than "Cause", death or "Disability" (each, as defined in the CIC Plan).

Sandeep Bharathi, Willem Meintjes, Chris Koopmans, and Mark Casper. Messrs. Bharathi, Meintjes, Koopmans, and Casper are Tier 2 participants in the Company's CIC Plan, which provides the following benefits upon an "Involuntary Termination" within the time period beginning on the date that the Company enters into a definitive agreement whose consummation would result in a Change in Control and ending on the date that is 24 months following the Change in Control, provided the Change in Control is actually consummated: (i) lump sum payment equal to 18 months of annual base salary, (ii) 150% of annual target cash incentive for the fiscal year in which an involuntary termination occurs, (iii) annual target cash incentive for the fiscal year in which an involuntary termination occurs pro-rated for the number of full months employed during the fiscal year, (iv) acceleration of 100% of outstanding and unvested equity awards (with performance-based equity awards subject to adjustment as set forth in the CIC Plan), and reimbursement of 18 months of continued health coverage.

Indemnification Arrangements

We have entered into a standard form of indemnification agreement with each of our named executive officers and directors. A copy of our form of indemnification agreement can be found at Exhibit 10.1 to our Annual Report on Form 10-K as filed with the SEC on March 11, 2026.

Potential Payments on Termination or Change in Control

The following table shows the potential payments upon termination of employment or a change in control for the named executive officers. The terms of the CIC Plan applicable to each executive and the terms of any severance agreements, if any, are set forth above in the section entitled "Employment Contracts, Severance Agreements and Change-in-Control Arrangements." The table assumes that (i) the triggering event took place on January 30, 2026, the last business day of fiscal 2026; (ii) the value of RSU acceleration is computed by multiplying the market price of our common stock on the last trading day of fiscal 2026, which was January 30, 2026 ($78.92), by the number of unvested restricted stock units that are subject to acceleration; and (iii) the pro-rata cash incentive was earned at target for each individual. Amounts actually received if any of our named executive officers cease to be employed will vary based on factors such as the timing during the year of any such event, the Company's stock price, the named executive officer's age, performance under the terms of applicable performance-based awards, and any changes to our benefit arrangements and policies.

Named Executive Officer	Involuntary Termination Other than for "Cause" or Voluntary Termination for "Good Reason" with No Change in Control ($)[1]	Involuntary Termination In connection with Change in Control or Voluntary Termination for "Good Reason" following Change in Control ($)
Matthew J. Murphy		
Cash Severance	2,500,000	2,500,000
Cash Incentive	2,500,000	5,000,000
Pro-Rata Cash Incentive	—	2,500,000
Intrinsic Value of Equity Acceleration	81,395,720	115,375,389[2]
Health and Welfare Benefits	26,837	53,674
Total	**86,422,557**	**125,429,063**
Sandeep Bharathi	—	
Cash Severance	—	1,155,000
Cash Incentive	—	1,386,000
Pro-Rata Cash Incentive	—	924,000
Intrinsic Value of Equity Acceleration	—	29,571,870[2]
Health and Welfare Benefits	—	5,143
Total	**—**	**33,042,013**
Willem Meintjes		
Cash Severance	—	1,050,000
Cash Incentive	—	1,155,000
Pro-Rata Cash Incentive	—	770,000
Intrinsic Value of Equity Acceleration	—	14,432,107[2]
Health and Welfare Benefits	—	58,014
Total	**—**	**17,465,121**
Chris Koopmans	—	
Cash Severance	—	1,155,000

Named Executive Officer	Involuntary Termination Other than for "Cause" or Voluntary Termination for "Good Reason" with No Change in Control ($)[1]	Involuntary Termination In connection with Change in Control or Voluntary Termination for "Good Reason" following Change in Control ($)
Cash Incentive	—	1,386,000
Pro-Rata Cash Incentive	—	924,000
Intrinsic Value of Equity Acceleration	—	36,979,659[2]
Health and Welfare Benefits	—	68,999
Total	**—**	**40,513,658**
Mark Casper	—	
Cash Severance	—	825,000
Cash Incentive	—	742,500
Pro-Rata Cash Incentive	—	495,000
Intrinsic Value of Equity Acceleration	—	8,228,715[2]
Health and Welfare Benefits	—	68,999
Total	**—**	**10,360,214**

[1] If the termination is in connection with a Change in Control, the terms of the CIC Plan apply, and no payments are due under any of the severance agreements described above.

[2] The following assumptions were made in connection with the stock payouts: The performance grants were calculated at the tracking % as of January 30, 2026: fiscal 2024 TSR granted on April 15, 2023 at 175%, fiscal 2025 TSR at 98%, the fiscal 2026 TSR granted on April 5, 2025, May 15, 2025 and June 15, 2025 at 24% and fiscal 2026 TSR granted on July 15, 2025 at 120%.

Life Insurance and Equity Acceleration

Each executive's estate or designated beneficiary would be eligible to receive a life insurance payment upon death. This life insurance benefit is provided to all salaried employees at the rate of two-and-a-half times annual base salary (rounded to the higher multiple of $1,000) or $1,000,000, whichever is less.

In addition, pursuant to the Equity Award Death Acceleration Policy (adopted in February 2018 and amended in fiscal 2026 to remove disability benefits) applicable to all persons who hold equity under the 1995 Stock Option Plan, upon the death of the holder of an equity award, the vesting of the equity award will be accelerated as follows:

- for any equity award subject only to time-based vesting, 100% of the shares subject to the equity award;

- for any equity award subject to performance-based vesting where the performance period has been completed, 100% of the shares subject to the portion of the equity award that has become eligible to vest based on actual performance for the performance period; and

- for any equity award subject to performance-based vesting where the performance period has not been completed, 100% of the shares subject to the portion of the equity award that would become eligible to vest based on performance at 100% of target levels for the performance period.

Named Executive Officer	Potential Value ($)[1]
Matthew J. Murphy	129,913,211
Sandeep Bharathi	50,607,213
Willem Meintjes	17,931,966
Chris Koopmans	51,574,062
Mark Casper	9,098,134

[1] Excludes life insurance payment which is provided to all salaried employees.

Pay Versus Performance Disclosure

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of our Company, illustrating pay versus performance, or PVP.

| Fiscal Year | Summary Compensation Table Total for PEO | Compensation Actually Paid to PEO | Average Summary Compensation Table Total for non-PEO NEOs | Average Compensation Actually Paid to non-PEO NEOs | Value of Initial Fixed $100 Investment Based On: | | Net Income ($M) | Marvell TSR Relative to S&P 500 TSR |
| | | | | | Total Shareholder Return | Peer Group Total Shareholder Return | | |
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2026	$25,064,348	$ (69,708,823)	$24,917,329	$ 9,349,361	$156.47	$293.24	$2,670.1	-46.2%
2025	$32,160,142	$144,383,348	$ 8,635,432	$35,103,944	$ 480.7	$ 299.0	$ (885.0)	44.1
2024	$45,163,040	$119,693,800	$ 8,524,389	$22,930,328	$ 286.8	$ 256.1	$ (933.4)	29.5%
2023	$22,442,578	$ (7,825,315)	$10,060,637	$ 1,326,725	$ 187.0	$ 171.7	$ (163.5)	-26.3%
2022	$15,510,223	$ 57,345,982	$ 5,938,147	$16,708,351	$ 278.9	$ 189.8	$ (421.0)	8.4%

In the above table, Mr. Murphy is the PEO for fiscal years 2022-2026. The non-PEO named executive officers reflect the following individuals in each year:

2026: Willem Meintjes, Chris Koopmans, Sandeep Bharathi, and Mark Casper.

2025: Raghib Hussain, Willem Meintjes, Chris Koopmans, and Mark Casper.

2024: Raghib Hussain, Willem Meintjes, Chris Koopmans, Sandeep Bharathi, and Mark Casper.

2023: Raghib Hussain, Willem Meintjes and Jean Hu (each serving as CFO for part of the fiscal year), Chris Koopmans and Dan Christman.

2022: Raghib Hussain, Jean Hu, Mitchell Gaynor, and Dan Christman.

Prior FYE Current FYE Fiscal Year	PEO: Matthew Murphy 02/01/2025 01/31/2026 2026
SCT Total	$ 25,064,348
− Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	$(20,200,068)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$ 32,946,365
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$(88,485,295)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$ 2,032,215
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$(21,066,387)
− Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$ 0
Compensation Actually Paid	$(69,708,823)

Prior FYE Current FYE Fiscal Year	NEO 02/01/2025 01/31/2026 2026
SCT Total	$ 24,917,329
− Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	$(23,066,897)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$ 28,653,838
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$(12,445,041)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$ 990,600
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$ (9,700,468)
− Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$ 0
Compensation Actually Paid	$ 9,349,361

Given a significant amount of the values for Compensation Actually Paid to our PEO and the other NEOs are based on our stock price as of a particular date in time, and specifically under the SEC rules, required to be the last day of the listed fiscal year, it is important to note that the values could have been dramatically different if other dates were chosen. Accordingly, the values in the columns for Compensation Actually Paid to our PEO and the other NEOs could have been significantly less if other dates were chosen or if our stock price happened to be lower on the last day of the listed fiscal year.

The following table lists the financial performance measures that we believe represent the most important financial performance measures we used to link compensation actually paid to our named executive officers to our performance:

Most Important Performance Measures
Relative Total Shareholder Return (TSR)
Revenue
Earnings per Share (EPS)
Non-GAAP Gross Margin
Non-GAAP Operating Income Margin

The charts below show the relationship between the PEO and other NEOs' compensation actually paid ("CAP") to TSR, Net Income, Marvell TSR Relative to S&P 500 TSR (company selected measure in column (i) above.





Marvell Technology, Inc. CAP vs Net Income



Marvell Technology, Inc. CAP vs TSR Relative to S&P 500 TSR

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Audit Committee is responsible for the review, approval, or ratification of "related-person transactions" between us or our subsidiaries and related persons. The Audit Committee will consider relevant facts and circumstances in determining whether or not to approve or ratify such a transaction and will approve or ratify only those transactions that are, in its judgment, appropriate or desirable under the circumstances. Under SEC rules and our written policy, a "related person" is a director, officer, nominee for director, or 5% stockholder at any time since the beginning of the last fiscal year and their immediate family members. We have adopted written policies and procedures that apply to any transaction or series of related transactions in which the Company or a subsidiary is a participant and a related person has a direct or indirect interest. Pursuant to our policy, the following transactions are subject to standing pre-approval under the policy:

- *Compensation*. Any compensation (or benefit under an employee benefit plan) paid by the Company to an employee except where one employee is approving the compensation of another employee who is an immediate family member.

- *Director compensation*. Any compensation paid to a director if the compensation has been approved by the Board or a Committee of the Board.

- *Certain transactions with other companies*. Any transaction with another company at which a related person's only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company's shares, or any combination of the foregoing, if the aggregate amount involved does not exceed the greater of $200,000 or 5% of that company's total annual revenues. In such transactions, the related person's interest is deemed not to be a direct or indirect material interest.

- *Certain Company charitable contributions*. Any charitable contribution, grant or endowment by the Company or, if applicable, the Company's charitable foundation, charitable trust or similar affiliated charitable entity as may exist from time to time to a charitable organization, foundation or university at which a related person's only relationship is as an employee (other than an executive officer), if the aggregate amount involved does not exceed the lesser of $200,000 or 5% of the charitable organization's total annual receipts.

- *Transactions where all stockholders receive proportional benefits*. Any transaction where the related person's interest arises solely from the ownership of a class of our equity securities and all holders of that class of our equity securities received the same benefit on a pro rata basis (e.g., dividends).

- *Transactions involving another public company with a common institutional stockholder*. Any transaction with (i) another publicly traded company where the related person's interest arises solely from beneficial ownership of more than 5% of the Company's common stock and ownership of a non-controlling interest in the other publicly traded company or (ii) a private company where the related person is an "institutional investor" as defined in FINRA Rule 2210(a)(4) and the related person's interest arises solely from beneficial ownership of more than 5% of the Company's common stock and ownership of a non-controlling interest in the other company.

ADDITIONAL INFORMATION

Future Stockholder Proposals and Nominations for the 2027 Annual Meeting

Under Rule 14a-8 of the Exchange Act, for a stockholder proposal to be considered for inclusion in the proxy statement for the 2027 Annual Meeting, we must receive the written proposal at the mailing address of our business offices set forth below no later than the close of business (6:00 p.m. Pacific Time) on January 13, 2027 (which is 120 calendar days before the anniversary of the date we first released the proxy statement for the 2026 Annual Meeting, which was May 13, 2026). Such proposals must comply with Rule 14a-8 and other applicable SEC rules regarding inclusion of stockholder proposals in company-sponsored proxy materials.

If you wish to bring other business before the 2027 Annual Meeting (including director nominations) outside Rule 14a-8, you must follow the advance notice procedures in our Bylaws. In accordance with our Bylaws, such nominations and other business may be brought before the meeting only if made pursuant to timely written notice to our Secretary and accompanied by the information required by the Bylaws. To be timely for the 2027 Annual Meeting, a stockholder's notice must be received not less than 90 days nor more than 120 days prior to the one-year anniversary of the date of our 2026 Annual Meeting. Accordingly, notice must be received no earlier than February 25, 2027 and no later than the close of business (6:00 p.m. Pacific Time) on March 27, 2027. The notice must include, among other things, information regarding the proposing stockholder, any proposed business, and, for any director nomination, information regarding each proposed nominee, as specified in the Bylaws. In addition to satisfying the advance notice deadlines in the Bylaws, any stockholder who intends to solicit proxies in support of director nominees other than the Company's nominees must provide the notice required under Rule 14a-19 to our Secretary no later than April 26, 2027 (60 calendar days before the anniversary of the date of our 2026 Annual Meeting).

Our Bylaws also contain a proxy access right. A stockholder, or a group of up to 20 stockholders, that has owned at least three percent of our outstanding shares continuously for at least three years may nominate and include in our proxy materials director nominees constituting up to 20% of the number of directors then in office (rounded down) or two nominees, whichever is greater, provided that the stockholder(s) and nominee(s) satisfy the requirements in the Bylaws. To use proxy access for the 2027 Annual Meeting, we must receive proper written notice no earlier than the close of business on January 13, 2027 and no later than the close of business on February 12, 2027 (which are, respectively, 120 and 90 calendar days before the anniversary of the date we first released the proxy statement for the 2026 Annual Meeting, May 13, 2026). In each case, the notice must include the information specified in the Bylaws, including information concerning each nominee and information about the stockholder's ownership of, and agreements relating to, our shares.

If, however, the date of the 2027 Annual Meeting is more than 30 days before or more than 30 days after the anniversary of the date of the 2026 Annual Meeting, then the deadlines under the advance notice and proxy access provisions of our Bylaws will instead be (i) no more than 120 days prior to such meeting and (ii) no less than the later of 90 days prior to such meeting or 10 days following the public announcement of the date of such meeting.

We will not entertain any proposals or nominations at the 2027 Annual Meeting that do not meet the requirements set forth in Rule 14a-8 or our Bylaws, as applicable. We encourage stockholders to seek advice from knowledgeable counsel before submitting a proposal or a nomination. All stockholder proposals or nominations pursuant to this section may be sent to our Chief Legal Officer and Secretary, Marvell Semiconductor, Inc., 5488 Marvell Lane, Santa Clara, California 95054.

Householding — Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, including the Notice of Internet Availability of Proxy Materials (the "Notice"), unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees and also helps protect the environment.

We expect that a number of brokers with account holders who are our stockholders will be "householding" our annual report and proxy materials, including the Notice. A single Notice and, if applicable, a single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge Financial Solutions, either by calling 866-540-7095, or by writing to Broadridge Financial Solutions, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Upon written or oral request, we will promptly deliver a separate copy of the Notice and, if applicable, annual report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice and, if applicable, annual report and other proxy materials, you may write or call our Investor Relations department at 5488 Marvell Lane, Santa Clara, California, 95054, telephone number 408-222-0777.

Any stockholders who share the same address and currently receive multiple copies of our Notice or annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding.

OTHER MATTERS

At the time of preparation of this proxy statement, we are not aware of any other matters to be brought before the Annual Meeting. However, if any other matters are properly presented for action, in the absence of instructions to the contrary, it is the intention of the persons named in the enclosed form of proxy to vote, or refrain from voting, in accordance with their respective best judgment on such matters.

QUESTIONS AND ANSWERS ABOUT OUR ANNUAL MEETING

Q: Why am I receiving these proxy materials?

A: We have made these materials available to you on the Internet or, upon your request, have delivered printed versions of these materials to you by mail, in connection with our solicitation of proxies for use at the Annual Meeting to be held at 9:00 a.m. Pacific Time on Thursday, June 25, 2026. These materials were first sent or given to stockholders on or about May 13, 2026. You are invited to attend the Annual Meeting virtually and are asked to vote on the proposals described in this proxy statement.

Q: What is included in these proxy materials?

A: These proxy materials include:

- The notice of the Annual Meeting,
- Our proxy statement for the Annual Meeting, and
- Our Annual Report for the fiscal year ended January 31, 2026.

If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instruction form for the Annual Meeting.

Q: What proposals will be considered at the meeting?

A: The specific proposals to be considered and acted upon at the Annual Meeting are summarized in the accompanying notice of Annual Meeting and include:

1. The election of eight (8) directors who will hold office until the earlier of the 2027 Annual Meeting or their resignation or removal;
2. An advisory (non-binding) vote to approve the compensation of our named executive officers;
3. To ratify the selection of Deloitte as the Company's independent registered public accounting firm for its fiscal year ending January 30, 2027; and
4. To consider and act on one stockholder proposal, entitled "Independent Board Chairman," if properly presented at the Annual Meeting.

If any other matters properly come before the meeting or any adjournment or postponement thereof, the persons named in the proxy card will vote in their discretion the shares represented by all properly executed proxies.

Q: How does our Board recommend that I vote on the proposals?

A: At the Annual Meeting, our Board recommends our stockholders vote:

1. **FOR** the election of the eight (8) director nominees listed in Proposal No. 1 (see Proposal No. 1);
2. **FOR** the approval, on an advisory and non-binding basis, of named executive officer compensation (see Proposal No. 2);
3. **FOR** the ratification of the selection of Deloitte as the Company's independent registered public accounting firm for its fiscal year ending January 30, 2027. (see Proposal No. 3); and
4. **AGAINST** the stockholder proposal, entitled "Independent Board Chairman" (see Proposal No. 4).

Q: Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a paper copy of the proxy materials?

A: The U.S. Securities and Exchange Commission ("SEC") has adopted rules to allow companies to post proxy materials on the Internet and provide only a Notice of Internet Availability of Proxy Materials to stockholders. We have elected to provide access to our proxy materials primarily over the Internet. Accordingly, we are sending a Notice to most of our stockholders of record and beneficial owners. All stockholders receiving the Notice will have the ability to access the proxy materials over the Internet and request a paper copy of the proxy materials by mail. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice. In addition, the Notice contains instructions on how you may request access to proxy materials in printed form by mail or electronically on an ongoing basis. The Notice also instructs you how to submit your proxy electronically over the Internet or by mail.

Q: How can I get electronic access to the proxy materials?

A: The Notice will provide you with instructions regarding how to:

- View the proxy materials for the Annual Meeting on the Internet, and
- Instruct us to send future proxy materials to you by e-mail.

Our proxy materials are also available on the investor relations page of our website at www.marvell.com. None of the materials on our website other than the proxy materials are part of this proxy statement or incorporated by reference herein.

Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our Annual Meetings on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail message next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Q: Who can vote?

A: The Record Date for the Annual Meeting has been set as the close of business, 6:00 p.m. Pacific Time, on April 30, 2026. Only stockholders of record as of such date will be entitled to notice of and to vote at the meeting. On the Record Date, there were 897,331,173 Voting Shares issued and outstanding. Each Voting Share is entitled to one vote on each of the proposals to be voted on at the Annual Meeting, except that the Voting Shares with respect to the Series A Preferred Stock do not vote for the election and removal of directors. Voting Shares held as of the Record Date include shares that are held directly in your name as the stockholder of record and those shares held for you as a beneficial owner through a broker, bank, or other nominee.

Q: What should I do now to vote?

A: You may vote your shares either by voting online at the meeting or by submitting a completed proxy via the Internet, telephone or by mail before the meeting. After carefully reading and considering the information contained in this proxy statement, please follow the instructions as summarized below, depending on whether you hold shares directly in your name as stockholder of record or you are the beneficial owner of shares held through a broker, bank or other nominee. Most of our stockholders hold their shares through a broker, bank, or other nominee rather than directly in their own name. As summarized below, there are some distinctions between the procedures for voting shares held of record and those owned beneficially.

Q: If my shares are held in "street name" by my broker, bank, or other nominee, how do I vote my shares?

A: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of the shares held in "street name," and the Notice will, subject to the terms made between you and the stockholder of record, be forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the stockholder of record. If the shares you own are held in "street name" by a bank or brokerage firm, your bank or brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. To vote your shares, you will need to follow the directions your bank or brokerage firm provides you. Many banks and brokerage firms also offer the option of submitting voting instructions over the Internet or by telephone, instructions for which would be provided by your bank or brokerage firm on a voting instruction form.

If your shares are held in "street name" and your voting instruction form or Notice of Internet Availability indicates that you may vote those shares through the http://www.proxyvote.com website, then you may access, participate in, and vote at the Annual Meeting with the unique access code indicated on that voting instruction form or Notice of Internet Availability. Otherwise, you should contact your bank, broker, or other nominee (preferably at least 5 days before the annual meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Annual Meeting.

Q: If I am a stockholder of record, how do I vote my shares?

A: If your shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC (our "Transfer Agent"), you are considered the stockholder of record with respect to those shares and the Notice was sent directly to you.

There are four ways to vote:

During the Annual Meeting

- *Virtually*. You may attend the Annual Meeting and vote using the virtual meeting platform.

In advance of the Annual Meeting

- *By Telephone*. You may submit your proxy by calling the toll-free number provided in the proxy card (which must be submitted by the deadline in the proxy card).
- *Via the Internet*. You may submit your proxy via the Internet by following the instructions provided in the Notice (which must be submitted by the deadline in the Notice).
- *By Mail*. If you request printed copies of the proxy materials by mail, you may submit your proxy by filling out the proxy card and sending it back in the envelope provided (which must be received before votes are cast at the Annual Meeting).

Please be aware that if you issue a proxy or give voting instructions over the Internet or by telephone, you may incur costs such as Internet access and telephone charges for which you will be responsible.

Q: What happens if I do not cast a vote?

A: Many of our stockholders hold their shares through a broker, bank, or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Beneficial owners — If you hold your shares in "street name," it is critical that you instruct your broker, bank or other nominee to cast your vote if you want it to count on all matters. The term "broker non-vote" refers to shares held by a broker or other nominee (for the benefit of its client) that are represented at the meeting, but with respect to which such broker, bank or nominee is not instructed to vote on a particular proposal and does not have discretionary authority to vote on that proposal. Brokers, banks, and nominees do not have discretionary voting authority on non-routine matters and accordingly may not vote on such matters absent instructions from you as the beneficial holder. Thus, if you hold your shares in "street name" and you do not instruct your broker, bank or other nominee on how to vote, brokers, banks, or other nominees are not permitted to vote on certain proposals and may elect not to vote on any of the proposals.

As a result, it is important to us that you affirmatively vote on all matters to ensure your shares are counted.

Stockholders of record — If you are a stockholder of record and you do not cast your vote or submit a proxy, no votes will be cast on your behalf on any of the items of business at the Annual Meeting. However, if you sign and return the proxy card with no further instructions, the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this proxy statement and, as the proxy holders, may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting. A stockholder may also abstain from voting on any proposal. An "abstention" occurs when a stockholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter. Pursuant to our Bylaws, abstentions have the same effect as an "against" vote with respect to the approval of the named executive officer compensation program, the appointment of our independent registered accounting firm, and the stockholder proposal (Proposals No. 2, 3, and 4), and no effect on the outcome of director elections (Proposal No. 1).

Q: How are votes counted?
A: Each share held by a stockholder as of the Record Date is entitled to one vote. There is no cumulative voting in the election of directors.

All votes will be tabulated by the inspector of elections appointed for the meeting, who will count the votes, determine the existence of a quorum and the validity of proxies and ballots, and certify the results of the voting.

Q: How can I change or revoke my proxy after I have submitted it?
A: You may change or revoke your proxy at any time before it is voted at the Annual Meeting by (1) Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the Annual Meeting will be counted), (2) signing and returning a new proxy card with a later date, or (3) attending and voting at the virtual Annual Meeting. If you are a beneficial owner and submitted voting instructions to your broker, bank, or other nominee, please refer to the instructions provided by your broker, bank, or other nominee on how to change your vote.

Q: What if other matters come up at the meeting?
A: The matters described in this proxy statement are the only matters that we know of that will be voted on at the meeting. If any other matters properly come before the Annual Meeting or any adjournment or postponement thereof, the persons named in the proxy card will vote the shares represented by all properly executed proxies in their discretion.

Q: Can I attend the Annual Meeting?
A: The Annual Meeting will be held virtually via live audio-only webcast and you will not be able to attend in person. We have structured the Annual Meeting to provide substantially the same rights that stockholders would have at an in-person meeting. You will be able to vote your Marvell stock electronically via the Internet, submit questions online during the meeting and request the list of registered stockholders as of the Record Date by logging in to the website specified below using the unique control number included on your proxy card. If you were a stockholder at the close of business on the Record Date or you hold a valid legal proxy for the Annual Meeting, you may attend the Annual Meeting virtually.

Q: How can I submit question at or prior to the Annual Meeting?
A: If you wish to submit a question during the Annual Meeting, you may log into www.virtualshareholdermeeting.com/MRVL2026 and enter your unique control number provided in your Notice, on your proxy card, or on the instructions that accompanied your proxy materials and enter a question. We will answer questions and address comments relevant to meeting matters that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints. We will summarize multiple questions submitted on the same topic. We will try to respond to all appropriate questions during the meeting, as time permits.

If there are matters of individual concern to a stockholder and not of general concern to all stockholders, or if a question posed was not otherwise answered, we provide an opportunity for stockholders to contact us separately after the Annual Meeting through the "Investor Relations" section of the Company's website at https://investor.marvell.com.

Q: What if I have technical difficulties or trouble accessing the virtual Annual Meeting?
A: If you encounter any difficulties accessing the Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting log-in page. Technical support will be available starting at 8:30 a.m. Pacific Time and until the meeting has finished.

Q: What quorum is required for action at the meeting?
A: The presence of a majority of the voting power of the stock outstanding and entitled to vote at the meeting, present or represented by proxy, shall constitute a quorum for the transaction of business. Abstentions and broker non-votes are counted for the purpose of determining the presence or absence of a quorum for the transaction of business. In the event there are not sufficient shares present for a quorum at the time of the Annual Meeting, the meeting will stand adjourned as may be determined by our Board in accordance with the Bylaws to permit the further solicitation of proxies.

Q: What vote is required to approve each proposal?
A: *Proposal No. 1*: The nominees for director receiving the affirmative vote of at least a majority of the votes cast at the Annual Meeting will be elected as directors to serve until the next Annual Meeting. Abstentions and broker non-votes will be entirely excluded from the vote and will have no effect on the outcome of this proposal.

Proposal No. 2: Our stockholders will have an advisory (non-binding) vote on named executive officer compensation as described in this proxy statement, which requires the affirmative vote of at least a majority of the voting power of the stock present or represented by proxy and entitled to vote on the subject matter at the Annual Meeting to be approved. Abstentions will have the same effect as votes "against" the proposal, and broker non-votes will be entirely excluded from the vote and will have no effect on the outcome of this proposal. The vote is advisory and therefore not binding on our Board; however, our Board and the ECC will consider the result of the vote when making future decisions regarding our executive compensation policies and practices.

Proposal No. 3: Ratification of the appointment of Deloitte as our independent registered public accounting firm for our fiscal year ending January 30, 2027 requires the affirmative vote of at least a majority of the voting power of the stock present or represented by proxy and entitled to vote on the subject matter at the Annual Meeting to be approved. Abstentions will have the same effect as votes "against" the proposal, and because brokers will have discretionary authority to vote for the ratification of the appointment of the Company's independent registered public accounting firm in the event that they do not receive voting instructions from the beneficial owner of the shares, there will not be any broker non-votes with respect to this proposal.

Proposal No. 4: Stockholder proposal entitled "Independent Board Chairman" requires the affirmative vote of at least a majority of the voting power of the stock present or represented by proxy and entitled to vote on the subject matter at the Annual Meeting to be approved. Abstentions will have the same effect as votes "against" the proposal, and broker non-votes will be entirely excluded from the vote and will have no effect on the outcome of this proposal.

Q: What does it mean if I receive more than one Notice or e-mail about the Internet availability of the proxy materials or more than one paper copy of the proxy materials?

A: If you receive more than one Notice, more than one e-mail or more than one paper copy of the proxy materials, it means that you have multiple accounts with your brokers or the Transfer Agent. ***Please vote all of these shares.*** For all of your shares to be voted by proxy, you must complete, sign, date and return each proxy card and voting instruction card that you receive and do so for all shares represented by each Notice and e-mail that you receive (unless you have requested and received a proxy card or voting instruction card for the shares represented by one or more of those notices or e-mails). We encourage you to have all your shares registered in the same name and address. You may do this by contacting your broker or the Transfer Agent.

Q: What is the contact information for our Transfer Agent?

A: Contact information is as follows:

Equiniti Shareholder Services Call Center
Toll Free: 800.937.5449
Local & International: 718-921-8124
Hours: 8:00 a.m. – 8:00 p.m. ET Monday to Friday

Equiniti Trust Company, LLC
28 Liberty Street, Floor 53
New York, NY 10005
E-mail: HelpAST@Equiniti.com

Q: Who is making and paying for this proxy solicitation?

A: This proxy is solicited on behalf of our Board. We will pay the cost of distributing this proxy statement and related materials as well as the cost of soliciting proxies. We will also reimburse brokers, banks, and other nominees for their reasonable out-of-pocket expenses for forwarding proxy materials to beneficial owners of shares or other persons for whom they hold shares. We have retained Okapi Partners LLC to assist us in the solicitation of proxies and we have agreed to pay them a fee of approximately $20,000, plus reasonable expenses, for these services. In addition, to the extent necessary to ensure sufficient representation at the meeting, we may solicit the return of proxies by personal interview, mail, telephone, facsimile, Internet, or other means of electronic transmission. The extent to which this will be necessary depends upon how promptly proxies are returned. We urge you to send in your proxy without delay.

Q: How can I find out the results of the voting at the Annual Meeting?

A: We plan to announce preliminary voting results at the meeting. Final voting results will be published in a Current Report on Form 8-K filed with the SEC within four business days of the meeting. If the final voting results are not available within four business days after the meeting, we will provide the preliminary results in the Form 8-K and the final results in an amendment to the Form 8-K within four business days after the final voting results are known to us.

Q: Who should I call if I have questions about the Annual Meeting?

A: You should contact the following:

Ashish Saran
Sr. Vice President, Investor Relations
5488 Marvell Lane
Santa Clara, CA 95054
Phone: (408) 222-0777

ANNUAL REPORT ON FORM 10-K

YOU MAY OBTAIN, WITHOUT CHARGE, A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2026, BY SENDING A WRITTEN REQUEST TO THE FOLLOWING ADDRESS: MARVELL SEMICONDUCTOR, INC., 5488 MARVELL LANE, SANTA CLARA, CALIFORNIA, 95054, ATTN: INVESTOR RELATIONS DEPARTMENT. THE ANNUAL REPORT ON FORM 10-K IS ALSO AVAILABLE AT *WWW.MARVELL.COM*.

BY ORDER OF THE BOARD OF DIRECTORS,

MATTHEW J. MURPHY
Chairman and CEO

May 13, 2026

(This page has been left blank intentionally.)

APPENDIX

Marvell Technology, Inc.
Reconciliations from GAAP to Non-GAAP (Unaudited)
(In millions, except per share amounts)

	Years Ended	
	January 28, 2023	January 31, 2026
GAAP diluted net income per share	$(0.19)	$ 3.07
Special items:		
Stock-based compensation	0.64	0.68
Amortization of acquired intangible assets	1.27	1.08
Restructuring related charges	0.03	0.02
Legal settlement	0.12	—
Gain on sale of business	—	(2.10)
Other	0.10	(0.03)
Other income tax effects and adjustments	0.15	0.12
Non-GAAP diluted net income per share	$ 2.12	$ 2.84

	Year Ended January 31, 2026
GAAP Operating income (loss)	$1,322.90
(1) Cost of goods sold	
Stock-based compensation	49.20
Amortization of acquired intangible assets	639.00
Restructuring related charges	0.50
Other costs of goods sold	2.40
(2) Research and development	
Stock-based compensation	409.00
Other	0.60
(3) Selling, general and administrative	
Stock-based compensation	132.60
Amortization of acquired intangible assets	303.00
Other	16.30
(4) Restructuring related charges (gains), net in operating expenses	15.50
Non-GAAP Operating income	$2,891.00

Marvell believes that the presentation of non-GAAP financial measures provides important supplemental information to management and investors regarding financial and business trends relating to Marvell's financial condition and results of operations. While Marvell uses non-GAAP financial measures as a tool to enhance its understanding of certain aspects of its financial performance, Marvell does not consider these measures to be a substitute for, or superior to, financial measures calculated in accordance with GAAP. Consistent with this approach, Marvell believes that disclosing non-GAAP financial measures to the readers of its financial statements provides such readers with useful supplemental data that, while not a substitute for GAAP financial measures, allows for greater transparency in the review of its financial and operational performance.

Non-GAAP financial measures have limitations in that they do not reflect all of the costs associated with the operations of Marvell's business as determined in accordance with GAAP. As a result, you should not consider these measures in isolation or as a substitute for analysis of Marvell's results as reported under GAAP. The exclusion of the above items from our GAAP financial metrics does not necessarily mean that these costs are unusual or infrequent.

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2026

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-40357



MARVELL TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	**85-3971597**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1000 N. West Street, Suite 1200
Wilmington, Delaware 19801
(Address of principal executive offices)

(302) 295 - 4840
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.002 par value per share	MRVL	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $64,119,895,583 based upon the closing price of $74.45 per share on the Nasdaq Global Select Market on August 1, 2025 (the last business day of the registrant's most recently completed second quarter).

As of March 4, 2026, there were 874.3 million shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Part III of this Form 10-K are incorporated by reference from the registrant's definitive proxy statement for its 2026 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K. Except with respect to information specifically incorporated by reference in this Form 10-K, the proxy statement is not deemed to be filed as part of this Form 10-K.

TABLE OF CONTENTS

(This page has been left blank intentionally.)

MARVELL TECHNOLOGY, INC.
Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are subject to the "safe harbor" created by those sections. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. Words such as "anticipates," "expects," "intends," "plans," "projects," "believes," "seeks," "estimates," "forecasts," "targets," "may," "can," "will," "would" and similar expressions identify such forward-looking statements.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that could cause actual results to differ materially from those predicted include, but are not limited to:

- risks related to our ability to design, develop and introduce new and enhanced products, in particular in the Data Center and Communications markets, in a timely and effective manner, as well as our ability to anticipate and adapt to changes in technology;

- risks related to our dependence on a few customers for a significant portion of our revenue, particularly as our major customers comprise an increasing percentage of our revenue, as well as risks related to a significant portion of our sales being concentrated in the data center end market, and risks related to the gain or loss of design wins with our key customers;

- risks related to changes in general macroeconomic conditions such as economic slowdowns, inflation, stagflation, high or rising interest rates, financial institution instability, and recessions, as well as risks related to global economic conditions such as the current armed conflict in Israel and the Middle East;

- risks related to the potential impact of AI on our business model and products;

- risks related to tariffs and trade restrictions with China and other foreign nations including risks related to the ability of our customers, particularly in jurisdictions such as China that may be subject to trade restrictions (including the need to obtain export licenses) to develop their own solutions, vertically integrate which may reduce the need for our products, or acquire fully developed solutions from third parties;

- risks related to our ability to successfully integrate and to realize anticipated benefits or synergies, on a timely basis or at all, in connection with our past, current, or any future acquisitions, divestitures, significant investments or strategic transactions;

- risks related to our ability to execute on changes in strategy and realize the expected benefits from restructuring activities;

- risks related to cancellations, rescheduling or deferrals of significant customer orders or shipments, as well as the ability of our customers to manage inventory;

- risks related to the highly competitive nature of the end markets we serve, particularly within the semiconductor and infrastructure industries;

- risks related to the extension of lead time due to supply chain disruptions, component shortages that impact the costs and production of our products and kitting process, and constrained availability from other electronic suppliers impacting our customers' ability to ship their products, which in turn may adversely impact our sales to those customers;

- risks related to our ability to maintain a competitive cost structure for our manufacturing, assembly, testing and packaging processes and our reliance on third parties to produce our products;

- risks related to our ability to attract, retain and motivate a highly skilled workforce, especially engineering, managerial, sales and marketing employees;

- risks related to any current and future litigation, regulatory investigations, or contractual disputes with customers that could result in substantial costs and a diversion of management's attention and resources that are needed to successfully maintain and grow our business;

- risks related to our ability to scale our business;

- cybersecurity risks;

- risks related to our debt obligations;

- risks related to the specific conditions in the end markets we address, including seasonality and volatility in the technology sector and semiconductor industry;

- risks related to failures to qualify our products or our suppliers' manufacturing lines;

- risks related to failures to protect our intellectual property, particularly outside the United States;

- risks related to the potential impact of significant events or natural disasters or the effects of climate change (such as drought, flooding, wildfires, increased storm severity, sea level rise, and power outages), particularly in certain regions in which we operate or own buildings, such as Santa Clara, California, and where our third-party manufacturing partners or suppliers operate, such as Taiwan and elsewhere in the Pacific Rim;

- risks related to our sustainability programs;

- risks related to the impact of the COVID-19 pandemic or other future pandemics, on the global economy and on our customers, suppliers, employees and business; and

- risks related to failures of our customers to agree to pay for NRE (non-recurring engineering) costs, failure to pay enough to cover the costs we incur in connection with NREs or non-payment of previously agreed NRE costs due to us.

Additional factors which could cause actual results to differ materially include the risks discussed in Part I, Item 1A, "Risk Factors." These forward-looking statements speak only as of the date hereof. Unless required by law, we undertake no obligation to update publicly any forward-looking statements.

PART I

Item 1. *Business*

Our Company

Marvell Technology, Inc., together with its consolidated subsidiaries ("Marvell," "MTI," the "Company," "we," or "us") is a leading supplier of data infrastructure semiconductor solutions, spanning the data center core to network edge. We are a fabless supplier of high-performance semiconductor products with core strengths in developing and scaling complex System-on-a-Chip architectures, integrating analog, mixed-signal and digital signal processing functionality. Leveraging leading intellectual property and deep system-level expertise, as well as highly innovative security firmware, our solutions are empowering the data economy and enabling the data center and communications and other end markets.

We currently are incorporated in Delaware, United States. Our corporate headquarters is 1000 N. West Street, Suite 1200 Wilmington, Delaware 19801, and our telephone number is (302) 295-4840. We also have operations in many countries, including Argentina, China, India, Israel, Japan, Singapore, South Korea, Taiwan and Vietnam. Our fiscal year ends on the Saturday nearest January 31.

Recent Developments

On August 14, 2025, we completed the sale of our automotive ethernet business to Infineon Technologies AG for $2.5 billion in cash. In connection with the transaction, during the third quarter of fiscal 2026, we recorded a pre-tax gain on sale of $1.8 billion.

Subsequent to our fiscal 2026 year end, on February 2, 2026, we completed the previously announced acquisition of Celestial AI, Inc. ("Celestial"), a provider of a Photonic Fabric™ technology platform purpose-built for next-generation scale-up interconnect. The acquisition of Celestial is expected to accelerate our connectivity strategy for next-generation AI and cloud data centers. At acquisition close, we paid approximately $1.3 billion in cash (or $1.0 billion, net of cash acquired of approximately $300.0 million) and issued approximately 24.5 million shares of our common stock. Contingent on the achievement of specified revenue milestones, we may be required to pay additional cash and issue additional shares of our common stock through fiscal 2029.

Subsequent to our fiscal 2026 year end, on February 10, 2026, we completed the previously announced acquisition of XConn Technologies Holdings, Ltd. ("XConn"), a provider of advanced PCIe and CXL switching silicon, which expands our switching portfolio and augments our Ultra Accelerator Link™ ("UALink™") scale-up switch team. At acquisition close, we paid approximately $280.0 million in cash and issued approximately 2.1 million shares of our common stock.

Available Information

Our website address is www.marvell.com. The information contained on any website referred to in this Form 10-K does not form any part of this Annual Report on Form 10-K and is not incorporated by reference herein unless expressly noted. We make available free of charge through our website our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file these materials with, or furnish them to, the U.S. Securities and Exchange Commission ("SEC"). In addition, the SEC's website, www.sec.gov, contains reports, proxy statements, and other information that we file electronically with the SEC.

Our Markets and Products

Our product solutions serve two end markets: (i) data center and (ii) communications and other. These markets and their corresponding customer products and applications are noted in the table below:

End market	Customer products and applications
Data center	• Cloud and on-premise Artificial intelligence ("AI") systems • Cloud and on-premise ethernet switching • Cloud and on-premise network-attached storage ("NAS") • Cloud and on-premise AI servers • Cloud and on-premise general-purpose servers • Cloud and on-premise storage area networks • Cloud and on-premise storage systems • Data center interconnect ("DCI")
Communications and other	*Enterprise networking* • Campus and small medium enterprise routers • Campus and small medium enterprise ethernet switches • Campus and small medium enterprise wireless access points ("WAPs") • Network appliances (firewalls, and load balancers) • Workstations *Carrier infrastructure* • Broadband access systems • Ethernet switches • Optical transport systems • Routers • Wireless radio access network ("RAN") systems *Consumer* • Broadband gateways and routers • Gaming consoles • Home data storage • Home wireless access points ("WAPs") • Personal Computers ("PCs") • Printers • Set-top boxes *Automotive/industrial* • Advanced driver-assistance systems ("ADAS")* • Autonomous vehicles ("AV")* • In-vehicle networking* • Industrial ethernet switches • United States military and government solutions • Video surveillance

* These customer products and applications were divested as part of the automotive ethernet business sale on August 14, 2025.

Beginning in the fourth quarter of fiscal 2026, we consolidated revenue previously reported separately as enterprise networking, carrier infrastructure, consumer and automotive/industrial end markets into a new communications and other end market, as shown below. The composition of our data center end market remains unchanged.

We categorize revenue from our two end markets by using a number of data points, including the type of customer purchasing the product, the function of our product being sold, and our knowledge of the end customer product or application into which our product will be incorporated. The categorization of products by end market is inherently subjective and can vary over time as a result of, for example, our knowledge of the ways in which our customers utilize our products.

We serve these two end markets with a broad portfolio of semiconductor solutions based on our compute, networking, security, interconnects, and storage technologies, which are essential and differentiating for these markets.

The following table summarizes net revenue disaggregated by end market (in millions, except percentages):

	Year Ended					
	January 31, 2026	% of Total	February 1, 2025	% of Total	February 3, 2024	% of Total
Data center	$ 6,100.3	74 %	$ 4,164.2	72 %	$ 2,216.7	40 %
Communications and other	2,094.3	26 %	1,603.1	28 %	3,291.0	60 %
Total	$ 8,194.6		$ 5,767.3		$ 5,507.7	

Our portfolio of solutions integrate multiple analog, mixed-signal and digital intellectual property components incorporating hardware, firmware and software technologies and our system knowledge to provide our customers highly integrated solutions for their end products. In addition to selling standard product solutions, where the exact same product is sold to multiple customers, we also offer optimized solutions which are customized to a specific customer's requirements. The demand for optimized solutions has been increasing as our customers seek greater customization and differentiation for their products and services.

Our current product offerings include custom Application Specific Integrated Circuits ("ASICs"), interconnects, ethernet solutions, fibre channel adapters, processors and storage controllers. In addition, we are developing Ultra Accelerator Link™ ("UALink™") switches and Ethernet for Scale-Up Networking ("ESUN") switches for the emerging scale-out AI market. The acquisition of Celestial further extends our interconnect portfolio with the addition of their Photonic Fabric™ solutions and XConn further extends our switch portfolio with the addition of their peripheral component interconnect express ("PCIe") and compute express link ("CXL") switches.

Custom ASICs

We develop custom semiconductor solutions tailored to individual customer specifications that deliver system-level differentiation for next-generation artificial intelligence, data center, compute, networking, carrier, storage, aerospace and defense applications. These custom offerings are built on our proven ASIC platform which leverages a broad suite of differentiated Marvell intellectual property including ultra-high-speed SerDes, ARM compute, security, storage, silicon photonics and advanced packaging, including die to die interconnects, chiplets, co-packaged optics ("CPO") and custom high-bandwidth memory ("HBM"). We have successfully executed multiple 5 nanometer ("nm") designs in the last few years, and are progressing through 3nm designs now and developing our advanced 2nm generation platform.

Interconnects

We offer a complete portfolio of high-speed interconnect semiconductor solutions for inside cloud data centers, between cloud data centers and in carrier networks. Our interconnect products include PAM (pulse amplitude modulation), coherent and coherent-lite DSPs (digital signal processors), laser drivers, TIAs (trans-impedance amplifiers), silicon photonics, CPO (co-packaged optics), LPO (linear pluggable optics) chipsets, DCI (data center interconnect), AEC (active electrical cable) DSPs and PCIe retimer solutions.

Our low-power and low-latency PAM and coherent-lite optical DSPs implement equalization, estimation, clock recovery, carrier recovery, forward error correction, and coded modulation to enable ultra-fast data transmission speeds. In combination with our drivers, TIAs and silicon photonics, our suite of optical DSPs products perform a wide range of functions such as amplifying, encoding, multiplexing, demultiplexing, and retiming signals. The PAM DSPs are key enablers for inter-connecting servers, routers, switches, storage and other infrastructure equipment that process, store and transport data traffic inside data centers. The coherent lite DSPs address the emerging market for distributed campus data center interconnects spanning up to 20 km with high bandwidth and low latency as the industry shifts from large-scale facilities to campus-based data centers due to power and space constraints.

Our coherent TIAs, drivers and DSPs enable optical data transmission over distances of 100s to 1000s of kilometers in telecom carrier networks. Our PAM DSPs along with our accompanying TIAs and drivers deliver low-power and cost-effective solutions for optical connectivity inside cloud data centers. Our data center interconnect solutions enable pluggable transceiver technology to directly interconnect regional cloud data centers, at lower cost, complexity and power compared to traditional optical transport solutions.

Our CPO solutions leverage advanced silicon photonics technology, integrating hundreds of components such as waveguides, modulators, photodetectors, modulator drivers, trans-impedance amplifiers, microcontrollers, and various passive components into a single, unified device. This integration enhances performance, bandwidth, and energy efficiency for optical connectivity. Our CPO solutions are designed for next-generation data center compute and connectivity applications, enabling high-bandwidth, low-latency connections. Additionally, our LPO chipsets, comprising of optimized TIAs and laser drivers, address next-generation short-reach, compute fabric connectivity requirements inside AI data centers for connections that have a predictable and controlled channel. LPO modules enabled by our chipsets provide higher bandwidth and greater reach than copper cable interconnects, with optimal latency and power consumption.

Our AEC DSPs are utilized in active electrical cables to enable high-bandwidth copper data transmission within data centers, specifically for scale-up and scale-out AI and general-purpose server connectivity. AECs address the issue of signal degradation in high-speed copper connections by implementing advanced signal processing techniques such as equalization, clock recovery, forward error correction, and coded modulation. We partner with industry-leading cable manufacturers to deliver optimized, tailor-made AECs that meet the unique requirements of each of our hyperscale data center customers.

Our PCIe retimers leverage our industry-leading PAM technology to enable high-bandwidth copper and optical PCIe data transmission within server systems, connecting AI accelerators, GPUs, CPUs, and other server components. These retimers address signal degradation by regenerating the signal, ensuring reliable communication over the physical distances required for connections between GPUs and CPUs within an AI server, between GPUs on different boards, or between CPUs and a pool of shared memory enabled by CXL, among other use cases.

We have added Photonic Fabric™ solutions from the acquisition of Celestial AI. Our solutions are purpose-built for scale-out networking enabling large AI clusters to scale both within and across racks using a high-bandwidth, low latency, low power and cost-effective optical fabric. In addition to exceptionally low power consumption, our solutions provide nano-second-class latency and excellent thermal stability which enable deeper levels of optical interconnectivity into merchant and custom GPUs, CPUs, and switch systems. Our first-generation product is a Photonic Fabric™ chiplet, which integrates all the required electrical and optical components, including drivers, TIAs, equalizers, SerDes, microcontrollers, modulators, photodiodes, and waveguides, into a compact form factor.

Ethernet Solutions

We offer a broad portfolio of Ethernet solutions spanning controllers, network adapters, physical transceivers and switches. Our Ethernet solutions address a wide variety of end-customer data infrastructure products from small, high-reliability sub-systems to large, high-performance modular enterprise and data center solutions.

Our Prestera and Teralynx® Ethernet switches integrate market-optimized innovative features, such as advanced tunneling and routing, high throughput forwarding, and packet processing that make networks more effective at delivering content with low latency and high reliability. Our comprehensive Ethernet switch portfolio addresses enterprise campus, enterprise data center, industrial, carrier, cloud and AI system applications. The feature-rich Prestera® switch portfolio includes silicon optimized for each market and use case, with capacities ranging from 12Gbps to 12.8Tbps. The high-bandwidth Teralynx switch portfolio is optimized for cloud data centers, with capacities up to 51.2Tbps, and beyond.

We complement our Ethernet switches and infrastructure processors with a broad selection of Alaska Ethernet physical-layer transceivers for both optical and copper interconnects with advanced power management, link security, and time synchronization features. Our Ethernet physical-layer transceiver portfolio addresses all the critical speeds ranging from 10Mbps to 1.6Tbps including the emerging Multi-Gigabit ("M-Gig") speeds. Our M-Gig products offer increased data rates over existing cabling infrastructure, supporting data rates beyond 1Gbps and up to 10Gbps.

Our Ethernet controllers and network adapters are optimized to accelerate and simplify data center and enterprise networking. Our family of products provide exceptional value features and performance enabling the most agile and data-intensive applications. They deliver Ethernet connectivity for enterprise-class workstations all the way up to enterprise and cloud data centers.

Scale-Up Switches

To address increased performance and fabric-scaling demands of AI datacenter scale-up networking, we are committed to develop new classes of UALink™ and ESUN switch fabrics, which leverage our high-bandwidth Teralynx switch architecture and advanced 224G SerDes technology. These classes of scale-up switches are architected to provide extreme bandwidth, low power, ultra-low latency and high radix port counts, enabling both CPC and CPO inter and intra rack connectivity needed for next generation, compute intensive AI centric fabric architecture.

PCIe and CXL Switches

With the acquisition of XConn, we have expanded our portfolio to include a complete suite of PCIe and CXL connectivity solutions, spanning both re-timers and high-performance switches. While PCIe switching has long been foundational to traditional computing architectures, it is now evolving into a critical enabler for multi-host connectivity, composable infrastructure, and rack-scale accelerator expansion. In parallel, CXL has become essential for memory pooling, coherency, and disaggregation, addressing the substantial memory bandwidth and capacity demands of large-scale AI models. Our high radix PCIe and CXL switches, derived from XConn's advanced fabric architecture, are built on an ultra-latency fabric architecture that supports both multi-level switching and flexible fabric topology (mesh, dragonfly, 3D torus) enabling cache-coherent connectivity extended across racks.

Fibre Channel Products

Our QLogic Fibre Channel product family comprises of host bus adapters ("HBAs") and controllers for server and storage system connectivity. These products accelerate enterprise and data center applications, deliver a highly resilient infrastructure, enable greater server virtualization density along with an advanced set of data center diagnostic, orchestration and quality of service capabilities to optimize information technology ("IT") productivity. Our latest Fibre Channel products are well-suited for use with all-flash arrays by offering best-in-class latency and performance.

Processors

We offer highly integrated semiconductors that provide single or multiple core processors, along with intelligent Layer 2 through 7 processing of the OSI (Open Systems Interconnection) stack which is the framework that governs network communications within enterprise, data center, storage, and carrier markets. All of our products are compatible with standards-based operating systems and general-purpose software to enable ease of programming, and are supported by our ecosystem partners.

Our OCTEON data processor units ("DPUs") and multi-core infrastructure processor families provide integrated Layer 4 through 7 data and security processing with additional capabilities at Layers 2 and 3 at line speeds. These software-compatible processors integrate next-generation networking I/Os along with advanced security, storage, and application hardware accelerators, offering programmability for the Layer 2 through Layer 7 processing requirements of intelligent networks. The OCTEON DPUs and processors are targeted for use in a wide variety of carrier, data center, and enterprise equipment, including routers, switches, security UTM appliances, content-aware switches, application-aware gateways, wireless access points, 3G/4G/5G wireless base stations, storage arrays, smart network interface controllers, network functions virtualization ("NFV") and software-defined networking ("SDN") infrastructure.

Our OCTEON Fusion family of wireless baseband infrastructure processors is a highly scalable product family supporting enterprise small cells, high capacity outdoor picocells and microcells all the way up to multi-sector macrocells for multiple wireless protocols including 5G. The key features include highly optimized processor cores, a highly efficient caching subsystem, high memory bandwidth digital signal processing engines along with a host of hardware accelerators. Additionally, multiple OCTEON Fusion chips can be cascaded for even denser deployments or higher order multiple-input and multiple-output, or MIMO. Our OCTEON Fusion processors have also been designed into 5G base station radio units to help enable Massive MIMO (Multiple Input Multiple Output) antenna and advanced Beamforming implementations.

Our NITROX security processor family provides the functionality required for Layer 3 to Layer 5 secure communication in a single chip. These single chip, custom-designed processors provide security protocol processing, encryption, authentication and compression algorithms to reduce the load on the system processor and increase total system throughput. The LiquidSecurity product family is a high-performance hardware-based transaction security solution for cloud data center and enterprise applications. It addresses the high-performance security requirements for private key management and administration. This family is available as an adapter with complete software or as a standalone appliance.

Our LiquidIO Server Adapter family is a high-performance, general-purpose programmable adapter platform that enables cloud data centers and enterprises to offload their server processors for higher performance and power efficiencies. The LiquidIO Server Adapter family is supported by a feature rich software development kit that allows customers and partners to develop high-performance SDN (software defined networking) applications with packet processing, switching, security, tunneling, quality of service, and metering.

Storage Controllers

We offer a broad portfolio of storage controllers for hard disk drives ("HDDs") and solid-state-drives ("SSDs") across all high-volume markets. Our Bravera controllers integrate several key Marvell technologies spanning compute, networking, security and storage. These key technologies enable our controllers to be optimized performance-power solutions and to help our customers' high-efficient storage products. Our Bravera HDD controllers integrate Marvell's industry-leading read channel technologies to enable higher volumetric densities at low power profiles and are being used by all the current HDD makers. Our technology density and power differentiators are critical for addressing the fast-growing high-capacity, nearline HDD data center and enterprise markets. To further enhance our Bravera HDD controller differentiation and value propositions, we offer customers preamplifier products as part of a chipset with our HDD controllers, seeking to increase our customers' product efficiencies. Our Bravera HDD controllers support all the high-volume host system interfaces, including Serial Advanced Technology Attachment ("SATA") and Serial Attached SCSI ("SAS"), which are critical for the data center and enterprise markets.

Our Bravera SSD controller products leverage our strong HDD controller know-how and system-level expertise. We integrate several of our Bravera HDD controller IPs with our flash technologies to deliver optimal solutions for data center, enterprise and client computing markets. Our Bravera SSD controller products integrate hardware and firmware components to help accelerate our customers' time to market and maximize the capabilities of our solutions. Like our HDD controllers, our SSD controllers support all the high-volume SSD host system interfaces, including SAS, SATA, PCIe, non-volatile memory express ("NVMe") and NVMe over Fabrics ("NVMe-oF").

Our new controller chipset products enable innovative flash-based storage architectures in data centers and enterprises. These solutions increase overall data center performance, density and scalability while lowering overall power, resulting in lower total cost of ownership for the infrastructure organizations.

Financial Information about Segments and Geographic Areas

We have determined that we operate in one reportable segment: the design, development and sale of integrated circuits. For information regarding our revenue by geographic area, and property and equipment by geographic area, please see "Note 14 – Segment and Geographic Information" in our Notes to Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K. See "Risk Factors" under Item 1A of this Annual Report on Form 10-K for a discussion of the risks associated with our international operations.

Customers, Sales and Marketing

Our target customers are original equipment manufacturers ("OEMs") and original design manufacturers, both of which design and manufacture end market devices, and distributors for these products. We seek to strategically align our sales force along key customer lines in order to offer fully integrated platforms to our customers. In this way, we believe we can more effectively offer a broader set of content into our key customers' end products, without having multiple product groups separately engage the same customer. We seek to complement and support our direct sales force with manufacturers' representatives for our products in North America. In addition, we have contracted with distributors who support our sales and marketing activities in the United States, Europe and Asia. We also use third-party logistics providers who maintain warehouses in close proximity to our customers' facilities. We expect that a significant percentage of our sales will continue to come from direct sales to key customers.

We use field application engineers to provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems designs that incorporate our products. Our marketing team works in conjunction with our field sales and application engineering force, and is organized around our product groups.

Net revenue attributable to significant customers including both distributor and direct customers whose revenues represented 10% or more of total net revenue is presented in the following table:

| | Year Ended | | |
	January 31, 2026	February 1, 2025	February 3, 2024
Direct Customer:			
Customer A	14%	13%	*
Distributor:			
Distributor A	37%	34%	24%

*Less than 10% of net revenue.

We continue to monitor the creditworthiness of our distributor and direct customers, and believe these distributors' sales to diverse end customers and geographies further serve to mitigate our exposure to credit risk.

Inventory and Working Capital

We typically place firm orders with our suppliers up to 26 weeks prior to the anticipated delivery to our customer and may make further supply commitments up to 52 weeks to secure capacity. Occasionally, orders may be placed in advance of receiving a binding order from our customers. To secure capacity over the long term, we have entered into and expect to continue to enter into capacity reservation arrangements with certain foundries and substrate partners. We often maintain substantial inventories to meet short lead time orders for multi-year product runs.

Research and Development

We believe that our future success depends on our ability to introduce improvements to our existing products and to develop new products that deliver cost-effective solutions for both existing and new markets. Our research and development efforts are directed to the development of high-performance analog, mixed-signal, digital signal processing and accelerated compute circuits based on known microprocessor architectures with highest performance and lowest power consumption. We devote a sizable portion of our resources to expanding our product portfolio based on a broad intellectual property portfolio with designs that are intended to enable high-performance, reliable communications over a variety of physical transmission media including silicon photonics and opto-electronics. We are focused on incorporating functions currently provided by stand-alone integrated circuits into our integrated platform solutions to reduce our customers' overall system costs. Our portfolio of products is based on foundational intellectual property on leading edge Advanced CMOS processes in 5nm, 3nm, 2nm and 1.4nm (A14 node). We are developing advanced products at 2nm, 1.4nm, and smaller geometries featuring gate-all-around transistor design and will leverage innovations in the areas of back side power delivery in 1.4nm. Advanced packaging technologies are also critical for reducing and optimizing overall system costs. Advanced packaging techniques like Chip on Wafer on Substrate ("CoWoS"), Integrated fanout ("InFo"), Embedded Interconnect Bridge ("EMIB") along with advanced substrates, thermal solutions enable large 2.5D/3D/3.5D interposers for complex accelerated compute ASICs.

We have assembled a core team of engineers who have experience in the areas of complementary metal oxide semiconductor ("CMOS") technology, digital signal processing, electro-optics, embedded microprocessors, mixed-signal circuit design, silicon photonics, and system-level architectures. We have invested and expect to continue to invest a significant amount in research and development. See our discussion of research and development expenses in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K for further information.

Manufacturing

Integrated Circuit Fabrication

The vast majority of our integrated circuits are fabricated using available CMOS processes, which is intended to provide greater flexibility to engage independent foundries to manufacture integrated circuits at lower costs. By outsourcing manufacturing, we are able to avoid the cost associated with owning and operating our own manufacturing facilities. This is intended to allow us to focus our efforts on the design and marketing of our products. We seek to work closely with our foundry partners to forecast on a monthly basis our manufacturing capacity requirements. We also seek to closely monitor foundry production to help ensure consistent overall quality, reliability and yield levels. Our integrated circuits are currently fabricated in several advanced manufacturing processes. Because more precise manufacturing processes are expected to lead to enhanced performance, smaller silicon chip size and lower power requirements, we continually seek to evaluate the benefits and feasibility of migrating to smaller geometry process technology in order to reduce cost and improve performance.

Assembly and Test

We typically outsource all product packaging and testing requirements for our products in production to several assembly and test subcontractors primarily located in Taiwan, Canada, Korea, Singapore and China. The subcontractor location varies as we are party to several contracts with the U.S. government, federal prime contractors, and federal subcontractors that prohibit or otherwise restrict production, assembly and testing in foreign countries or by certain foreign entities.

Governmental Regulations

Import/Export, National Security and Other Regulations Related to International Operations and Ownership

We are subject to laws and regulations worldwide, which may differ among jurisdictions, affecting our operations in areas including, but not limited to: intellectual property ownership and infringement; tax; import and export requirements; anti-corruption; foreign exchange controls and cash repatriation restrictions; conflict minerals; data privacy requirements; competition; advertising; employment; product regulations; environment, health and safety requirements; and consumer laws. For example, government export regulations apply to the encryption or other features contained in some of our products.

A portion of the business we acquired in our Avera acquisition in fiscal 2021 requires facility security clearances under the National Industrial Security Program. The National Industrial Security Program requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control or influence ("FOCI"). Because we were organized in Bermuda at the time of the Avera acquisition, we entered into agreements with the U.S. Department of Defense with respect to FOCI mitigation arrangements that relate to our operation of the portion of the Avera business involving facility clearances. After our domestication, we requested and have now received partial release from some of these obligations. The remaining measures and arrangements may materially and adversely affect our operating results due to the increased cost of compliance with these measures. If we fail to comply with our obligations under these agreements, our ability to operate our business may be adversely affected.

Primarily as a result of our acquisition of Avera, we are now a party to certain contracts with the U.S. government, federal prime contractors and federal subcontractors. Our contracts with these government entities are subject to various procurement regulations and other requirements relating to their formation, administration and performance. These regulations and requirements include supply chain restrictions that may prohibit the sourcing of materials, supplies, or services from foreign entities including those located in or organized in China.

See "Risk Factors" under Item 1A of this Annual Report on Form 10-K for additional information on regulatory matters.

Environmental Management

We are also subject to environmental rules and regulations in multiple jurisdictions, such as the European Union ("EU") Directive on Restriction of Hazardous Substances ("RoHS"), the EU Regulation, Evaluation and Authorization of Chemicals SVHC Substances Directive, the EU Waste Electrical and Electronic Equipment Directive ("WEEE Directive"), China's regulation on Management Methods for Controlling Pollution Caused by Electronic Information Products, and California Safe Drinking Water and Toxic Enforcement Act of 1986.

We believe that our products comply with the current Restriction of Hazardous Substances Directive, the European legislation that restricts the use of a number of substances, including lead, and the Regulation, Evaluation and Authorization of Chemicals SVHC Substances Directive. In addition, each of our manufacturing subcontractors certifies to us compliance with ISO 14001:2015, the international standard related to environmental management.

Intellectual Property

Our future revenue growth and overall success depend in large part on our ability to protect our intellectual property ("IP"). We rely on a combination of patents, copyrights, trademarks, trade secrets, contractual provisions, confidentiality agreements and licenses to protect our intellectual property. As of January 31, 2026, we have over 10,000 issued patents and pending patent applications in the United States and other countries, covering various aspects of our technology. The expiration of our patents ranges from 2026 to 2046, and none of the patents expiring in the near future are expected to be material to our IP portfolio as we are not substantially dependent on any single patent or group of related patents. While we believe the duration of our patents generally covers the expected lives of our products, our patents may not collectively or individually cover every feature on innovation in our product. In addition, our efforts may not be sufficient to protect our intellectual property from misappropriation or infringement. See "Risk Factors" under Item 1A of this Annual Report on Form 10-K for a discussion of the risks associated with our intellectual property.

We have expended and expect to continue to expend considerable resources in establishing a patent position designed to protect our intellectual property. While our ability to compete is enhanced by our ability to protect our intellectual property, we believe that in view of the rapid pace of technological change, the combination of the technical experience and innovative skills of our employees may be as important to our business as the legal protection of our patents and other proprietary information.

From time to time, we may desire or be required to renew or to obtain licenses from third parties in order to further develop and effectively market commercially viable products or in connection with a pending or future claim or action asserted against us. We cannot be sure that any necessary licenses will be available or will be available on commercially reasonable terms.

The integrated circuit industry is characterized by vigorous pursuit and protection of intellectual property rights, which has resulted in significant and often time consuming and expensive litigation. From time to time, we receive, and may continue to receive in the future, notices that claim we have infringed upon, misappropriated or misused the proprietary rights of other parties.

In addition, we have in the past and may in the future be sued by other parties who claim that we have infringed their patents or misappropriated or misused other intellectual property rights, or who may seek to invalidate one or more of our patents, trademarks, or other rights. Although we defend these claims vigorously, it is possible that we will not prevail in pending or future lawsuits. See "Risk Factors" under Item 1A of this Annual Report on Form 10-K and "Note 8 – Commitments and Contingencies" in our Notes to Consolidated Financial Statements set forth in Part II, Item 8, of this Annual Report on Form 10-K for further discussion of the risks associated with patent litigation matters.

Competition

The markets for our products are intensely competitive, and are characterized by rapid technological change, evolving industry standards, frequent new product introductions and pricing pressures. Competition has intensified as a result of the increasing demand for higher levels of performance, integration and smaller process geometries. We expect competition to further intensify as current competitors strengthen the depth and breadth of their product offerings, either through in-house development or by acquiring existing technology. In addition, some of our customers have chosen to develop certain semiconductor products internally and this trend may continue to proliferate. We believe that our ability to compete successfully in the rapidly evolving markets for our products depends on multiple factors, including, but not limited to:

- the performance, features, quality and price of our products;

- the development execution, timing and success of enhanced and new product introductions by us, our customers and our competitors;

- the emergence, rate of adoption and acceptance of new industry standards;

- market demand trends;

- competitive tactics;

- our ability to obtain adequate foundry capacity with the appropriate technological capability; and

- the number and nature of our competitors in a given market.

Companies that compete directly with our businesses include, but are not limited to, Advanced Micro Devices, Inc. ("AMD"), Alchip Technologies ("Alchip"), Astera Labs, Inc., Ayar Labs, Inc. ("Ayar Labs"), Broadcom Inc. ("Broadcom"), Cisco Systems, Inc. ("Cisco"), Credo Technology Group Holding Ltd, Intel Corporation, Global Unichip Corporation ("GUC"), Lightmatter, Inc. ("Lightmatter"), MACOM Technology Solutions Holdings, Inc., MediaTek Inc., Microchip Technology Inc., Montage Technology, Nvidia Corporation, NXP Semiconductors N.V., Phison Electronics Corporation, Qualcomm Incorporated ("Qualcomm"), Rambus, Inc., Ranovus Inc. ("Ranovus"), Realtek Semiconductor Corporation, Semtech Corporation, Silicon Motion Technology Corporation, and Socionext Inc. We expect increased competition in the future from both emerging and established companies, as well as from alliances among competitors, customers or other third parties, any of which could acquire significant market share. See "Risk Factors" under Item 1A of this Annual Report on Form 10-K for a discussion of competitive risks associated with our business.

We expect that the average unit selling prices of our products will continue to be subject to significant pricing pressures. In order to offset expected declines in the selling prices of our products, we will need to continue to introduce innovative new products and attempt to reduce the cost to design and manufacture our products. To accomplish this, we intend to continue to implement design changes that lower the cost of manufacturing, assembly and testing of our products. See "Risk Factors" under Item 1A of this Annual Report on Form 10-K for a discussion of pricing risks.

Sustainability

By integrating environmental and social considerations into our operations, supply chain and product design, we aim to deliver innovative semiconductor solutions that reduce impacts throughout our full value chain and meet customer expectations. Our sustainability initiatives are a corporate priority and supported by our Board of Directors and leadership team. The following sections provide an overview of Human Capital and Climate Change management. More information can be found on the Sustainability section of our website and in our annual Sustainability Report. Information contained on our website or in our annual Sustainability Report is not incorporated by reference into this or any other report we file with the SEC. See "Risk Factors" under Item 1A of this Annual Report on Form 10-K for a discussion of risks and uncertainties we face related to sustainability.

Human Capital

We believe that engaged and supported employees lead to innovation and collaboration, enabling our company to maintain a leadership position in our industry. Our ability to attract and retain the best talent from diverse backgrounds and establish a culture that embraces integrity, respect and inclusion is key to our goal to be a great place of work. We work hard to provide opportunities to learn and grow, and create an environment where our employees feel motivated, appreciated and engaged, and have a pathway to building a long-term career at Marvell.

Our Board of Directors (the "Board") and its committees share oversight of our human capital management and talent strategy. The Executive Compensation Committee provides oversight of our human capital, including compensation philosophy, policies and programs. The Nominating and Governance Committee has general oversight of the Company's approach to sustainability as it relates to human capital. The Audit Committee has oversight of business risks and ethics and compliance programs, which are connected to human capital and workplace issues. Marvell annually conducts talent reviews and succession planning and the Board receives updates regularly from senior management on succession planning, management talent assessment, attrition and employee survey results. Our executive management team also reviews our human capital initiatives and our progress on such initiatives.

The Company employed 7,480 people as of January 31, 2026. Our employees are located across three geographical regions: 49% of employees are based in the Americas, 42% are in APAC (which includes India) and 9% are in EMEA.

Our Core Behaviors lay the foundation of our culture and are centered around four key aspects:

• Act with integrity and treat everyone with respect,

• Innovate to solve customer needs,

• Execute with thoroughness and rigor, and

• Help others achieve their objectives.

Our efforts to attract, develop, engage and retain employees, as well as our efforts to embed inclusion across the Company, reinforce these behaviors. Our Core Behaviors also serve as a roadmap to help integrate employees as we grow through hiring and acquisitions.

Attracting and Retaining the Best Talent

To enable the cutting-edge advances our sector requires, we have a range of programs to attract and retain the best talent. We invest in programs and partnerships that enable a strong pipeline of early career professionals. Our annual internship program has been a strong source of talent for our company. We also attract a diverse workforce through our university recruiting program, which helps us hire students across all degree levels from a number of universities around the world. This strategy helps provide us with a diversity of knowledge and thought to add to our culture of innovation.

We are actively focused on retaining our people through our rewards, benefits, employee engagement and development programs, as well as by fostering an inclusive culture and focusing on employee wellness and safety.

Our efforts at retention also include measuring and evaluating employee turnover rates. Our global voluntary turnover rate for fiscal 2026 was approximately 7%.

Growing and Developing Our People

We understand that employees are more likely to stay at companies that offer opportunities for growth and development. As a result, we offer extensive training, mentorship and mobility opportunities, no matter the path that employees wish to take. The majority of our employees are engineers and technical professionals, and we offer customized programs to this group of employees.

Inclusion

We strive to build a workplace where every individual feels valued, authentically themselves and empowered to contribute their unique insights and talents. Together, we create a thriving environment of belonging that drives innovation, collaboration and excellence.

Building a Great Place to Work

When employees are healthy and supported, they thrive and are ready to do their best work. We believe we can help by providing competitive benefits to sustain overall wellness. We are committed to providing safe and healthy workplaces for our employees, contractors and visitors, through a risk-based approach to identifying and addressing health and safety hazards.

Fostering Organizational and Team Health

We seek to listen to and engage with employees globally, because it offers us a chance to identify opportunities to enhance our culture. We measure levels of engagement through our annual Voice of the Employee Survey, and we use the results to understand employee needs and areas for improvement.

Climate Change

Addressing climate change-related issues is an important priority for Marvell and our stakeholders, in particular our customers.

Management is responsible for formulating and executing our climate strategy. Marvell also runs an executive-level Sustainability Committee to provide senior leadership and strategic guidance on sustainability, as well as Sustainability Working Groups who are responsible for gathering data, setting strategy and goals, and supporting disclosure efforts on material sustainability topics. Our President and Chief Operating Officer ("COO") is the executive sponsor of the Thriving Organization – Environment Working Group and has overall responsibility at the executive level for climate strategy across our facilities globally. The COO is responsible for assessing and leading the management of climate-related risks and opportunities, elevating stakeholder concerns and guiding the implementation of climate-related policies, programs and disclosures. The COO is also a member of the Sustainability Committee. The COO works closely with the Chief Legal Officer, who raises issues to the Board as part of its sustainability updates, both in the Nominating and Governance Committee's quarterly updates and in the annual update to the Board of Directors.

The majority of our GHG emissions are associated with the use phase of our products and generated from the energy consumed by data infrastructure systems deploying Marvell chips. With the expansion of AI systems and infrastructure and their rising energy demands, we can utilize our R&D and expertise in design and product innovation to offer our customers advanced, energy-efficient semiconductor solutions that deliver higher performance. Our focus on power efficiency of our products is both an environmental imperative and a key competitive advantage, as energy costs represent a substantial expense for our customers. We are also working collaboratively with our suppliers around greenhouse gas emission reduction to build climate resilience and to drive decarbonization at a value chain level, impacting the emissions of both our suppliers and customers.

Item 1A. *Risk Factors*

Investing in our common stock involves a high degree of risk. You should carefully consider the material risks and uncertainties described below and all information contained in this report before you decide to purchase our common stock. Many of these risks and uncertainties are beyond our control, including business cycles and seasonal trends of the computing, infrastructure, semiconductor and related industries and end markets. A manifestation of any of the following risks and uncertainties could, in circumstances we may or may not be able to accurately predict, render us unable to conduct our business as currently planned and materially and adversely affect our reputation, business, prospects, financial condition, cash flows, liquidity and operating results. In addition, the trading price of our common stock could decline due to the occurrence of any of these risks, and you could lose all or part of your investment. It is not possible to predict or identify all such risks and uncertainties; our operations could also be affected by risks or uncertainties that are not presently known to us or that we currently do not consider to present significant risks to our operations. Therefore, you should not consider the following discussion to be a complete statement of all the potential risks or uncertainties that we face.

SUMMARY OF FACTORS THAT MAY AFFECT OUR FUTURE RESULTS

The following summarizes the principal factors that make an investment in the Company speculative or risky. This summary should be read in conjunction with the remainder of this "Risk Factors" section and should not be relied upon as an exhaustive summary of the material risks facing our business. The occurrence of any of these risks could harm our business, financial condition, results of operations and/or growth prospects or cause our actual results to differ materially from those contained in forward-looking statements we have made in this report and those we may make from time to time. You should consider all of the risk factors described in our public filings when evaluating our business.

- risks related to our ability to design, develop and introduce new and enhanced products, in particular in the Data Center and Communications markets, in a timely and effective manner, as well as our ability to anticipate and adapt to changes in technology;

- risks related to our dependence on a few customers for a significant portion of our revenue, particularly as our major customers comprise an increasing percentage of our revenue, as well as risks related to a significant portion of our sales being concentrated in the data center end market, and risks related to the gain or loss of design wins with our key customers;

- risks related to changes in general macroeconomic conditions such as economic slowdowns, inflation, stagflation, high or rising interest rates, financial institution instability, and recessions, as well as risks related to global economic conditions such as the current armed conflict in Israel and the Middle East;

- risks related to the potential impact of AI on our business model and products;

- risks related to tariffs and trade restrictions with China and other foreign nations including risks related to the ability of our customers, particularly in jurisdictions such as China that may be subject to trade restrictions (including the need to obtain export licenses) to develop their own solutions, vertically integrate which may reduce the need for our products, or acquire fully developed solutions from third parties;

- risks related to our ability to successfully integrate and to realize anticipated benefits or synergies, on a timely basis or at all, in connection with our past, current, or any future acquisitions, divestitures, significant investments or strategic transactions;

- risks related to our ability to execute on changes in strategy and realize the expected benefits from restructuring activities;

- risks related to cancellations, rescheduling or deferrals of significant customer orders or shipments, as well as the ability of our customers to manage inventory;

- risks related to the highly competitive nature of the end markets we serve, particularly within the semiconductor and infrastructure industries;

- risks related to the extension of lead time due to supply chain disruptions, component shortages that impact the costs and production of our products and kitting process, and constrained availability from other electronic suppliers impacting our customers' ability to ship their products, which in turn may adversely impact our sales to those customers;

- risks related to our ability to maintain a competitive cost structure for our manufacturing, assembly, testing and packaging processes and our reliance on third parties to produce our products;

- risks related to our ability to attract, retain and motivate a highly skilled workforce, especially engineering, managerial, sales and marketing employees;

- risks related to any current and future litigation, regulatory investigations, or contractual disputes with customers that could result in substantial costs and a diversion of management's attention and resources that are needed to successfully maintain and grow our business;

- risks related to our ability to scale our business;

- cybersecurity risks;

- risks related to our debt obligations;

- risks related to the specific conditions in the end markets we address, including seasonality and volatility in the technology sector and semiconductor industry;

- risks related to failures to qualify our products or our suppliers' manufacturing lines;

- risks related to failures to protect our intellectual property, particularly outside the United States;

- risks related to the potential impact of significant events or natural disasters or the effects of climate change (such as drought, flooding, wildfires, increased storm severity, sea level rise, and power outages), particularly in certain regions in which we operate or own buildings, such as Santa Clara, California, and where our third-party manufacturing partners or suppliers operate, such as Taiwan and elsewhere in the Pacific Rim;

- risks related to our sustainability programs;

- risks related to the impact of the COVID-19 pandemic or other future pandemics, on the global economy and on our customers, suppliers, employees and business; and

- risks related to failures of our customers to agree to pay for NRE (non-recurring engineering) costs, failure to pay enough to cover the costs we incur in connection with NREs or non-payment of previously agreed NRE costs due to us.

Our quarterly results of operations have fluctuated in the past and could do so in the future. Because our results of operations are difficult to predict, you should not rely on quarterly comparisons of our results of operations as an indication of our future performance. Due to fluctuations in our quarterly results of operations and other factors, the price at which our common stock will trade is likely to continue to be highly volatile. Accordingly, you may not be able to resell your common stock at or above the price you paid. In future periods, our stock price could decline if, among other factors, our revenue or operating results are below our estimates or the estimates or expectations of securities analysts and investors. Our stock is traded on the Nasdaq Global Select Market under the ticker symbol "MRVL". As a result of stock price volatility, we may be subject to securities class action litigation. Any litigation could result in substantial costs and a diversion of management's attention and resources that are needed to successfully maintain and grow our business.

CHANGES IN PRODUCT DEMAND CAN ADVERSELY AFFECT OUR FINANCIAL RESULTS

Unfavorable or uncertain conditions in the Data Center and Communications markets may cause fluctuations in our rate of revenue growth or financial results.

World-wide markets for our data center and communications related products may not evolve in the manner or in the time periods we anticipate. If domestic and global economic conditions worsen, overall spending on our data center and communications products may be reduced, which would adversely impact demand for our products in these markets. In addition, unfavorable developments with evolving laws and regulations worldwide related to these products and suppliers may limit global adoption, impede our strategy, and negatively impact our long-term expectations in this area. Even if the data center and communications markets evolve in the manner or in the time periods we anticipate, if we do not have timely, competitively priced, market-accepted products available to meet our customers' need in these markets, we may miss a significant opportunity and our business, financial condition, results of operations and cash flows could be materially and adversely affected. In addition, as a result of the fact that the markets for data center and communication products are still evolving, demand for these products may be unpredictable and may vary significantly from one period to another. In addition, these markets may not develop as anticipated if AI training and inference costs drop dramatically due to customer adoption of less expensive alternative technologies. Further, the current level of capital expenditure (capex) on AI infrastructure may not be sustainable over the long term and a significant reduction in AI-related spending will likely harm our financial results. In addition, in the future our customers may decelerate or reallocate their capital expenditures for other uses, which could delay or reduce the demand for our products and negatively impact our revenue. In addition, rapidly evolving technologies, including AI, could change the business needs of our customers in the data center and communications markets in ways we are not yet able to predict. AI systems may make unforeseen or unintended discoveries that may disrupt our customers' existing products, services, or business strategy and potentially render some of our customers current offerings and products obsolete which may have a material adverse effect on our revenue and profitability. See also, *"Our sales are concentrated in a few large customers. If we lose or experience a significant reduction in sales to any of these key customers, if any of these key customers experience a significant decline in market share, or if any of these customers experience significant financial difficulties, our revenue may decrease substantially and our results of operations and financial condition may be harmed."* See also, *"Adverse changes in the political, regulatory and economic policies of governments in connection with trade with China and Chinese customers have reduced the demand for our products and damaged our business"* for additional risks related to export restrictions that may impact certain customers in the data center and communications markets.

Our sales are concentrated in a few large customers. If we lose or experience a significant reduction in sales to any of these key customers, if any of these key customers experience a significant decline in market share, or if any of these customers experience significant financial difficulties, our revenue may decrease substantially and our results of operations and financial condition may be harmed.

We receive a significant amount of our revenue from a limited number of customers which are comprised of both distributors and direct customers. For example, during fiscal 2026, there were two customers (one distributor and one direct customer) whose revenues represented 10% or more of total net revenue. In addition, net revenue from our ten (10) largest customers, inclusive of our distributor and direct customers, represented 82% of our total net revenue for fiscal 2026. Sales to our largest customers have fluctuated significantly from period to period and year to year and will likely continue to fluctuate in the future, primarily due to the timing and number of design wins with customers, the continued diversification of our customer base as we expand into new markets, adverse changes in the political and economic policies of the U.S. or other governments (such as changes in export policies), and natural disasters or other issues. The loss of any of our large customers or a significant reduction in sales we make to them would likely harm our financial condition and results of operations. For example, some of our large customers depend on rapid and continuous innovation and will select partners who can help them deliver innovation at their pace and if we are unable to deliver on these timelines we may miss significant business opportunities. To the extent one or more of our large customers experience financial challenges, bankruptcy or insolvency, this could have a material adverse effect on our sales and our ability to collect on receivables, which could harm our financial condition and results of operations. See also, "Note 2 – Significant Accounting Policies - Concentration of Credit Risk and Significant Customers" of our Notes to Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K for information on our significant customers for the current reporting period.

If we are unable to increase the number of large customers in key markets, then our operating results in the foreseeable future would be expected to continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that incorporate our products. In the future, these customers may decide not to purchase our products at all, purchase fewer products than they did in the past, or alter their purchasing patterns in some other way, particularly because:

- a significant portion of our sales are made on a purchase order basis, which allows our customers to cancel, change or delay product purchase commitments with relatively short notice to us;

- customers may purchase similar products from our competitors;

- customers may discontinue sales or lose market share in the markets for which they purchase our products;

- customers, particularly in jurisdictions such as China that may be subject to trade restrictions or tariffs, may develop their own solutions, vertically integrate which may reduce the need for our products, or acquire fully developed solutions from third-parties; or

- customers may be subject to severe business disruptions, including, but not limited to, those driven by recessions, financial instability, actual or threatened public health emergencies, such as the COVID-19 pandemic, other global or regional macroeconomic developments, or natural disasters.

In addition, there has been a trend toward customer consolidation in the semiconductor industry through business combinations, including mergers, asset acquisitions and strategic partnerships (for example, Cisco acquired Acacia Communications in 2021). Mergers or restructuring among our customers, or their end customers, could increase our customer concentration with a particular customer or reduce total demand as the combined entities reevaluate their business and consolidate their suppliers. Such future developments, particularly in those end markets that account for more significant portions of our revenues, could harm our business and our results of operations.

In addition, we may be unable to negotiate as favorable terms with larger customers whether those customers resulted from customer consolidation, merger integrations or other reasons, and any such less favorable terms could harm our business and our results of operations.

Given their dependence on semiconductor products to operate their data centers and to ensure continuity of supply and reduce direct costs, some large customers may begin developing and making their own semiconductor solutions which could result in a loss of business for Marvell.

In addition, our sales have recently been, and in the future may continue to be, concentrated in our data center end market. Sales into this end market have fluctuated significantly from period to period and year to year and will likely continue to fluctuate in the future. Customers in this end market may decide in the future not to purchase our products at all, purchase fewer products than they did in the past, or alter their purchasing patterns in some other way. A significant reduction in sales to this end market would greatly reduce our revenues and harm our financial condition and results of operations. Please see "Note 3 – Revenue" of our Notes to Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K for a more detailed description of sales into our data center end market.

Advances in artificial intelligence could disrupt our business model and materially adversely affect our results of operations and financial condition.

Rapid advances in artificial intelligence ("AI") and machine learning ("ML") technologies, including generative AI, could fundamentally alter the semiconductor industry and disrupt our business model and operations. AI-driven tools and platforms are increasingly being deployed across the integrated circuit ("IC") development lifecycle, including in chip architecture design, electronic design automation ("EDA"), layout optimization, verification, testing, and process node development. If AI-enabled efficiencies substantially reduce the complexity, cost, or time required to design, develop, and manufacture semiconductor products, our competitive position could be materially and adversely affected.

AI-driven design tools may lower traditional barriers to entry in the semiconductor industry by enabling new market participants, including technology companies that have not historically engaged in chip design, to develop high-performance, custom semiconductor solutions in-house with reduced reliance on third-party chip suppliers. This trend toward internal chip development, sometimes referred to as "insourcing" or "vertical integration," could reduce demand for our products and erode our market share. In particular, large cloud computing providers, automotive original equipment manufacturers, and other technology-focused enterprises have already begun investing in proprietary chip design capabilities, and advancements in AI may accelerate this trend.

AI and ML technologies may enable our existing competitors to achieve design and manufacturing efficiencies that we are unable to match, thereby diminishing or eliminating our current technological or cost advantages. Competitors that more effectively integrate AI into their IC development workflows may be able to bring products to market faster, at lower cost, or with superior performance characteristics compared to our offerings. If we fail to adopt and integrate AI technologies into our own design and development processes at a pace consistent with or faster than our competitors, our products could become less competitive, which would have a material adverse effect on our revenue and profitability.

AI-generated efficiencies may compress product development cycles across the industry, which could shorten the useful commercial life of our existing products and reduce the return on our research and development investments. As AI tools enable more rapid iteration and optimization of chip designs, customers may expect faster product refresh cycles, placing additional pressure on our research and development resources and potentially leading to accelerated inventory obsolescence.

Our investment in AI-related capabilities may not yield the anticipated benefits. Developing, acquiring, or integrating AI-driven tools and talent into our operations will require significant capital expenditures and operational resources, and there is no assurance that these investments will generate a return sufficient to justify their cost. Additionally, the deployment of AI technologies in our design and manufacturing processes may introduce new and unforeseen risks, including design errors, security vulnerabilities, intellectual property concerns, and regulatory compliance challenges that could increase our costs, expose us to liability, or delay product launches. See also, "*Costs related to defective products could have a material adverse effect on us*" and "*Cybersecurity risks could adversely affect our business and disrupt our operations*" for additional information.

AI technologies may disrupt the broader semiconductor supply chain and ecosystem in ways that are difficult to predict. For example, AI-driven advances in chiplet-based architectures, advanced packaging, or novel materials science could render certain of our existing product lines, manufacturing processes, or intellectual property less valuable or obsolete. Furthermore, the increasing use of AI in semiconductor design raises complex and evolving questions around intellectual property ownership, patentability, and trade secret protection, and the legal frameworks governing these issues remain uncertain and may develop in ways that are unfavorable to our business. See also, "*We may be unable to protect our intellectual property, which would negatively affect our ability to compete*" for additional information.

We cannot predict the pace or trajectory of AI development or the extent to which AI-driven disruption will affect the semiconductor industry. If we are unable to anticipate and adapt to these changes in a timely and effective manner, our business, financial condition, results of operations, and competitive position could be materially and adversely affected.

We face risks related to recessions, inflation, stagflation and other macroeconomic conditions.

Customer demand for our products may be impacted by weak macroeconomic conditions, inflation, stagflation, recessionary or lower-growth environments, high or rising interest rates, equity market volatility or other negative economic factors in the U.S. or other nations. For example, under these conditions or expectation of such conditions, our customers may cancel orders, delay purchasing decisions or reduce their use of our services. In addition, these economic conditions have resulted in the past, and could result in the future, in higher inventory levels and the resulting excess capacity charges from our manufacturing partners if we need to slow production to reduce inventory levels. Further, in the event of a recession or threat of a recession our manufacturing partners, suppliers, distributors, and other third-party partners may suffer their own financial and economic challenges and as a result they may demand pricing accommodations, delay payment, or become insolvent, which could harm our ability to meet our customer demands or collect revenue or otherwise could harm our business. Similarly, disruptions in financial and/or credit markets may impact our ability to manage normal commercial relationships with our manufacturing partners, customers, suppliers and creditors and might cause us to not be able to continue to access preferred sources of liquidity when we would like, and our borrowing costs could increase. Thus, if general macroeconomic conditions, or conditions in the semiconductor industry, or conditions in our customer end markets deteriorate or experience a sustained period of weakness or slower growth, our business and financial results could be materially and adversely affected.

In addition to the above risks related to economic conditions, the U.S. has implemented a series of tariffs targeting various nations and industries. These announcements have triggered global reactions, affecting markets, slowing global economic growth, and heightening concerns about broader financial instability. Tariffs and escalations of trade tensions between the U.S. and its trading partners, especially China, and the decoupling of global economies could result in a global economic slowdown and long-term changes to global trade. See also, "*Adverse changes in the political, regulatory and economic policies of governments in connection with trade with China and Chinese customers have reduced the demand for our products and damaged our business*" and "*Changes to U.S. or foreign tax, trade policy, government incentives, tariff and import/export regulations may have a material adverse effect on our business, financial condition and results of operations.*"

In addition, we are also subject to risk from inflation and increasing market prices of certain components, supplies, and commodity raw materials, which are incorporated into our end products or used by our manufacturing partners or suppliers to manufacture our end products. These components, supplies and commodities have from time to time become restricted, or general market factors and conditions have in the past and may in the future affect pricing of such components, supplies and commodities (such as inflation or supply chain constraints). As trade tensions escalate, our and our customers' global supply chains may face disruptions, reducing international trade efficiency. See also, *"Our gross margin and results of operations may be adversely affected in the future by a number of factors, including decreases in our average selling prices of products over time, shifts in our product mix, or price increases of certain components or third-party services due to inflation, supply chain constraints, or for other reasons."*

We are subject to order and shipment uncertainties. If we are unable to accurately predict customer demand, we may hold excess or obsolete inventory, which would reduce our gross margin. Conversely, we may have insufficient inventory or be unable to obtain the supplies or contract manufacturing capacity to meet demand, which would result in lost revenue opportunities and potential loss of market share as well as damaged customer relationships.

We typically sell products pursuant to purchase orders rather than long-term purchase commitments. Some of our customers have, and others may in the future, cancel or defer purchase orders on short notice without incurring a significant penalty. In addition, customers who have purchase commitments may not honor those commitments. Due to their inability to predict demand or for other reasons, during the last few years some of our customers have accumulated excess inventories and, as a consequence, they either have deferred or they may defer future purchases of our products. We cannot accurately predict what or how many products our customers will need in the future. Anticipating demand is difficult because our customers face unpredictable demand for their own products and are increasingly focused more on cash preservation and tighter inventory management.

We place orders with our suppliers based on forecasts of customer demand and, in some instances, may establish buffer inventories to accommodate anticipated demand. Our forecasts are based on multiple assumptions, each of which may introduce error into our estimates. For example, our ability to accurately forecast customer demand may be impaired by the delays inherent in our customer's product development processes, which may include extensive qualification and testing of components included in their products, including ours. In many cases, they design their products to use components from multiple suppliers. This creates the risk that our customers may decide to cancel or change product plans for products incorporating our semiconductor solutions prior to completion, which makes it even more difficult to forecast customer demand. In addition, while many of our customers are subject to purchase orders or other agreements that do not allow for cancellation, there can be no assurance that these customers will honor these contract terms and cancellation of these orders may adversely affect our business operations and demand forecast which is the basis for us to have products made.

Our products are incorporated into complex devices and systems, which creates supply chain cross-dependencies. Due to cross dependencies, supply chain disruptions have in the past and may in the future negatively impact the demand for our products. We have a limited ability to predict the timing of a supply chain correction. As we have a broad product portfolio and diversified products with many different SKUs, significant supply chain disruptions will cause us to have more work-in-process inventories that we hold to provide us with more flexibility to support our customers. If we cannot predict future customer demand or supply chain disruptions, then we may hold excess or obsolete inventory. Moreover, significant supply chain disruption may negatively impact the timing of our product shipments and revenue shipment linearity which may impact and extend our cash conversion cycle. In addition, the market share of our customers could be adversely impacted on a long-term basis due to any protracted supply chain disruption, which could negatively affect our results of operations. See also, *"We rely on our manufacturing partners for the manufacture, assembly, testing and packaging of our products, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested or to be able to fulfill our orders could damage our relationships with our customers, decrease our sales and limit our ability to grow our business"* for additional information on the impacts of supply chain cross-dependencies on our business.

If we overestimate customer demand, our excess or obsolete inventory may increase significantly, which would reduce our gross margin and adversely affect our financial results. The risk of obsolescence and/or excess inventory is heightened for semiconductor solutions due to the rapidly changing market for these types of products. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would miss revenue opportunities and potentially lose market share and damage our customer relationships. In addition, any future significant cancellations or deferrals of product orders or the return of previously sold products could materially and adversely affect our profit margins, increase product obsolescence and restrict our ability to fund our operations.

We operate in intensely competitive markets. Our failure to compete effectively would harm our results of operations.

The semiconductor industry is extremely competitive. We currently compete with a number of large domestic and international companies in the business of designing semiconductor solutions and related applications, some of which have greater financial, technical and management resources than us. In addition, efforts to introduce new products into markets with entrenched competitors will expose us to additional competitive pressures. For example, we are facing, and expect we will continue to face, significant competition in the infrastructure, cloud and data center and networking markets. Additionally, customer expectations and requirements have been evolving rapidly. For example, customers now expect us to provide turnkey solutions and commit to future roadmaps that have technical risks.

Some of our competitors may be better situated to meet changing customer needs and secure design wins. Increasing competition in the markets in which we operate may negatively impact our revenue and gross margins. For example, competitors with greater financial resources may be able to offer lower prices than us, or they may offer additional products, services or other incentives that we may not be able to match.

We also may experience discriminatory or anti-competitive practices by our competitors that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business. In addition, some of these competitors may use their market power to dissuade our customers from purchasing from us.

In addition, many of our competitors operate and maintain their own fabrication facilities and have longer operating histories, greater name recognition, larger customer bases, and greater sales, marketing and distribution resources than we do.

Moreover, the semiconductor industry has experienced increased consolidation over the past several years. For example, AMD acquired Xilinx, Inc. in February 2022 and Pensando Systems in May 2022, Qualcomm acquired Veonner in April 2022, and Broadcom acquired VMware in November 2023. Consolidation among our competitors has led, and in the future could lead, to a changing competitive landscape, capabilities and market share, which could put us at a competitive disadvantage and harm our results of operations.

Our gross margin and results of operations may be adversely affected in the future by a number of factors, including decreases in our average selling prices of products over time, shifts in our product mix, or price increases of certain components or third-party services due to inflation, supply chain constraints, or for other reasons.

The products we develop and sell are primarily used for high-volume applications. While prices of our products have increased at times due to inflation and additional costs resulting from securing an increase in supply, the prices of our products have historically decreased. We expect that the average unit selling prices of our products will continue to be subject to significant pricing pressures. In addition, our more recently introduced products tend to have higher associated costs because of initial overall development and production expenses. Therefore, over time, we may not be able to maintain or improve our gross margin. Our financial results could suffer if we are unable to offset any reductions in our average selling prices by other cost reductions through efficiencies, introduction of higher margin products and other means.

To attract new customers or retain existing customers, we may offer certain price concessions to certain customers, which could cause our average selling prices and gross margin to decline. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or by our competitors and other factors. We expect to continue to have to reduce prices of existing products in the future. Moreover, because of the wide price differences across the markets we serve, the mix and types of performance capabilities of our products sold may affect the average selling prices of our products and have a substantial impact on our revenue and margin. We may enter new markets in which a significant amount of competition exists, and this may require us to sell our products with lower gross margin than we earn in our established businesses. If we are successful in growing revenue in these markets, our overall margin may decline. Fluctuations in the mix and types of our products may also affect the extent to which we are able to recover the fixed costs and investments associated with a particular product, and as a result may harm our financial results.

Additionally, because we do not operate our own manufacturing, assembly, testing or packaging facilities, we are not able to reduce our costs as rapidly as companies that operate their own facilities and our costs may even increase, which could also reduce our gross margin. Our margin could also be impacted, for example, by the following factors: increased costs (including increased costs caused by tariffs, inflation, higher interest rates, or supply chain constraints); loss of cost savings if parts ordering does not correctly anticipate product demand or if the financial health of either our manufacturers partners or our suppliers deteriorates; excess inventory, or inventory holding and obsolescence charges. In addition, we are subject to risks from fluctuating market prices of certain components, which are incorporated into our products or used by our suppliers to manufacture our products. Supplies of these components may from time to time become restricted, or general market factors and conditions such as inflation or supply chain constraints have in the past affected, currently affect and may in the future affect pricing of such commodities. For example, during the first few quarters of fiscal 2023 supply shortages in the semiconductor industry of multi-layer complex substrates, IC packaging capacity and fab constraints resulted in increased lead times, inability to meet demand, and increased costs. Any increase in the price of components used in our products will adversely affect our margin.

We may enter into new markets, including markets with different business models, as a result of our acquisitions or for other reasons that may reduce our gross margin and operating margin. For example, for certain products we use an ASIC model to offer end-to-end solutions for intellectual property, design team, fab and packaging to deliver a tested, yielded product to customers. This business model tends to have a lower gross margin. In addition, the costs related to this type of business model typically include significant NRE costs that customers pay based on the completion of milestones. Our operating margin may decline if our customers do not agree to pay for NREs, if they do not pay enough to cover the costs we incur in connection with NREs, or non-payment of previously agreed NRE costs. In addition, our operating margin may decline if we are unable to sell products in sufficient volumes to cover the development costs that we have incurred. In addition, the ASIC business model requires us to use third-party intellectual property and we may lose business or experience reputational harm if third parties, including customers, lose confidence in our ability to protect their intellectual property rights. With respect to risks related to our use of third-party intellectual property, see also, "*We have been named as a party to several legal proceedings and may be named in additional ones in the future, including litigation involving our patents and other intellectual property, which could subject us to liability, require us to indemnify our customers, require us to obtain or renew licenses, require us to stop selling our products or force us to redesign our products.*"

WE ARE VULNERABLE TO PRODUCT DEVELOPMENT AND MANUFACTURING-RELATED RISKS

We rely on our manufacturing partners for the manufacture, assembly, testing and packaging of our products, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested or to be able to fulfill our orders could damage our relationships with our customers, decrease our sales and limit our ability to grow our business.

We do not have our own manufacturing, assembly or packaging facilities and have very limited in-house testing facilities. Therefore, we currently rely on several third-party manufacturing partners to produce our products. We also currently rely on several third-party assembly, testing and packaging subcontractors to assemble, package and test our products. This exposes us to a variety of risks, including the following:

Regional Concentration

Most of our products are manufactured by third-party foundries located in Taiwan, and other sources are located in China, Germany, South Korea, Singapore and the United States. In addition, most of our third-party assembly, testing and packaging facilities are located in China, Malaysia, Singapore, Taiwan and Canada. Because of the geographic concentration of most of these third-party foundries, as well as most of our assembly, testing and packaging subcontractors, we are exposed to the risk that their operations may be disrupted by regional events including, for example, droughts, earthquakes (particularly in Taiwan and elsewhere in the Pacific Rim close to fault lines), tsunamis or typhoons, severe storms, power outages, or by actual or threatened public health emergencies such as the COVID-19 pandemic and future pandemics, or by political, social or economic instability, or by geopolitical tensions and conflicts. For example, we were impacted by COVID outbreaks in Asia in the first half of fiscal 2023 that resulted in closed factories, clogged ports and a shortage of workers as officials imposed lockdowns and mass testing requirements. In the case of such an event, our revenue, cost of goods sold and results of operations may be negatively impacted. In addition, there are limited numbers of alternative foundries capable of producing advanced technologies and identifying and implementing alternative manufacturing facilities would be time consuming. Although there is a movement in the U.S. to build more foundries locally and the U.S. government is providing funds or other incentives for certain companies to do so, we do not expect that such foundries will be available to us to produce certain types of advanced technologies any time soon, if ever. If we need to utilize alternate manufacturing facilities, either in Taiwan or elsewhere, we could experience significant expenses and delays in product shipments, which could harm our results of operations.

No Guarantee of Capacity or Supply

The ability of each of our manufacturing partners to provide us with materials and services is limited by its available capacity and existing obligations. When demand is strong, availability of our partners' capacity may be constrained or not available, and with certain exceptions, our vendors are not obligated to perform services or supply products to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. We place our orders on the basis of our customers' purchase orders or our forecast of customer demand, and most of our manufacturing partners can allocate capacity to the production of other companies' products and reduce deliveries to us on short notice. It is possible that their customers that are larger and better financed than we are or that have long-term agreements with our main foundries may induce them to reallocate capacity to those customers. Most of our manufacturing partners may reallocate capacity to their customers offering them a better margin or rate of return than provided by us. This reallocation could impair our ability to secure the supply of components that we need. Moreover, if any of our third-party manufacturing partners or other suppliers are unable to secure the necessary raw materials from their suppliers, lose benefits under material agreements, experience power outages or labor shortages, or lack sufficient capacity to manufacture our products, encounter financial difficulties or suffer any other disruption or reduction in efficiency, we may encounter supply delays or disruptions, which could harm our business or results of operations.

There are a very limited number of foundries and consolidation of the foundries that provide services to us or to the semiconductor industry due to bankruptcy or through business combinations, including mergers, asset acquisitions and strategic partnerships may adversely impact us. A foundry, supplier or other manufacturing partner could become unavailable to us if it is acquired by a competitor or a large company that may change the scope of the offerings. Or a foundry may not be suitable for us if it does not invest in, or have the ability to manufacture, advanced technologies. In particular, as we and others in our industry transition to smaller geometries, our manufacturing partners may be supply constrained or may charge premiums for these advanced technologies, which may harm our business or results of operations. See also, *"We may experience increased actual and opportunity costs as a result of our transition to smaller geometry process technologies."* In addition, a foundry or supplier may become unavailable to us as a result of economic or political instability. Any disruption to our manufacturing partners could result in a material decline in our revenue, net income and cash flow.

We have in the past including in the first few quarters of fiscal 2023, and may in the future, experienced a number of industry-wide supply constraints. These supply challenges have in the past, and may in the future, limited our ability to fully satisfy demand for some of our products.

While we attempt to create multiple sources for our products, most of our products are not manufactured at more than one foundry at any given time, and our products typically are designed to be manufactured in a specific process at only one of these foundries. Accordingly, if one of our foundries is unable to provide us with components as needed, it would be difficult for us to transition the manufacture of our products to other foundries, and we could experience significant delays in securing sufficient supplies of those components. Any disruption to our foundry partners could result in a material decline in our revenue, net income and cash flow. In addition, our assembly, testing and packaging partners may be single sourced and it may be difficult for us to transition to other manufacturing partners for these services.

In order to secure sufficient capacity when demand is high and to mitigate the risks described in the foregoing paragraph, we have entered into, and in the future may enter into, various arrangements with certain manufacturing partners or other suppliers that could be costly and harm our results of operations, such as nonrefundable deposits with, or loans to, such parties in exchange for capacity commitments, or contracts that commit us to purchase specified quantities of components over extended periods. We may not be able to make such arrangements in the future in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility, and not be on terms favorable to us. Moreover, if we are able to secure capacity, we may be obligated to use all of that capacity or incur penalties. These penalties may be expensive and could harm our financial results.

During the first few quarters of fiscal 2023, supply shortages in the semiconductor industry of multi-layer complex substrates, IC packaging capacity, and specific wafer process node constraints resulted in increased lead times, inability to meet demand, and increased costs. Because of the geographic concentration of some of these suppliers, we are exposed to the risk that their operations may be disrupted by regional events including droughts, earthquakes (particularly in Taiwan and elsewhere in the Pacific Rim close to fault lines), tsunamis or typhoons, severe storms, power outages, or by actual or threatened public health emergencies such as the COVID-19 pandemic, or by political, social or economic instability. In addition, while the Russian invasion of Ukraine has not had a direct material impact on us due to our limited sales to Russia and Ukraine, we are unable to predict the indirect impact this conflict will have on us due to impacts on the supply chain, global and domestic economies, interest rates and stock markets. Moreover, while the current armed conflict in Israel and the Middle East is not currently expected to have a material impact on us, we are unable to predict the full impact this conflict will have on us or our operations in Israel due to impacts on the supply chain, global and domestic economies, interest rates and stock markets.

Uncertain Yields and Quality

The fabrication of our products is a complex and technically demanding process. Our manufacturing partners have from time to time experienced manufacturing defects and lower manufacturing yields, which are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by our foundries could result in lower than anticipated manufacturing yields or unacceptable performance. In addition, we may face lower manufacturing yields and reduced quality in the process of ramping up and diversifying our manufacturing partners. Poor yields from our manufacturing partners, or defects, integration issues or other performance problems with our products could cause us significant customer relations and business reputation problems, harm our financial performance and result in financial or other damages to our customers. Our customers could also seek damages in connection with product liability claims, which would likely be time consuming and costly to defend. In addition, defects could result in other significant costs. See also, *"Costs related to defective products could have a material adverse effect on us."*

Because we rely on outside manufacturing partners, we have a reduced ability to directly control product delivery schedules and quality assurance, which has in the past and may in the future result in product shortages or quality assurance problems that delay shipments or increase costs.

Commodity Prices

We are also subject to risk from increasing or fluctuating market prices of certain commodity raw materials, including gold and copper, which are incorporated into our end products or used by our suppliers to manufacture our end products. Supplies for such commodities have from time to time become restricted, or general market factors and conditions have in the past affected and may in the future affect pricing of such commodities (such as inflation or supply chain constraints).

We may experience increased actual and opportunity costs as a result of our transition to smaller geometry process technologies.

In order to remain competitive, we have transitioned, and expect to continue to transition, our semiconductor products to increasingly smaller line width geometries. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies. We also evaluate the costs of migrating to smaller geometry process technologies including both actual costs such as increased mask costs and wafer costs and increased costs related to EDA (electronic design automation) tools and the opportunity costs related to the technologies we choose to forego. These transitions are imperative for us to be competitive with the rest of the industry and to target some of our product development in high growth areas to these advanced nodes, which has resulted in significant initial design and development costs.

We have been, and may continue to be, dependent on our relationships with our manufacturing partners to transition to smaller geometry processes successfully. We cannot ensure that the partners we use will be able to effectively manage any future transitions. In addition, there are a very limited number of foundries capable of producing advanced technologies, and identifying and implementing alternative manufacturing facilities would be time consuming. If we or any of our partners experience significant delays in a future transition or fail to efficiently implement a transition, we could experience reduced manufacturing yields, delays in product deliveries and increased expenses, all of which could harm our relationships with our customers and our results of operations.

As smaller geometry processes become more prevalent, we expect to continue to integrate greater levels of functionality, as well as customer and third-party intellectual property, into our products. However, we may not be able to achieve higher levels of design integration or deliver new integrated products on a timely basis, if at all. Moreover, even if we are able to achieve higher levels of design integration, such integration may have a short-term adverse impact on our results of operations, as we may reduce our revenue by integrating the functionality of multiple chips into a single chip.

We rely on our customers to design our products into their systems, and the nature of the design process requires us to incur expenses prior to customer commitments to use our products or recognizing revenues associated with those expenses which may adversely affect our financial results.

One of our primary focuses is on winning competitive bid selection processes, known as "design wins," to develop products for use in our customers' products. We devote significant time and resources in working with our customers' system designers to understand their future needs and to provide products that we believe will meet those needs and these bid selection processes can be lengthy. If a customer's system designer initially chooses a competitor's product, it becomes significantly more difficult for us to sell our products for use in that system because changing suppliers can involve significant cost, time, effort and risk for our customers. Thus, our failure to win a competitive bid can result in our foregoing revenues from a given customer's product line for the life of that product. In addition, design opportunities may be infrequent or delayed. Our ability to compete in the future will depend, in large part, on our ability to design products to ensure compliance with our customers' and potential customers' specifications. We expect to invest significant time and resources and to incur significant expenses to design our products to ensure compliance with relevant specifications.

We often incur significant expenditures in the development of a new product without any assurance that our customers' system designers will select our product for use in their applications. We often are required to anticipate which product designs will generate demand in advance of our customers expressly indicating a need for that particular design. Even if our customers' system designers select our products, a substantial period of time will elapse before we generate revenues related to the significant expenses we have incurred.

The reasons for this delay generally include the following elements of our product sales and development cycle timeline and related influences:

- our customers usually require a comprehensive technical evaluation of our products before they incorporate them into their designs;

- it can take from six months to three years from the time our products are selected to commence commercial shipments; and

- our customers may experience changed market conditions or product development issues.

The resources devoted to product development and sales and marketing may not generate material revenue for us, and from time to time, we may need to write off excess and obsolete inventory if we have produced product in anticipation of expected demand. We may spend resources on the development of products that our customers may not adopt. If we incur significant expenses and investments in inventory in the future that we are not able to recover, and we are not able to compensate for those expenses, our operating results could be adversely affected. In addition, if we sell our products at reduced prices in anticipation of cost reductions but still hold higher cost products in inventory, our operating results would be harmed.

Additionally, even if system designers use our products in their systems, we cannot assure you that these systems will be commercially successful or that we will receive significant revenue from the sales of our products for those systems. As a result, we may be unable to accurately forecast the volume and timing of our orders and revenues associated with any new product introductions.

We have in the past, and may continue to, make custom or semi-custom products on an exclusive basis for some of our customers for a negotiated period of time. The percentage of our sales related to custom or semi-custom products has been increasing over the last few years. Any revenue from sales of our custom or semi-custom products is directly related to sales of the third-party customer's products and reflective of their success in the market. We have no control over the marketing efforts of these third-party customers and cannot make any assurances that sales of their products will be successful in current or future years. The demand for our custom products also depends on how well they perform in the customer's intended application. Even if we execute according to the customer's specifications, there is no guarantee that the customer's design will meet their performance needs. In addition, if these customers are bought by our competitors or other third parties, they may terminate agreements related to these custom or semi-custom products or otherwise limit our access to technology necessary for the production of these products. As a result, there may be no other customers for these products due to their custom or semi-custom nature. Consequently, we may not fully realize our expectations for custom or semi-custom product revenue and our operating results may be adversely affected.

Additionally, failure of our customers to agree to pay for NRE costs or failure to pay enough to cover the costs we incur in connection with NREs, or non-payment of previously agreed NRE costs due to us, can harm our financial results.

If we are unable to develop and introduce new and enhanced products that achieve market acceptance in a timely and cost-effective manner, our results of operations and competitive position will be harmed.

Our future success will depend on our ability to develop and introduce new products and enhancements to our existing products that address customer requirements, in a timely and cost-effective manner and are competitive as to a variety of factors. For example, we must successfully identify customer requirements and design, develop and produce products on time that compete effectively as to price, functionality and performance. We sell products in markets that are characterized by rapid technological change, evolving industry standards, frequent new product introductions, and increasing demand for higher levels of integration and smaller process geometries. If we do not accurately predict which new product features or requirements our customers will want in the future and adjust our business ahead of time, we could lose market share, face unexpected costs, and accumulate excess inventory, which would negatively affect our business and results of operations. See also, "*We rely on our customers to design our products into their systems, and the nature of the design process requires us to incur expenses prior to customer commitments to use our products or recognizing revenues associated with those expenses which may adversely affect our financial results.*"

In addition, the development of new semiconductor solutions is highly complex and, due to a variety of factors, including supply chain cross-dependencies, dependencies on EDA and similar tools, dependencies on the use of third-party, business partner or customer intellectual property, collaboration and synchronization requirements with business partners and customers, requirements to establish new manufacturing, testing, assembly and packing processes, and other factors, we may experience delays in completing the design, development, production and introduction of our new products. Any delays could result in increased development costs, hurt our customer relationships including our ability to win new designs, resulting in lost potential future revenue, or impact our ability to allocate resources to other projects. See also, "*We rely on our manufacturing partners for the manufacture, assembly, testing and packaging of our products, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested or to be able to fulfill our orders could damage our relationships with our customers, decrease our sales and limit our ability to grow our business*" for additional information on the impacts of supply chain cross-dependencies on our business.

Our ability to adapt to changes and to anticipate future industry standards, and the rate of adoption and acceptance of those standards, will be a significant factor in maintaining or improving our competitive position and prospects for growth. We may also have to incur substantial unanticipated costs to comply with these new standards. Our success will also depend on the ability of our customers to develop new products and enhance existing products for the markets they serve and to introduce and promote those products successfully and in a timely manner. Even if we and our customers introduce new and enhanced products to the market, those products may not achieve market acceptance.

Some of our customers require our products and our third-party manufacturing partners to undergo a lengthy and expensive qualification process which does not assure product sales. If we are unsuccessful or delayed in qualifying these products with a customer, our business and operating results would suffer.

Prior to purchasing our products, some of our customers require that both our products and our third-party manufacturing partners undergo extensive qualification processes, which involve testing of our products in the customers' systems, as well as testing for reliability. This qualification process can take several months and qualification of a product by a customer does not assure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision in our third-party manufacturing partners' process or our selection of a new supplier may require a new qualification process with our customers, which may result in delays and in our holding excess or obsolete inventory. After our products are qualified, it can take several months or more before the customer commences volume production of components or systems that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, to qualify our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying these products with a customer, sales of the products to the customer may be precluded or delayed, which may impede our growth and cause our business to suffer.

Costs related to defective products could have a material adverse effect on us.

We make highly complex semiconductor solutions and, accordingly, there is a risk of defects in our products. Such defects can give rise to the significant costs noted below. Moreover, since the cost of replacing defective products is often much higher than the value of the products themselves, we are subject to damage claims from customers in excess of the amounts they pay us for our products, including consequential damages. We also face exposure to potential liability resulting from the fact that our customers typically integrate the semiconductor solutions we sell into numerous consumer products. We are exposed to product liability claims if our semiconductor solutions or the consumer products integrated with our semiconductor solutions malfunction. In addition, our customers may issue recalls on their products if they prove to be defective or make compensatory payments in accordance with industry or business practice or in order to maintain good customer relationships. If such recalls or payments are the result of a defect in one of our products, our customers may seek to recover all or a portion of their losses from us. Recalls of our customers' products in certain end-markets, such as with our base station customers, may cause us to incur significant costs.

In addition, despite our testing procedures, we cannot ensure that errors will not be found in new products or releases after commencement of commercial shipments in the future. Such errors could result in:

- loss of or delay in market acceptance of our products;

- material recall and replacement costs;

- delay in revenue recognition or loss of revenue;

- writing down the inventory of defective products;

- the diversion of the attention of our engineering employees from product development efforts;

- our having to defend against litigation related to defective products or related property damage or personal injury; and

- damage to our reputation in the industry that could adversely affect our relationships with our customers.

In addition, the process of identifying a recalled product in devices that have been widely distributed may be lengthy and require significant resources. We may have difficulty identifying the end customers of the defective products in the field, which may cause us to incur significant replacement costs, contract damage claims from our customers and further reputational harm. Any of these problems could materially and adversely affect our results of operations.

Despite our best efforts, security vulnerabilities may exist with respect to our products. Mitigation techniques designed to address such security vulnerabilities, including software and firmware updates or other preventative measures, may not operate as intended or effectively resolve such vulnerabilities. Software and firmware updates and/or other mitigation efforts may result in performance issues, system instability, data loss or corruption, unpredictable system behavior, or the theft of data by third parties, any of which could significantly harm our business and reputation. We may depend on our business partners or on other third parties, such as customers and end users, to deploy our mitigations alone or as part of their own mitigations, and they may delay, decline or modify the implementation of such mitigations. See also, *"Cybersecurity risks could adversely affect our business and disrupt our operations."*

We rely on third-party distributors and manufacturers' representatives and the failure of these distributors and manufacturers' representatives to perform as expected could reduce our future sales.

From time to time, we enter into relationships with distributors and manufacturers' representatives to sell our products, and we are unable to predict the extent to which these partners will be successful in marketing and selling our products. Moreover, many of our distributors and manufacturers' representatives also market and sell competing products, and may terminate their relationships with us at any time. Our future performance will also depend, in part, on our ability to attract additional distributors or manufacturers' representatives that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. If we cannot retain or attract distributors or manufacturers' representatives, or if any of our distributors or manufacturer's representatives are unsuccessful in marketing and selling our products or terminate their relationships with us, our sales and results of operations will be harmed.

WE OPERATE GLOBALLY AND ARE SUBJECT TO SIGNIFICANT RISKS IN MANY JURISDICTIONS

Adverse changes in the political, regulatory and economic policies of governments in connection with trade with China and Chinese customers have reduced the demand for our products and damaged our business.

Regulatory activity, such as tariffs, export controls and sanctions, economic sanctions, and related laws have in the past and may continue to materially limit our ability to make sales to customers in China, which has in the past and may continue to harm our results of operations, reputation and financial condition. Moreover, to the extent the governments of China, the United States or other countries seek to promote use of domestically produced products or to reduce the dependence upon or use of products from another country (sometimes referred to as "decoupling"), they may adopt or apply regulations or policies that have the effect of reducing business opportunities for us. Such actions may take the form of specific restrictions on particular customers, products, technology areas, or business combinations. For example, in the area of investments and mergers and acquisitions, the United States announced new requirements for approval by the United States government of outbound investments; and the approval by China regulatory authorities is required for business combinations of companies that conduct business in China over specific thresholds, regardless of where those businesses are based. Restrictions may also be imposed based on whether the supplier is considered unreliable or a security risk. For example, the Chinese government adopted a law that would restrict purchases from suppliers deemed to be "unreliable suppliers". In May 2023, the Cyberspace Administration of China banned the sale of Micron Technology, Inc.'s products to certain entities in China and stated that such products pose significant security risks to China's critical information infrastructure supply chain and national security. In addition, China has in the past and may in the future use export controls to restrict rare earth minerals, and access to rare earth minerals has been used in the past and could be used in the future as a geopolitical tool in trade negotiations between the United States and China. In addition, China has responded, seemingly in retaliation to tariffs on imported goods, by announcing antitrust probes against certain U.S. technology companies. While we are not currently the subject of such an antitrust probe, there can be no assurance that such a probe will not be initiated in the future, which may result in substantial costs and may divert our attention and resources. While we do not expect these announced restrictions to materially impact us, any export restrictions reducing our ability to conduct business can adversely impact our revenues, profits and results of operations.

Concerns that semiconductors are necessary for national security, manufacturing and critical infrastructure, as well as concerns of their potential use to restrict human rights, has led to increased U.S. export restrictions impacting sales of semiconductors and semiconductor technology to China or specific customers in China. While most of our products that are shipped to China are processed and placed into larger systems, after which they are distributed to customers in global markets outside of China, a small portion of our products are shipped into China and remain there. For example, the addition of certain companies to the Entity List, which places export restrictions on certain foreign persons or entities by the U.S. Department of Commerce's Bureau of Industry and Security (the "BIS"), has dampened demand for our products. Due to the U.S. government restricting sales to certain customers in China, sales to some customers require licenses for us to export our products; however, in the past some of these licenses have been delayed or denied and there can be no assurances that requests for future licenses will be approved by the U.S. government. In addition, certain existing export licenses to China may be revoked due to changes in U.S. government policy. In February 2022, the U.S. National Science and Technology Council published an updated list of critical and emerging technologies, which includes semiconductors, as part of an ongoing effort to identify advanced technologies that are potentially significant to U.S. national security, which could result in more stringent export controls or a greater number of our products requiring a license for export to China. In addition, the BIS released new controls on the export of advanced computing and semiconductor manufacturing items to China as well as transactions related to supercomputer end-uses in China with the aim of addressing U.S. national security and foreign policy concerns. The regulations published in October 2022 included new restrictions on U.S. persons with respect to activities that are not subject to the Export Administration Regulations ("EAR"), which differs from the agency's historical approach of controlling items that are subject to the EAR, and the regulations published in October 2023, November 2024, and January 2025 expanded the October 2022 rule imposing additional licensing requirements for exports to China (and certain other countries) of integrated circuits exceeding certain performance thresholds, expanding the jurisdiction of the EAR to more foreign made items in certain cases, amending the definition of advanced node, and adding further entities to the Entity List. In January 2025, the AI Diffusion Rule was issued. Then in May 2025, the BIS said it intends to cancel the AI Diffusion Rule and release new rules. The BIS announcement creates uncertainty about what products, technologies, or software might be covered by future rules. Export restrictions reducing our sales of products to China, have in the past and may in the future adversely impact our revenues, profits and results of operations.

In 2025, U.S. government interactions with U.S. semiconductor companies implied that as a condition to obtaining and maintaining export licenses for certain products and technologies destined for China, they remit to the U.S. government a fee equal to fifteen percent (15%) of the gross revenue derived from such China-related sales. In January 2026, BIS issued a new licensing policy related to chips from certain semiconductor companies, including a twenty-five percent (25%) tariff and other requirements. Historically, restrictions on sales to China were implemented by the U.S. government as national security measures that did not include revenue-sharing arrangements and export licensing was not tied to revenue sharing with the U.S. government. While these U.S. government actions did not impact Marvell, if such revenue sharing were to be imposed on our China-derived revenue, it could erode our gross margins, reduce our pricing flexibility, and potentially prompt us to curtail or discontinue sales in China.

In addition to direct impacts on our products there may be indirect impacts to our business that we cannot easily quantify such as the fact that export restrictions may also impact some of our other customers' products that incorporate ours as a component, or that may cause customers to develop their own products or solutions instead of purchasing from us or to acquire products or solutions from our competitors or other third-party sources. Moreover, concerns that U.S. companies may not be reliable suppliers as a result of the foregoing and other actions has caused, and may in the future cause, some of our customers in China to amass large inventories of our products well in advance of need or cause some of our customers to replace our products in favor of products from other suppliers. This can adversely affect accurately assessing our current and future demand for our products and our business.

Most of our products are manufactured by third-party foundries located in Taiwan. In addition to restrictions imposed by the United States or China on exports or imports from one another, we may be adversely impacted by export restrictions, labeling requirements or other trade related issues or disputes, or political conflicts or tensions between China and Taiwan as these restrictions and requirements could impact or delay the delivery of our products to our customers in China.

We typically sell products to customers in China pursuant to purchase orders rather than long term purchase commitments. Some customers in China may be able to cancel or defer purchase orders on short notice without incurring a penalty and, therefore, they may be more likely to do so while the tariffs and trade restrictions are in effect. See also, the Risk Factor entitled *"We are subject to order and shipment uncertainties. If we are unable to accurately predict customer demand, we may hold excess or obsolete inventory, which would reduce our gross margin. Conversely, we may have insufficient inventory or be unable to obtain the supplies or contract manufacturing capacity to meet demand, which would result in lost revenue opportunities and potential loss of market share as well as damaged customer relationships."*

Changes to U.S. or foreign tax, trade policy, government incentives, tariff and import/export regulations may have a material adverse effect on our business, financial condition and results of operations.

Changes in U.S. or foreign international tax, social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories or countries where we currently sell our products or conduct our business have in the past and could in the future adversely affect our business. The U.S. government has in the past, and may in the future, instituted or proposed changes in trade policies that included the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the U.S., economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the U.S. and other countries where we conduct our business. For example, in 2025 and 2026, the current presidential administration announced new tariffs on imports from many countries including Canada, China and Mexico. These new tariffs have not had a significant impact on the Company, however, any new tariffs and other changes in U.S. trade policy could trigger retaliatory actions by affected countries, which may adversely impact our business.

On April 14, 2025, the BIS announced the initiation of investigations into the effects on U.S. national security of imports of semiconductors under Section 232 of the Trade Expansion Act of 1962. The scope of the investigation includes semiconductors, semiconductor manufacturing equipment, and their derivative products including semiconductor substrates and bare wafers, legacy chips, leading-edge chips, microelectronics, and other components. While the results of this investigation are currently unknown, the investigation may result in additional tariffs and trade restrictions, which may adversely impact our business.

In addition, the U.S. government has in the past, and may in the future, adopted policies that discourage corporations from outsourcing manufacturing and production activities to foreign jurisdictions, including through tariffs or penalties on goods manufactured outside the U.S., which required us to change the way we conduct business. Political changes and trends such as populism, protectionism, economic nationalism and sentiment toward multinational companies and resulting changes to trade, tax or other laws and policies may be disruptive to our businesses. These changes in U.S. and foreign laws and policies have the potential to adversely impact the U.S. economy or certain sectors thereof, our industry and the global demand for our products, and as a result, could have a material adverse effect on our business, financial condition and results of operations. See also, "*Adverse changes in the political, regulatory and economic policies of governments in connection with trade with China and Chinese customers have reduced the demand for our products and damaged our business*" and *"Changes in existing taxation benefits, tax rules or tax practices may adversely affect our financial results*."

On May 1, 2025, we received notification that our application for government incentives in a foreign jurisdiction in which we operate had been approved by the necessary government agencies. Receipt of benefits under incentive agreements may depend on several factors, including but not limited to, our ability to fulfill commitments regarding employment of personnel, investment, or performance of specified activities in the applicable jurisdictions as well as changes in foreign laws. In addition, changes in our business plans, including divestitures, as well as changes to applicable laws, regulations, or government interpretations and audits could result in loss of benefits and termination of or renegotiation of an agreement. If our incentive agreement were terminated or renegotiated, or if our ultimate benefits received is less than we have recognized, results of operations and our financial position could be harmed.

We face additional risks due to the extent of our global operations since a majority of our products, and those of many of our customers, are manufactured and sold outside of the United States. The occurrence of any or a combination of the additional risks described below would significantly and negatively impact our business and results of operations.

A substantial portion of our business is conducted outside of the United States and, as a result, we are subject to foreign business, political and economic risks. Most of our products are manufactured by our manufacturing partners outside of the United States. Most of our current qualified integrated circuit foundries are located in the same region within Taiwan. In addition, our primary assembly, testing and packaging subcontractors are located in the Pacific Rim region. For example, a substantial amount of our revenue is derived from products manufactured in Taiwan and as a result, disruptions to business in Taiwan, whether political, military, natural disasters or other events will adversely impact our business. In addition, many of our customers have operations located outside of the United States, primarily in Asia, which further exposes us to foreign risks. Sales shipped to customers with operations in Asia represented approximately 77% and 75% of our net revenue in fiscal 2026 and 2025, respectively.

We also have substantial operations outside of the United States. We anticipate that our manufacturing, assembly, testing, packaging and sales outside of the United States will continue to account for a substantial portion of our operations and revenue in future periods.

Accordingly, we are subject to risks associated with international operations, including:

- political, social and economic instability, military hostilities including invasions, wars, terrorism, political unrest, boycotts, curtailment of trade and other business restrictions;

- volatile global economic conditions, including downturns or recessions in which some competitors may become more aggressive in their pricing practices, which would adversely impact our gross margin;

- compliance with domestic and foreign export and import regulations, including any pending changes thereto, and difficulties in obtaining and complying with domestic and foreign export, import and other governmental approvals, permits and licenses;

- local laws and practices that favor local companies, including business practices that are prohibited by the U.S. Foreign Corrupt Practices Act and other anti-corruption laws and regulations;

- difficulties in staffing, managing or closing foreign operations;

- natural disasters or other events, including droughts or other water shortages, earthquakes, fires, tsunamis and floods, or power outages;

- trade restrictions, higher tariffs, worsening trade relationship between the United States and China (or other countries), or changes in cross border taxation, particularly in light of the tariffs imposed by the U.S. government;

- transportation delays such as the blockage of the Suez Canal affecting the flow of trade out of Asia, port closures and similar logistical issues;

- difficulties in obtaining, managing or terminating foreign distributors;

- less effective protection of intellectual property than is afforded to us in the United States or other developed countries;

- inadequate local infrastructure;

- actual or threatened public health emergencies such as the COVID-19 pandemic on our operations, employees, customers and suppliers; and

- exposure to local banking, currency control and other financial-related risks.

For example, we are subject to risks related to armed conflict in Israel and the Middle East. We have employees in Israel. These employees may be impacted by: (1) disruptions to operations and business continuity, including physical damage or impaired access to company facilities, offices or technology, and disruptions in access to electricity, gasoline or water, and (2) workforce disruptions, including the mobilization of employees who are members of the Israeli military reserves to active duty, disrupted communication with employees in the conflict zone and restrictions on movement in areas subject to armed conflict. While these disruptions are not currently expected to have a material impact on us, at this time we are unable to predict the full impact this conflict will have on us and our employees in the future.

As a result of having global operations, the sudden disruption of the supply chain and/or disruption of the manufacture of our customer's products caused by events outside of our control has in the past and may in the future impact our results of operations by impairing our ability to timely and efficiently deliver our products. See also, "*We rely on our manufacturing partners for the manufacture, assembly, testing and packaging of our products, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested or to be able to fulfill our orders could damage our relationships with our customers, decrease our sales and limit our ability to grow our business.*"

Moreover, the international nature of our business subjects us to risk associated with the fluctuation of the U.S. dollar versus foreign currencies. Decreases in the value of the U.S. dollar versus currencies in jurisdictions where we have large fixed costs, or where our third-party manufacturing partners have significant costs, will increase the cost of such operations which could harm our results of operations. In addition, an appreciation of the U.S. dollar relative to the local currency could reduce sales of our products.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH THE RAPID GROWTH OF THE COMPANY AND WITH OUR STRATEGIC TRANSACTIONS

Recent, current and potential future acquisitions, strategic investments, divestitures, mergers or joint ventures may subject us to significant risks, any of which could harm our business.

Our long-term strategy has included in the past, and may continue to include in the future, identifying and acquiring, investing in or merging with suitable companies, or divesting certain business lines, assets or activities. In particular, over time, we may acquire, make investments in, or merge with providers of product offerings that complement our business or may terminate or dispose of business lines, assets or activities if they are no longer in alignment with our operational strategy and priorities. For example, on August 14, 2025, the Company sold its automotive ethernet business to Infineon Technologies AG for $2.5 billion in an all-cash transaction. On February 2, 2026, we completed our acquisition of Celestial AI, Inc. and on February 10, 2026, we completed our acquisition of XConn Technologies. This strategy, and our willingness to use cash to pay for acquisitions, may be adversely impacted by high or increasing interest rates.

Mergers, acquisitions and divestitures include a number of risks and present financial, managerial and operational challenges. Given that our resources are limited, any decision to pursue a transaction has opportunity costs; accordingly, if we pursue a particular transaction, we may need to forgo the prospect of entering into other transactions or making other capital allocation decisions that could help us achieve our strategic objectives.

Any acquired business, technology, service or product could significantly underperform relative to our expectations. Our acquisitions may not further our business strategy as we expected, we may not integrate an acquired company or technology as successfully as we expected, we may impose our business practices that adversely impact the acquired business or we may overpay for, or otherwise not realize the expected return on our investments, each or all of which could adversely affect our business or operating results and potentially cause impairment to assets that we recorded as a part of an acquisition including intangible assets and goodwill. In addition, the use of our stock to finance, or partially finance, an acquisition such as in our acquisitions of Celestial AI and XConn Technologies, will result in an increase in the number of outstanding shares and will reduce the ownership percentage of each of our outstanding stockholders. With respect to the Celestial AI transaction, we may be required to issue additional shares of our common stock through fiscal 2029.

When we decide to sell assets or a business, we may have difficulty selling on acceptable terms in a timely manner or at all. These circumstances could delay the achievement of our strategic objectives or cause us to incur additional expense, or we may sell a business or other assets at a price or on terms that are less favorable than we had anticipated, resulting in a loss on the transaction.

If we do enter into agreements with respect to acquisitions, divestitures, or other transactions, these transactions, or parts of these transactions, may fail to be completed due to factors such as: failure to obtain regulatory or other approvals; disputes or litigation; or difficulties obtaining financing for the transaction. In addition, such transactions are increasingly being subjected to regulatory review and other burdens, which could delay the closing of any transaction and greatly increase the costs related to such transaction. For example, in October 2024, the U.S. Federal Trade Commission announced new Hart-Scott-Rodino ("HSR") rules that greatly expand disclosure requirements and require significantly more time to prepare filings. While these new HSR rules may have been overturned recently, if no stay or emergency relief is granted, the October 2024 rules will again become effective. In addition, there have been other recent changes to rules related to merger transactions such as requirements to file certain national security-related transactions with the U.S. Department of War and the announcement of new merger control filing requirements in California that will become effective in January 2027.

If we fail to complete a transaction, we may nonetheless have incurred significant expenses in connection with such transaction. Failure to complete a pending transaction may result in negative publicity and a negative perception of us among the investment community.

Our use of cash to fund our acquisitions, or partially fund our acquisitions in the case of Celestial AI and XConn Technologies, has reduced our liquidity and may (i) limit our flexibility in responding to other business opportunities and (ii) increase our vulnerability to adverse economic and industry conditions. Furthermore, the financing agreements in connection with our outstanding indebtedness contain negative covenants, limitations on indebtedness, liens, sale and leaseback transactions and mergers and other fundamental changes. Our ability to comply with these negative covenants can be affected by events beyond our control. See also, *"We are subject to risks related to our debt obligations."*

For all these reasons, our pursuit of an acquisition, investment, divestiture, merger or joint venture could cause our actual results to differ materially from those anticipated.

We may not be able to scale our business quickly enough to meet our customers' needs or in an efficient manner, which could harm our operating results.

Over the last few years, we have rapidly increased in size. As a result, we have had to, and expect in the future to continue to need to, appropriately scale our business, internal systems and organization and to continue to improve our operational, financial and management controls, reporting systems and procedures, to serve our growing customer base. Even if we are able to upgrade our systems and expand our staff, any such expansion will likely be expensive and complex, requiring management's time and attention. We could also face inefficiencies, reduced productivity or operational failures as a result of our efforts to scale our business. Moreover, there are inherent risks associated with upgrading, improving and expanding our information technology systems. We cannot be sure that the expansion and improvements to our business operations will be fully or effectively implemented on a timely basis, if at all. Any failure of, or delay in, these efforts could negatively impact performance and financial results.

WE ARE SUBJECT TO CYBERSECURITY RISKS

Cybersecurity risks could adversely affect our business and disrupt our operations.

We depend heavily on our technology infrastructure and maintain and rely upon certain critical information systems for the effective operation of our business. We routinely collect and store sensitive data in our information systems, including intellectual property and other proprietary information about our business and that of our customers, suppliers and manufacturing and other business partners. These information technology systems are subject to damage or interruption from several potential sources, including, but not limited to, natural disasters, destructive or inadequate code, malware, power failures, cyber-attacks, nation state advanced persistent threats, misconfigurations, third-party cloud or SaaS outages, vendor errors causing operational interruptions, insider threats or other events. Cyber-attacks may include phishing or other forms of social engineering attacks, exploits of code or system configurations, malicious code, such as viruses and worms, ransomware attacks, zero day vulnerabilities and undisclosed security flaws exploited by threat actors, nation-state cyber attacks, supply chain and third-party cyber-attacks, denial-of-service attacks and other actions granting unauthorized access to our technology infrastructure or information systems or those of our customers, suppliers and manufacturing and other business partners. In addition, we have in the past and may in the future be the target of email phishing attacks that attempt to acquire personal information or Company assets. As AI capabilities improve and become increasingly commonplace, we may see cyberattacks leveraging AI technology. These attacks could be crafted with an AI tool to directly attack information systems with increased speed and/or efficiency compared to a human threat actor, accelerate reconnaissance and exploit development, or create more effective phishing emails. In addition, a vulnerability could be introduced from the result of our or our customers and business partners incorporating the output of an AI tool, such as AI generated source code or configurations, that are insecure or contain malicious artifacts.

We have implemented cybersecurity processes, taking guidance from recognized cybersecurity frameworks to mitigate risks; however, we cannot guarantee that those risk mitigation measures will be effective across all environments, including those operated under shared-responsibility models with certain cloud and SaaS providers. See Item 1C, "Cybersecurity" of this Annual Report on Form 10-K for additional information about our cybersecurity processes.

We have not experienced a material information security breach in the last three years, and as a result, we have not incurred any net expenses from such a breach. We have not been penalized or paid any amount under an information security breach settlement over the last three years. Further, we annually assess our insurance policy and have determined not to purchase cyber related insurance. Cyber-attacks have become increasingly more prevalent and much harder to detect, defend against or prevent. The risk of state-sponsored or geopolitical-related cybersecurity incidents has also increased recently due to geopolitical tensions or incidents, such as the Russian invasion of Ukraine and the armed conflict in Israel and the Middle East, and other regional tensions affecting the semiconductor supply chain. While we have historically been successful in defending against the cyber-attacks and breaches mentioned above, given the frequency of cyber-attacks and resulting breaches reported by other businesses and governments, it is likely we will experience one or more material breaches of some extent in the future. We have incurred and may in the future incur significant costs to implement, maintain and/or update security systems we believe are necessary to protect our information systems, to recover and restore operations and after an incident, and to meet legal, regulatory, contractual, and disclosure obligations, or we may miscalculate the level of investment necessary to protect our systems adequately. Since the techniques used to obtain unauthorized access or to sabotage systems change frequently and are often not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures on a timely basis.

Our business also requires us to work with and in some cases to share confidential information with manufacturing partners, suppliers, customers and other third parties. Although we take steps to secure our confidential information that is provided to third parties, such measures may not always be effective. Data breaches, losses or other unauthorized access to or releases of confidential information have in the past occurred with these third parties and material data breaches, losses or other unauthorized access to, or releases of, our confidential information may in the future occur in connection with third-party breaches that could materially adversely affect our reputation, financial condition and operating results and could result in liability or penalties under data privacy laws. In addition, we may be subject to losses of access to all or part of our systems because of our use of third-party services or software, which losses may not always be the result of malicious activity, and we cannot guarantee that any such future outages will not materially impact the Company.

To the extent that any system failure, accident or security breach results in material disruptions or interruptions to our operations, or those of our customers, suppliers and manufacturing and other business partners, or the theft, loss or disclosure of, or damage to our data or confidential information, including our intellectual property, our reputation, business, results of operations and/or financial condition could be materially adversely affected. Such events could also trigger regulatory inquiries, notification and disclosure obligations, contractual penalties, or delays in product development, tape-out, or shipments.

WE ARE SUBJECT TO RISKS RELATED TO OUR DEBT OBLIGATIONS

Our indebtedness could adversely affect our financial condition and our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

As of January 31, 2026, we had a total of $4.5 billion debt outstanding, which consisted of senior notes outstanding. Our Revolving Credit Facility was amended and restated in June 2025 (the "2025 Revolving Credit Facility" or the "2025 Credit Agreement"). We may borrow up to $1.5 billion under the 2025 Revolving Credit Facility. As of January 31, 2026, the 2025 Revolving Credit Facility was undrawn.

Our indebtedness could have important consequences to us including:

- increasing our vulnerability to adverse general economic and industry conditions;

- requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, execution of our business strategy, acquisitions and other general corporate purposes;

- limiting our flexibility in planning for, or reacting to, changes in the economy and the semiconductor industry;

- placing us at a competitive disadvantage compared to our competitors with less indebtedness;

- exposing us to interest rate risk to the extent of our variable rate indebtedness, particularly in the event of high or rising interest rates; and

- making it more difficult to borrow additional funds in the future to fund growth, acquisitions, working capital, capital expenditures and other purposes.

Although the 2025 Credit Agreement contains restrictions on our ability to incur additional indebtedness and the indentures governing the Notes (together, the "Notes Indentures") contain restrictions on creating liens and entering into certain sale-leaseback transactions, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness, liens or sale-leaseback transactions incurred in compliance with these restrictions could be substantial.

The 2025 Credit Agreement, the Notes Indentures and the indenture governing the MTI Senior Notes contain customary events of default upon the occurrence of which, after any applicable grace period, the lenders would have the ability to immediately declare the loans due and payable in whole or in part. In such event, we may not have sufficient available cash to repay such debt at the time it becomes due, or be able to refinance such debt on acceptable terms or at all. Any of the foregoing could materially and adversely affect our financial condition and results of operations.

The 2025 Credit Agreement and the Notes Indentures impose restrictions on our business.

The 2025 Credit Agreement and the Notes Indentures each contains a number of covenants imposing restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions, among other things, restrict our ability and our subsidiaries' ability to create or incur certain liens, incur or guarantee additional indebtedness, merge or consolidate with other companies, pay dividends, transfer or sell assets and make restricted payments. These restrictions are subject to a number of limitations and exceptions set forth in the 2025 Credit Agreement and the Notes Indentures. Our ability to meet the leverage ratio set forth in the 2025 Credit Agreement may be affected by events beyond our control.

The foregoing restrictions could limit our ability to plan for, or react to, changes in market conditions or our capital needs. We do not know whether we will be granted waivers under, or amendments to, our 2025 Credit Agreement or to the Notes Indentures if for any reason we are unable to meet these requirements, or whether we will be able to refinance our indebtedness on terms acceptable to us, or at all.

We may be unable to generate the cash flow to service our debt obligations.

We may not be able to generate sufficient cash flow to enable us to service our indebtedness, including the Notes, or to make anticipated capital expenditures. Our ability to pay our expenses and satisfy our debt obligations, refinance our debt obligations and fund planned capital expenditures will depend on our future performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond our control. If we are unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our existing debt (including the Notes) or obtain additional financing. In addition, if our credit ratings are downgraded, the cost of current or future borrowings under our 2025 Credit Agreement may rise and our ability to obtain additional financing or refinance our existing debt may be negatively affected. We cannot assure you that we will be able to refinance our debt, sell assets or borrow more money on terms acceptable to us, if at all. If we cannot make scheduled payments on our debt, we will be in default and holders of our debt could declare all outstanding principal and interest to be due and payable, and we could be forced into bankruptcy or liquidation. In addition, a material default on our indebtedness could suspend our eligibility to register securities using certain registration statement forms under SEC guidelines that permit incorporation by reference of substantial information regarding us, potentially hindering our ability to raise capital through the issuance of our securities and increasing our costs of registration.

We may, under certain circumstances, be required to repurchase the Notes at the option of the holder.

We will be required to repurchase the Notes at the option of each holder upon the occurrence of a change of control repurchase event as defined in the Notes Indentures. However, we may not have sufficient funds to repurchase the Notes in cash at the time of any change of control repurchase event. Our failure to repurchase the Notes upon a change of control repurchase event would be an event of default under the Notes Indentures and could cause a cross-default or acceleration under the 2025 Credit Agreement and certain future agreements governing our other indebtedness. The repayment obligations under the Notes may have the effect of discouraging, delaying or preventing a takeover of our company. If we were required to repurchase the Notes prior to their scheduled maturity, it could have a significant negative impact on our cash and liquidity and could impact our ability to invest financial resources in other strategic initiatives.

CHANGES IN OUR EFFECTIVE TAX RATE MAY REDUCE OUR NET INCOME

Changes in existing taxation benefits, tax rules or tax practices may adversely affect our financial results.

The One Big Beautiful Bill Act of 2025 (the "2025 Tax Act") was signed into law on July 4, 2025. The 2025 Tax Act makes permanent key elements of the 2017 Tax Cuts and Jobs Act, including domestic research cost expensing, 100% bonus depreciation and makes modifications to the U.S. International tax framework. As such, the income from all of our foreign subsidiaries continues to be subject to the U.S. tax provisions applicable to Global Intangible Low Taxed Income ("GILTI") regime (which has been recharacterized as the Net Controlled Foreign Corporation ("CFC") Tested Income regime, beginning in fiscal 2027). Our tax provision for the January 31, 2026 period includes the impact of the 2025 Tax Act. This legislation could significantly affect our future financial results, including our earnings and cash flows.

President Biden signed into law the Inflation Reduction Act of 2022 (the "IRA") on August 16, 2022 and the CHIPS and Science Act of 2022 on August 9, 2022. These laws implement new tax provisions and provide for various incentives and tax credits. The IRA applies to tax years beginning after December 31, 2022 and introduced a 15% alternative minimum tax for corporations whose average annual adjusted financial statement income for any consecutive three-tax-year period preceding the tax year exceeds $1 billion and a 1% excise tax on certain stock repurchases made by publicly traded U.S. corporations after December 31, 2022. As a result of the accelerated share repurchase agreement ("ASR Agreement"), the Company anticipates paying $14.3 million in additional federal taxes in fiscal 2026, recorded as a reduction to stockholders' equity, due to the 1% excise tax on net share repurchases. While we are not generally subject to significant taxes under the IRA, it is possible that in the future they could significantly affect our financial results, including our earnings and cash flows.

The Organization for Economic Cooperation and Development (the "OECD") has been working on a Base Erosion and Profit Shifting Project, and since 2015 has been issuing guidelines and proposals with respect to various aspects of the existing framework under which our tax obligations are determined in countries in which we do business. Many countries have implemented legislation and other guidance to align their international rules with the OECD's legal framework, including enacting a minimum tax rate of at least 15% as part of the OECD's "Pillar Two" initiative. We are subject to legislation based on the OECD's 15% global minimum tax regime which applies to the majority of countries in which we operate. On January 5, 2026, the OECD released a comprehensive package of administrative guidance, including the "side-by-side system" that exempts U.S. parented multinational businesses from certain provisions of Pillar Two specifically the Income Inclusion Rule and the Undertaxed Profits Rule. The OECD guidance provides that the side-by-side system will be effective for fiscal years beginning on or after January 1, 2026. We will continue to monitor countries' laws with respect to the OECD model rules and the Pillar Two global minimum tax. The effects of any future legislation in this area are not yet reasonably estimable, but if such legislation is enacted in the future could have a significant effect on our provision for income taxes, our financial results, and our earnings and cash flows.

We calculate our income taxes based on currently enacted laws. Because of increasing focus by government taxing authorities on multinational companies, the tax laws of certain countries in which we do business could change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, and could significantly adversely affect our financial results, including our earnings and cash flows.

In prior years, we entered into incentive agreements in certain foreign jurisdictions that provide for reduced income tax rates in such jurisdictions if certain criteria are met. The tax benefits associated with these reduced income tax rates are recorded through our income tax provision for the periods in which such incentive tax rates are effective. Receipt of past and future benefits under tax agreements and incentives may depend on several factors, including but not limited to, our ability to fulfill commitments regarding employment of personnel, investment, or performance of specified activities in the applicable jurisdictions as well as changes in foreign laws, including changes related to minimum tax rates under Pillar Two, which could significantly reduce the future income tax benefits associated with our incentives. In addition, changes in our business plans, including divestitures, as well as changes to tax laws, including changes related to Pillar Two, could result in termination of or renegotiation of an agreement or loss of tax benefits thereunder. If any of our tax agreements in any of these foreign jurisdictions were terminated or renegotiated, our results of operations and our financial position could be harmed.

In prior periods, we transferred certain intellectual property to a related entity in Singapore. The impact to us was based on our determination of the fair value of this property, which required management to make significant estimates and to apply complex tax regulations in multiple jurisdictions. In future periods, local tax authorities may challenge our valuations of these assets, which could reduce our expected tax benefits from these transactions.

Our profitability and effective tax rate could be impacted by unexpected changes to our statutory income tax rates or income tax liabilities. Such changes could result from various items, including changes in tax laws or regulations, changes to court or administrative interpretations of tax laws, changes to our geographic mix of earnings, changes in the valuation of our deferred tax assets and liabilities, changes in valuation allowances on our deferred tax assets, discrete items, changes in our supply chain, and changes due to audit assessments. In particular, the tax benefits associated with our transfer of intellectual property to Singapore are sensitive to our future profitability and taxable income in Singapore, audit assessments, and changes in applicable tax law. Our current corporate effective tax rate may fluctuate significantly from period to period and is based on the application of currently applicable income tax laws, regulations and treaties, as well as current judicial and administrative interpretations of these income tax laws, regulations and treaties, in various jurisdictions.

WE ARE SUBJECT TO RISKS RELATED TO OUR ASSETS

We are exposed to potential impairment charges on certain assets.

We had approximately $11.1 billion of goodwill and $1.8 billion of acquired intangible assets on our consolidated balance sheet as of January 31, 2026. Under generally accepted accounting principles in the United States, we are required to review our intangible assets including goodwill for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We perform an assessment of goodwill for impairment annually on the last business day of our fiscal fourth quarter and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. When testing goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value or we may determine to proceed directly to the quantitative impairment test.

Factors we consider important in the qualitative assessment which could trigger a goodwill impairment review include: significant underperformance relative to historical or projected future operating results; significant changes in the manner of our use of the acquired assets or the strategy for our overall business; significant negative industry or economic trends; a significant decline in our stock price for a sustained period; and a significant change in our market capitalization relative to our net book value.

We assess the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Circumstances which could trigger a review include, but are not limited to the following: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life. For example, if the operations of any businesses that we have acquired declines significantly, we could incur significant intangible asset impairment charges.

For example, a restructuring plan was initiated during the third quarter of fiscal 2025 to increase research and development investment in the data center end market and reduce the investment in new product development in other end markets including the cancellation of certain future product releases. As a result, we were required to assess the recoverability of related long-lived assets. On completion of the assessment, the Company determined the carrying values of certain long-lived assets were not recoverable. We utilized a discounted cash flow method of valuation to determine the fair value of the associated assets and liabilities compared to their carrying values, which resulted in recognition of asset impairment charges for acquired intangible assets, purchased technology licenses, and property and equipment. We recognized $711.8 million of restructuring related charges during fiscal 2025. See "Note 4 – Restructuring" in the Notes to Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K for further information.

We have determined that our business operates as a single operating segment and has a single reporting unit for the purpose of goodwill impairment testing. The fair value of the reporting unit is determined by taking our market capitalization as determined through quoted market prices and as adjusted for a control premium and other relevant factors. If our fair value declines to below our carrying value, we could incur significant goodwill impairment charges, which could negatively impact our financial results. If in the future a change in our organizational structure results in more than one reporting unit, we will be required to allocate our goodwill and perform an assessment of goodwill for impairment in each reporting unit. As a result, we could have an impairment of goodwill in one or more of such future reporting units.

In addition, from time to time, we have made investments in private companies. If the companies that we invest in are unable to execute their plans and succeed in their respective markets, we may not benefit from such investments, and we could potentially lose the amounts we invest. We evaluate our investment portfolio on a regular basis to determine if impairments have occurred. Impairment charges could have a significant effect on our results of operations in any period.

We are subject to the risks of owning real property.

Our building in Santa Clara, California subjects us to the risks of owning real property, which include, but are not limited to:

- the possibility of environmental contamination and the costs associated with remediating any environmental problems;

- adverse changes in the value of these properties due to economic conditions, the movement by many companies to a full time work from home or a hybrid work environment, interest rate changes, changes in the neighborhood in which the property is located, or other factors;

- the possible need for structural improvements in order to comply with zoning, seismic and other legal or regulatory requirements;

- the potential disruption of our business and operations arising from or connected with a relocation due to moving or to renovating the facility;

- increased cash commitments for improvements to the buildings or the property, or both;

- increased operating expenses for the buildings or the property, or both;

- possible disputes with third parties related to the buildings or the property, or both;

- failure to achieve expected cost savings due to extended non-occupancy of a vacated property intended to be leased; and

- the risk of financial loss in excess of amounts covered by insurance, or uninsured risks, such as the loss caused by damage to the buildings as a result of earthquakes, floods and/or other natural disasters.

WE ARE SUBJECT TO IP RISKS AND RISKS ASSOCIATED WITH LITIGATION AND REGULATORY PROCEEDINGS

We may be unable to protect our intellectual property, which would negatively affect our ability to compete.

We believe one of our key competitive advantages results from the collection of proprietary technologies we have developed and acquired since our inception, and the protection of our intellectual property rights is, and will continue to be, important to the success of our business. If we fail to protect these intellectual property rights, competitors could sell products based on technology that we have developed, which could harm our competitive position and decrease our revenue.

We rely on a combination of patents, copyrights, trademarks, trade secrets, contractual provisions, confidentiality agreements, licenses and other methods, to protect our proprietary technologies. We also enter into confidentiality or license agreements with our employees, consultants, manufacturing or other business partners, and control access to and distribution of our documentation and other proprietary information. Notwithstanding these agreements, we have experienced disputes with employees regarding ownership of intellectual property in the past. To the extent that any third-party has a claim to ownership of any relevant technologies used in our products, we may not be able to recognize the full revenue stream from such relevant technologies. See also, "*We have been named as a party to several legal proceedings and may be named in additional ones in the future, including litigation involving our patents and other intellectual property, which could subject us to liability, require us to indemnify our customers, require us to obtain or renew licenses, require us to stop selling our products or force us to redesign our products.*"

We have been issued a significant number of U.S. and foreign patents and have a significant number of pending U.S. and foreign patent applications. However, a patent may not be issued as a result of any applications or, if issued, claims allowed may not be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. We may also be required to license some of our patents to others including competitors as a result of our participation in and contribution to development of industry standards. Despite our efforts, unauthorized parties may attempt to copy or otherwise obtain and use our products or proprietary technology. Monitoring unauthorized use of our technology is difficult, and the steps that we have taken may not prevent unauthorized use of our technology, particularly in jurisdictions where the laws may not protect our proprietary rights as fully as in the United States or other developed countries. If our patents do not adequately protect our technology, our competitors may be able to offer products similar to ours, which would adversely impact our business and results of operations. In addition, we have implemented security systems with the intent of maintaining the physical security of our facilities and protecting our confidential information including our intellectual property. Despite our efforts, we may be subject to breach of these security systems and controls which may result in unauthorized access to our facilities and labs and/or unauthorized use or theft of the confidential information and intellectual property we are trying to protect. See also, "*Cybersecurity risks could adversely affect our business and disrupt our operations.*" If we fail to protect these intellectual property rights, competitors could sell products based on technology that we have developed, which could harm our competitive position and decrease our revenue.

Certain of our software, as well as that of our customers, may be derived from so-called "open source" software that is generally made available to the public by its authors and/or other third parties. Open source software is made available under licenses that impose certain obligations on us in the event we were to distribute derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public and/or license such derivative works under a particular type of license, rather than the forms of license we customarily use to protect our intellectual property. While we believe we have complied with our obligations under the various applicable licenses for open source software, in the event that the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distribution of that work if the license is terminated which could adversely impact our business and results of operations.

Further, governments and courts are considering new issues in intellectual property law with respect to works created by AI technology, which could result in different intellectual property rights in development processes, procedures and technologies we create with AI technology, which could have a material adverse effect on our business.

We must comply with a variety of existing and future laws and regulations that could impose substantial costs on us and may adversely affect our business.

We are subject to laws and regulations worldwide, which may differ among jurisdictions, affecting our operations in areas including, but not limited to: intellectual property ownership and infringement; tax; import and export requirements; anti-corruption; antitrust; foreign exchange controls and cash repatriation restrictions; conflict minerals; data privacy requirements; competition; advertising; employment and human rights; product regulations; environment, health and safety requirements; securities registration laws; and consumer laws. For example, government export regulations apply to the encryption or other features contained in some of our products. If we fail to continue to receive licenses or otherwise comply with these regulations, we may be unable to manufacture the affected products at foreign foundries or ship these products to certain customers, or we may incur penalties or fines. In addition, we are subject to various industry requirements restricting the presence of certain substances in electronic products. Although our management systems are designed to maintain compliance, we cannot assure you that we have been or will be at all times in compliance with such laws and regulations. Our compliance programs rely in part on compliance by our manufacturing partners, suppliers, vendors and distributors. To the extent such third parties do not comply with these obligations our business, operations and reputation may be adversely impacted. If we violate or fail to comply with any of the above requirements, a range of consequences could result, including fines, import/export restrictions, sales limitations, criminal and civil liabilities or other sanctions. The costs of complying with these laws (including the costs of any investigations, auditing and monitoring) could adversely affect our current or future business.

Our product or manufacturing standards could also be impacted by new or revised environmental rules and regulations or other social initiatives. For example, a significant portion of our revenues come from international sales. Environmental legislation, such as the EU Directive on Restriction of Hazardous Substances ("RoHS"), the EU Waste Electrical and Electronic Equipment Directive ("WEEE Directive") and China's regulation on Management Methods for Controlling Pollution Caused by Electronic Information Products, may increase our cost of doing business internationally and impact our revenues from the EU, China and other countries with similar environmental legislation as we endeavor to comply with and implement these requirements.

A portion of the business we acquired in fiscal 2021 requires facility security clearances under the National Industrial Security Program. The National Industrial Security Program requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control or influence ("FOCI"). Because we were organized in Bermuda at the time of this acquisition, we entered into agreements with the U.S. Department of Defense with respect to FOCI mitigation arrangements that relate to our operation of the portion of the business involving facility clearances. After our domestication, we requested and have now received partial release from some of these obligations. The remaining measures and arrangements may materially and adversely affect our operating results due to the increased cost of compliance with these measures. If we fail to comply with our obligations under these agreements, our ability to operate our business may be adversely affected.

We are a party to certain contracts with the U.S. government, federal prime contractors, and federal subcontractors. Our contracts with the U.S. government or its subcontractors are subject to various procurement regulations and other requirements relating to their formation, administration and performance. These regulations and requirements include supply chain restrictions that may prohibit the sourcing of materials, supplies, or services from foreign entities including those located in or organized in China. We may be subject to audits and investigations relating to our government contracts, and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, refunding or suspending of payments, forfeiture of profits, payment of fines, and suspension or debarment from future government business. In addition, such contracts may provide for termination by the government at any time, without cause. Any of these risks related to contracting with the U.S. government, federal prime contractors, and federal subcontractors could adversely impact our future sales and operating results.

New technology trends, such as AI, require us to keep pace with evolving regulations and industry standards. In the United States (including in individual states), the European Union, and China, there are various current and proposed regulatory frameworks relating to the use of AI in products and services. We expect that the legal and regulatory environment relating to emerging technologies such as AI will continue to develop and could increase the cost of doing business, and create compliance risks and potential liability, all which may have a material adverse effect on our financial condition and results of operations.

Expectations, requirements and attention to sustainability matters may have an adverse effect on our business, financial condition and results of operations, and damage our brand and reputation.

Increasingly regulators, customers, investors, employees and other stakeholders are focusing on sustainability matters. We are, and expect to continue to be, subject to various proposed, new, and evolving sustainability laws and requirements including both voluntary and mandatory disclosure requirements that may impact how we and our business partners, suppliers and customers conduct business. While we have certain sustainability initiatives at the Company there can be no assurance that regulators, customers, investors, and employees will determine that these programs are sufficiently robust. In addition, there can be no assurance that we will be able to accomplish our announced goals related to our sustainability program, as statements regarding our sustainability goals reflect our current plans and aspirations and are not guarantees that we will be able to achieve them within the timelines we announce or at all. Actual or perceived shortcomings with respect to our sustainability initiatives and reporting can impact our ability to hire and retain employees, increase our customer base, reelect our Board of Directors, or attract and retain certain types of investors. In addition, these parties are increasingly focused on specific disclosures and frameworks related to sustainability matters. Collecting, measuring, and reporting sustainability information and metrics can be costly, difficult and time consuming, is subject to evolving reporting standards, and can present numerous operational, reputational, financial, legal and other risks, any of which could have a material impact on us, including on our reputation and stock price. Inadequate processes to collect and review this information prior to disclosure could subject us to potential liability related to such information. In addition, several U.S. states and the current presidential administration have enacted or proposed "anti-ESG" policies or legislation. If our sustainability practices are deemed to be in contradiction of such "anti-ESG" policies we could be subjected to government investigations or lawsuits that could negatively impact the Company and affect the price of our common stock. In addition, social activists have recently been successful in pressuring certain public companies to eliminate or cut back on their diversity, equity and inclusion initiatives and their sustainability initiatives. To the extent we are subject to such activism, it may require us to incur costs or may otherwise adversely impact our business.

We have been named as a party to several legal proceedings and may be named in additional ones in the future, including litigation involving our patents and other intellectual property, which could subject us to liability, require us to indemnify our customers, require us to obtain or renew licenses, require us to stop selling our products or force us to redesign our products.

We are currently, and have been in the past, named as a party to several lawsuits, government inquiries or investigations and other legal proceedings (collectively referred to as "litigation"), and we may be named in additional litigation in the future. Please see "Note 8 – Commitments and Contingencies" of our Notes to Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K for a more detailed description of any material litigation matters in which we may be currently engaged.

In particular, litigation involving patents and other intellectual property is widespread in the high-technology industry and is particularly prevalent in the semiconductor industry, where a number of companies and other entities aggressively bring numerous infringement claims to assert their patent portfolios. The amount of damages alleged in intellectual property infringement claims can often be very significant. See also, "*We may be unable to protect our intellectual property, which would negatively affect our ability to compete.*"

From time to time, we receive and our customers receive, and we and our customers may continue to receive in the future, standards-based or other types of infringement claims, as well as claims against us and our proprietary technologies. These claims could result in litigation and/or claims for indemnification, which, in turn, could subject us to significant liability for damages, attorneys' fees and costs. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop selling, offering for sale, making, having made or exporting products or using technology that contains the allegedly infringing intellectual property;

- limit or restrict the type of work that employees involved in such litigation may perform for us;

- pay substantial damages and/or license fees and/or royalties to the party claiming infringement or other license violations that could adversely impact our liquidity or operating results;

- attempt to obtain or renew licenses to the relevant intellectual property, which licenses may not be available on reasonable terms or at all; and

- attempt to redesign those products that contain the allegedly infringing intellectual property.

Under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses for current and former directors and officers. See also, *"Our indemnification obligations and limitations of our director and officer liability insurance may have a material adverse effect on our financial condition, results of operations and cash flows."* Additionally, from time to time, we have agreed to indemnify select customers for claims alleging infringement of third-party intellectual property rights, including, but not limited to, patents, registered trademarks and/or copyrights. If we are required to make a significant payment under any of our indemnification obligations, our results of operations may be harmed.

The ultimate outcome of litigation could have a material adverse effect on our business and the trading price for our securities. Litigation may be time consuming, expensive, and disruptive to normal business operations, and the outcome of litigation is difficult to predict. Litigation, regardless of the outcome, may result in significant expenditures, diversion of our management's time and attention from the operation of our business and damage to our reputation or relationships with third parties, which could materially and adversely affect our business, financial condition, results of operations, cash flows and stock price.

GENERAL RISK FACTORS

We depend on highly skilled employees to support our business operations. If we are unable to retain and motivate our current employees or attract additional qualified employees, our ability to develop and successfully market our products could be harmed.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled, engineering, managerial, sales and marketing employees. The loss of such employees could harm our business, as their knowledge of our business and industry would be extremely difficult to replace. The competition for qualified employees with significant experience in the management, design, development, manufacturing, marketing and sales of semiconductor solutions particularly those with emerging expertise in AI-related technologies and persistent demand for analog engineering experience has been intense over the last few years, both in the Silicon Valley and in global markets in which we operate. Our inability to attract and retain qualified employees, including executive officers, hardware and software engineers and sales and marketing employees, could delay the development and introduction of, impact our ability to fulfill commitments to customers for, and harm our ability to sell, our products. In addition, if we are unable to fulfill our customer commitments in a timely manner, we may also lose future business relationships or otherwise experience negative consequences. Despite recent layoffs in the technology sector, competitors for talent increasingly seek to hire our employees and executive officers (for example, our former President, Products and Technologies was hired by another semiconductor company in fiscal 2026), and the increased availability of work-from-home arrangements has both intensified and expanded competition. As a result, during the last few years, we have increased our efforts to recruit and retain talent. These efforts have increased our expenses, resulted in a higher volume of equity issuances, and may not be successful in attracting, retaining, and motivating the workforce necessary to deliver on our strategy. We believe equity compensation is a valuable component of our compensation program which helps us to attract, retain, and motivate employees and as a result we issue stock-based awards, such as restricted stock unit awards, to a significant portion of our employees. A significant change in our stock price or lower stock price performance relative to competitors, may reduce the retention value of our stock-based awards. Our employee hiring and retention also depends on our ability to build and maintain a diverse and inclusive workplace culture and be viewed as an employer of choice. To the extent our compensation programs and workplace culture are not viewed as competitive, our ability to attract, retain, and motivate employees may be weakened, which could harm our results of operations.

Changes to U.S. immigration and export policies that restrict our ability to attract and retain technical employees may negatively affect our research and development efforts. In addition, changes in employment-related laws applicable to our workforce practices may also result in increased expenses and less flexibility in how we meet our changing workforce needs.

In addition, as a result of our past and any future acquisitions and related integration activities, our current and prospective employees may experience uncertainty about their futures that may impair our ability to retain, recruit or motivate key management, engineering, technical and other employees.

We adopted a policy requiring employees to return to working full time in the office as of June 2, 2025. Many companies, including companies that we compete with for talent, have adopted plans to adopt full time remote work arrangements or hybrid work arrangements more flexible than ours, which may impact our ability to attract and retain qualified employees if potential or current employees prefer these policies. In addition, as a result of our full time in the office work environments, we expect to face challenges in retention of employees who prefer work from home policies.

There can be no assurance that we will continue to declare cash dividends or effect stock repurchases in any particular amount or at all, and statutory requirements may require us to defer payment of declared dividends or suspend stock repurchases.

On September 24, 2025, we announced that our Board of Directors authorized a $5.0 billion addition to the balance of its existing stock repurchase program. Future payment of a regular quarterly cash dividend on our common stock and future stock repurchases are subject to, among other things: the best interests of the Company and our stockholders; our results of operations, cash balances and future cash requirements; financial condition; developments in ongoing litigation; statutory requirements under Delaware law; securities laws and regulations; market conditions; and other factors that our Board of Directors may deem relevant. Our dividend payments or stock repurchases may change from time to time, and we cannot provide assurance that we will continue to declare dividends or repurchase stock in any particular amounts or at all. A reduction in, a delay of, or elimination of our dividend payments or stock repurchases could have a negative effect on our stock price. As of January 31, 2026, there was $5.5 billion remaining available for future stock repurchases under the prior authorization. See "Note 10 – Stockholders' Equity" in the Notes to Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K for further information.

Our indemnification obligations and limitations of our director and officer liability insurance may have a material adverse effect on our financial condition, results of operations and cash flows.

Under Delaware law, our certificate of incorporation, our bylaws and certain indemnification agreements to which we are a party, we have an obligation to indemnify, or we have otherwise agreed to indemnify, certain of our current and former directors and officers with respect to past, current and future investigations and litigation. Further, in the event such directors and officers are ultimately determined not to be entitled to indemnification, we may not be able to recover any amounts we previously advanced to them.

We cannot provide any assurances that any future indemnification claims, including the cost of fees, penalties or other expenses, will not exceed the limits of our insurance policies, that such claims are covered by the terms of our insurance policies or that our insurance carrier will be able to cover our claims. Additionally, to the extent there is coverage of these claims, the insurers also may seek to deny or limit coverage in some or all of these matters. Furthermore, our insurers could become insolvent and unable to fulfill their obligation to defend, pay or reimburse us for insured claims. Due to these coverage limitations, we may incur significant unreimbursed costs to satisfy our indemnification obligations, which may have a material adverse effect on our financial condition, results of operations or cash flows.

As we carry only limited insurance coverage, any incurred liability resulting from uncovered claims could adversely affect our financial condition and results of operations.

Our insurance policies may not be adequate to fully offset losses from covered incidents, and we do not have coverage for certain losses. For example, there is very limited coverage available with respect to the services provided by our third-party manufacturing partners and assembly, testing and packaging subcontractors. In the event of a natural disaster (such as drought, earthquake or tsunami), political or military turmoil, widespread public health emergencies including pandemics, power outages, cyber-attacks or incidents, or other significant disruptions to their operations, insurance may not adequately protect us from this exposure. We believe our existing insurance coverage is consistent with common practice, economic considerations and availability considerations. If our insurance coverage is insufficient to protect us against unforeseen losses, any uncovered losses could adversely affect our financial condition and results of operations.

We face risks related to global pandemics, which may significantly disrupt and adversely impact our manufacturing, research and development, operations, sales and financial results.

Our business was adversely impacted by the effects of the COVID-19 pandemic and may be similarly adversely impacted by future pandemics. In addition to global and domestic macroeconomic effects, during fiscal 2022 and fiscal 2023 the COVID-19 pandemic and related adverse public health measures caused disruption to our global operations and sales. Our third-party manufacturing partners, suppliers, distributors, and customers were disrupted by worker absenteeism, quarantines and restrictions on their employees' ability to work; office and factory closures; disruptions to ports and other shipping infrastructure; border closures; and other travel or health-related restrictions. Although the pandemic related restrictions above have ceased in most places, resurgences of COVID-19 in various regions and appearances of new variants of the virus, has resulted in the past, and may result in the future, in their full or partial reinstitution. In addition, although many countries have vaccinated large segments of their population, during fiscal 2023, the COVID-19 pandemic continued to disrupt business activities, trade, and supply chains in many countries.

Adverse developments affecting the financial services industry, including events or risks involving liquidity, defaults or non-performance by financial institutions, could have a material adverse effect on our business, financial condition or results of operations.

On March 10, 2023, Silicon Valley Bank ("SVB"), where we maintained certain accounts with an immaterial amount of cash deposits, was placed into receivership with the Federal Deposit Insurance Corporation ("FDIC"), which resulted in all funds held at SVB being temporarily inaccessible by SVB's customers. As of March 13, 2023, access to our accounts at SVB was fully restored. We do not expect further developments with SVB (or similar regional banks) to have a material impact on our cash and cash equivalents, however, we do hold cash balances in several large financial institutions significantly in excess of FDIC and global insurance limits. If other banks and financial institutions with whom we have banking relationships enter receivership or become insolvent in the future, we may be unable to access, and we may lose, some or all of our existing cash, cash equivalents and investments to the extent those funds are not insured or otherwise protected by the FDIC.

We are exposed to risks related to our receivables factoring arrangements.

We enter into factoring arrangements with financial institutions to sell certain of our trade receivables from customers without recourse. If we were to stop entering into these factoring arrangements, our operating results, financial condition and cash flows could be adversely impacted by delays or failures in collecting certain trade receivables. If the financial institutions we utilize become financially non-viable, it could cause us to cease such factoring arrangements.

If any of our non-U.S. based subsidiaries were classified as a passive foreign investment company, there would be adverse tax consequences.

If any of our non-U.S. based subsidiaries were classified as a "passive foreign investment company" or "PFIC" under section 1297 of the Internal Revenue Code, of 1986, as amended, for any taxable year during which a U.S. holder holds common stock, such U.S. holder generally would be taxed at ordinary income tax rates on any gain realized on the sale or exchange of the stock and on any "excess distributions" (including constructive distributions) received on the shares. Such U.S. holder could also be subject to a special interest charge with respect to any such gain or excess distribution.

A non-U.S. entity would be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is passive income or (ii) on average, the percentage of its assets that produce passive income or are held for the production of passive income is at least 50% (determined on an average gross value basis). Whether an entity will, in fact, be classified as a PFIC for any taxable year depends on its assets and income over the course of the relevant taxable year and, as a result, cannot be predicted with certainty. There can be no assurance that any of our foreign based subsidiaries will not be classified as a PFIC in the future or the Internal Revenue Service will not challenge our determination concerning PFIC status for any prior period.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K, and have implemented processes for our systems taking guidance from recognized cybersecurity frameworks, such as U.S. National Institute of Standards and Technology ("NIST") Cyber Security Framework ("CSF") in an effort to mitigate risks. As part of these proactive measures, we maintain a Cybersecurity Incident Response and Escalation Process with defined roles, responsibilities, and reporting protocols that is periodically reviewed, tested, and updated. The Company has an Executive Cyber Response and Disclosure Committee (consisting of senior executives from the business, finance, operations and legal functions), which is responsible for determining what actions are necessary to respond to cybersecurity events, with input from the Chief Security Officer ("CSO") and other subject matter experts directly participating in incident response efforts. Furthermore, we conduct an annual full board briefing on cybersecurity, ensuring that our Board of Directors is regularly informed of the evolving landscape of cybersecurity risks and mitigation strategies.

Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes. Additionally, on a quarterly basis, our Audit Committee receives reports from the Chief Information Officer, CSO, and other members of management. As part of its annual assessment, the Audit Committee evaluates significant risks related to our business including cybersecurity risks, and provides such information to our Board of Directors. Our Internal Audit team also reviews our cybersecurity governance and controls periodically.

Our cybersecurity risk management program encompasses periodic risk assessments, designed to help identify cybersecurity risks to our critical systems, information, services, and our broader enterprise IT environment. More specifically, an independent third-party performs a regular penetration test of our IT infrastructure. In addition to our penetration testing, an independent third-party security firm is engaged to perform additional security controls testing and provide an independent report to our executive team. This external assessment provides us and our Audit Committee with a comprehensive evaluation of our security posture.

Our information security team plays a pivotal role in managing our cybersecurity risk. They oversee security controls and orchestrate our response to incidents—whether they originate internally or from our vendors, suppliers or other third parties that we conduct business with. As part of our vendor selection process, we evaluate cybersecurity risks in appropriate situations. Furthermore, we conduct tabletop exercises periodically. These simulations allow us to test our response strategies across various business functions, increasing preparedness for real-world incidents. When risks are identified through our processes, we analyze their potential impact on the Company and assess the likelihood of occurrence. Our monitoring efforts help us to timely mitigate and remediate risks and incidents. As part of our commitment to security awareness, information security training is mandatory for every employee and contractor. This ongoing compliance program reinforces best practices and helps to foster a security-conscious culture.

To safeguard our systems, we regularly install and update anti-malware and endpoint detection and response software across IT-managed systems and workstations. These measures help detect and prevent malicious code from compromising our infrastructure.

We operate an internal Security Operations Center (SOC) responsible for continuous threat monitoring, detection, and response. To augment our capabilities, we engage select third-party providers to enhance our cybersecurity risk management and strategy. These partners provide specialized expertise, including advanced threat intelligence, security assessments, and forensic support as needed.

Cybersecurity Governance

Our Board of Directors considers cybersecurity and other information technology risk as part of its risk oversight function. The Board of Directors receives an annual briefing, and the Audit Committee receives quarterly reports from our CSO on our cybersecurity risks and risk management program. Our cybersecurity team, led by our CSO, who reports directly to our Executive Vice President and Chief Operations Officer, is responsible for assessing and managing risks from cybersecurity threats. The CSO and his team have primary responsibility for our overall cybersecurity risk management program and supervise both our internal cybersecurity personnel and any retained external cybersecurity experts. Our CSO has over 20 years of security experience managing global security organizations including architecture, operations, strategy, applications, infrastructure, support and execution. The information security team collectively have decades of relevant experience in the industry and many hold various cybersecurity certifications such as a Certified Information Systems Security Professional or Certified Information Security Manager. Further, we invest in regular, ongoing cybersecurity training for our team.

The CSO reports cybersecurity threats and incidents to the Audit Committee. These reports may be included in, or in addition to, his regular quarterly reports to the Audit Committee. In addition, pursuant to our internal procedures, in the event of a significant cybersecurity incident, members of senior management will report such threats and incidents in a timely manner directly to the Audit Committee and, when appropriate, to the full Board of Directors.

We, like other technology companies operating in the current environment, have experienced cybersecurity incidents, but in the last three years we have not experienced an incident which has been determined to be material. For additional information regarding whether any risks from cybersecurity threats are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to *"Cybersecurity risks could adversely affect our business and disrupt our operations"* in Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

Item 2. *Properties*

The following table presents the approximate square footage of our significant owned and leased facilities as of January 31, 2026:

		(Square Feet)	
Locations	Primary Use	Owned Facilities	Leased Facilities (1)
United States	Research and design, sales and marketing, administration and operations	983,000	482,000
India	Research and design	—	418,000
Israel	Research and design	—	171,000
Singapore	Operations, and research and design	—	142,000
Vietnam	Research and design	—	99,000
Canada	Operations, and research and design	—	90,000
Taiwan	Research and design, and sales and marketing	—	63,000
Argentina	Research and design	—	50,000
	Total	**983,000**	**1,515,000**

(1) Lease terms expire in various years from 2026 through 2036; provided, however, that we have the option to extend certain leases past the current lease term. We have ceased-use lease facilities and subleased facilities of approximately 223,000 square feet in the United States that are excluded from the table above.

We also lease smaller facilities in various international locations, which are occupied by administrative, sales, design and field application personnel. Based on the potential for future hiring, we believe that our current facilities in most locations will be adequate to meet our requirements at least through the next fiscal year and that suitable additional or alternative space will be available as needed to accommodate ongoing operations and any such growth.

Item 3. *Legal Proceedings*

The information set forth under "Note 8 – Commitments and Contingencies" in our Notes to Consolidated Financial Statements set forth in Part II, Item 8 of this Annual Report on Form 10-K is incorporated herein by reference. For a discussion of certain risks associated with legal proceedings, see Item 1A, "Risk Factors" above.

Item 4. *Mine Safety Disclosures*

Not Applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our shares of common stock are traded on the Nasdaq Global Select Market under the symbol "MRVL." Shares of Marvell Technology Group Ltd. (our prior parent company) began trading under the MRVL symbol on June 27, 2000, upon completion of an initial public offering. As of April 20, 2021, shares of Marvell Technology, Inc. began trading under the symbol MRVL.

As of March 4, 2026, the approximate number of record holders of our common stock was 392 (not including beneficial owners of stock held in street name).

Stock Price Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or incorporated by reference into any filings under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The graph below compares the cumulative total stockholder return of our common stock with the cumulative total return of the S&P 500 Index and the Philadelphia Semiconductor Index ("PHLX") since January 30, 2021 through January 31, 2026. The graph compares a $100 investment on January 30, 2021 in our common stock with a $100 investment on January 30, 2021 in each index and assumes that any dividends were reinvested. Stockholder returns over the indicated periods should not be considered indicative of future stock prices or stockholder returns.



Comparison of 5 Year Cumulative Total Return*
Among Marvell Technology, Inc., the S&P 500 Index, and the PHLX Semiconductor Index
$350
$300
$250
$200
$150
$100
$50
$0
1/30/2021
1/29/2022
1/28/2023
2/3/2024
2/1/2025
1/31/2026
Marvell Technology, Inc.**
S&P 500
PHLX Semiconductor
*$100 Invested on 1/30/2021 in stock or Index, including reinvestment of dividends

	1/30/2021	1/29/2022	1/28/2023	2/3/2024	2/1/2025	1/31/2026
Marvell Technology, Inc.**	$ 100.00	$ 129.38	$ 86.77	$ 133.04	$ 223.01	$ 156.47
S&P 500	$ 100.00	$ 121.00	$ 112.98	$ 139.92	$ 172.78	$ 201.03
PHLX Semiconductor	$ 100.00	$ 115.77	$ 104.72	$ 156.21	$ 182.32	$ 293.24

***Information prior to April 20, 2021 is for Marvell Technology Group, Ltd.*

Dividends

Our Board of Directors declared quarterly cash dividends of $0.06 per share payable to holders of our common stock in each quarter of fiscal 2026, 2025 and 2024. As a result, we paid total cash dividends of $205.1 million in fiscal 2026, $207.5 million in fiscal 2025, and $206.8 million in fiscal 2024.

Future payment of a regular quarterly cash dividend on the Company's common stock will be subject to, among other things, the best interests of the Company and its stockholders, the Company's results of operations, cash balances and future cash requirements, financial condition, developments in ongoing litigation, statutory requirements under Delaware law and other factors that our Board of Directors may deem relevant. The Company's dividend payments may change from time to time, and we cannot provide assurance that we will continue to declare dividends at all or in any particular amounts.

Recent Sales of Unregistered Securities

There were no sales of unregistered equity securities during fiscal 2024.

On December 2, 2024, the Company announced that it has expanded its strategic collaboration with a customer, and in connection therewith the Company and the customer entered into a warrant and related transaction agreement under which, among other things, the Company agreed to issue to an affiliate of the customer, a warrant (the "Fiscal 2025 Warrant") to acquire up to 4.2 million shares (the "Fiscal 2025 Warrant Shares") of Company common stock. Approximately 3.9 million Fiscal 2025 Warrant Shares vest based on Company revenue through January 5, 2030 from Customer purchases of Company products, indirectly or directly, of which approximately 2.7 million Fiscal 2025 Warrant Shares are for revenue from the Company's custom artificial intelligence products and approximately 1.2 million Fiscal 2025 Warrant Shares are for revenue from the Company's other products. The balance of the Fiscal 2025 Warrant Shares either vested upon issuance of the Fiscal 2025 Warrant or were subject to time-based vesting. Subject to certain conditions, including vesting, the Fiscal 2025 Warrant has a seven-year term and may be exercised, in whole or in part and for cash or on a net exercise basis, at any time before December 2, 2031, at a purchase price per share of Common Stock equal to $87.77 (the "Fiscal 2025 Exercise Price").

On December 2, 2025, in connection with the acquisition of Celestial AI, Inc., the Company entered into a warrant and related transaction agreement under which, among other things, the Company agreed to issue to an affiliate of a customer (the "Customer"), a warrant (the "Fiscal 2026 Warrant") to acquire up to 1.0 million shares (the "Fiscal 2026 Warrant Shares") of Company common stock. Approximately 1.0 million Fiscal 2026 Warrant Shares vest based on Company revenue through December 31, 2030 from Customer purchases of the Company's photonic fabric products, indirectly or directly. Subject to certain conditions, including vesting, the Fiscal 2026 Warrant has a six-year term and may be exercised, in whole or in part and for cash or on a net exercise basis, at any time before December 2, 2031, at a purchase price per share of Common Stock equal to $87.00 (the "Fiscal 2026 Exercise Price").

For both the Fiscal 2026 Warrant Shares and Fiscal 2025 Warrant Shares, the exercise price and warrant shares issuable are subject to customary antidilution adjustments. The Fiscal 2026 Warrant Shares and Fiscal 2025 Warrant Shares have not been registered under the Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and rules and regulations of the U.S. Securities and Exchange Commission promulgated thereunder. After the issuance of the Fiscal 2025 Warrant, the customer sent the Company a notice of request to file a shelf registration statement in accordance with the terms of the transaction agreement.

Issuer Purchases of Equity Securities

The following table presents details of our stock repurchases during the three months ended January 31, 2026 (in millions, except per share data):

Period (1)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plan or Programs (2)
November 2, 2025 to November 29, 2025				
Accelerated share repurchases	0.5	(3)	0.5	$ 5,734.5
November 30, 2025 to December 27, 2025				
Accelerated share repurchases	0.5	(3)	0.5	$ 5,734.5
Other repurchases	0.8	$ 85.56	0.8	$ 5,671.0
December 28, 2025 to January 31, 2026	1.5	$ 90.05	1.5	$ 5,534.5
Total	3.3		3.3	

(1) The monthly periods presented above for the three months ended January 31, 2026, are based on our fiscal accounting periods which followed a 4-4-5 week fiscal accounting period.

(2) On November 17, 2016, we announced that our Board of Directors had authorized a $1.0 billion stock repurchase program with no fixed expiration. The stock repurchase program replaced in its entirety the prior $3.3 billion stock repurchase program. On October 16, 2018, we announced that our Board of Directors authorized a $700.0 million addition to the balance of our existing stock repurchase program. On March 7, 2024, we announced that our Board of Directors authorized a $3.0 billion addition to the balance of its existing stock repurchase program. On September 24, 2025, we announced that our Board of Directors authorized a $5.0 billion addition to the balance of our existing stock repurchase program. The stock repurchase program will be subject to market conditions, legal rules and regulations, and other factors and does not obligate us to repurchase any dollar amount or number of shares of our common stock and the repurchase program may be extended, modified, suspended or discontinued at any time.

(3) On September 24, 2025, pursuant to the ASR Agreement, we made an upfront payment of $1.0 billion and received initial delivery of approximately 10.7 million shares of our common stock, which represented a portion of the prepayment amount. During the quarter ended January 31, 2026, the ASR Agreement was settled, and we received an additional 1.0 million shares. The cumulative repurchases under this ASR Agreement totaled 11.7 million shares at an average price of $85.21 per share.

From August 2010, when our Board of Directors initially authorized a stock repurchase program, through January 31, 2026, a total of 348.5 million shares have been repurchased under the Company's stock repurchase program for a total $7.3 billion in cash and $5.5 billion remains available for future stock repurchases.

Our stock repurchase program is subject to market conditions, legal restrictions and regulations, and other factors, and does not obligate the Company to repurchase any dollar amount or number of shares of its common stock and the repurchase program may be extended, modified, suspended or discontinued at any time.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes included in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, including those discussed under Part I, Item 1A, "Risk Factors." These risks and uncertainties may cause actual results to differ materially from those discussed in the forward-looking statements.

Overview

We are a leading supplier of data infrastructure semiconductor solutions, spanning the data center core to network edge. We are a fabless supplier of high-performance semiconductor products with core strengths in developing and scaling complex System-on-a-Chip architectures, integrating analog, mixed-signal and digital signal processing functionality. Leveraging leading intellectual property and deep system-level expertise, as well as highly innovative security firmware, our solutions are empowering the data economy and enabling the data center and communications and other end markets.

Our fiscal year is the 52- or 53-week period ending on the Saturday closest to January 31. Accordingly, every fifth or sixth fiscal year will have a 53-week period. The additional week in a 53-week period is added to the fourth quarter, making such quarter consist of 14 weeks. Fiscal 2026 and fiscal 2025 each had a 52-week period. Fiscal 2024 had a 53-week period.

Net revenue in fiscal 2026 was $8.2 billion, 42% higher than net revenue of $5.8 billion in fiscal 2025. This was due to increases in sales from the data center end market by 46% and from the communications and other end market by 31%. The increase was partially offset by a decrease in sales from our automotive ethernet product portfolio due to the divestiture of our automotive ethernet business at the beginning of the third quarter of fiscal 2026.

Strong revenue growth from our data center market was driven by AI-related demand for our custom products and electro-optics portfolio. Additionally, following a period of inventory correction, we have continued to see revenue recovery in our communication and other end market growing significantly compared to fiscal 2025.

On August 14, 2025, we completed the sale of our automotive ethernet business to Infineon Technologies AG for $2.5 billion in cash. During the third quarter of fiscal 2026, we recorded a pre-tax gain on sale of $1.8 billion, which is included in interest income and other, net in the Consolidated Statements of Operations.

Subsequent to our fiscal 2026 year end, on February 2, 2026, we completed the previously announced acquisition of Celestial AI, Inc. ("Celestial"), a provider of a Photonic Fabric™ technology platform purpose-built for next-generation scale-up interconnect. The acquisition of Celestial is expected to accelerate our connectivity strategy for next-generation AI and cloud data centers. At acquisition close, we paid approximately $1.3 billion in cash (or $1.0 billion, net of cash acquired of approximately $300.0 million) and issued approximately 24.5 million shares of our common stock. Contingent on the achievement of specified revenue milestones, we may be required to pay additional cash and issue additional shares of our common stock through fiscal 2029.

Subsequent to our fiscal 2026 year end, on February 10, 2026, we completed the previously announced acquisition of XConn Technologies Holdings, Ltd. ("XConn"), a provider of advanced PCIe and CXL switching silicon, which expands our switching portfolio and augments our Ultra Accelerator Link ("UALink™") scale-up switch team. At acquisition close, we paid approximately $280.0 million in cash and issued approximately 2.1 million shares of our common stock.

We continue to monitor the environment for potential long-term impact on supply and demand from tariffs.

We expect that the U.S. government's export restrictions on certain Chinese customers to continue to impact our revenue. Moreover, concerns that U.S. companies may not be reliable suppliers as a result of these and other actions has caused, and may in the future cause, some of our customers in China to amass large inventories of our products well in advance of need or cause some of our customers to replace our products in favor of products from other suppliers. Customers in China may also choose to develop indigenous solutions, as replacements for products that are subject to U.S. export controls. In addition, there may be indirect impacts to our business that we cannot easily quantify such as the fact that some of our other customers' products which use our solutions may also be impacted by export restrictions. See also Part I, Item IA, "Risk Factors," including, but not limited to, the risk detailed under the caption "*Adverse changes in the political, regulatory and economic policies of governments in connection with trade with China and Chinese customers have reduced the demand for our products and damaged our business.*"

Government Incentives and Grants. We continue to benefit from lower income tax rates in certain jurisdictions through statutory elections or agreements with governmental agencies, which may include a commitment to maintain, or increase, headcount and business investment levels in those jurisdictions. The tax benefits associated with these reduced income tax rates are recorded through our income tax provision for the periods in which such incentive tax rates are effective. However, changes in international taxation, notably the enactment by numerous countries of minimum tax legislation modeled after the Organization for Economic Cooperation and Development's Pillar Two tax framework, could significantly reduce the income tax benefit associated with these tax incentives. In addition, certain jurisdictions in which we operate are pursuing alternative incentive programs, which operate within the Pillar Two tax framework.

On May 1, 2025, we received notification that our application for government incentives in a foreign jurisdiction in which we operate had been approved by the necessary government agencies. For the duration of the incentive period from February 2, 2025, through February 1, 2030, qualifying expenditures and certain qualifying purchases will result in the generation of credits that will reduce qualifying cost of sales and operating expenses by the incentives earned, and the credits may be used to offset income taxes payable or be refunded in cash. We believe there is reasonable assurance that we will meet the conditions of the incentive agreement and that the credits will ultimately be received and thus have recognized benefits associated with qualifying expenditures incurred in the current fiscal year.

Ultimate realization of the incentives is subject to satisfying certain minimum investment levels over the course of the incentive period and government agency reviews and audits of qualifying expenditures. We cannot guarantee that we will achieve the agreed upon investment levels over the incentive period and any failure to meet these investment levels or any change in the current law or government regulations may result in a clawback of some or all of the incentives and a corresponding reversal of any benefit recognized.

Capital Return Program. We remain committed to delivering stockholder value through our stock repurchase and dividend programs. Under the program authorized by our Board of Directors, we may repurchase shares of our common stock in the open-market or through privately negotiated transactions. On September 24, 2025, we executed an accelerated share repurchase agreement ("ASR Agreement") with a counterparty financial institution to repurchase shares of our common stock in exchange for an upfront payment of $1.0 billion. See "Note 10 – Stockholders' Equity" in the Notes to Consolidated Financial Statements for additional information. The extent to which we repurchase our stock and the timing of such repurchases will depend upon market conditions, legal rules and regulations, and other corporate considerations, as determined by our management team. During fiscal 2026, we repurchased 26.6 million shares of our common stock for $2.0 billion. As of January 31, 2026, $5.5 billion remained available for future stock repurchases.

We returned $2.2 billion to stockholders in fiscal 2026 through $2.0 billion in repurchases of our common stock and $205.1 million in cash dividends.

Cash and Short-Term Investments. Our cash and cash equivalents were $2.6 billion at January 31, 2026, which were $1.7 billion higher than our balance at February 1, 2025 of $948.3 million.

Sales and Customer Composition. We regularly monitor the creditworthiness of our distributor and direct customers, and believe these distributors' sales to diverse end customers and geographies further serve to mitigate our exposure to credit risk.

Most of our sales are made to customers with operations located outside of the United States, primarily in Asia, and a majority of our products are manufactured outside the United States. Sales shipped to customers with operations in Asia represented approximately 77% of our net revenue in fiscal 2026, 75% of our net revenue in fiscal 2025 and 70% of our net revenue in fiscal 2024. Because many manufacturers and manufacturing subcontractors of our customers are located in Asia, we expect that most of our net revenue will continue to be represented by sales to our customers in that region. For risks related to our global operations, see Part I, Item 1A, "Risk Factors," including but not limited to the risk detailed under the caption "*We face additional risks due to the extent of our global operations since a majority of our products, and those of many of our customers, are manufactured and sold outside of the United States. The occurrence of any or a combination of the additional risks described below would significantly and negatively impact our business and results of operations.*"

The development process for our products is long, which may cause us to experience a delay between the time we incur expenses and the time revenue is generated from these expenditures. We anticipate that the rate of new orders may vary significantly from quarter to quarter. For risks related to our sales cycle, see Part I, Item 1A, "Risk Factors," including but not limited to the risk detailed under the caption "*We are subject to order and shipment uncertainties. If we are unable to accurately predict customer demand, we may hold excess or obsolete inventory, which would reduce our gross margin. Conversely, we may have insufficient inventory or be unable to obtain the supplies or contract manufacturing capacity to meet demand, which would result in lost revenue opportunities and potential loss of market share as well as damaged customer relationships.*"

To secure capacity over the long term, we have entered into capacity reservation arrangements with certain foundries and partners. See "Note 8 – Commitments and Contingencies" in the Notes to Consolidated Financial Statements for additional information.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, provisions for sales returns and allowances, inventory excess and obsolescence, goodwill and other intangible assets, business combinations, restructuring, government incentives, income taxes, litigation, and other contingencies. We base our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances when these carrying values are not readily available from other sources. Actual results could differ from these estimates, and such differences could affect the results of operations reported in future periods. In the current macroeconomic environment, these estimates could require increased judgment and carry a higher degree of variability and volatility. We continue to monitor and assess our estimates in light of developments, and as events continue to evolve and additional information becomes available, our estimates may change materially in future periods. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For further information on our significant accounting policies, see "Note 2 – Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Revenue Recognition. We recognize revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. Under the revenue recognition standard, we apply the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

We enter into contracts that may include various combinations of products and services that are capable of being distinct and accounted for as separate performance obligations. To date, the majority of the revenue has been generated by sales of products as revenue from services has been insignificant. Performance obligations associated with product sales transactions are generally satisfied when control passes to customers upon shipment. Accordingly, product revenue is recognized at a point in time when control of the asset is transferred to the customer. We recognize revenue when we satisfy a performance obligation by transferring control of a product to a customer in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. For product revenue, the performance obligation is deemed to be the delivery of the product and therefore, the revenue is generally recognized upon shipment to customers, net of accruals for estimated sales returns and rebates. These estimates are based on historical returns, analysis of credit memo data and other known factors. Actual returns could differ from these estimates. We account for rebates by recording reductions to revenue for rebates in the same period that the related revenue is recorded. The amount of these reductions is based upon the terms agreed to with the customer. Some of our sales are made to distributors under agreements allowing for price protection, price discounts and limited rights of stock rotation on products unsold by the distributors. Control passes to the distributor upon shipment, and terms and payment by our distributors is not contingent on resale of the product. Product revenue on sales made to distributors is recognized upon shipment, net of estimated variable consideration. Variable consideration primarily consists of price discounts, price protection, rebates, and stock rotation programs and is estimated based on a portfolio approach using the expected value method derived from historical data, current economic conditions, and contractual terms. Actual variable consideration could differ from these estimates.

A portion of our net revenue is derived from sales through third-party logistics providers who maintain warehouses in close proximity to our customers' facilities. Revenue from sales through these third-party logistics providers is not recognized until the product is pulled from stock by the customer.

Our products are generally subject to warranty, which provides for the estimated future costs of replacement upon shipment of the product. We generally warrant that our products sold to our customers will conform to our approved specifications and be free from defects in material and workmanship under normal use and conditions for one year. We may offer a longer warranty period in limited situations based on product type and negotiated warranty terms with certain customers. The warranty accrual is estimated primarily based on historical claims compared to historical revenues and assumes that we will have to replace products subject to a claim. From time to time, we become aware of specific warranty situations, and we record specific accruals to cover these exposures.

Inventories. We value our inventory at the lower of cost or net realizable value, cost being determined under the first-in, first-out method. We regularly review inventory quantities on hand and record a reduction to the total carrying value of our inventory for any difference between cost and estimated net realizable value of inventory that is determined to be excess, obsolete or unsellable inventory based primarily on our estimated forecast of product demand and production requirements. The estimate of future demand is compared to our inventory levels, including open purchase commitments, to determine the amount, if any, of obsolete or excess inventory. Demand for our products can fluctuate significantly from period to period. A significant decrease in demand could result in an increase in the amount of excess inventory on hand. In addition, our industry is characterized by rapid technological change, frequent new product development and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, our estimates of future product demand and judgment to determine excess inventory may prove to be inaccurate, in which case we may have understated or overstated the reduction to the total carrying value of our inventory for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination. Likewise, if our inventory is determined to be undervalued, we may have over-reported our cost of goods sold in previous periods and would be required to recognize additional gross margin at the time the related inventory is sold. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our results of operations.

Accounting for Income Taxes. We estimate our income taxes in the jurisdictions in which we operate. This process involves estimating our actual tax expense together with assessing temporary differences resulting from the differing treatment of certain items for tax return and financial statement purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets.

We recognize income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year, and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The measurement of current and deferred taxes is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated.

Evaluating the need for a valuation allowance for deferred tax assets requires judgment and analysis of all available positive and negative evidence, including recent earnings history and cumulative losses in recent years, reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies to determine whether all or some portion of the deferred tax assets will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Using available evidence and judgment, we establish a valuation allowance for deferred tax assets, when it is determined that it is more likely than not that they will not be realized. Valuation allowances have been provided primarily against U.S. federal and state research and development credits and certain acquired net operating losses and deferred tax assets of foreign subsidiaries. A change in the assessment of the realizability of deferred tax assets may significantly affect our tax provision in the period in which a change of assessment occurs. Taxes due on Global Intangible Low-Taxed Income ("GILTI") inclusions in U.S. are recognized as a current period expense when incurred.

As a multinational corporation, we conduct our business in many countries and are subject to taxation in many jurisdictions. The taxation of our business is subject to the application of various and sometimes conflicting tax laws and regulations as well as multinational tax conventions. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide earnings or losses, the tax laws and regulations in various jurisdictions, the availability of tax incentives, tax credits and loss carryforwards, and the effectiveness of our tax planning strategies, which includes our estimates of the fair value of our intellectual property. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, and the evolution of regulations and court rulings and tax audits. There can be no assurance that we will accurately predict the outcome of audits, and the amounts ultimately paid on resolution of audits could be significantly different than the amounts previously included in our income tax expense and, therefore, could have a significant effect on our tax provision, results of operations, and cash flows. Consequently, taxing authorities may impose tax assessments or judgments against us that could significantly affect our tax liability and/or our effective income tax rate.

We are subject to income tax audits by the respective tax authorities in the jurisdictions in which we operate. We recognize the effect of income tax positions only if these positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is more than 50% likely to be realized. Changes in judgment regarding the recognition or measurement of uncertain tax positions are reflected in the period in which the change occurs. We record interest and penalties related to unrecognized tax benefits in income tax expense. The calculation of our tax liabilities involves the inherent uncertainty associated with complex tax laws. We believe we have adequately provided for, in our financial statements, additional taxes that we estimate to be required to be paid as a result of such examinations. While we believe that we have adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than our accrued position. Unpaid tax liabilities, including the interest and penalties, are released pursuant to a final settlement with tax authorities, completion of audit or expiration of various statutes of limitations. The significant jurisdictions in which we may be subject to examination by tax authorities throughout the world include Germany, India, Israel, Singapore, and the United States.

The recognition and measurement of current taxes payable or refundable, and deferred tax assets and liabilities require that we make certain estimates and judgments. Changes to these estimates or judgments may have a significant effect on our income tax provision in a future period.

Long-Lived Assets and Intangible Assets. We assess the impairment of long-lived assets and intangible assets whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. Circumstances which could trigger a review include, but are not limited to the following:

- significant decreases in the market price of the asset;

- significant adverse changes in the business climate or legal factors;

- accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset;

- current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and

- current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Whenever events or changes in circumstances suggest that the carrying amount of long-lived assets and intangible assets may not be recoverable, we estimate the future cash flows, undiscounted and without interest charges, expected to be generated by the asset from its use or eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Significant management judgment is required in the forecasts of future operating results that are used in the discounted cash flow method of valuation. These significant judgments may include future expected revenue, expenses, capital expenditures and other costs, discount rates and whether or not alternative uses are available for impacted long-lived assets.

Goodwill. We record goodwill when the consideration paid for a business acquisition exceeds the fair value of net tangible and intangible assets acquired. Goodwill is measured and tested for impairment annually on the last business day of our fiscal fourth quarter, and more frequently, if an event occurs or circumstances change that indicate the fair value of the reporting unit may be below its carrying amount. We have identified that our business operates as a single operating segment and as a single reporting unit for the purpose of goodwill impairment testing.

When testing goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount or we may determine to proceed directly to the quantitative impairment test.

Factors we consider important in the qualitative assessment which could trigger a goodwill impairment review include;

- significant underperformance relative to historical or projected future operating results;

- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

- significant negative industry or economic trends;

- a significant decline in our stock price for a sustained period; and

- a significant change in our market capitalization relative to our net book value.

If we assess qualitative factors and conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, or if we determine not to use the qualitative assessment, then a quantitative impairment test is performed. The quantitative impairment test requires comparing the fair value of the reporting unit to its carrying value, including goodwill. An impairment exists if the fair value of the reporting unit is lower than its carrying value. We would record an impairment loss in the fiscal quarter in which an impairment determination is made. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions.

As of the last day of the fourth quarter of fiscal 2026, we performed our annual impairment assessment for testing goodwill. A quantitative assessment was performed. Based on our assessment, we determined there was no goodwill impairment.

Business Combinations. We allocate the fair value of the purchase consideration, including any contingent consideration, of a business acquisition to the tangible assets, liabilities, and intangible assets acquired, including in-process research and development ("IPR&D"), based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When an IPR&D project is completed, the IPR&D is reclassified as an amortizable purchased intangible asset and amortized over the asset's estimated useful life. The accounting for business combinations requires management to make significant estimates and assumptions, especially with respect to the fair value of intangible assets and contingent consideration, in which we typically use the income approach methodology. Critical estimates used for the valuation of acquired intangible assets can include, but are not limited to, forecasted revenue, expenses, capital expenditures and other costs, and discount rates. Critical estimates used for the valuation of contingent consideration can include, but are not limited to, probability of achievement, stock price, performance period, volatility and other relevant assumptions. We estimate the fair value based upon assumptions we believe to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Estimates associated with the accounting for acquisitions may change as additional information becomes available regarding the assets acquired and liabilities assumed.

Results of Operations

Years Ended January 31, 2026 and February 1, 2025

The following table sets forth information derived from our Consolidated Statements of Operations expressed as a percentage of net revenue:

	Year Ended	
	January 31, 2026	February 1, 2025
Net revenue	100.0 %	100.0 %
Cost of goods sold	49.0	58.7
Gross profit	51.0	41.3
Operating expenses:		
Research and development	25.3	33.9
Selling, general and administrative	9.4	13.8
Restructuring related charges, net	0.2	6.1
Total operating expenses	34.9	53.8
Operating income (loss)	16.1	(12.5)
Interest and other income (loss), net	21.1	(3.0)
Income (loss) before income taxes	37.2	(15.5)
Provision (benefit) for income taxes	4.6	(0.2)
Net income (loss)	32.6 %	(15.3)%

Net Revenue

	Year Ended		
	January 31, 2026	February 1, 2025	% Change in fiscal 2026
	(in millions, except percentage)		
Net revenue	$ 8,194.6	$ 5,767.3	42.1%

Our net revenue for fiscal 2026 increased by $2.4 billion compared to net revenue for fiscal 2025. This was primarily due to a 46% increase in sales from the data center end market which benefited from strong AI-related demand. Sales from the communications and other end market also increased by 31%, which has continued to recover due to normalizing customer inventory levels and strong adoption of our products, partially offset by a decrease in sales from our automotive ethernet product portfolio due to the divestiture of our automotive ethernet business at the beginning of the third quarter of fiscal 2026.

Cost of Goods Sold and Gross Profit

	Year Ended		
	January 31, 2026	February 1, 2025	% Change in fiscal 2026
	(in millions, except percentages)		
Cost of goods sold	$ 4,013.9	$ 3,385.1	18.6%
% of net revenue	49.0 %	58.7 %	
Gross profit	$ 4,180.7	$ 2,382.2	75.5%
% of net revenue	51.0 %	41.3 %	

Cost of goods sold as a percentage of net revenue decreased for fiscal 2026 compared to fiscal 2025, which was primarily due to impairment charges of $357.9 million for acquired intangible assets, inventories, property and equipment, and other non-current assets associated with restructuring actions during fiscal 2025. See "Note 4 – Restructuring" in the Notes to Consolidated Financial Statements for further information. The decrease in cost of goods sold as a percentage of net revenue was also due to better cost absorption driven by higher revenues, partially offset by a shift in product mix. As a result, gross margin for fiscal 2026 increased by 9.7 percentage points compared to fiscal 2025.

Research and Development

	Year Ended		
	January 31, 2026	February 1, 2025	% Change in fiscal 2026
	(in millions, except percentages)		
Research and development	$ 2,075.2	$ 1,950.4	6.4%
% of net revenue	25.3 %	33.9 %	

Research and development expense increased by $124.8 million in fiscal 2026 compared to fiscal 2025. The increase was primarily due to higher overall spending to support our R&D initiatives, including advanced IP development and customer design win activity.

Selling, General and Administrative

	Year Ended		
	January 31, 2026	February 1, 2025	% Change in fiscal 2026
	(in millions, except percentages)		
Selling, general and administrative	$ 767.1	$ 798.2	(3.9)%
% of net revenue	9.4 %	13.8 %	

Selling, general and administrative expense decreased by $31.1 million in fiscal 2026 compared to fiscal 2025. The decrease was primarily due to lower amortization expense for acquired intangible assets.

Stock-Based Compensation Expense

	Year Ended	
	January 31, 2026	February 1, 2025
	(in millions)	
Cost of goods sold	$ 49.2	$ 47.3
Research and development	409.0	395.6
Selling, general and administrative	132.6	154.5
Total stock-based compensation	$ 590.8	$ 597.4

Stock-based compensation expense declined slightly in fiscal 2026 compared to fiscal 2025. Stock-based compensation under selling, general and administrative decreased by $21.9 million, and research and development and cost of goods sold increased by $13.4 million and $1.9 million, respectively.

Restructuring Related Charges, Net

	Year Ended	
	January 31, 2026	February 1, 2025
	(in millions, except percentages)	
Restructuring related charges, net	$ 15.5	$ 353.9
% of net revenue	0.2 %	6.1 %

We recognized net restructuring related charges of $15.5 million in fiscal 2026 as we continued to evaluate our existing operations to increase operational efficiency, decrease costs and increase profitability. See "Note 4 – Restructuring" in the Notes to Consolidated Financial Statements for further information.

Interest and Other Income (Loss), Net

	Year Ended		% Change in fiscal 2026
	January 31, 2026	February 1, 2025	
	(in millions, except percentages)		
Interest expense	$ (202.6)	$ (189.4)	7.0%
Interest income and other, net	1,926.3	15.0	*
Interest and other income (loss), net	$ 1,723.7	$ (174.4)	*
% of net revenue	21.1 %	(3.0)%	

*Not meaningful.

We recognized interest and other income, net of $1.7 billion in fiscal 2026 as compared to interest and other loss, net of $174.4 million in fiscal 2025. The change was primarily due to the $1.8 billion gain on sale of our automotive ethernet business in the third quarter of fiscal 2026.

Provision (Benefit) for Income Taxes

	Year Ended		% Change in fiscal 2026
	January 31, 2026	February 1, 2025	
	(in millions)		
Provision (benefit) for income taxes	$ 376.5	$ (9.7)	*

*Not meaningful.

The increase in our income tax expense for fiscal 2026 as compared to our income tax benefit for fiscal 2025 was driven by an increase in earnings, which includes the gain on the sale of our automotive ethernet business in fiscal 2026, against losses in fiscal 2025. The income tax expense for fiscal 2026 differs from the U.S. federal statutory tax rate of 21% as a result of foreign income inclusions in the U.S., a portion of our earnings or losses being taxed or benefited at rates lower than the U.S. statutory rate, research and development credit generation, and changes in valuation allowance.

The income tax benefit for fiscal 2025 differs from the U.S. federal statutory tax rate of 21% as a result of foreign income inclusions in the U.S., a portion of our earnings or losses being taxed or benefited at rates lower than the U.S. statutory rate, research and development credit generation, and deductions related to stock compensation.

The One Big Beautiful Bill Act of 2025 (the "2025 Tax Act") was signed into law on July 4, 2025. The 2025 Tax Act makes permanent key elements of the 2017 Tax Cuts and Jobs Act, including domestic research cost expensing, 100% bonus depreciation and makes modifications to the U.S. International tax framework. Our tax provision for the January 31, 2026 period includes the impact of the 2025 Tax Act. We will continue to evaluate the impact of the 2025 Tax Act on our income taxes.

Our provision for incomes taxes may be affected by changes in the geographic mix of earnings with different applicable tax rates, acquisitions or divestitures, changes in the realizability of deferred tax assets, accruals related to contingent tax liabilities and period-to-period changes in such accruals, the results of income tax audits, the expiration of statutes of limitations, the implementation of tax planning strategies, tax rulings, court decisions, settlements with tax authorities and changes in tax laws and regulations. It is also possible that significant negative evidence may become available that causes us to conclude that a valuation allowance is needed on certain of our deferred tax assets, which would adversely affect our income tax provision in the period of such change in judgment.

We are subject to legislation based on the Organization for Economic Cooperation and Development's 15% global minimum tax regime which applies to the majority of countries in which we operate. As a result of this legislation, our foreign earnings are generally subject to a minimum tax rate of 15%. On January 5, 2026, the OECD released a comprehensive package of administrative guidance, including the "side-by-side system" that exempts U.S. parented multinational businesses from certain provisions of Pillar Two, specifically the Income Inclusion Rule and the Undertaxed Profits Rule. The OECD guidance provides that the side-by-side system will be effective for fiscal years beginning on or after January 1, 2026. The effects of any future legislation in this area are not yet reasonably estimable, but if such legislation is enacted in the future could have a significant effect on our provision for income taxes, our financial results, and our earnings and cash flows.

The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those assets become deductible or creditable. We evaluate the recoverability of these assets, weighing all positive and negative evidence, and provide or maintain a valuation allowance for these assets if it is more likely than not that some, or all, of the deferred tax assets will not be realized. If negative evidence exists, sufficient positive evidence is necessary to support a conclusion that a valuation allowance is not needed. We consider all available evidence such as our earnings history including the existence of cumulative income or losses, reversals of taxable temporary differences, projected future taxable income, and tax planning strategies. In future periods, it is possible that significant positive or negative evidence could arise that results in a change in our judgment with respect to the need for a valuation allowance, which could result in a tax benefit, or adversely affect our income tax provision, in the period of such change in judgment.

We also continue to evaluate potential changes to our legal structure in response to guidelines and requirements in various international tax jurisdictions where we conduct business. Additionally, see the information in Part I, Item 1A, "Risk Factors" under the caption "*Changes in existing taxation benefits, tax rules or tax practices may adversely affect our financial results.*"

Our Annual Report on Form 10-K for the fiscal year ended February 1, 2025 includes a discussion and analysis of our financial condition and results of operations for the year ended February 3, 2024 and year-to-year comparisons between the years ended February 1, 2025 and February 3, 2024 in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Liquidity and Capital Resources

Our principal source of liquidity as of January 31, 2026 consisted of approximately $2.6 billion of cash and cash equivalents, of which approximately $642.0 million was held by subsidiaries outside of the United States, a portion of which are deemed to be indefinitely reinvested. We manage our worldwide cash requirements by, among other things, reviewing available funds held by our foreign subsidiaries and the cost effectiveness by which those funds can be accessed in the United States. See "Note 12 – Income Taxes" in the Notes to Consolidated Financial Statements for further information.

As of January 31, 2026, we had total borrowings outstanding of $4.5 billion, consisting of senior notes outstanding, of which $499.8 million are due within twelve months.

During fiscal 2026, we repaid $590.6 million of the principal outstanding of the 5-Year Tranche Loan ("2026 Term Loan").

On June 30, 2025, we entered into an agreement to amend and restate the credit facility to increase the borrowing capacity to $1.5 billion (as so amended and restated, the "2025 Revolving Credit Facility"). The 2025 Revolving Credit Facility has a 5-year term and a stated floating interest rate which equates to an adjusted term SOFR plus an applicable margin. During the second quarter of fiscal 2026, we repaid $200.0 million on the 2025 Revolving Credit Facility that was outstanding from the first quarter of fiscal 2026. As of January 31, 2026, the 2025 Revolving Credit Facility was undrawn and is available for draw down through June 30, 2030.

On June 30, 2025, we completed a debt offering and issued (i) $500.0 million of Senior Notes with a 5-year term due in 2030 ("2030 Senior Notes") and (ii) $500.0 million of Senior Notes with a 10-year term due in 2035 ("2035 Senior Notes").

For a description of our contractual obligations including debt, purchase commitments, and leases, see "Note 7 – Debt," "Note 8 – Commitments and Contingencies" and "Note 9 – Leases" in the Notes to Consolidated Financial Statements. In addition, see "Note 12 – Income Taxes" regarding tax related contingencies and uncertain tax positions in the Notes to Consolidated Financial Statements. We generally expect to satisfy these commitments with cash on hand and cash provided by operating activities.

On August 14, 2025, we completed the sale of our automotive ethernet business to Infineon Technologies AG for $2.5 billion in cash. In the third quarter of fiscal 2026, we recorded a pre-tax gain on sale of $1.8 billion, which is included in interest income and other, net in the Consolidated Statements of Operations.

Subsequent to our fiscal 2026 year end, in February 2026, we completed the previously announced acquisitions of Celestial and XConn in which we paid $1.3 billion (or $1.0 billion, net of cash acquired of approximately $300.0 million) and $280.0 million in cash, respectively. We also issued shares of our common stock of approximately 24.5 million shares for Celestial, and approximately 2.1 million shares for XConn. For the Celestial acquisition, contingent on the achievement of specified revenue milestones, we may be required to pay additional cash and issue additional shares of our common stock through fiscal 2029. See "Note 16 – Subsequent Events" in the Notes to Consolidated Financial Statements for discussions of the acquisitions.

We may elect to factor trade accounts receivable from time to time as part of our overall liquidity and working capital management strategy. During the year ended January 31, 2026, we generated cash from operations from the sale of certain trade accounts receivable on a non-recourse basis to a third-party financial institution pursuant to a factoring arrangement. See "Note 15 – Supplemental Financial Information" in the Notes to Consolidated Financial Statements for additional information.

We believe that our existing cash and cash equivalents, together with cash generated from operations, and funds from our 2025 Revolving Credit Facility will be sufficient to cover our working capital needs, capital expenditures, investment requirements, any declared dividends, repurchases of our common stock, commitments (including those discussed in "Note 8 – Commitments and Contingencies" in the Notes to Consolidated Financial Statements) for at least the next twelve months. Our capital requirements will depend on many factors, including our rate of sales growth, market acceptance of our products, costs of securing access to adequate manufacturing capacity, the timing and extent of research and development projects and increases in operating expenses, all of which are subject to uncertainty.

To the extent that our existing cash and cash equivalents, together with cash generated from operations, and funds available under our 2025 Revolving Credit Facility are insufficient to fund our future activities, we may need to raise additional funds through public or private debt or equity financing. We may also acquire additional businesses, purchase assets or enter into other strategic arrangements in the future, which could also require us to seek debt or equity financing. Additional equity financing or convertible debt financing may be dilutive to our current stockholders. If we elect to raise additional funds, we may not be able to obtain such funds on a timely basis or on acceptable terms, if at all. In addition, the equity or debt securities that we issue may have rights, preferences or privileges senior to our common stock.

Future payment of a regular quarterly cash dividend on our common stock and our planned repurchases of common stock will be subject to, among other things, the best interests of the Company and our stockholders, our results of operations, cash balances and future cash requirements, financial condition, developments in ongoing litigation, statutory requirements under Delaware law, U.S. securities laws and regulations, market conditions and other factors that our Board of Directors may deem relevant. Our dividend payments and repurchases of common stock may change from time to time, and we cannot provide assurance that we will continue to declare dividends or repurchase stock at all or in any particular amounts.

Cash Flows from Operating Activities

Net cash provided by operating activities was $1.8 billion for fiscal 2026 compared to net cash provided by operating activities of $1.7 billion for fiscal 2025. We had a net income of $2.7 billion adjusted for the following non-cash items: gain on sale of our automotive ethernet business of $1.8 billion, amortization of acquired intangible assets of $942.0 million, stock-based compensation expense of $590.8 million, depreciation and amortization of $348.6 million, deferred income tax of $42.2 million, restructuring related gains of $14.0 million, and $109.5 million net loss from other non-cash items. Cash outflow from working capital of $1.1 billion for fiscal 2026 was primarily driven by increases in accounts receivable, inventories, and prepaid expenses and other assets, partially offset by increases in accrued liabilities and other non-current liabilities, and accounts payable. The increase in accounts receivable was primarily due to higher sales in the last two months of fiscal 2026. The increase in inventories is aligned with expected revenue growth. The increase in prepaid expenses and other assets was primarily driven by higher prepaid ship and debits due to higher inventory balances at distributors, and from receivables for government incentives earned. The increase in accrued liabilities and other non-current liabilities was primarily driven by an increase in income taxes payable mainly from taxes on gain from sale of business, and higher ship and debit claims accrual. The increase in accounts payable was primarily due to the timing of payments.

Net cash provided by operating activities was $1.7 billion for fiscal 2025 compared to net cash provided by operating activities of $1.4 billion for fiscal 2024. We had a net loss of $885.0 million adjusted for the following non-cash items: amortization of acquired intangible assets of $1.1 billion, stock-based compensation expense of $597.4 million, restructuring related impairment charges of $528.8 million, depreciation and amortization of $304.3 million, deferred income tax benefit of $111.9 million and $65.9 million net loss from other non-cash items. Cash inflow from working capital of $129.1 million for fiscal 2025 was primarily driven by a decrease in accounts receivable, and increases in accounts payable, accrued employee compensation, and accrued liabilities and other non-current liabilities, partially offset by an increase in inventories. The decrease in accounts receivable was primarily due to better shipment linearity and increase in distribution reserves on stronger demand. The increase in accounts payable was primarily due to the timing of payments. The increase in accrued employee compensation was primarily due to bonus accrual. The increase in accrued liabilities and other non-current liabilities was primarily driven by higher restructuring accruals, partially offset by lower ship and debit claims accrual due to lower inventory balances at distributors as a result of increased sell through, and decreases in litigation and interest accrual. The increase in inventories was primarily to support improving demand environment.

Cash Flows from Investing Activities

Net cash provided by investing activities of $2.1 billion in fiscal 2026 was primarily driven by net proceeds from sale of our automotive ethernet business of $2.5 billion, and proceeds from sales of property and equipment of $27.4 million, partially offset by purchases of property and equipment of $354.1 million.

Net cash used in investing activities of $300.7 million in fiscal 2025 was primarily driven by the purchases of property and equipment of $284.6 million.

Cash Flows from Financing Activities

Net cash used in financing activities of $2.2 billion in fiscal 2026 was primarily attributable to $2.0 billion repurchases of common stock, $790.6 million repayment of debt principal, $240.7 million for tax withholding payments on behalf of employees for net share settlements, $205.1 million for payment for our quarterly dividends, and $128.3 million payments on technology license obligations. These outflows were partially offset by $1.2 billion in proceeds from borrowings and $78.7 million in proceeds from the issuance of our common stock under our equity incentive plans.

Net cash used in financing activities of $1.4 billion in fiscal 2025 was primarily attributable to $725.0 million repurchases of common stock, $274.9 million for tax withholding payments on behalf of employees for net share settlements, $207.5 million for payment for our quarterly dividends, $153.6 million payments on technology license obligations, and $109.4 million repayment of debt principal. These outflows were partially offset by $87.6 million in proceeds from the issuance of our common stock under our equity incentive plans.

Recent Accounting Pronouncements

See "Note 2 – Significant Accounting Policies - Recent Accounting Pronouncements" in our Notes to Consolidated Financial Statements.

Related Party Transactions

None.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk. With our outstanding debt, we are exposed to various forms of market risk. We maintain an investment policy that requires minimum credit ratings, diversification of credit risk and limits the long-term interest rate risk by requiring effective maturities of generally less than five years. We typically invest our excess cash primarily in highly liquid debt instruments including money market funds and time deposits. Investments in both fixed rate and floating rate interest earning securities carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. There were no such investments on hand at January 31, 2026, aside from cash and cash equivalents.

Foreign Currency Exchange Risk. All of our sales and the majority of our expenses are denominated in U.S. dollars. Since we operate in many countries, a percentage of our international operational expenses are denominated in foreign currencies and exchange volatility could positively or negatively impact those operating costs. Increases in the value of the U.S. dollar relative to other currencies could make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our suppliers raising their prices to continue doing business with us. Additionally, we may hold certain assets and liabilities, including potential tax liabilities, in local currency on our consolidated balance sheets. These tax liabilities would be settled in local currency. Therefore, foreign exchange gains and losses from remeasuring the tax liabilities are recorded to interest and other income (loss), net. We do not believe that foreign exchange volatility has a significant effect on our current business or results of operations. However, fluctuations in currency exchange rates could have a greater effect on our business or results of operations in the future to the extent our expenses increasingly become denominated in foreign currencies.

We may enter into foreign currency forward and option contracts with financial institutions to protect against foreign exchange risks associated with certain existing assets and liabilities, certain firmly committed transactions, forecasted future cash flows and net investments in foreign subsidiaries. However, we may choose not to hedge certain foreign exchange exposures for a variety of reasons, including, but not limited to, accounting considerations and the prohibitive economic cost of hedging particular exposures.

To provide an assessment of the foreign currency exchange risk associated with our foreign currency exposures within operating expense, we performed a sensitivity analysis to determine the effect that an adverse change in exchange rates would have on our financial statements. If the U.S. dollar weakened by 10%, our operating expenses could increase by approximately 2%.

Item 8. *Financial Statements and Supplementary Data*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Marvell Technology, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Marvell Technology, Inc. and subsidiaries (the "Company") as of January 31, 2026 and February 1, 2025, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows, for each of the three years in the period ended January 31, 2026, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2026, and February 1, 2025, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories − Excess and Obsolete Inventory − Refer to Note 2 and 15 to the financial statements.

Critical Audit Matter Description

Inventories are stated at the lower of cost or net realizable value. The Company records a reduction to the carrying value of inventory that is determined to be excess, obsolete or unsellable based upon assumptions about future demand and market conditions. As of January 31, 2026, the Company's consolidated inventories balance was $1,388.0 million.

We identified inventory valuation as a critical audit matter because of the significant assumptions management makes with regard to estimating the net realizable value of inventories, specifically, forecasted demand. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management's estimate of forecasted demand.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of forecasted demand used in the determination of excess and obsolete inventories included the following, among others:

- We tested the effectiveness of internal controls over the excess and obsolete inventory analysis, including internal controls designed to review and approve estimates of forecasted demand.

- We evaluated management's ability to accurately estimate future demand by comparing estimates made in prior periods to the subsequent actual results for those same periods.

- We made inquiries of business unit managers throughout the period as well as executives, sales and marketing, and operations personnel about the expected product life cycles and product development plans and historical demand by product and compared expectations to actual developments over the period.

- We selected a sample of inventory products and tested the forecasted demand by comparing internal and external information (e.g., historical demand, contracts, communications with customers, market conditions) to the Company's forecasted demand.

- We considered, when relevant, the existence of contradictory evidence based on reading of internal financial and operational information used by management and the board of directors, Company press releases, and analysts' reports, as well as our observations and inquiries as to changes within the business and evidence obtained through other areas of the audit.

/s/ Deloitte & Touche LLP

San Jose, California
March 11, 2026

We have served as the Company's auditor since 2016.

MARVELL TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except par value per share)

	January 31, 2026		February 1, 2025	
ASSETS				
Current assets:				
Cash and cash equivalents	$	2,638.8	$	948.3
Accounts receivable, net		2,186.6		1,028.4
Inventories		1,388.0		1,029.7
Prepaid expenses and other current assets		247.2		113.9
Total current assets		6,460.6		3,120.3
Property and equipment, net		935.0		790.5
Goodwill		11,062.2		11,586.9
Acquired intangible assets, net		1,754.7		2,710.6
Deferred tax assets		345.9		401.2
Other non-current assets		1,726.9		1,595.0
Total assets	$	22,285.3	$	20,204.5
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	1,073.8	$	622.2
Accrued liabilities		1,337.1		972.6
Accrued employee compensation		309.8		302.5
Short-term debt		499.8		129.5
Total current liabilities		3,220.5		2,026.8
Long-term debt		3,970.8		3,934.3
Other non-current liabilities		785.6		816.4
Total liabilities		7,976.9		6,777.5
Commitments and contingencies (Note 8)				
Stockholders' equity:				
Preferred stock, $0.002 par value; 8.0 shares authorized; no shares issued and outstanding		—		—
Common stock, $0.002 par value; 1.3 billion shares authorized; 847.3 and 866.0 shares issued and outstanding as of January 31, 2026 and February 1, 2025, respectively		1.7		1.7
Additional paid-in capital		12,950.9		14,534.1
Accumulated other comprehensive income		—		0.4
Retained earnings (Accumulated deficit)		1,355.8		(1,109.2)
Total stockholders' equity		14,308.4		13,427.0
Total liabilities and stockholders' equity	$	22,285.3	$	20,204.5

See accompanying Notes to Consolidated Financial Statements.

MARVELL TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share amounts)

	Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Net revenue	$ 8,194.6	$ 5,767.3	$ 5,507.7
Cost of goods sold	4,013.9	3,385.1	3,214.1
Gross profit	4,180.7	2,382.2	2,293.6
Operating expenses:			
Research and development	2,075.2	1,950.4	1,896.2
Selling, general and administrative	767.1	798.2	834.0
Restructuring related charges, net	15.5	353.9	131.1
Total operating expenses	2,857.8	3,102.5	2,861.3
Operating income (loss)	1,322.9	(720.3)	(567.7)
Interest expense	(202.6)	(189.4)	(211.7)
Interest income and other, net	1,926.3	15.0	20.7
Interest and other income (loss), net	1,723.7	(174.4)	(191.0)
Income (loss) before income taxes	3,046.6	(894.7)	(758.7)
Provision (benefit) for income taxes	376.5	(9.7)	174.7
Net income (loss)	$ 2,670.1	$ (885.0)	$ (933.4)
Net income (loss) per share — basic	$ 3.10	$ (1.02)	$ (1.08)
Net income (loss) per share — diluted	$ 3.07	$ (1.02)	$ (1.08)
Weighted-average shares:			
Basic	861.0	865.5	861.3
Diluted	869.7	865.5	861.3

See accompanying Notes to Consolidated Financial Statements.

MARVELL TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions)

	Year Ended		
	January 31, 2026	**February 1, 2025**	**February 3, 2024**
Net income (loss)	$ 2,670.1	$ (885.0)	$ (933.4)
Other comprehensive income (loss), net of tax:			
Net change in unrealized gain (loss) on cash flow hedges	(0.4)	(0.7)	1.1
Other comprehensive income (loss), net of tax	(0.4)	(0.7)	1.1
Comprehensive income (loss), net of tax	$ 2,669.7	$ (885.7)	$ (932.3)

See accompanying Notes to Consolidated Financial Statements.

MARVELL TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions, except per share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount				
Balance at January 28, 2023	856.1	$ 1.7	$ 14,512.0	$ —	$ 1,123.5	$ 15,637.2
Issuance of common stock in connection with equity incentive plans	11.9	—	99.2	—	—	99.2
Tax withholdings related to net share settlement of restricted stock units	—	—	(223.7)	—	—	(223.7)
Stock-based compensation	—	—	607.8	—	—	607.8
Repurchase of common stock	(2.5)	—	(150.0)	—	—	(150.0)
Cash dividends declared and paid (cumulatively $0.24 per share)	—	—	—	—	(206.8)	(206.8)
Net loss	—	—	—	—	(933.4)	(933.4)
Other comprehensive income	—	—	—	1.1	—	1.1
Balance at February 3, 2024	865.5	1.7	14,845.3	1.1	(16.7)	14,831.4
Issuance of common stock in connection with equity incentive plans	9.5	—	87.5	—	—	87.5
Tax withholdings related to net share settlement of restricted stock units	—	—	(274.9)	—	—	(274.9)
Stock-based compensation	—	—	595.8	—	—	595.8
Repurchase of common stock	(9.0)	—	(725.0)	—	—	(725.0)
Vesting of common stock in connection with customer warrant	—	—	5.4	—	—	5.4
Cash dividends declared and paid (cumulatively $0.24 per share)	—	—	—	—	(207.5)	(207.5)
Net loss	—	—	—	—	(885.0)	(885.0)
Other comprehensive loss	—	—	—	(0.7)	—	(0.7)
Balance at February 1, 2025	866.0	1.7	14,534.1	0.4	(1,109.2)	13,427.0
Issuance of common stock in connection with equity incentive plans	7.9	—	78.7	—	—	78.7
Tax withholdings related to net share settlement of restricted stock units	—	—	(240.7)	—	—	(240.7)
Stock-based compensation	—	—	594.2	—	—	594.2
Repurchase of common stock, including excise tax	(26.6)	—	(2,054.4)	—	—	(2,054.4)
Vesting of common stock in connection with customer warrant	—	—	39.0	—	—	39.0
Cash dividends declared and paid (cumulatively $0.24 per share)	—	—	—	—	(205.1)	(205.1)
Net income	—	—	—	—	2,670.1	2,670.1
Other comprehensive loss	—	—	—	(0.4)	—	(0.4)
Balance at January 31, 2026	847.3	$ 1.7	$ 12,950.9	$ —	$ 1,355.8	$ 14,308.4

See accompanying Notes to Consolidated Financial Statements.

MARVELL TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Cash flows from operating activities:			
Net income (loss)	$ 2,670.1	$ (885.0)	$ (933.4)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	348.6	304.3	299.8
Stock-based compensation	590.8	597.4	609.8
Amortization of acquired intangible assets	942.0	1,052.6	1,097.9
Restructuring related charges (gains), net	(14.0)	528.8	32.9
Deferred income taxes	42.2	(111.9)	150.8
Gain on sale of business	(1,830.4)	—	—
Other expense, net	109.5	65.9	54.9
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	(1,158.2)	93.2	70.6
Prepaid expenses and other assets	(242.4)	3.4	(93.1)
Inventories	(389.8)	(230.0)	201.9
Accounts payable	299.3	181.5	(149.1)
Accrued employee compensation	(10.5)	43.5	18.3
Accrued liabilities and other non-current liabilities	393.3	37.5	9.2
Net cash provided by operating activities	1,750.5	1,681.2	1,370.5
Cash flows from investing activities:			
Purchases of technology licenses	(4.5)	(7.0)	(13.9)
Purchases of property and equipment	(354.1)	(284.6)	(336.3)
Proceeds from sales of property and equipment	27.4	0.5	0.3
Acquisitions, net of cash acquired	—	(10.4)	—
Net proceeds from sale of business	2,478.6	—	—
Other, net	(49.6)	0.8	(0.6)
Net cash provided by (used in) investing activities	2,097.8	(300.7)	(350.5)
Cash flows from financing activities:			
Repurchases of common stock	(2,040.1)	(725.0)	(150.0)
Proceeds from employee stock plans	78.7	87.6	99.2
Tax withholding paid on behalf of employees for net share settlement	(240.7)	(274.9)	(223.7)
Dividend payments to stockholders	(205.1)	(207.5)	(206.8)
Payments on technology license obligations	(128.3)	(153.6)	(150.3)
Proceeds from borrowings	1,198.6	—	1,295.3
Principal payments of debt	(790.6)	(109.4)	(1,622.5)
Other, net	(30.3)	(0.2)	(21.4)
Net cash used in financing activities	(2,157.8)	(1,383.0)	(980.2)
Net increase (decrease) in cash and cash equivalents	1,690.5	(2.5)	39.8
Cash and cash equivalents at beginning of the year	948.3	950.8	911.0
Cash and cash equivalents at end of the year	$ 2,638.8	$ 948.3	$ 950.8

See accompanying Notes to Consolidated Financial Statements.

Note 1 — Basis of Presentation

The Company

Marvell Technology, Inc., and its subsidiaries (the "Company"), is a leading supplier of data infrastructure semiconductor solutions, spanning the data center core to network edge. The Company is a fabless supplier of high-performance semiconductor with core strengths in developing and scaling complex System-on-a-Chip architectures, integrating analog, mixed-signal and digital signal processing functionality. The Company also leverages leading intellectual property and deep system-level expertise, as well as highly innovative security firmware. The Company's solutions are empowering the data economy and enabling the data center and communications and other end markets. The Company is incorporated in Delaware, United States.

Basis of Presentation

The Company's fiscal year is the 52- or 53-week period ending on the Saturday closest to January 31. Accordingly, every fifth or sixth fiscal year will have a 53-week period. The additional week in a 53-week period is added to the fourth quarter, making such quarter consist of 14 weeks. Fiscal 2024 had a 53-week period. Fiscal 2026 and fiscal 2025 each had a 52-week period. Certain prior period amounts have been reclassified to conform to current year presentation. All dollar amounts in the financial statements and tables in these notes, except per share amounts, are stated in millions of U.S. dollars unless otherwise noted.

On August 14, 2025, the Company completed the sale of its automotive ethernet business to Infineon Technologies AG for $2.5 billion in cash. During fiscal 2026, the Company recorded a pre-tax gain on sale of $1.8 billion, which is included in interest income and other, net in the Consolidated Statements of Operations.

Note 2 — Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, provisions for sales returns and allowances, inventory excess and obsolescence, goodwill and other intangible assets, business combinations, restructuring, government incentives, income taxes, litigation and other contingencies. Actual results could differ from these estimates, and such differences could affect the results of operations reported in future periods. In the current macroeconomic environment, these estimates could require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, these estimates may change materially in future periods.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated. The functional currency of the Company and its subsidiaries is the U.S. dollar.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks and time deposits.

Investments in Equity Securities

The Company has equity investments in privately-held companies. If the Company has the ability to exercise significant influence over the investee, but not control, the Company accounts for the investment under the equity method. If the Company does not have the ability to exercise significant influence over the operations of the investee, the Company accounts for the investment under the measurement alternative method. Investments in privately-held companies are included in other non-current assets and subject to impairment review on an ongoing basis. Investments are considered impaired when the fair value is below the investment's cost basis. This assessment is based on a qualitative and quantitative analysis, including, but not limited to, the investee's revenue and earnings trends, available cash and liquidity, and the status of the investee's products and the related market for such products.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist principally of cash equivalents and accounts receivable. Cash and cash equivalents are maintained with high-quality financial institutions, the composition and maturities of which are regularly monitored by management.

The Company believes that the concentration of credit risk in its trade receivables is substantially mitigated by the Company's credit evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. For customers, including distributors and direct customers, the Company performs ongoing credit evaluations of their financial conditions and limits the amount of credit extended when deemed necessary based upon payment history and their current credit worthiness, but generally requires no collateral. The Company regularly reviews the allowance for credit losses by considering factors such as historical experience, credit quality, reasonable and supportable forecasts, age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay.

The Company's accounts receivable was concentrated with four customers at January 31, 2026, who represented a total of 73% of gross accounts receivable, compared with four customers at February 1, 2025, who represented 72% of gross accounts receivable. This presentation is at the customer consolidated level.

Net revenue attributable to significant customers including both distributor and direct customers whose revenues represented 10% or more of total net revenue is presented in the following table:

| | Year Ended | | |
	January 31, 2026	February 1, 2025	February 3, 2024
Direct Customer:			
Customer A	14%	13%	*
Distributor:			
Distributor A	37%	34%	24%

*Less than 10% of net revenue.

The Company continuously monitors the creditworthiness of its distributor and direct customers, and believes these distributors' sales to diverse end customers and geographies further serve to mitigate the Company's exposure to credit risk.

Inventories

Inventory is stated at the lower of cost or net realizable value, cost being determined under the first-in, first-out method. The total carrying value of the Company's inventory is reduced for any difference between cost and estimated net realizable value of inventory that is determined to be excess, obsolete or unsellable inventory based upon assumptions about future demand and market conditions. If actual future demand for the Company's products is less than currently forecasted, the Company may be required to write inventory down below the current carrying value. Once the carrying value of inventory is reduced, it is maintained until the product to which it relates is sold or otherwise disposed. Inventoriable shipping and handling costs are classified as a component of cost of goods sold in the consolidated statements of operations.

Property and Equipment, Net

Property and equipment, net, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which ranges from 2 to 7 years for machinery and equipment, and 3 to 4 years for computer software, and furniture and fixtures. Buildings are depreciated over an estimated useful life of 30 years and building improvements are depreciated over estimated useful lives of 15 years. Leasehold improvements are depreciated over the shorter of the remaining lease term or the estimated useful life of the asset.

Goodwill

Goodwill is recorded when the consideration paid for a business acquisition exceeds the fair value of net tangible and intangible assets acquired. Goodwill is measured and tested for impairment annually on the last business day of the fiscal fourth quarter and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount or the Company may determine to proceed directly to the quantitative impairment test.

If the Company assesses qualitative factors and concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount or if the Company determines not to use the qualitative assessment, then a quantitative impairment test is performed. The quantitative impairment test requires comparing the fair value of the reporting unit to its carrying value, including goodwill. The Company has identified that its business operates as a single operating segment and as a single reporting unit for the purpose of goodwill impairment testing. An impairment exists if the fair value of the reporting unit is lower than its carrying value. If the fair value of the reporting unit is lower than its carrying value, the Company would record an impairment loss in the fiscal quarter in which the determination is made.

Long-Lived Assets and Intangible Assets

The Company assesses the impairment of long-lived assets and intangible assets whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. The Company estimates the future cash flows, undiscounted and without interest charges, expected to be generated by the asset from its use or eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Acquisition-related identified intangible assets are amortized on a straight-line basis over their estimated economic lives, except for certain customer contracts and related relationships, which are amortized using an accelerated method of amortization over the expected customer lives. In-process research and development ("IPR&D") is not amortized until the completion of the related development.

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use ("ROU") assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Operating lease ROU assets also include any initial direct costs and prepayments less lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. As the Company's leases do not provide an implicit rate, the Company uses its collateralized incremental borrowing rate based on the information available at the lease commencement date, including lease term, in determining the present value of lease payments. Lease expense for these leases is recognized on a straight-line basis over the lease term.

Foreign Currency Transactions

The functional currency of all of the Company's non-United States ("U.S.") operations is the U.S. dollar. Monetary accounts maintained in currencies other than the U.S. dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and nonmonetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The effects of foreign currency re-measurement are reported in current operations.

Revenue Recognition

Product revenue is recognized at a point in time when control of the asset is transferred to the customer. Substantially all of the Company's revenue is derived from product sales. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a product to a customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. For product revenue, the performance obligation is deemed to be the delivery of the product and therefore, the revenue is generally recognized upon shipment to customers, net of accruals for estimated sales returns and rebates. These estimates are based on historical returns, analysis of credit memo data and other known factors. The Company accounts for rebates by recording reductions to revenue for rebates in the same period that the related revenue is recorded. The amount of these reductions is based upon the terms agreed to with the customer. Product revenue on sales made to distributors is recognized upon shipment, net of estimated variable consideration. Variable consideration primarily consists of price discounts, price protection, rebates, and stock rotation programs and is estimated based on a portfolio approach using the expected value method derived from historical data, current economic conditions, and contractual terms.

A portion of the Company's net revenue is derived from sales through third-party logistics providers who maintain warehouses in close proximity to the Company's customers' facilities. Revenue from sales through these third-party logistics providers is not recognized until the product is pulled from stock by the customer.

The Company's products are generally subject to warranty, which provides for the estimated future costs of replacement upon shipment of the product. The Company generally warrants that its products sold to its customers will conform to its approved specifications and be free from defects in material and workmanship under normal use and conditions for one year. The Company may offer a longer warranty period in limited situations based on product type and negotiated warranty terms with certain customers. The warranty accrual is estimated primarily based on historical claims compared to historical revenues and assumes that the Company will have to replace products subject to a claim. From time to time, the Company becomes aware of specific warranty situations, and it records specific accruals to cover these exposures.

Business Combinations

The Company allocates the fair value of the purchase consideration, including any contingent consideration, of a business acquisition to the tangible assets, liabilities, and intangible assets acquired, including IPR&D, based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. IPR&D is initially capitalized at fair value as an intangible asset with an indefinite life and assessed for impairment thereafter. When an IPR&D project is completed, the IPR&D is reclassified as an amortizable purchased intangible asset and amortized over the asset's estimated useful life. Contingent consideration is recognized at fair value on the acquisition date. Liability-classified contingent consideration is remeasured at fair value at each reporting date, with changes recognized in earnings. Acquisition-related costs are expensed as incurred.

Stock-Based Compensation

Stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service vesting period. The Company amortizes stock-based compensation expense for time-based awards under the straight-line attribution method over the vesting period. Stock-based compensation expense for performance-based awards is recognized when it becomes probable that the performance conditions will be met. The Company amortizes stock-based compensation expense for performance-based awards using the accelerated method.

The fair value of each restricted stock unit is estimated based on the market price of the Company's common stock on the date of grant less the expected dividend yield.

The Company estimates the fair value of stock purchase awards on the date of grant using the Black Scholes option-pricing model. The fair value of performance-based awards based on total shareholder return ("TSR") are estimated on the date of grant using a Monte Carlo simulation model.

Forfeitures are recorded when they occur. Previously recognized expense is reversed for the portion of awards forfeited prior to vesting as and when forfeitures occur.

Comprehensive Income (Loss)

Comprehensive income (loss), net of tax is comprised of net income (loss) and net change in unrealized gains and losses on cash flow hedges for fiscal 2026, 2025 and 2024.

Accounting for Income Taxes

The Company estimates its income taxes in the jurisdictions in which it operates. This process involves estimating the Company's actual tax expense together with assessing temporary differences resulting from the differing treatment of certain items for tax return and financial statement purposes. These differences result in deferred tax assets and liabilities, which are included in the Company's consolidated balance sheets.

The Company recognizes income taxes using an asset and liability approach. This approach requires the recognition of taxes payable or refundable for the current year, and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. The measurement of current and deferred taxes is based on provisions of the enacted tax law and the effects of future changes in tax laws or rates are not anticipated.

Evaluating the need for a valuation allowance for deferred tax assets requires judgment and analysis of all available positive and negative evidence, including recent earnings history and cumulative losses in recent years, reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies to determine whether all or some portion of the deferred tax assets will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Using available evidence and judgment, the Company establishes a valuation allowance for deferred tax assets, when it is determined that it is more likely than not that they will not be realized. Valuation allowances have been provided primarily against U.S. federal and state research and development credits and certain acquired net operating losses and deferred tax assets of foreign subsidiaries. A change in the assessment of the realizability of deferred tax assets may significantly affect the Company's tax provision in the period in which a change of assessment occurs. Taxes due on Global Intangible Low-Taxed Income ("GILTI") inclusions in U.S. are recognized as a current period expense when incurred.

As a multinational corporation, the Company conducts its business in many countries and is subject to taxation in many jurisdictions. The taxation of the business is subject to the application of various and sometimes conflicting tax laws and regulations as well as multinational tax conventions. The Company's effective tax rate is highly dependent upon the geographic distribution of the Company's worldwide earnings or losses, the tax laws and regulations in various jurisdictions, the availability of tax incentives, tax credits and loss carryforwards, and the effectiveness of the Company's tax planning strategies, including the Company's estimates of the fair value of its intellectual property. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, and the evolution of regulations and court rulings and tax audits. There can be no assurance that the Company will accurately predict the outcome of audits, and the amounts ultimately paid on resolution of audits could be significantly different than the amounts previously included in the Company's income tax expense and therefore, could have a significant effect on its tax provision, results of operations, and cash flows. Consequently, taxing authorities may impose tax assessments or judgments against us that could significantly affect the Company's tax liability and/ or its effective income tax rate.

The Company is subject to income tax audits by the respective tax authorities in the jurisdictions in which it operates. The Company recognizes the effect of income tax positions only if these positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is more than 50% likely to be realized. Changes in judgment regarding the recognition or measurement of uncertain tax positions are reflected in the period in which the change occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense. The calculation of the Company's tax liabilities involves the inherent uncertainty associated with complex tax laws. The Company believes it has adequately provided for, in its financial statements, additional taxes that it estimates may be required to be paid as a result of such examinations. While the Company believes that it has adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than its accrued position. Unpaid tax liabilities, including the interest and penalties, are released pursuant to a final settlement with tax authorities, completion of audit or expiration of various statutes of limitations. The significant jurisdictions in which the Company may be subject to examination by tax authorities throughout the world include Germany, India, Israel, Singapore, and the United States.

The recognition and measurement of current taxes payable or refundable, and deferred tax assets and liabilities require that the Company make certain estimates and judgments. Changes to these estimates or judgments may have a significant effect on the Company's income tax provision in a future period.

Government Incentives

The Company may receive grants from governments or governmental authorities as an incentive to invest or conduct business in a given jurisdiction. These government incentives are recognized when it becomes probable that the Company will comply with the conditions of the arrangement and that the incentive will be received. The Company has elected to reduce qualifying cost of sales and operating expenditures by the incentives earned, recognized in the same line item on the consolidated statements of operations for which the incentive is intended to compensate. For incentives related to the purchase of qualifying expenditures that are subject to capitalization, the Company has elected to reduce the cost basis of the underlying capitalized assets by the associated incentives and recognizes incentive benefits in the consolidated statements of operations in accordance with the cost recovery of the assets. Government incentives earned prior to being received are recognized in prepaid expenses and other current assets on the Company's consolidated balance sheets.

Recent Accounting Pronouncements

Accounting Pronouncement Recently Effective

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* to improve income tax disclosures to enhance transparency and decision usefulness of income tax disclosure. This standard results in enhanced cash tax and effective tax rate disclosures in the Notes to Consolidated Financial Statements. This standard became effective for the Company's annual reporting for fiscal 2026 and the Company elected to adopt the standard on a prospective basis. "See "Note 12 – Income Taxes" for further information. The adoption of this standard did not have a significant effect on the Company's results of operations or financial condition.

Accounting Pronouncements Not Yet Effective

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, requiring disaggregated disclosure of certain expense captions into specified categories in the notes to financial statements on an annual and interim basis. The ASU is effective for fiscal years beginning after December 15, 2026 with updates to be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company is evaluating the impact that this new standard will have on the Company's consolidated financial statements.

In May 2025, the FASB issued ASU 2025-04, *Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer*, to reduce diversity in practice and improve the decision usefulness and operability of the guidance for share-based consideration payable to a customer in conjunction with selling goods or services. The ASU is effective for fiscal years beginning after December 15, 2026 with updates to be applied on a retrospective or modified retrospective basis. Early adoption is permitted. The Company is evaluating the impact that this new standard will have on the Company's consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)*: *Targeted Improvements to the Accounting for Internal-Use Software*. This ASU makes targeted improvements that clarify and modernize the accounting for costs related to internal-use software. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and interim periods within those annual periods, on either a prospective, retrospective, or modified basis. Early adoption is permitted. The Company is evaluating the impact that this new standard will have on the Company's consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, *Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities.* This ASU establishes the accounting and presentation for government grants received by a business entity. This ASU will be effective for fiscal years beginning after December 15, 2028, and interim periods within those fiscal years. Early adoption is permitted. This ASU provides for adoption either on a modified prospective, modified retrospective, or retrospective basis. The Company is evaluating the impact that this new standard will have on the Company's consolidated financial statements.

Note 3 — Revenue

Disaggregation of Revenue

The majority of the Company's revenue is generated from sales of the Company's products.

Beginning in the fourth quarter of fiscal 2026, the Company consolidated revenue previously reported separately as enterprise networking, carrier infrastructure, consumer and automotive/industrial end markets into a new communications and other end market, as shown below. The composition of our data center end market remains unchanged.

The following table summarizes net revenue disaggregated by end market (in millions, except percentages):

	Year Ended January 31, 2026	% of Total	Year Ended February 1, 2025	% of Total	Year Ended February 3, 2024	% of Total
Net revenue by end market:						
Data center	$ 6,100.3	74 %	$ 4,164.2	72 %	$ 2,216.7	40 %
Communications and other	2,094.3	26 %	1,603.1	28 %	3,291.0	60 %
	$ 8,194.6		$ 5,767.3		$ 5,507.7	

The following table summarizes net revenue disaggregated by primary geographical market based on destination of shipment (in millions, except percentages):

	Year Ended January 31, 2026	% of Total	Year Ended February 1, 2025	% of Total	Year Ended February 3, 2024	% of Total
Net revenue based on destination of shipment:						
China	$ 2,969.9	36 %	$ 2,507.6	43 %	$ 2,371.0	43 %
Taiwan	1,657.3	20 %	560.7	10 %	161.9	3 %
United States	1,174.1	14 %	956.9	17 %	795.6	14 %
Other	2,393.3	30 %	1,742.1	30 %	2,179.2	40 %
	$ 8,194.6		$ 5,767.3		$ 5,507.7	

These destinations of shipment are not necessarily indicative of the geographic location of the Company's end customers or the country in which the Company's end customers sell devices containing the Company's products. For example, a substantial majority of the product shipments the Company makes to China are for non-China based customers that have factories or contract manufacturing operations located within China and whose products are subsequently shipped out of China. Net revenue for individual countries included in Other did not exceed 10% of the Company's net revenue for any of the fiscal periods presented.

The following table summarizes net revenue disaggregated by customer type (in millions, except percentages):

	Year Ended January 31, 2026	% of Total	Year Ended February 1, 2025	% of Total	Year Ended February 3, 2024	% of Total
Net revenue by customer type:						
Direct customers	$ 4,630.4	57 %	$ 3,309.9	57 %	$ 3,469.5	63 %
Distributors	3,564.2	43 %	2,457.4	43 %	2,038.2	37 %
	$ 8,194.6		$ 5,767.3		$ 5,507.7	

Contract Liabilities

Contract liabilities consist of the Company's obligation to transfer goods or services to a customer for which the Company has received consideration or the amount is due from the customer. Contract liability balances are comprised of deferred revenue. The amount of revenue recognized during the year ended January 31, 2026, that was included in the deferred revenue balance at February 1, 2025 was not material.

As of the end of a reporting period, some of the performance obligations associated with contracts will have been unsatisfied or only partially satisfied. The Company has elected the practical expedient and does not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less.

Customer Warrants

During fiscal 2025, the Company issued a warrant to a customer for the purchase of up to 4.2 million shares ("Fiscal 2025 Warrant Shares") of the Company's common stock at an exercise price of $87.77 per share. The warrant has an exercise term of seven years and a vesting term of five years. The Fiscal 2025 Warrant Shares vest primarily based on the customer's achievement of qualifying product revenue milestones and are recognized as a reduction to revenue as qualifying revenues are recognized during the vesting term. The grant date fair value of the warrant was determined to be $54.44 per share and a total fair value of $227.6 million using the Black-Scholes option pricing model. A total of 0.7 million Fiscal 2025 Warrant Shares were vested as of January 31, 2026.

During fiscal 2026, the Company issued a warrant to a customer for the purchase of up to 1.0 million shares ("Fiscal 2026 Warrant Shares") of the Company's common stock at an exercise price of $87.00 per share. The warrant has an exercise term of six years and a vesting term of five years. The Fiscal 2026 Warrant Shares vest based on the customer's achievement of qualifying product revenues are recognized during the vesting term. The grant date fair value of the warrant was determined to be $53.02 per share and a total fair value of $55.4 million using the Black-Scholes option pricing model. None of the Fiscal 2026 Warrant Shares have vested as of January 31, 2026.

See "Note 11 – Equity Compensation and Employee Benefit Plans" for additional information.

Sales Commissions

The Company has elected to apply the practical expedient to expense commissions when incurred as the amortization period is typically one year or less. These costs are recorded in selling, general and administrative expenses in the consolidated statements of operations.

Note 4 — Restructuring

The Company continuously evaluates its existing operations to increase operational efficiency, decrease costs and increase profitability.

The following table provides a summary of restructuring related charges as presented in the consolidated statements of operations (in millions):

	Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Restructuring related charges in cost of goods sold	$ 0.5	$ 357.9	$ —
Restructuring related charges, net in operating expenses	15.5	353.9	131.1
Restructuring related charges included in net income (loss)	$ 16.0	$ 711.8	$ 131.1

The following table presents details related to the restructuring related charges as presented in the consolidated statements of operations (in millions):

	Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Employee severance and related costs	$ 7.0	$ 26.3	$ 93.9
Impairment and write-off of assets			
Acquired intangible assets	—	240.1	—
Purchased technology licenses	—	159.0	28.6
Inventories	—	63.1	—
Property and equipment	—	36.0	—
Other non-current assets	—	25.2	—
Recognition of contractual obligations	23.5	114.0	—
Other, net	(14.5)	48.1	8.6
	$ 16.0	$ 711.8	$ 131.1

Fiscal 2025 Plan. A restructuring plan was initiated during the third quarter of fiscal 2025 (the "Fiscal 2025 Plan") to increase research and development investment in the data center end market and reduce investment in new product development in other end markets including the cancellation of certain future product releases. As a result, the Company was required to assess the recoverability of related long-lived assets. On completion of the assessment, the Company determined the carrying values of certain long-lived assets were not recoverable. The Company utilized a discounted cash flow method of valuation to determine the fair value of the associated assets and liabilities and compared to their carrying values, which resulted in recognition of asset impairment charges for acquired intangible assets, purchased technology licenses, and property and equipment. The Company's assumptions included future expected revenues, expenses, capital expenditures and other costs, discount rate, and whether or not alternative uses were available for affected assets.

The Company recorded restructuring and other related charges of $30.0 million for the year ended January 31, 2026 and $702.7 million for the year ended February 1, 2025 related to the Fiscal 2025 Plan. Restructuring charges are mainly comprised of impairment and write-off of acquired intangible assets, purchase technology licenses, inventories, property and equipment and other non-current assets, as well as recognition of contractual obligations, severance, other one-time termination benefits, and other costs. The restructuring charges include $159.0 million impairment of capitalized purchased technology licenses that the Company had ceased use of in the third quarter of fiscal 2025. In addition, during fiscal 2025, the Company recognized $97.8 million of restructuring charges related to payment obligations associated with impaired technology license agreements. See "Note 8 – Commitments and Contingencies" for additional information. The Company expects these restructuring actions to be substantially completed by the end of fiscal 2027.

Fiscal 2024 Plan. A restructuring plan was initiated during the first quarter of fiscal 2024 (the "Fiscal 2024 Plan") to streamline the organization and optimize resources. Restructuring charges were mainly comprised of severance, other one-time termination benefits, impairment and write-off of purchased technology licenses and equipment, and other costs. The Company recorded restructuring and other related charges of $9.1 million for the year ended February 1, 2025 and $130.8 million for the year ended February 3, 2024 related to the Fiscal 2024 Plan. As of the end of fiscal 2026, substantially all actions relating to the Fiscal 2024 Plan have been completed.

The following table sets forth a reconciliation of the beginning and ending restructuring liability balances by each major type of cost associated with the restructuring charges (in millions):

| | Prior Restructuring Plans | Fiscal 2024 Plan | | Fiscal 2025 Plan | | |
	Other Exit Related Costs	Employee Severance and Related Costs	Other Exit Related Costs	Employee Severance and Related Costs	Other Exit Related Costs	Total
Balance at February 3, 2024	$ 0.8	$ 15.5	$ 0.7	$ —	$ —	$ 17.0
Charges (1)	—	6.9	2.2	19.4	156.8	185.3
Net cash payments	(0.8)	(22.4)	(0.7)	(6.5)	(11.4)	(41.8)
Non-cash items (2)	—	—	(2.2)	—	170.8	168.6
Balance at February 1, 2025	—	—	—	12.9	316.2	329.1
Charges (3)	—	—	—	7.0	23.0	30.0
Net cash payments	—	—	—	(19.5)	(82.1)	(101.6)
Balance at January 31, 2026	—	—	—	0.4	257.1	257.5
Less: non-current portion	—	—	—	—	193.9	193.9
Current portion	$ —	$ —	$ —	$ 0.4	$ 63.2	$ 63.6

(1) Impairment and other non-cash charges of $526.5 million recognized in fiscal 2025 were recorded directly to the consolidated statements of operations and were not included in the restructuring liability balances above.

(2) Includes recognition of restructuring liabilities for contractual obligations as a result of the cease use of related assets.

(3) Restructuring gain related to sale of property of $14.0 million recognized in fiscal 2026 was recorded directly to the consolidated statements of operations and was not included in the restructuring liability balances above. The sale of property was affected by a prior restructuring plan associated with project and facility reductions to optimize resources.

The current portion of the restructuring liability at January 31, 2026 is comprised of $55.1 million and $8.5 million included as components of accrued liabilities and accounts payable, respectively, and the non-current portion of the restructuring liability is included as a component of other non-current liabilities in the accompanying consolidated balance sheets.

Note 5 — Goodwill and Acquired Intangible Assets, Net

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. The carrying value of goodwill as of January 31, 2026 and February 1, 2025 was $11.1 billion and $11.6 billion, respectively.

On August 14, 2025, the Company completed the sale of its automotive ethernet business to Infineon Technologies AG. In connection with the transaction, during fiscal 2026, the Company derecognized $524.7 million of goodwill, which was previously classified as assets held for sale based on the relative fair value of the automotive ethernet business. See "Note 1 – Basis of Presentation" for discussion of the automotive ethernet business divestiture.

The Company has identified that its business operates as a single operating segment and as a single reporting unit for the purpose of goodwill impairment testing. The Company's annual test for goodwill impairment as of the last day of the fourth quarter of fiscal 2026 did not result in any impairment charge.

Acquired Intangible Assets, Net

As of January 31, 2026 and February 1, 2025, net carrying amounts excluding fully amortized intangible assets are as follows (in millions, except for weighted-average remaining amortization period):

	January 31, 2026			
	Gross Carrying Amounts	Accumulated Amortization and Impairment	Net Carrying Amounts	Weighted-Average Remaining Amortization Period (Years)
Developed technologies	$ 4,625.0	$ (3,546.0)	$ 1,079.0	3.3
Customer contracts and related relationships	2,001.0	(1,627.5)	373.5	1.4
Trade names	50.0	(47.8)	2.2	0.2
Total acquired amortizable intangible assets	6,676.0	(5,221.3)	1,454.7	2.8
In-process research and development	300.0	—	300.0	n/a
Total acquired intangible assets	$ 6,976.0	$ (5,221.3)	$ 1,754.7	

	February 1, 2025			
	Gross Carrying Amounts	Accumulated Amortization and Impairment	Net Carrying Amounts	Weighted-Average Remaining Amortization Period (Years)
Developed technologies	$ 5,162.0	$ (3,466.1)	$ 1,695.9	3.6
Customer contracts and related relationships	2,039.0	(1,372.5)	666.5	2.4
Trade names	50.0	(37.8)	12.2	1.2
Total acquired amortizable intangible assets	7,251.0	(4,876.4)	2,374.6	3.3
In-process research and development	336.0	—	336.0	n/a
Total acquired intangible assets	$ 7,587.0	$ (4,876.4)	$ 2,710.6	

The Company regularly assesses the results of its business to determine whether events or circumstances exist that indicate whether the carrying amount of the acquired intangible assets may not be recoverable. During fiscal 2025, impairment charges of $240.1 million related to certain acquired developed technologies intangible assets were recognized as part of restructuring actions. The gross carrying amounts and accumulated amortization of fully impaired intangible assets were excluded from the table above. See "Note 4 – Restructuring" for further information.

The intangible assets are amortized on a straight-line basis over the estimated useful lives, except for certain customer contracts and related relationships, which are amortized using an accelerated method of amortization over the expected customer lives, which more closely align with the pattern of realization of economic benefits expected to be obtained. The in-process research and development ("IPR&D") will be accounted for as an indefinite-lived intangible asset and will not be amortized until the underlying project reaches technological feasibility and commercial production, at which point, the IPR&D is reclassified as an amortizable acquired intangible asset and amortized over the asset's estimated useful life. The useful life for the IPR&D project is expected to be 9 years. In the event the IPR&D is abandoned, the related assets will be written off.

Amortization for acquired intangible assets was $942.0 million during the year ended January 31, 2026. Amortization for acquired intangible assets was $1.1 billion during the years ended February 1, 2025 and February 3, 2024.

The following table presents the estimated future amortization expense of acquired amortizable intangible assets as of January 31, 2026 (in millions):

Fiscal Year	Amount
2027	$ 814.0
2028	284.8
2029	131.8
2030	109.5
2031	50.4
Thereafter	64.2
	$ 1,454.7

Note 6 — Fair Value Measurements

Fair value is an exit price representing the amount that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 — Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs that are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company's Level 1 assets include marketable equity investments and securities under the Company's non-qualified deferred compensation ("NQDC") plan, which are classified as other non-current assets and valued primarily using quoted market prices. The Company's Level 2 assets include time deposits, as the market inputs used to value these instruments consist of market yield. In addition, forward contracts and the severance pay fund are classified within Level 2 of the fair value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The tables below set forth, by level, the Company's assets that are measured at fair value on a recurring basis. The tables do not include assets that are measured at historical cost or any basis other than fair value (in millions):

	Fair Value Measurements at January 31, 2026			
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis:				
Assets				
Cash equivalents:				
Time deposits	$ —	$ 72.7	$ —	$ 72.7
Other non-current assets:				
Marketable equity investments	21.7	—	—	21.7
Securities under the NQDC plan	3.9	—	—	3.9
Severance pay fund	—	0.7	—	0.7
Total assets	$ 25.6	$ 73.4	$ —	$ 99.0

The carrying value of investments in non-marketable equity securities recorded to fair value on a non-recurring basis is adjusted for observable transactions for identical or similar investments of the same issuer or for impairment. These securities relate to equity investments in privately-held companies. These items measured at fair value on a non-recurring basis are classified as Level 3 in the fair value hierarchy because the value is estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs such as volatility, rights and obligations of the securities held. As of January 31, 2026 and February 1, 2025, non-marketable equity investments had a carrying value of $129.6 million and $48.2 million, respectively, and are included in other non-current assets in the Company's consolidated balance sheets. Unrealized net gain including observable price changes for the year ended January 31, 2026 was $38.6 million. Unrealized net gains for the years ended February 1, 2025 and February 3, 2024 were not material.

	Fair Value Measurements at February 1, 2025			
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis:				
Assets				
Cash equivalents:				
Time deposits	$ —	$ 57.2	$ —	$ 57.2
Prepaid expenses and other current assets:				
Foreign currency forward contracts	—	0.5	—	0.5
Other non-current assets:				
Marketable equity investments	15.6	—	—	15.6
Severance pay fund	—	0.6	—	0.6
Total assets	$ 15.6	$ 58.3	$ —	$ 73.9

There were no transfers of assets between levels in either fiscal 2026 or 2025.

Fair Value of Debt

The Company classified the 2026 Senior Notes, MTG/MTI 2028 Senior Notes, 2028 Senior Notes, 2029 Senior Notes, 2030 Senior Notes, 2031 Senior Notes, 2033 Senior Notes, and 2035 Senior Notes as Level 2 in the fair value measurement hierarchy. The estimated aggregate fair value of the unsecured senior notes was $4.5 billion at January 31, 2026 and $3.4 billion at February 1, 2025, and were classified as Level 2 as there are quoted prices from less active markets for the notes. See "Note 7 – Debt" for additional information.

Note 7 — Debt

Summary of Borrowings and Outstanding Debt

The following table summarizes the Company's outstanding debt at January 31, 2026 and February 1, 2025 (in millions):

	Effective Interest Rate	January 31, 2026	February 1, 2025
Face Value Outstanding:			
2026 Term Loan - 5-Year Tranche		$ —	$ 590.6
Term Loan Total		—	590.6
4.875% MTG/MTI 2028 Senior Notes	4.940% / 4.988%	499.9	499.9
1.650% 2026 Senior Notes	1.839%	500.0	500.0
2.450% 2028 Senior Notes	2.554%	750.0	750.0
5.750% 2029 Senior Notes	5.891%	500.0	500.0
4.750% 2030 Senior Notes	4.880%	500.0	—
2.950% 2031 Senior Notes	3.043%	750.0	750.0
5.950% 2033 Senior Notes	6.082%	500.0	500.0
5.450% 2035 Senior Notes	5.531%	500.0	—
Senior Notes Total		4,499.9	3,499.9
Total borrowings		$ 4,499.9	$ 4,090.5
Less: Unamortized debt discount and issuance cost		(29.3)	(26.7)
Net carrying amount of debt		$ 4,470.6	$ 4,063.8
Less: Current portion (1)		499.8	129.5
Non-current portion		$ 3,970.8	$ 3,934.3

(1) As of January 31, 2026, the current portion of outstanding debt that is due within twelve months includes the 2026 Senior Notes. The Company intends to repay the current balance with operating cash flows. The weighted-average interest rate on short-term debt outstanding at January 31, 2026 and February 1, 2025 was 1.650% and 5.785%, respectively.

2024 and 2026 Term Loans

On December 7, 2020, the Company entered into a term loan credit agreement with a lending syndicate led by JP Morgan Chase Bank, N.A (the "2024 and 2026 Term Loan Agreement") in order to finance the acquisition of Inphi Corporation ("Inphi"). The 2024 and 2026 Term Loan Agreement provides for borrowings of $1.8 billion consisting of: (i) $875.0 million loan with a 3-year term from the funding date (the "3-Year Tranche Loan") and (ii) $875.0 million loan with a 5-year term from the funding date (the "5-Year Tranche Loan" and, together with the 3-Year Tranche Loan, the "2024 and 2026 Term Loans").

On April 14, 2023, the Company entered into an amendment to the 2024 and 2026 Term Loan Agreement. The amendment modifies the existing agreement to, among other things, adopt Secured Overnight Financing Rate ("SOFR") interest rates and conform the maximum leverage ratio financial covenant with the amended and restated revolving credit agreement.

The 3-Year Tranche Loan, due on April 19, 2024 was repaid in full during fiscal 2024.

Pursuant to the amended 2024 and 2026 Term Loan Agreement, 5-Year Tranche Loan had a stated floating interest rate which equated to an adjusted term Secured Overnight Financing Rate ("SOFR") + 137.5 bps. During the first quarter of fiscal 2026, the Company repaid $32.8 million of the principal outstanding of the 5-Year Tranche Loan. During the second quarter of fiscal 2026, the 5-Year Tranche Loan, due on April 20, 2026, which had a remaining principal of $557.8 million, was repaid in full.

2025 Revolving Credit Facility

On June 30, 2025, the Company entered into an agreement to amend and restate the credit facility to increase the borrowing capacity to $1.5 billion (as so amended and restated, the "2025 Revolving Credit Facility"). The 2025 Revolving Credit Facility has a 5-year term and a stated floating interest rate which equates to an adjusted term SOFR plus an applicable margin. The borrowings from the 2025 Revolving Credit Facility will be used for general corporate purposes of the Company. The Company may prepay any borrowings at any time without premium or penalty. An unused commitment fee is payable quarterly based on unused balances at a rate that is based on the ratings of the Company's senior unsecured long-term indebtedness. The annual unused commitment fee rate was 0.125% at January 31, 2026.

During the second quarter of fiscal 2026, the Company repaid $200.0 million on the 2025 Revolving Credit Facility that was outstanding from the first quarter of fiscal 2026. As of January 31, 2026, the 2025 Revolving Credit Facility was undrawn and is available for draw down through June 30, 2030.

The 2025 Revolving Credit Facility requires that the Company and its subsidiaries comply with covenants relating to customary matters. As of January 31, 2026, the Company was in compliance with its debt covenants for the revolving line of credit agreement.

2029 and 2033 Senior Unsecured Notes

On September 18, 2023, the Company completed an offering of (i) $500.0 million aggregate principal amount of the Company's 5.750% Senior Notes due 2029 (the "2029 Senior Notes") and (ii) $500.0 million aggregate principal amount of the Company's 5.950% Senior Notes due 2033 (the "2033 Senior Notes", and, together with the 2029 Senior Notes, the "2029 and 2033 Senior Notes").

The 2029 Senior Notes have a 5.5-year term and mature on February 15, 2029, and the 2033 Senior Notes have a 10-year term and mature on September 15, 2033. The Company may redeem the 2029 and 2033 Senior Notes, in whole or in part, at any time prior to their maturity at the redemption prices set forth in 2029 and 2033 Senior Notes. In addition, upon the occurrence of a change of control repurchase event (which involves the occurrence of both a change of control and a ratings event involving the 2029 and 2033 Senior Notes being rated below investment grade), the Company will be required to make an offer to repurchase the 2029 and 2033 Senior Notes at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the repurchase date. The indenture governing the 2029 and 2033 Senior Notes also contains certain limited covenants restricting the Company's ability to incur certain liens, enter into certain sale and leaseback transactions and merge or consolidate with any other entity or convey, transfer or lease all or substantially all of the Company's properties or assets to another person, which, in each case, are subject to certain qualifications and exceptions. As of January 31, 2026, the Company had $1.0 billion borrowings outstanding from 2029 and 2033 Senior Notes.

2026, 2028 and 2031 Senior Unsecured Notes

On April 12, 2021, the Company completed an offering of (i) $500.0 million aggregate principal amount of the Company's 1.650% Senior Notes due 2026 (the "2026 Senior Notes"), (ii) $750.0 million aggregate principal amount of the Company's 2.450% Senior Notes due 2028 (the "2028 Senior Notes") and (iii) $750.0 million aggregate principal amount of the Company's 2.950% Senior Notes due 2031 (the "2031 Senior Notes", and, together with the 2026 Senior Notes and the 2028 Senior Notes, the "2026, 2028 and 2031 Senior Notes"). On October 8, 2021, the 2026, 2028 and 2031 Senior Notes issued on April 12, 2021 were exchanged for new notes. The terms of the new notes issued in the exchange are substantially identical to the notes issued in April 2021, except that the new notes are registered under the Securities Act of 1933, as amended (the "Securities Act") and the transfer restrictions and registration rights applicable to the 2026, 2028 and 2031 Senior Notes issued in April 2021 do not apply to the new notes.

The 2026 Senior Notes have a 5-year term and mature on April 15, 2026, the 2028 Senior Notes have a 7-year term and mature on April 15, 2028, and the 2031 Senior Notes have a 10-year term and mature on April 15, 2031. The Company may redeem the 2026, 2028 and 2031 Senior Notes, in whole or in part, at any time prior to their respective maturity at the redemption prices set forth in the indenture governing the 2026, 2028 and 2031 Senior Notes. In addition, upon the occurrence of a change of control repurchase event (which involves the occurrence of both a change of control and a ratings event involving the 2026, 2028 and 2031 Senior Notes being rated below investment grade), the Company will be required to make an offer to repurchase the 2026, 2028 and 2031 Senior Notes at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the repurchase date. The indenture governing the 2026, 2028 and 2031 Senior Notes also contains certain limited covenants restricting the Company's ability to incur certain liens, enter into certain sale and leaseback transactions and merge or consolidate with any other entity or convey, transfer or lease all or substantially all of the Company's properties or assets to another person, which, in each case, are subject to certain qualifications and exceptions. As of January 31, 2026, the Company had $2.0 billion borrowings outstanding from 2026, 2028 and 2031 Senior Notes.

MTG / MTI 2028 Senior Unsecured Notes

On June 22, 2018, the Company's Bermuda-based parent company Marvell Technology Group, Ltd. ("MTG") completed a public offering of (i) $500.0 million aggregate principal amount of 4.200% Senior Notes due 2023 (the "MTG 2023 Notes") and (ii) $500.0 million aggregate principal amount of 4.875% Senior Notes due 2028 (the "MTG 2028 Notes" and, together with the MTG 2023 Notes, the "MTG Senior Notes").

In April 2021, in conjunction with the Company's U.S. domiciliation, the Company commenced Exchange Offers on April 19, 2021 for the outstanding $1.0 billion in aggregate principal amount of the MTG Senior Notes outstanding in exchange for corresponding senior notes to be issued by the Company's U.S. domiciled parent MTI. MTI made an offer to (i) exchange any and all of the outstanding MTG 2023 Notes for up to an aggregate principal amount of $500.0 million of new 4.200% Senior Notes due 2023 issued by MTI (the "MTI 2023 Notes") and to (ii) exchange any and all of the outstanding MTG 2028 Notes for up to an aggregate principal amount of $500.0 million of new 4.875% Senior Notes due 2028 issued by MTI (the "MTI 2028 Notes" and, together with the MTI 2023 Notes, the "MTI Senior Notes"). Each new series of MTI Senior Notes have the same interest rate, maturity date, redemption terms and interest payment dates and are subject to substantially similar covenants as the corresponding series of the MTG Senior Notes for which they were offered in exchange.

The settlement of the Exchange Offers occurred on May 4, 2021 with $433.9 million aggregate principal amount of the MTG 2023 Notes and $479.5 million aggregate principal amount of the MTG 2028 Notes. The exchange was accounted for as a debt modification in accordance with applicable accounting guidance. On December 16, 2021, the MTI Senior Notes issued on May 4, 2021 were exchanged for new notes. The terms of the new notes issued in the exchange are substantially identical to the notes issued in May 2021, except that the new notes are registered under the Securities Act and the transfer restrictions and registration rights applicable to the MTI Senior Notes issued in May 2021 do not apply to the new notes.

The MTI 2023 Notes and MTG 2023 Notes with aggregate principal of $500.0 million matured on June 22, 2023 and was repaid.

The MTI 2028 Notes mature on June 22, 2028. The Company may redeem the MTI Senior Notes, in whole or in part, at any time prior to their maturity at the redemption prices set forth in MTI Senior Notes. In addition, upon the occurrence of a change of control repurchase event (which involves the occurrence of both a change of control and a ratings event involving the MTI Senior Notes being rated below investment grade), the Company will be required to make an offer to repurchase the MTI Senior Notes at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the repurchase date. The indenture governing the MTI Senior Notes also contains certain limited covenants restricting the Company's ability to incur certain liens, enter into certain sale and leaseback transactions and merge or consolidate with any other entity or convey, transfer or lease all or substantially all of the Company's properties or assets to another person, which, in each case, are subject to certain qualifications and exceptions.

The MTG 2028 Notes mature on June 22, 2028. The Company may redeem the MTG Senior Notes, in whole or in part, at any time prior to their maturity at the redemption prices set forth in MTG Senior Notes.

As of January 31, 2026, the Company had $499.9 million borrowings outstanding from MTI 2028 Notes and MTG 2028 Notes.

2030 and 2035 Senior Unsecured Notes

On June 30, 2025, the Company completed an offering of (i) $500.0 million aggregate principal amount of the Company's 4.750% Senior Notes due 2030 (the "2030 Senior Notes") and (ii) $500.0 million aggregate principal amount of the Company's 5.450% Senior Notes due 2035 (the "2035 Senior Notes", and, together with the 2030 Senior Notes, the "2030 and 2035 Senior Notes").

The 2030 Senior Notes have a 5-year term and mature on July 15, 2030, and the 2035 Senior Notes have a 10-year term and mature on July 15, 2035. The Company may redeem the 2030 and 2035 Senior Notes, in whole or in part, at any time prior to their maturity at the redemption prices set forth in the 2030 and 2035 Senior Notes. In addition, upon the occurrence of a change of control repurchase event (which involves the occurrence of both a change of control and a ratings event involving the 2030 and 2035 Senior Notes being rated below investment grade), the Company will be required to make an offer to repurchase the 2030 and 2035 Senior Notes at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the repurchase date. The indenture governing the 2030 and 2035 Senior Notes also contains certain limited covenants restricting the Company's ability to incur certain liens, enter into certain sale and leaseback transactions and merge or consolidate with any other entity or convey, transfer or lease all or substantially all of the Company's properties or assets to another person, which, in each case, are subject to certain qualifications and exceptions. As of January 31, 2026, the Company had $1.0 billion borrowings outstanding from the 2030 and 2035 Senior Notes.

Interest Expense and Future Contractual Maturities

During fiscal 2026, 2025, and 2024, the Company recognized $187.3 million, $183.0 million, and $202.9 million of interest expense, respectively, in its consolidated statements of operations related to interest, amortization of debt issuance costs and accretion of discount associated with the outstanding debt.

As of January 31, 2026, the aggregate future contractual maturities of the Company's outstanding debt, at face value, were as follows (in millions):

Fiscal Year	Amount
2027	$ 500.0
2028	—
2029	1,249.9
2030	500.0
2031	500.0
Thereafter	1,750.0
Total	$ 4,499.9

Note 8 — Commitments and Contingencies

Warranty Obligations

The Company generally warrants that its products sold to its customers will conform to its approved specifications and be free from defects in material and workmanship under normal use and conditions for one year. The Company may offer a longer warranty period in limited situations based on product type and negotiated warranty terms with certain customers.

Commitments

The Company's commitments primarily consist of wafer purchase obligations with foundry partners, supply capacity reservation payment commitments with foundries and test and assembly partners, technology license fee obligations, minimum purchase commitments under technology service agreements, and commitments for capital expenditures.

Future unconditional purchase commitments as of January 31, 2026, are as follows (in millions):

Fiscal Year	Purchase Commitments to Foundries and Test and Assembly Partners		Technology Services and License Fees	
2027	$	1,871.8	$	154.6
2028		476.6		169.4
2029		68.6		122.3
2030		66.3		111.7
2031		64.4		43.4
Thereafter		118.1		33.9
Total unconditional purchase commitments	$	2,665.8	$	635.3

Technology license fees include the liabilities under agreements for technology licenses between the Company and various vendors.

In addition, as of January 31, 2026, the Company had approximately $152.0 million of commitments for capital expenditures, the majority of which are expected to be paid within the next twelve months.

Under the Company's manufacturing relationships with its foundry partners, cancellation of outstanding purchase orders is allowed but requires payment of all costs and expenses incurred through the date of cancellation, and in some cases, may result in incremental fees, loss of amounts paid in advance, or loss of priority to reserved capacity for a period of time.

The Company entered into manufacturing supply capacity reservation agreements with foundries and test and assembly suppliers in prior fiscal years. Under these arrangements, the Company agreed to pay capacity fees or refundable deposits to the suppliers in exchange for reserved manufacturing production capacity over the term of the agreements, which ranges from 4 to 10 years. In addition, the Company committed to certain purchase levels that were in line with the capacity reserved. The Company currently estimates that it has agreed to purchase level commitments of at least $458.2 million of wafers, substrates, and other manufacturing products for fiscal 2027 through fiscal 2033 under the capacity reservation agreements. In addition, total fees and refundable deposits payable under these arrangements are $23.1 million in fiscal 2027 through fiscal 2028. Such purchase commitments are summarized in the preceding table.

In September 2021, the Company entered into a technology licensing agreement with a vendor which provided complete access to the vendor's intellectual property portfolio for 10 years. The arrangement provided access to intellectual property over the term of the contract, including existing intellectual property, as well as intellectual property in development, and to be developed in the future. The contract provided support and maintenance over the term of the contract as well. In the third quarter of fiscal 2025, the Company ceased use of this arrangement due to restructuring actions taken during the quarter, resulting in recognition of asset impairment charges. See "Note 4 – Restructuring" for further information. Aggregate remaining fees of $268.5 million as of the cease use date are payable quarterly over the contract term.

Contingencies and Legal Proceedings

The Company currently is, and may from time to time become, subject to claims, lawsuits, governmental inquiries, inspections or investigations and other legal proceedings (collectively, "Legal Matters") arising in the course of its business. Such Legal Matters, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

As of the end of fiscal 2024, the Company recognized charges of $251.0 million in the aggregate for product related claims, including amounts recognized in previous quarters. Such claims were fully resolved in the fourth quarter of fiscal 2024.

In the third quarter of fiscal 2025, the Company reserved $50.0 million in relation to a contractual disagreement with a customer that was influenced by the restructuring actions initiated by the Fiscal 2025 Plan. See "Note 4 – Restructuring" for additional information. In the fourth quarter of fiscal 2025, the matter was resolved for an amount that was not materially different than initially estimated.

The Company is currently unable to predict the final outcome of its pending Legal Matters and therefore cannot determine the likelihood of loss or estimate a range of possible loss, except with respect to amounts where it has determined a loss is both probable and estimable and has made an accrual. The Company evaluates, at least on a quarterly basis, developments in its Legal Matters that could affect the amount of any accrual, as well as any developments that would result in a loss contingency to become both probable and reasonably estimable. The ultimate outcome of its pending Legal Matters involves judgments, estimates and inherent uncertainties. An unfavorable outcome in a Legal Matter could require the Company to pay damages or could prevent the Company from selling some of its products in certain jurisdictions. While the Company cannot predict with certainty the results of the Legal Matters in which it is currently involved, the Company does not expect that the ultimate costs to resolve these Legal Matters will individually or in the aggregate have a material adverse effect on its financial condition, however, there can be no assurance that the current or any future Legal Matters will be resolved in a manner that is not adverse to the Company's business, financial statements, results of operations or cash flows.

Indemnities, Commitments and Guarantees

During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities may include indemnities for general commercial obligations, indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of Delaware. In addition, the Company has contractual commitments to various customers, which could require the Company to incur costs to repair an epidemic defect with respect to its products outside of the normal warranty period if such defect were to occur. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. Some of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that the Company could be obligated to make. In general, the Company does not record any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets as the amounts cannot be reasonably estimated and are not considered probable. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable and estimable.

Intellectual Property Indemnification

In addition to the above indemnities, the Company has agreed to indemnify certain customers for claims made against the Company's products where such claims allege infringement of third-party intellectual property rights, including, but not limited to, patents, registered trademarks, and/or copyrights. Under the aforementioned indemnification clauses, the Company may be obligated to defend the customer and pay for the damages awarded against the customer as well as the attorneys' fees and costs under an infringement claim. The Company's indemnification obligations generally do not expire after termination or expiration of the agreement containing the indemnification obligation. Generally, but not always, there are limits on and exceptions to the Company's potential liability for indemnification. Historically the Company has not made significant payments under these indemnification obligations and the Company cannot estimate the amount of potential future payments, if any, that it might be required to make as a result of these agreements. The maximum potential amount of any future payments that the Company could be required to make under these indemnification obligations could be significant.

Note 9 — Leases

The Company's leases primarily include facility leases and hosting/data center leases, which are all classified as operating leases. For hosting/data center leases, the Company elected the practical expedient to account for the lease and non-lease component as a single lease component.

Lease expense and supplemental cash flow information are as follows (in millions):

| | Year Ended | | |
	January 31, 2026	February 1, 2025	February 3, 2024
Operating lease expense	$ 72.2	$ 58.2	$ 62.0
Cash paid for amounts included in the measurement of operating lease liabilities	$ 58.8	$ 49.7	$ 53.5
Right-of-use assets obtained in exchange for lease obligations	$ 83.8	$ 80.9	$ 34.1

The effect of operating lease right-of-use asset amortization of $44.4 million, $34.3 million and $37.2 million is included in Other expense, net in the cash provided by operating activities section on the consolidated statements of cash flows for the years ended January 31, 2026, February 1, 2025, and February 3, 2024, respectively.

The aggregate future lease payments for operating leases as of January 31, 2026 are as follows (in millions):

Fiscal Year	Operating Leases	Sublease Income
2027	69.5	5.9
2028	57.3	4.1
2029	48.3	2.2
2030	48.4	2.3
2031	42.1	1.8
Thereafter	114.8	—
Total lease payments	380.4	16.3
Less: imputed interest	60.7	
Present value of lease liabilities	$ 319.7	

Average lease terms and discount rates were as follows:

	January 31, 2026	February 1, 2025
Weighted-average remaining lease term (years)	7.0	7.0
Weighted-average discount rate	4.6 %	4.6 %

Note 10 — Stockholders' Equity

Preferred and Common Stock

Under the terms of the Company's Certificate of Incorporation, the Board of Directors may determine the rights, preferences, and terms of the Company's authorized but unissued shares of preferred stock.

As of January 31, 2026, the Company is authorized to issue 8.0 million shares of $0.002 par value preferred stock and 1.3 billion shares of $0.002 par value common stock. As of January 31, 2026 and February 1, 2025, no shares of preferred stock were outstanding.

Restricted Stock Unit Withholdings

For the years ended January 31, 2026, February 1, 2025, and February 3, 2024, the Company withheld approximately 3.3 million, 3.3 million and 4.3 million shares, or $240.7 million, $274.9 million and $223.7 million of common stock, respectively, in settlement of employee tax withholding obligations due upon the vesting of restricted stock.

Cash Dividends on Shares of Common Stock

During fiscal 2026, the Company declared and paid cash dividends of $0.24 per share of common stock, or $205.1 million, on the Company's outstanding common stock. During fiscal 2025, the Company declared and paid cash dividends of $0.24 per share of common stock, or $207.5 million, on the Company's outstanding common stock. During fiscal 2024, the Company declared and paid cash dividends of $0.24 per share of common stock, or $206.8 million, on the Company's outstanding common stock.

Any future dividends will be subject to the approval of the Company's Board of Directors.

Stock Repurchase Program

On November 17, 2016, the Company announced that its Board of Directors authorized a $1.0 billion stock repurchase program with no fixed expiration. The stock repurchase program replaced in its entirety the prior $3.3 billion stock repurchase program. On October 16, 2018, the Company announced that its Board of Directors authorized a $700.0 million addition to the balance of its existing stock repurchase program. On March 7, 2024, the Company announced that its Board of Directors authorized a $3.0 billion addition to the balance of its existing stock repurchase program. On September 24, 2025, the Company announced that its Board of Directors authorized a $5.0 billion addition to the balance of its existing stock repurchase program. The Company intends to effect stock repurchases in accordance with the conditions of Rule 10b-18 under the Exchange Act, but may also make repurchases in the open market outside of Rule 10b-18 or in privately negotiated transactions. The stock repurchase program is subject to market conditions, legal rules and regulations, and other factors, and does not obligate the Company to repurchase any dollar amount or number of shares of its common stock and the repurchase program may be extended, modified, suspended or discontinued at any time.

On September 24, 2025, the Company executed an accelerated share repurchase agreement ("ASR Agreement") with a counterparty financial institution. Pursuant to the terms of the ASR Agreement, the Company made an upfront payment of $1.0 billion and received an initial delivery of approximately 10.7 million shares of its common stock, which represented a portion of the prepayment amount. During the fourth quarter of fiscal 2026, the ASR Agreement was settled, and the Company received an additional 1.0 million shares. The cumulative repurchases under this ASR Agreement totaled 11.7 million shares at an average price of $85.21 per share.

The Company repurchased 26.6 million shares of its common stock for $2.0 billion during fiscal 2026, 9.0 million shares of its common stock for $725.0 million during fiscal 2025 and 2.5 million shares of its common stock for $150.0 million during fiscal 2024. The repurchased shares of common stock were retired immediately after the repurchases were completed. The Company records all open market repurchases based on their trade date. As of January 31, 2026, a total of 348.5 million shares of common stock have been repurchased to date under the Company's stock repurchase program for a total $7.3 billion in cash and there was $5.5 billion remaining available for future stock repurchases.

A summary of the stock repurchase activity under the stock repurchase program is summarized as follows (in millions, except per share amounts):

	Shares Repurchased		Weighted-Average Price per Share		Amount Repurchased
Cumulative balance at January 28, 2023	310.4	$	14.12	$	4,385.0
Repurchase of common stock under the stock repurchase program	2.5	$	61.51		150.0
Cumulative balance at February 3, 2024	312.9	$	14.49		4,535.0
Repurchase of common stock under the stock repurchase program	9.0	$	80.47		725.0
Cumulative balance at February 1, 2025	321.9	$	16.34		5,260.0
Repurchase of common stock under the stock repurchase program	26.6	$	76.46		2,040.1
Cumulative balance at January 31, 2026	348.5	$	20.94	$	7,300.1

Note 11 — Equity Compensation and Employee Benefit Plans

Employee Stock Compensation Plans

1995 Stock Option Plan

In April 1995, the Company adopted the 1995 Stock Option Plan (the "Option Plan"). The Option Plan, as amended from time to time, had 383.4 million shares of common stock reserved for issuance thereunder as of January 31, 2026. As of January 31, 2026, approximately 40.5 million shares remained available for future grants under the Option Plan. Under the Option Plan, the Company may issue restricted stock unit ("RSU") awards, performance-based restricted stock unit ("PRSU") awards, stock options, and other types of stock awards, all of which may be subject to vesting over a specified service term, generally three to four years.

RSUs granted under the Option Plan include time-based RSUs and PRSUs. Time-based RSUs generally vest over a three to four-year service period. The Company grants PRSUs that vest based on the achievement of performance metrics, which can be financial performance, non-financial performance, and/or market conditions, including, but not limited to, the Company's relative total shareholder return, earnings per share growth, and stock price performance. PRSU awards reflect a target number of shares, and the actual number of shares may range from 0% to 250% based on the achievement of the performance metrics specified. In addition to achievement of performance and/or market conditions, PRSUs generally have a three to five year service requirement.

Options granted under the Option Plan generally have a term of 10 years and must be issued at prices equal to the fair market value of the stock on the date of grant. Options generally vest over a three to four-year service period.

In December 2017, the Company's Executive Compensation Committee approved a deferred stock program, whereby executives of the Company have the option, beginning in 2018, to defer the settlement of time-based and performance-based restricted stock units granted under the Option Plan to a future date. In June 2021, the Company extended the stock deferral program to members of the Board of Directors. A deferral election is irrevocable after the annual submission deadline. The shares of common stock underlying the deferred grants will be distributed at the earliest of the employee's specified future settlement date or upon separation from service, a change in control, or death or disability.

Outside Director Equity Compensation Policy

In September 2016, the Company's Board of Directors approved an Outside Director Equity Compensation Policy that governs the grant of equity awards to non-employee directors under the Option Plan. Under the current Outside Director Compensation Policy, each outside director, upon appointment to fill a vacancy on the board or in connection with election at an annual meeting of stockholders, will be granted an RSU award under the Option Plan. The RSU award vests 100% on the earlier of the date of the next annual meeting of stockholders or the one-year anniversary of the date of grant.

Assumed Employee Stock Compensation Plans

In connection with past acquisitions, the Company assumed equity incentive plans of certain acquired companies (collectively "the Assumed Plans"), and the equity awards assumed in connection with each acquisition were granted from their respective assumed plans. The assumed equity awards will be settled in shares of the Company's common stock and will retain the terms and conditions under which they were originally granted. No additional equity awards will be granted under the Assumed Plans.

Employee Stock Purchase Plan

Under the 2000 Employee Stock Purchase Plan, as amended and restated on June 23, 2022 (the "ESPP"), participants purchase the Company's common stock using payroll deductions, which may not exceed 15% of their total cash compensation. The ESPP provides for a 24-month offering period, with four six-month purchase periods. Participants are granted the right to purchase common stock at a price per share that is 85% of the lesser of the fair market value of the common stock at (i) the participant's enrollment date into the two-year offering period or (ii) the end of each six-month purchase period within the offering period.

Under the ESPP, a total of 1.3 million shares were issued in fiscal 2026 at a weighted-average price of $57.20 per share, a total of 2.3 million shares were issued in fiscal 2025 at a weighted-average price of $36.34 per share, and a total of 2.4 million shares were issued in fiscal 2024 at a weighted-average price of $35.57 per share. As of January 31, 2026, there was $74.0 million of unamortized compensation expense related to the ESPP.

As of January 31, 2026, approximately 37.9 million shares remained available for future issuance under the ESPP.

Summary of Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense (in millions):

	Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Cost of goods sold	$ 49.2	$ 47.3	$ 49.1
Research and development	409.0	395.6	411.1
Selling, general and administrative	132.6	154.5	149.6
Total stock-based compensation	$ 590.8	$ 597.4	$ 609.8

The income tax benefit recognized from stock-based compensation expense was $89.0 million, $92.2 million and $95.3 million for the years ended January 31, 2026, February 1, 2025 and February 3, 2024, respectively. Stock-based compensation capitalized in inventory was $20.0 million at January 31, 2026, $16.6 million at February 1, 2025 and $18.2 million at February 3, 2024.

The income tax benefit related to equity awards vested or exercised was $31.5 million, $58.5 million and $24.3 million during the years ended January 31, 2026, February 1, 2025 and February 3, 2024, respectively.

Restricted Stock and Stock Unit Awards

A summary of restricted stock and stock unit activity for time-based and performance-based awards is as follows (in millions, except per share amounts):

	Time-Based		Performance-Based	
	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested Balance at February 1, 2025	12.4	$ 56.17	5.2	$ 49.19
Granted	10.9	$ 61.92	1.7	$ 55.84
Vested	(8.7)	$ 52.90	(1.0)	$ 47.76
Canceled/Forfeited	(2.4)	$ 57.73	(1.1)	$ 48.47
Unvested Balance at January 31, 2026	12.2	$ 63.30	4.8	$ 52.05

The aggregate intrinsic value of RSUs vested and expected to vest as of January 31, 2026 was $966.1 million. The weighted-average grant date fair value for RSUs granted was $61.92, $69.93 and $41.50 for the years ended January 31, 2026, February 1, 2025 and February 3, 2024, respectively. The total fair value of RSUs vested during the years ended January 31, 2026, February 1, 2025 and February 3, 2024 was $459.5 million, $491.6 million and $523.7 million, respectively. As of January 31, 2026, unamortized compensation expense related to RSUs was $721.6 million, which is expected to be recognized over a weighted-average period of 2.2 years.

The aggregate intrinsic value of PRSUs vested and expected to vest as of January 31, 2026 was $379.6 million. The weighted-average grant date fair value for PRSUs granted was $55.84, $72.61 and $37.78 for the years ended January 31, 2026, February 1, 2025 and February 3, 2024, respectively. The total fair value of PRSUs vested during the years ended January 31, 2026, February 1, 2025 and February 3, 2024 was $45.9 million, $28.6 million and $56.0 million, respectively. As of January 31, 2026, unamortized compensation expense related to PRSUs was $160.5 million, which is expected to be recognized over a weighted-average period of 1.5 years.

Warrant Shares

During fiscal 2025, the Company issued a warrant to a customer for the purchase of up to 4.2 million shares ("Fiscal 2025 Warrant Shares") of the Company's common stock at an exercise price of $87.77 per share. The warrant has an exercise term of seven years and a vesting term of five years.

During fiscal 2026, the Company issued a warrant to a customer for the purchase of up to 1.0 million shares ("Fiscal 2026 Warrant Shares") of the Company's common stock at an exercise price of $87.00 per share. The warrant has an exercise term of six years and a vesting term of five years.

See "Note 3 – Revenue" for additional information.

Activity for the warrant shares is as follows (in millions):

	Fiscal 2025 Warrant Shares	Fiscal 2026 Warrant Shares
Balance outstanding at February 1, 2025	4.1	—
Granted	—	1.0
Vested	(0.6)	—
Cancelled	—	—
Balance outstanding at January 31, 2026	3.5	1.0

A total of 0.7 million warrant shares were vested as of January 31, 2026.

Valuation of Stock-Based Awards

The expected volatility for awards granted during fiscal 2026, 2025 and 2024 was based on historical stock price volatility.

The expected dividend yield is calculated by dividing the current annualized dividend by the closing stock price on the date of grant of the option or award.

The following weighted-average assumptions were used to calculate the fair value of common stock to be issued under the ESPP on the date of grant using the Black-Scholes option pricing model:

	Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Employee Stock Purchase Plan:			
Estimated fair value	$ 31.45	$ 38.68	$ 21.44
Expected volatility	68 %	54 %	55 %
Expected term (in years)	1.3	1.2	1.3
Risk-free interest rate	4.0 %	4.3 %	5.0 %
Expected dividend yield	0.3 %	0.2 %	0.4 %

The following weighted-average assumptions were used to calculate the fair value of common stock to be issued under PRSU awards on the date of grant using the Monte Carlo pricing model:

	Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
PRSUs:			
Expected term (in years)	3.4	3.0	3.5
Expected volatility	60 %	54 %	50 %
Average correlation coefficient of peer companies	0.7	0.7	0.7
Risk-free interest rate	3.9 %	4.6 %	3.7 %
Expected dividend yield	0.4 %	0.3 %	0.6 %

The correlation coefficients are calculated based upon the price data used to calculate the historical volatilities and is used to model the way in which each entity tends to move in relation to its peers.

The following assumptions were used to calculate the fair value of warrant shares on the date of issuance using the Black-Scholes option pricing model:

| | Year Ended | |
	January 31, 2026	February 1, 2025
Warrant Shares:		
Estimated fair value	$ 53.02	$ 54.44
Expected volatility	57 %	48 %
Expected term (in years)	6.0	7.0
Risk-free interest rate	3.7 %	4.1 %
Expected dividend yield	0.3 %	0.3 %

Employee 401(k) Plans

The Company sponsors a 401(k) savings and investment plan that allows eligible U.S. employees to participate by making pre-tax, Roth and after-tax contributions to the 401(k) plan ranging from 1% to 75% of eligible earnings subject to a required annual limit. Effective January 1, 2026, the Company increased its matching contribution from 100% of 5% of eligible salary (maximum $5,000) to 100% of 6% of eligible salary with a $6,000 maximum contribution. The Company made matching contributions to employees of $14.9 million in fiscal 2026, $14.7 million in fiscal 2025 and $15.5 million in fiscal 2024. As of January 31, 2026, the 401(k) plan offers a variety of investment alternatives, representing different asset classes. Employees may not invest in the Company's common stock through the 401(k) plan.

The Company also has voluntary defined contribution plans in various non-U.S. locations. In connection with these plans, the Company made contributions on behalf of employees totaling $10.4 million, $11.0 million and $11.4 million during fiscal 2026, 2025 and 2024, respectively.

Note 12 — Income Taxes

The U.S. and non-U.S. components of income (loss) from continuing operations before income taxes consist of the following (in millions):

| | Year Ended | | |
	January 31, 2026	February 1, 2025	February 3, 2024
U.S. operations	$ 105.9	$ (402.2)	$ (383.3)
Non-U.S. operations	2,940.7	(492.5)	(375.4)
Income (loss) before income taxes	$ 3,046.6	$ (894.7)	$ (758.7)

The provision (benefit) for income taxes consists of the following (in millions):

| | Year Ended | | |
	January 31, 2026	February 1, 2025	February 3, 2024
Current income tax provision (benefit):			
Federal	$ 69.4	$ 30.9	$ (1.0)
State	2.7	0.5	(2.1)
Foreign	262.2	70.8	27.0
Total current income tax provision	334.3	102.2	23.9
Deferred income tax provision (benefit):			
Federal	(19.5)	(34.5)	186.9
State	1.7	(2.4)	4.7
Foreign	60.0	(75.0)	(40.8)
Total deferred income tax provision (benefit)	42.2	(111.9)	150.8
Total provision (benefit) for income taxes	$ 376.5	$ (9.7)	$ 174.7

The income tax expense differs from the amount computed by applying the U.S. federal statutory rate of 21% to income before income taxes as follows (in millions, except percentages):

		Year Ended January 31, 2026	
U.S. federal statutory tax rate	$	639.8	21.0%
State taxes, net of federal benefit (1)		4.4	0.1
Foreign tax effect			
Singapore			
Statutory tax rate difference between Singapore and United States		(113.7)	(3.7)
Development and expansion incentive		(221.7)	(7.3)
Sale of business		(117.6)	(3.9)
Qualified domestic top-up tax		41.4	1.4
Other		15.2	0.5
Other foreign jurisdictions		21.0	0.7
Effect of cross-border tax laws			
Subpart F income		139.4	4.6
Global intangible low-taxed income		58.1	1.9
Other		(22.6)	(0.7)
Tax credits			
Research and development tax credits		(79.8)	(2.6)
Other		(7.5)	(0.2)
Changes in valuation allowance		(113.0)	(3.7)
Nontaxable or nondeductible items			
Stock based compensation		12.6	0.4
Other		(5.8)	(0.2)
Changes in unrecognized tax benefits		86.3	2.8
Other adjustments			
Deemed royalty		40.1	1.3
Other		(0.1)	—
Effective tax rate	$	376.5	12.4%

(1)   State taxes in Illinois, Massachusetts, and Arizona for fiscal 2026 made up the majority (greater than 50%) of the tax effect in this category.

As previously disclosed for the years ended February 1, 2025, and February 3, 2024, prior to the adoption of ASU 2023-09, the following is a reconciliation of the difference between the U.S. federal statutory income taxes and the total income tax expense (benefit) as follows (in millions):

	Year Ended	
	February 1, 2025	February 3, 2024
Tax at U.S. statutory rate	$ (187.9)	$ (159.3)
State taxes, net of federal benefit	(2.0)	2.5
Difference in U.S. and non-U.S. tax rates	98.2	69.5
Foreign income inclusion in U.S.	159.7	220.0
Change in federal valuation allowance	36.9	92.4
Federal research and development credits	(102.8)	(88.0)
Stock-based compensation	(36.1)	(0.5)
Non-deductible compensation	17.1	15.8
Intellectual property transaction	—	15.3
Uncertain tax positions	2.7	1.0
Other	4.5	6.0
Total provision (benefit) for income taxes	$ (9.7)	$ 174.7

The Company recorded an income tax expense of $376.5 million and an income tax benefit of $9.7 million in fiscal 2026 and 2025, representing effective tax rates of 12.4% and 1.1%, respectively. The increase in income tax provision in fiscal 2026 was driven by an increase in earnings, which includes the gain on the sale of the Company's automotive ethernet business. The income tax expense for fiscal 2026 differs from the U.S. federal statutory rate of 21% as a result of foreign income inclusions in the U.S., a portion of the Company's earnings or losses being taxed or benefited at rates lower than the U.S. statutory rate, research and development credit generation, and changes in valuation allowance.

The income tax benefit for fiscal 2025 differs from the U.S. federal statutory rate of 21% as a result of foreign income inclusions in the U.S., a portion of the Company's earnings or losses being taxed or benefited at rates lower than the U.S. statutory rate, research and development credit generation, and deductions related to stock compensation.

The income tax expense for fiscal 2024 differs from the U.S. federal statutory rate of 21% as a result of foreign income inclusions in the U.S., a portion of the Company's earnings or losses being taxed or benefited at rates lower than the U.S. statutory rate, research and development credit generation, and disallowed deductions related to non-deductible compensation.

The One Big Beautiful Bill Act of 2025 (the "2025 Tax Act") was signed into law on July 4, 2025. The 2025 Tax Act makes permanent key elements of the 2017 Tax Cuts and Jobs Act, including domestic research cost expensing, 100% bonus depreciation and makes modifications to the U.S. International tax framework. The Company's tax provision for the January 31, 2026 period includes the impact of the 2025 Tax Act. The Company will continue to evaluate the impact of the 2025 Tax Act on its income taxes.

Deferred tax assets and liabilities consist of the following (in millions):

	January 31, 2026	February 1, 2025
Deferred tax assets:		
Net operating losses	$ 105.3	$ 112.0
Income tax credits	1,085.5	1,133.0
Intangible assets	410.2	536.7
Lease liabilities	44.9	44.2
Other	102.9	96.3
Gross deferred tax assets	1,748.8	1,922.2
Valuation allowance	(1,113.3)	(1,176.2)
Total deferred tax assets	635.5	746.0
Deferred tax liabilities:		
Intangible assets	(184.0)	(274.3)
Fixed assets	(67.4)	(41.5)
Unremitted earnings of non-U.S. subsidiaries	(20.1)	(25.6)
Right of use assets	(38.6)	(37.2)
Total deferred tax liabilities	(310.1)	(378.6)
Net deferred tax assets	$ 325.4	$ 367.4

The deferred tax assets and liabilities based on tax jurisdictions are presented on the Company's consolidated balance sheets as follows (in millions):

	January 31, 2026	February 1, 2025
Non-current deferred tax assets	$ 345.9	$ 401.2
Non-current deferred tax liabilities	(20.5)	(33.8)
Net deferred tax assets	$ 325.4	$ 367.4

The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those assets become deductible or creditable. The Company evaluates the recoverability of its deferred tax assets, weighing all positive and negative evidence, and provides or maintains a valuation allowance for these assets if it is more likely than not that some, or all, of the deferred tax assets will not be realized. If negative evidence exists, sufficient positive evidence is necessary to support a conclusion that a valuation allowance is not needed. The Company considers all available evidence such as its earnings history including the existence of cumulative income or losses, reversals of taxable temporary differences, projected future taxable income, and tax planning strategies. In the U.S., and in certain foreign jurisdictions, the Company has deferred tax assets for which partial valuation allowances have been established. After weighing all available evidence, particularly the earnings history and forecasts of future taxable income in each respective jurisdiction, as well as its history of tax credits expiring unused, the Company determined that negative evidence outweighed positive evidence with respect to the ability to realize federal, certain state, and foreign research and development and other tax credits, as well as certain other foreign deferred tax assets. The valuation allowance decreased by $62.9 million from fiscal 2026, for certain federal, state, and foreign tax attributes. The Company maintains a valuation allowance on its U.S. R&D credits based on the factors listed above as well as forecasted R&D credit utilization and expected R&D credit generation in future years. In future periods, it is possible that significant positive or negative evidence could arise that results in a change in the Company's judgment with respect to the need for a valuation allowance, which could result in a tax benefit, or adversely affect the Company's income tax provision, in the period of such change in judgment.

As of January 31, 2026, the Company had net operating loss carryforwards available to offset future taxable income of approximately $358.7 million, $804.6 million, $198.1 million and none for U.S. federal, state of California, other U.S. states, and foreign purposes, respectively. If not utilized, the federal loss carryforwards begin to expire in fiscal 2033, and the California carryforwards begin to expire in fiscal 2027. The Company also had federal research and other tax credit carryforwards of approximately $663.6 million, which begin to expire in fiscal 2027. As of January 31, 2026, the Company also had California research tax credit carryforwards of approximately $792.0 million, which can be carried forward indefinitely. In addition, the Company has research and other tax credit carryforwards of approximately $53.7 million in other U.S. states, which begin to expire in fiscal 2027. The Company also has research and other tax credit carryforwards of approximately $14.6 million in foreign jurisdictions, which begin to expire in fiscal 2027. The Company's net operating loss and tax credit carryforwards may be subject to audit and adjusted for changes or modification in tax laws, other authoritative interpretations, or other facts and circumstances.

Utilization of the Company's U.S. federal and state net operating loss and credit carryforwards may be subject to annual limitations due to ownership change provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. Future changes in the Company's stock ownership, some of which are generally outside of the Company's control, could result in an ownership change under Section 382 and Section 383 and result in a limitation on U.S. tax attributes. The Company has determined that no significant limitation would be placed on the utilization of its net operating loss and tax credit carry-forwards due to prior ownership changes.

The following table reflects changes in the unrecognized tax benefits (in millions):

| | Year Ended | | |
	January 31, 2026	February 1, 2025	February 3, 2024
Unrecognized tax benefits as of the beginning of the period	$ 541.7	$ 476.5	$ 317.5
Increases related to prior year tax positions	101.6	—	—
Decreases related to prior year tax positions	(14.1)	(7.7)	(0.8)
Increases related to current year tax positions	68.3	74.9	163.1
Settlements	(102.3)	(0.2)	(1.0)
Lapse in the statute of limitations	(1.2)	(1.4)	(1.8)
Foreign exchange gain	0.6	(0.4)	(0.5)
Gross amounts of unrecognized tax benefits as of the end of the period	$ 594.6	$ 541.7	$ 476.5

The Company has recorded $594.6 million of gross unrecognized tax benefits as of January 31, 2026, of which $199.6 million would affect the Company's effective income tax rate if recognized. $353.3 million of the Company's gross unrecognized tax benefits as of January 31, 2026 relate to income tax positions which, if recognized, would increase deferred tax assets that are subject to valuation allowances.

The total amount of interest and penalties accrued was approximately $7.0 million, $5.8 million, and $3.8 million as of January 31, 2026, February 1, 2025, and February 3, 2024, respectively. The consolidated statements of operations for fiscal 2026, 2025, and 2024 included accruals of $3.0 million, $2.5 million, and $1.3 million, respectively, of interest and penalties related to unrecognized tax benefits.

The Company is subject to taxation in the United States and various state and foreign jurisdictions. The Company is subject to income tax audits by the respective tax authorities in all of the jurisdictions in which it operates. The examination of tax liabilities in each of these jurisdictions requires the interpretation and application of complex and sometimes uncertain tax laws and regulations. As of January 31, 2026, the Company is subject to examination in significant jurisdictions including Germany, India, Israel, Singapore, and the United States for fiscal 2003 and after.

The Company maintains a Development and Expansion Incentive ("DEI") in Singapore through June 30, 2029. To retain the current DEI tax benefits through June 2029 in Singapore, the Company must meet certain operating conditions, headcount and investment requirements, as well as maintain certain activities in Singapore. In fiscal 2026, tax savings associated with this program, after factoring in any qualified domestic minimum top-up tax, were approximately $56.4 million, which if paid, would impact the Company's earnings per share by $0.07. In fiscal 2025 and 2024, no Singapore tax incentive net tax benefits were recorded.

Marvell Israel (M.I.S.L) Ltd., is entitled to certain tax benefits through December 31, 2026 under the Israeli Encouragement of Investments Law ("Encouragement Law") Special Technology Enterprise Regime, subject to various operating requirements and other conditions. In fiscal 2026, tax savings associated with this program were approximately $25.3 million, which if paid, would impact the Company's earnings per share by $0.03 per share. In fiscal 2025, no Israel tax incentive net tax benefits were recorded. In fiscal 2024, tax savings associated with this program were approximately $8.7 million, which if paid, would impact the Company's earnings per share by $0.01 per share.

As of January 31, 2026, the Company intends to indefinitely reinvest $40.3 million of cumulative undistributed earnings held by certain subsidiaries. The Company has not provided the amount of the unrecognized deferred tax liabilities for temporary differences related to these investments as the determination of such amounts is not practicable.

The following table presents supplemental cash flow information related to income taxes paid, net of refunds received (in millions):

	Year Ended January 31, 2026
U.S. Federal	$ 4.1
U.S. State	1.1
Foreign	
Singapore	61.0
India	11.5
Israel	6.6
Other	7.8
Total cash paid for income taxes, net of refunds received	$ 92.1

Cash paid for incomes taxes, net of refunds received, for fiscal 2025 and 2024 were $40.1 million and $120.6 million, respectively.

Note 13 — Net Income (Loss) Per Share

The Company reports both basic net income (loss) per share, which is based on the weighted-average number of common stock outstanding during the period, and diluted net income (loss) per share, which is based on the weighted-average number of common stock outstanding and potentially dilutive shares outstanding during the period.

The computations of basic and diluted net income (loss) per share are presented in the following table (in millions, except per share amounts):

	Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Numerator:			
Net income (loss)	$ 2,670.1	$ (885.0)	$ (933.4)
Denominator:			
Weighted-average shares — basic	861.0	865.5	861.3
Effect of dilutive securities:			
Stock-based awards	8.7	—	—
Weighted-average shares — diluted	869.7	865.5	861.3
Net income (loss) per share:			
Basic	$ 3.10	$ (1.02)	$ (1.08)
Diluted	$ 3.07	$ (1.02)	$ (1.08)
Anti-dilutive potential shares	4.3	13.0	10.9

Potential dilutive securities include dilutive common stock from stock-based awards, including stock options, restricted stock units, employee stock purchase plan shares and warrant shares using the treasury stock method. Under the treasury stock method, potential shares of common stock outstanding are not included in the computation of diluted net income per share, if their effect is anti-dilutive. In periods of net loss, all potential dilutive shares are anti-dilutive.

Note 14 — Segment and Geographic Information

The Company operates in one reportable segment — the design, development and sale of integrated circuits. The chief executive officer was identified as the chief operating decision maker ("CODM"). Based on his direct involvement with the Company's operations and product development, the CODM is ultimately responsible for and actively involved in the allocation of resources and the assessment of the Company's performance using consolidated net income (loss) reported on the consolidated statements of operations. The Company's organizational structure is based along functional lines, with each of the functional department heads, as well as shared resources, reporting directly to the CODM or to a direct report of the CODM. The Company uses a highly-integrated approach in developing its products in that discrete technologies developed by the Company are frequently integrated across many of its products, and substantially all of the Company's integrated circuits are manufactured under similar manufacturing processes. Accordingly, the Company operates under a single operating segment.

The following table presents a summary of consolidated net income (loss) inclusive of significant segment expenses and other expense information provided to the CODM (in millions):

	Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Net revenue	$ 8,194.6	$ 5,767.3	$ 5,507.7
Less:			
Product costs (a)	3,322.8	2,246.7	2,136.8
Employee compensation and related in operating expenses	1,359.0	1,319.9	1,276.1
Amortization of acquired intangible assets	942.0	1,052.6	1,097.9
Restructuring related charges, net (b)	16.0	711.8	131.1
Stock-based compensation	590.8	597.4	609.8
Engineering design related costs	265.4	219.1	180.4
Interest expense	202.6	189.4	211.7
Provision (benefit) for income taxes	376.5	(9.7)	174.7
Other segment items (c)	(1,550.6)	325.1	622.6
Net income (loss)	$ 2,670.1	$ (885.0)	$ (933.4)

(a) Includes material, labor and other product related costs, excluding the other categories above.

(b) Restructuring related charges of $0.5 million and $357.9 million are included in cost of goods sold, and $15.5 million and $353.9 million are included in operating expenses for the years ended January 31, 2026 and February 1, 2025, respectively, in the accompanying consolidated statements of operations.

(c) Includes depreciation and amortization expenses, facilities expenses, legal expenses, interest income and other income and expenses, including gain on sale of business. See "Note 1 – Basis of Presentation" for discussion of the automotive ethernet business divestiture.

This expense information is based on management's internal view of expense classification when reviewing aspects of financial and operating performance of the business, and may not be representative of expense classification that is comparable to other peer companies' internal management views. As a result, this expense information should not be considered in isolation or as substitute for analysis of Marvell's results in conjunction with the accompanying consolidated financial statements and notes thereto.

The following table presents long-lived asset information by geographic region (in millions):

	January 31, 2026	February 1, 2025
Property and equipment, net:		
United States	$ 495.9	$ 398.6
Singapore	327.8	321.0
Other	111.3	70.9
	$ 935.0	$ 790.5

Note 15 — Supplemental Financial Information (in millions)

Consolidated Balance Sheets

	January 31, 2026	February 1, 2025
Cash and cash equivalents:		
Cash	$ 2,566.1	$ 891.1
Cash equivalents:		
Time deposits	72.7	57.2
Cash and cash equivalents	$ 2,638.8	$ 948.3

Short-term, highly liquid investments of $72.7 million and $57.2 million as of January 31, 2026 and February 1, 2025, respectively, included in cash and cash equivalents on the accompanying consolidated balance sheets are not considered as investments because of the short-term maturity of such investments.

	January 31, 2026	February 1, 2025
Accounts receivable, net:		
Accounts receivable	$ 2,191.1	$ 1,031.0
Less: Allowance for credit losses	(4.5)	(2.6)
Accounts receivable, net	$ 2,186.6	$ 1,028.4

The Company sells certain of its trade accounts receivable on a non-recourse basis to a third-party financial institution pursuant to a factoring arrangement. The Company accounts for these transactions as sales of receivables and presents cash proceeds as cash provided by operating activities in the consolidated statements of cash flows. After the sale of its trade accounts receivable, the Company will collect payment from the customer and remit it to the third-party financial institution. Total trade accounts receivable sold under the factoring arrangement were $735.5 million, $868.8 million, and $335.7 million for the years ended January 31, 2026, February 1, 2025, and February 3, 2024, respectively. $108.5 million and $101.8 million remained subject to servicing by the Company as of January 31, 2026 and February 1, 2025, respectively. Factoring fees for the sales of receivables were recorded in interest income and other, net and were not material for fiscal 2026, 2025 and 2024.

	January 31, 2026	February 1, 2025
Inventories:		
Work-in-process	$ 1,105.6	$ 709.0
Finished goods	282.4	320.7
Inventories	$ 1,388.0	$ 1,029.7

	January 31, 2026	February 1, 2025
Property and equipment, net:		
Machinery and equipment	$ 1,825.2	$ 1,570.2
Land, buildings, and leasehold improvements	338.8	306.6
Computer software	137.1	126.4
Furniture and fixtures	41.5	34.3
	2,342.6	2,037.5
Less: Accumulated depreciation	(1,407.6)	(1,247.0)
Property and equipment, net	$ 935.0	$ 790.5

The Company recorded depreciation expense for property and equipment of $221.7 million, $177.0 million and $148.2 million for fiscal 2026, 2025 and 2024, respectively. During fiscal 2026, the Company recorded impairment charges for property and equipment of $69.2 million. Other than those disclosed in "Note 4 – Restructuring," impairment charges for property and equipment were not material in fiscal 2025 and 2024.

	January 31, 2026	February 1, 2025
Other non-current assets:		
Prepaid ship and debits	$ 584.2	$ 516.9
Technology licenses (1)	296.3	401.3
Operating right-of-use assets	284.1	246.0
Prepayments on supply capacity reservation agreements	278.8	307.8
Non-marketable equity investments	129.6	48.2
Other	153.9	74.8
Other non-current assets	$ 1,726.9	$ 1,595.0

(1)   Amortization of technology licenses was $124.7 million, $125.5 million and $177.1 million in fiscal 2026, 2025 and 2024, respectively.

	January 31, 2026	February 1, 2025
Accrued liabilities:		
Variable consideration estimates (1)	$ 713.8	$ 517.9
Accrued income taxes payable	228.3	55.6
Technology license obligations	84.1	101.8
Lease liabilities - current portion	56.5	48.3
Accrued restructuring	55.1	91.5
Accrued interest	45.7	43.5
Deferred revenue	40.1	22.1
Accrued royalties	25.1	11.7
Other	88.4	80.2
Accrued liabilities	$ 1,337.1	$ 972.6

(1)   Substantially all of the variable consideration estimate is comprised of the ship and debit claims accrual, but also includes estimated customer returns, price discounts, price protection, rebates, and stock rotation programs.

	January 31, 2026	February 1, 2025
Other non-current liabilities:		
Lease liabilities - non-current	$ 263.2	$ 231.0
Non-current restructuring liabilities	193.9	228.4
Technology license obligations	160.4	233.8
Non-current income taxes payable	117.4	73.4
Deferred tax liabilities	20.5	33.8
Other	30.2	16.0
Other non-current liabilities	$ 785.6	$ 816.4

Government Incentives

See "Note 2 – Significant Accounting Policies – Government Incentives" for information on our accounting policies related to government incentives. The amounts recorded on the consolidated financial statements related to grants receivable and refundable investment credits were as follows (in millions):

	January 31, 2026
Consolidated Balance Sheets	
Prepaid expenses and other current assets	$ 107.3
Inventories	(11.8)
Property and equipment, net	(3.7)
Total	$ 91.8

	Year Ended January 31, 2026
Consolidated Statements of Operations	
Cost of goods sold	$ 68.8
Research and development	15.1
Selling, general and administrative	4.4
Total	$ 88.3

Accumulated Other Comprehensive Income

The changes in accumulated other comprehensive income, net of tax, by components for the comparative periods are presented in the following table (in millions):

	Unrealized Gain (Loss) on Cash Flow Hedges
Balance at February 3, 2024	$ 1.1
Other comprehensive income (loss) before reclassifications	0.1
Amounts reclassified from accumulated other comprehensive income (loss)	(0.8)
Net current-period other comprehensive income (loss), net of tax	(0.7)
Balance at February 1, 2025	0.4
Other comprehensive income (loss) before reclassifications	1.2
Amounts reclassified from accumulated other comprehensive income (loss)	(1.6)
Net current-period other comprehensive income (loss), net of tax	(0.4)
Balance at January 31, 2026	$ —

Consolidated Statements of Cash Flows

	Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Supplemental Cash Flow Information:			
Cash paid for interest	$ 177.7	$ 173.4	$ 173.7
Non-Cash Investing and Financing Activities:			
Purchases under technology license obligations	$ 11.9	$ 307.5	$ 56.2
Unpaid purchases of property and equipment at end of year	$ 156.4	$ 69.3	$ 80.1

Note 16 — Subsequent Events

Subsequent to fiscal 2026 year end, on February 2, 2026, the Company completed the previously announced acquisition of Celestial AI, Inc. ("Celestial"), a provider of a Photonic Fabric™ technology platform purpose-built for next-generation scale-up interconnect. The acquisition of Celestial is expected to accelerate the Company's connectivity strategy for next-generation AI and cloud data centers. At acquisition close, the Company paid approximately $1.3 billion in cash (or $1.0 billion, net of cash acquired of approximately $300.0 million) and issued approximately 24.5 million shares of its common stock. Contingent on the achievement of specified revenue milestones, the Company may be required to pay additional cash and issue additional shares of its common stock through fiscal 2029.

Subsequent to fiscal 2026 year end, on February 10, 2026, the Company completed the previously announced acquisition of XConn Technologies Holdings, Ltd. ("XConn"), a provider of advanced PCIe and CXL switching silicon, which expands the Company's switching portfolio and augments the Company's Ultra Accelerator Link™ ("UALink™") scale-up switch team. At acquisition close, the Company paid approximately $280.0 million in cash and issued approximately 2.1 million shares of its common stock.

Due to the timing of the Celestial and XConn acquisitions, it is not practicable to disclose the preliminary allocations of the purchase consideration to the assets acquired and liabilities assumed.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Management's Evaluation of Disclosure Controls and Procedures

Management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of January 31, 2026. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of January 31, 2026.

Management has concluded that the consolidated financial statements included in this Form 10-K present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting consists of policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) are designed and operated to provide reasonable assurance regarding the reliability of our financial reporting and our process for the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Our internal control over financial reporting is designed by, and under the supervision of the principal executive officer and principal financial officer and effected by the Company's Board of Directors, management, and others. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 31, 2026 using the criteria for effective internal control over financial reporting as described in "Internal Control-Integrated Framework," issued by the Committee of Sponsoring Organization of the Treadway Commission (2013 framework) (the COSO Criteria). Based on this assessment, management concluded that our internal control over financial reporting was effective as of January 31, 2026.

The effectiveness of our internal control over financial reporting as of January 31, 2026 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in its report that is included herein.

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and our principal financial officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Changes to Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the three months ended January 31, 2026 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. *Other Information*

In the fourth quarter of fiscal 2026, the following trading plans intended to satisfy the Rule 10b5-1 affirmative defense pursuant to Item 408(a)(1) of Regulation S-K were adopted or terminated by an executive officer or director of the Company:

Name	Title	Adopted or Terminated	Adoption/ Termination Date	Plan Start Date	Plan End Date	Transactions	Shares [(1)(2)]
Officers							
Matthew J. Murphy	Chairman and Chief Executive Officer	Adopted	12/16/2025	3/26/2026	12/17/2026	Sales	97,500
Sandeep Bharathi	President, Data Center Group	Adopted	12/4/2025	3/26/2026	10/31/2026	Sales	96,129
Willem Meintjes	Chief Financial Officer	Adopted	1/9/2026	4/15/2026	3/12/2027	Sales	75,994
Christopher Koopmans	President and Chief Operating Officer	Adopted	1/5/2026	4/6/2026	9/30/2026	Sales	60,000

[(1)] Vesting of any future performance shares are estimated based on target achievement.

[(2)] If the plan covers "net" vested shares, then the current tax rate has been applied.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Marvell Technology, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Marvell Technology, Inc. and subsidiaries (the "Company") as of January 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended January 31, 2026, of the Company and our report dated March 11, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

San Jose, California
March 11, 2026

PART III

Unless we file an amendment to this Form 10-K within 120 days after January 31, 2026 to include the Part III information, we intend to incorporate such information by reference to our definitive proxy statement in connection with our 2026 annual meeting of stockholders to be held in June 2026 (the "2026 Proxy Statement").

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by Items 401, 407(c)(3) and 408(b) of Regulation S-K with respect to our directors, director nominees, executive officers and corporate governance is incorporated by reference herein to the information set forth under the captions "Election of Directors," "Corporate Governance and Matters Related to Our Board," "Executive Officers of the Company" and "Insider Trading, Anti-Hedging and Anti-Pledging Policies" in our 2026 Proxy Statement.

Delinquent Section 16(a) Reports

The information required by Item 405 of Regulation S-K is incorporated by reference herein, as applicable, to the information set forth under the caption "Delinquent Section 16(a) Reports" in our 2026 Proxy Statement.

Code of Ethics

We have adopted a Code of Ethics and Business Conduct for Employees, Officers and Directors (the "Code of Ethics") that applies to all of our directors, officers (including our Chief Executive Officer (our principal executive officer), Chief Financial Officer (our principal financial officer), Corporate Controller (our chief accounting officer) and any person performing similar functions) and employees. This Code of Ethics was most recently amended in September 2025. We intend to disclose certain future amendments to certain provisions of our Code of Ethics and waivers of our Code of Ethics granted to executive officers and directors on our website or in a report on Form 8-K within four business days following the date of such amendment or waiver. Our Code of Ethics is available on our website www.marvell.com. None of the material on our website is part of our Annual Report on Form 10-K or is incorporated by reference herein.

Committees of the Board of Directors

The information required by Items 407(d)(4) and (d)(5) of Regulation S-K concerning our Audit Committee and Audit Committee financial expert is incorporated by reference herein to the information set forth under the caption "Corporate Governance and Matters Related to Our Board" in our 2026 Proxy Statement.

Item 11. *Executive Compensation*

The information required by Items 402, 407(e)(4) and 407(e)(5) of Regulation S-K is incorporated by reference herein to the information set forth under the captions "Compensation of Directors," "Director Compensation Table-Fiscal 2026," "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" in our 2026 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by Item 403 of Regulation S-K is incorporated by reference herein to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in our 2026 Proxy Statement.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

The following table provides certain information with respect to all of our equity compensation plans in effect January 31, 2026:

Plan Category	(a) Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (2)	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders (3)	16,973,973	$ 9.80	78,364,382
Equity compensation plans not approved by security holders (4)	25,685	$ 13.96	—

(1) Includes only options and restricted stock units (outstanding under our equity compensation plans, as no stock warrants or other rights were outstanding under our equity compensation plans as of January 31, 2026).

(2) The weighted-average exercise price calculation does not take into account any restricted stock units as those units vest, without any cash consideration or other payment required for such shares.

(3) Includes our Amended and Restated 1995 Stock Option Plan, our Amended 2000 Employee Stock Purchase Plan (the "2000 ESPP").

(4) Plans not approved by security holders consists of the Cavium 2007, 2016 and QLogic equity incentive plans which we assumed in our merger with Cavium Inc, Aquantia 2004, 2015 and 2017 equity incentive plans which we assumed in our merger with Aquantia, Inphi 2010 equity incentive plans which we assumed in our merger with Inphi and Innovium 2015 equity incentive plans which we assumed in our merger with Innovium.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by Item 404 of Regulation S-K is incorporated by reference herein to the information set forth under the caption "Certain Relationships and Related Party Transactions" in our 2026 Proxy Statement.

The information required by Item 407(a) of Regulation S-K is incorporated by reference herein to the information set forth under the caption "Board of Directors and Committees of the Board" in our 2026 Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required by Item 9(e) of Schedule 14A is incorporated by reference to the information set forth under the caption "Information Concerning Independent Registered Public Accounting Firm" in our 2026 Proxy Statement.

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. *Financial Statements:*

See the "Index to Consolidated Financial Statements" on page 61 of this Annual Report on Form 10-K.

2. *Financial Statement Schedules:*

See "Schedule II — Valuation and Qualifying Accounts" on page 116 of this Annual Report on Form 10-K.

All other schedules not listed above have been omitted because they are not applicable or required, or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits.*

Exhibit No.	Description	Form	File Number	Incorporated by Reference from Exhibit Number	Filed with SEC
2.1**	Agreement and Plan of Merger and Reorganization, dated as of October 29, 2020, by and among Marvell Technology Group Ltd., Inphi Corporation, Maui HoldCo, Inc., Maui Acquisition Company Ltd and Indigo Acquisition Corp.	8-K	000-30877	2.1	10/30/2020
2.2	Agreement and Plan of Merger by and among the Company, Kauai Acquisition Corp., and Cavium, Inc. dated as of November 19, 2017	8-K	000-30877	2.1	11/20/2017
2.3	Asset Purchase Agreement between Marvell and NXP dated May 29, 2019	10-Q	000-30877	2.1	9/4/2019
3.1	Second Amended and Restated Certificate of Incorporation of Marvell Technology, Inc.	8-K	001-40357	3.1	3/15/2023
3.2	Amended and Restated Bylaws of Marvell Technology, Inc.	8-K	001-40357	3.2	4/20/2021
4.1	Base Indenture, dated as of April 12, 2021, between Marvell Technology, Inc. and U.S. Bank National Association, as trustee	8-K	000-30877	4.1	4/12/2021
4.2	First Supplemental Indenture, dated as of April 12, 2021, by and among Marvell Technology, Inc., Marvell Technology Group Ltd. and U.S. Bank National Association, as trustee	8-K	000-30877	4.2	4/12/2021
4.3	Form of $500,000,000 1.650% Senior Notes due 2026 (included as Exhibit A to Exhibit 4.2)	8-K	000-30877	4.3	4/12/2021
4.5	Form of $750,000,000 2.450% Senior Notes due 2028 (included as Exhibit B to Exhibit 4.2)	8-K	000-30877	4.4	4/12/2021
4.6	Form of $750,000,000 2.950% Senior Notes due 2031 (included as Exhibit C to Exhibit 4.2)	8-K	000-30877	4.5	4/12/2021
4.7	Second Supplemental Indenture, dated as of May 4, 2021, between Marvell Technology, Inc. and U.S. Bank National Association, as trustee	8-K	001-40357	4.2	5/4/2021

4.8	Form of $433,817,000 4.200% Senior Notes due 2023 (included as Exhibit A to Exhibit 4.2)	8-K	001-40357	4.3	5/4/2021
4.9	Form of $479,394,000 4.875% Senior Notes due 2028 (included as Exhibit B to Exhibit 4.2)	8-K	001-40357	4.4	5/4/2021
4.10	Third Supplemental Indenture, dated as of September 18, 2023, between Marvell Technology, Inc. and U.S. Bank Trust Company, National Association (successor in interest to U.S. Bank National Association), as trustee	8-K	001-40357	4.1	9/18/2023
4.11	Form of Global Note for the 5.750% Senior Notes due 2029 (included as Exhibit A to Exhibit 4.1)	8-K	001-40357	4.2	9/18/2023
4.12	Form of Global Note for the 5.950% Senior Notes due 2033 (included as Exhibit B to Exhibit 4.1)	8-K	001-40357	4.3	9/18/2023
4.13	Fourth Supplemental Indenture, dated as of June 30, 2025, between Marvell Technology, Inc. and U.S. Bank Trust Company, National Association (successor in interest to U.S. Bank National Association), as trustee	8-K	001-40357	4.1	6/30/2025
4.14	Form of Global Note for the 4.750% Senior Notes due 2030 (included as Exhibit A to Exhibit 4.1)	8-K	001-40357	4.2	6/30/2025
4.15	Form of Global Note for the 5.450% Senior Notes due 2035 (included as Exhibit B to Exhibit 4.1)	8-K	001-40357	4.3	6/30/2025
4.13	Base Indenture, dated as of June 22, 2018, by and between Marvell Technology Group Ltd. and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee.	8-K	000-30877	4.1	6/22/2018
4.14	First Supplemental Indenture, dated as of June 22, 2018, by and between Marvell Technology Group Ltd. and U.S. Bank Trust Company, National Association (as successor to U.S. Bank National Association), as trustee	8-K	000-30877	4.2	6/22/2018
4.15	Second Supplemental Indenture, dated as of April 15, 2021, by and between Marvell Technology Group Ltd. and U.S. Bank National Association	8-K	000-30877	4.1	4/19/2021
4.16	The description of the Registrant's Common Stock, par value $0.002 per share, contained in the Registrant's Registration Statement on Form S-4 initially filed with the Commission on December 22, 2020, as amended	10-K	001-40357	4.12	3/9/2023
10.1	Form of Indemnification Agreement	8-K	001-40357	10.1	4/20/2021
10.2**	Second Amended and Restated Revolving Credit Agreement, dated as of June 30, 2025, among Marvell Technology, Inc., the lenders party thereto, and Bank of America, N.A., as the Administrative Agent	8-K	001-40357	10.1	6/30/2025

10.3#	Marvell Technology Group Ltd. Amended and Restated 1995 Stock Option Plan (now named the Marvell Technology, Inc. Amended and Restated 1995 Stock Option Plan) (as amended and restated as of April 2, 2021)	S-8	333-255384	4.1	4/20/2021
10.3.1#	Form of Stock Option Agreement and Notice of Grant of Stock Options and Option Agreement for use with 1995 Stock Option Plan (for options granted after September 20, 2013)	8-K	000-30877	10.2	9/26/2013
10.3.2#	Form of Deferral Feature Stock Unit Agreement with Stock Unit Election Form for use with the Amended and Restated 1995 Stock Option Plan	10-K	000-30877	10.3.11	3/29/2018
10.3.2.1#	Updated Election Deferral Form	10-K	001-40357	10.5.2.1	3/12/2025
10.3.3#	Amended and restated form of stock unit agreement under the 1995 Stock Option Plan	10-Q	001-40357	10.5.3	12/4/2024
10.3.4#	Amended and restated form of stock unit agreement under the 1995 Stock Option Plan as updated March 2025	10-Q	001-40357	10.5.3.2	5/30/2025
10.3.5#	Form of Relative TSR and EPS RSU Grant Notice	10-Q	001-40357	10.7.8	5/27/2022
10.3.6#	Form of Relative TSR and EPS RSU Grant Notice December 2022	10-K	001-40357	10.7.9	3/9/2023
10.3.7#	Form of Relative TSR and EPS RSU Grant Notice April 2024	10-Q	001-40357	10.5.7	5/31/2024
10.3.8# **	Special Equity Grant Agreement as approved March 2023	10-Q	001-40357	10.7.11	5/26/2023
10.3.9#	Form of Grant Notice for Restricted Stock Units under the 1995 Stock Option Plan	10-Q	001-40357	10.3.9	8/29/2025
10.3.10#	Form of Special Equity Award Relative TSR and EPS RSU Grant Notice July 2025	10-Q	001-40357	10.3.10	8/29/2025
10.4#	Amended and Restated Marvell Technology, Inc. 2000 Employee Stock Purchase Plan (as approved by stockholders on June 23, 2022)	10-K	001-40357	10.8.1	3/9/2023
10.4.1#	Amended and restated form of subscription agreement under the 2000 ESPP	10-Q	001-40357	10.6.1	12/4/2024
10.5#	Offer Letter between Marvell and Matthew J. Murphy and form of Severance Agreement attached thereto as Appendix B	8-K	000-30877	10.1	6/20/2016
10.5.1#	Severance Agreement with Matt Murphy as amended March 2023	10-Q	001-40357	10.9.1	5/26/2023
10.6#	Cavium, Inc. 2016 Equity Incentive Plan (including forms of grant notice and agreements)	10-Q	000-30877	10.1	12/4/2019
10.7#	Aquantia Corp. 2015 Equity Incentive Plan (including forms of grant notice and agreements)	10-Q	000-30877	10.5	12/4/2019

10.8#	Aquantia Corp. 2004 Equity Incentive Plan (including forms of grant notice and agreements)	10-Q	000-30877	10.4	12/4/2019
10.9#	Inphi Corporation Amended and Restated 2010 Stock Incentive Plan, as amended and restated on April 14, 2020	S-8	333-255384	4.10	4/20/2021
10.10#	Offer letter with Chris Koopmans	10-Q	000-30877	10.4	9/8/2016
10.11#	Fiscal 2026 Named Executive Officer Compensation	10-Q	001-40357	10.13	5/30/2025
10.12#	Marvell Technology Inc. Change in Control Severance Plan and Summary Plan Description as amended and restated June 2025	10-Q	001-40357	10.12	8/29/2025
10.13	Warrant to Purchase Common Shares of Marvell dated June 5, 2019	8-K	000-30877	99.1	6/5/2019
10.14#	Promotion to CFO Letter for Willem Meintjes	10-K	001-40357	10.29	3/9/2023
10.15#	Innovium, Inc. Amended 2015 Stock Option and Grant Plan (including forms of grant notice and agreements)	S-8	333-260060	4.1	10/5/2021
10.16#	Offer Letter for the Chief Legal Officer	10-K	001-40357	10.23	3/13/2024
10.17	Underwriting Agreement, dated September 11, 2023, among Marvell Technology, Inc. and J.P. Morgan Securities LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC, as representatives of the several underwriters named therein	8-K	001-40357	1.1	9/18/2023
10.18#	Non-Qualified Deferred Compensation Plan	10-K	001-40357	10.21	3/12/2025
10.19	Underwriting Agreement, dated June 23, 2025, among Marvell Technology, Inc. and J.P. Morgan Securities LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC, as representatives of the several underwriters named therein	8-K	001-40357	1.1	6/30/2025
10.20#	Senior Executive Retirement Program dated May 28, 2025	10-Q	001-40357	10.20	8/29/2025
10.21	Offer Letter for Sandeep Bharathi President, Data Center Group	10-Q	001-40357	10.21	12/3/2025
10.22#	Celestial AI, Inc. Amended and Restated 2020 Equity Incentive Plan	S-8	333-293205	99.1	2/04/2026
10.23#	XConn Technologies Holdings, Ltd. 2021 Equity Incentive Plan	S-8	333-293358	99.1	2/10/2026
19	Insider Trading Prohibition Policy and Guidelines	10-K	001-40357	19	3/12/2025
21.1	Subsidiaries of Registrant				Filed herewith
23.1	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP				Filed herewith

24.1	Power of Attorney (contained in the signature page to this Annual Report)					Filed herewith
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer					Filed herewith
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer					Filed herewith
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Principal Executive Officer					Filed herewith
32.2*	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Principal Financial Officer					Filed herewith
97	Rule 10D-1 Clawback Policy	10-K	001-40357	97		3/13/2024
101.INS	Inline XBRL Instance Document					
101.SCH	Inline XBRL Taxonomy Extension Schema Document					
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					
101.DEF	Inline XBRL Taxonomy Extension Definition					
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document					
104	Cover Page Interactive Data File - The cover page from this Annual Report on Form 10-K is formatted in iXBRL					

\#   Management contracts or compensation plans or arrangements in which directors or executive officers are eligible to participate.

*   In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filings under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

**   Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARVELL TECHNOLOGY, INC.

Dated: March 11, 2026   By: /S/   WILLEM MEINTJES

Willem Meintjes
Chief Financial Officer
(Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Matthew J. Murphy and Willem Meintjes, and each of them individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name and Signature	Title	Date
/S/ MATTHEW J. MURPHY **Matthew J. Murphy**	Chairman and Chief Executive Officer (Principal Executive Officer)	March 11, 2026
/S/ WILLEM MEINTJES **Willem Meintjes**	Chief Financial Officer (Principal Financial Officer)	March 11, 2026
/S/ JUSTIN SCARPULLA **Justin Scarpulla**	Chief Accounting Officer (Principal Accounting Officer)	March 11, 2026
/S/ SARA ANDREWS **Sara Andrews**	Director	March 11, 2026
/S/ TUDOR BROWN **Tudor Brown**	Director	March 11, 2026
/S/ BRAD BUSS **Brad Buss**	Director	March 11, 2026
/S/ DANIEL DURN **Daniel Durn**	Director	March 11, 2026
/S/ REBECCA HOUSE **Rebecca House**	Director	March 11, 2026

Name and Signature	Title	Date
/S/ MARACHEL KNIGHT **Marachel Knight**	Director	March 11, 2026
/S/ RAJIV RAMASWAMI **Rajiv Ramaswami**	Director	March 11, 2026
/S/ RICK WALLACE **Rick Wallace**	Director	March 11, 2026

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(In millions)

	Balance at Beginning of Year		Additions		Deductions		Balance at End of Year
Fiscal year ended January 31, 2026							
Allowance for credit losses	$	2.6	$	1.9	$	—	$ 4.5
Deferred tax asset valuation allowance	$	1,176.2	$	50.1	$	(113.0)	$ 1,113.3
Fiscal year ended February 1, 2025							
Allowance for credit losses	$	2.0	$	0.7	$	(0.1)	$ 2.6
Deferred tax asset valuation allowance	$	1,099.0	$	77.8	$	(0.6)	$ 1,176.2
Fiscal year ended February 3, 2024							
Allowance for credit losses	$	2.1	$	0.8	$	(0.9)	$ 2.0
Deferred tax asset valuation allowance	$	961.7	$	138.1	$	(0.8)	$ 1,099.0

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)



5488 Marvell Lane
Santa Clara, CA 95054

www.marvell.com